FILED BY ZIP CO LIMITED

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14A-12

OF THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: SEZZLE INC.

COMMISSION FILE NUMBER: 000-56267

On February 28, 2022, Zip Co Limited issued the following news release.

ASX Release

28 February 2022

ZIP ANNOUNCES DEFINITIVE AGREEMENT TO ACQUIRE SEZZLE, SUPPORTING
SUSTAINABLE GROWTH STRATEGY AND PATH TO PROFITABILITY AND EQUITY CAPITAL
RAISE OF UP TO A$198.7 MILLION1

Zip Co Limited (ASX: Z1P) (“Zip”) and Sezzle Inc. (ASX:SZL) (“Sezzle”) are pleased to announce they have entered into a definitive agreement under which Zip has agreed to acquire Sezzle in an all-scrip transaction by way of a statutory merger under the laws of the State of Delaware (the “Proposed Transaction”). Subject to the satisfaction or waiver of specified closing conditions, Sezzle stockholders will be entitled to receive 0.98 Zip ordinary shares for every share of Sezzle common stock owned (including as represented by a CHESS depository interest (“CDI”) in Sezzle)2. The total consideration for the Sezzle shares in the Proposed Transaction represents an implied value of Sezzle of approximately A$491 million (based on the trading price of Zip ordinary shares on the Australian Securities Exchange (“ASX”) as of the close at 25 February 2022)3. The Proposed Transaction values Sezzle at a 22.0% premium based on current spot prices of A$1.78 (Sezzle) and A$2.21 (Zip) as of 25 February 2022, and a 31.7% premium based on a 30-day volume weighted average price (“VWAP”) of Sezzle’s common stock on the ASX4. Upon implementation of the Proposed Transaction and the Placement (as defined below), Zip shareholders will own approximately 78% of the combined group and Sezzle stockholders will own approximately the remaining 22%5. Closing of the Proposed Transaction is expected to occur by the end of the third quarter of CY2022.

Zip is also pleased to announce a A$148.7 million fully underwritten placement to eligible institutional, professional and sophisticated investors (the “Placement”), and a non-underwritten share purchase plan to eligible Zip shareholders in Australia and New Zealand to raise up to A$50 million (the “SPP”)6,7. Proceeds of the Placement and SPP will help Zip strengthen its balance sheet and positions Zip for sustainable growth by providing more capital runway to execute on the potential synergies from the Proposed Transaction8.

Zip is a leading global “buy now, pay later” (“BNPL”) provider9, creating innovative, responsible and fair payments products that help businesses grow and allow consumers to take control of their finances. With a footprint across 14 geographies, Zip is a global leader in digital retail finance and payments. Zip offers innovative solutions and people-centred products that connect millions of customers with its global network of tens of thousands of merchants. Sezzle, a certified B Corp headquartered in the United States (“U.S.”) and listed on the ASX, is a U.S. BNPL player with strength in small and medium businesses (“SMB”) supported by omni-channel solutions. Sezzle’s payments platform increases the purchasing power for millions of consumers by offering interest-free installment plans at online stores and in-store locations. Sezzle also has a long-term installment capability off balance sheet supported by its proprietary technology, and pioneered Sezzle Up, a product that allows users to buy now, pay later while building their credit scores. The combination of Zip and Sezzle is expected to result in pro forma 8.8 million customers and pro forma 60.5k merchants in the U.S.10.

1 Equity capital raise comprises the fully underwritten Placement for A$148.7 million and a non-underwritten SPP for up to A$50 million (subject to Zip’s right to increase or decrease the size of the SPP).

2 As part of the Proposed Transaction, Zip is also establishing an American Depository Receipts program (with the Zip ADRs required to be listed on a U.S. exchange as a condition to closing of the Proposed Transaction), and Sezzle stockholders outside of Australia may elect under the definitive merger agreement to receive 0.98 Zip ADRs for every share of Sezzle common stock owned in lieu of receiving Zip ordinary shares. To the extent that eligible Sezzle stockholders do not elect to receive Zip ADRs by a prescribed election date before closing of the Proposed Transaction, they will receive Zip ordinary shares.

3 Implied value calculated on a fully diluted basis and excludes the impact of any permitted equity financing that may be undertaken by Sezzle before closing of the Proposed Transaction in accordance with the merger agreement (which is capped at a maximum amount of 24.7m Sezzle shares at a minimum price of A$1.53).

4 Based on Zip’s spot price of A$2.21 per share and 30-day VWAP of A$2.95 per share, and Sezzle’s spot price of A$1.78 per share and 30-day VWAP of A$2.19 per share, in each case as of 25 February 2022.

5 Estimated ownership percentage calculated on a fully diluted basis and assumes the inclusion of 78.3m shares issued under the Placement, and excludes the impact of any permitted equity financing that may be undertaken by Sezzle before closing of the Proposed Transaction in accordance with the merger agreement (which is capped at a maximum amount of 24.7m Sezzle shares at a minimum price of A$1.53).

6 Zip reserves the right to increase or decrease the size of the SPP at its discretion.

7 Eligible shareholders are those registered in Australia and New Zealand subject to exceptions noted in the SPP offer booklet.

8 If the Proposed Transaction does not complete after settlement of the Placement and/or SPP, Zip will use the proceeds from the Placement and/or SPP to improve its balance sheet strength to support growth and for general working capital purposes.

9 Zip has recorded A$4.5bn TTV in the half yearly period to 31 December 2021, representing a 93% growth vs the prior year period.

10 Zip and Sezzle pro forma metrics exclude potential synergies and any customer or merchant overlap. Customer and merchant numbers are based on Zip and Sezzle’s definition of customers and merchants: Zip (number of active customer accounts and accredited merchants) and Sezzle (number of active customer and merchant accounts transacting within the last 12 months).

The Proposed Transaction, which has been unanimously approved by both companies’ boards of directors, and the mergers and acquisitions committee of the board of directors of Sezzle, capitalises on Zip and Sezzle’s shared mission to financially empower the next generation. It advances both companies’ strategic objectives to be a global and U.S. leader in the BNPL industry and to drive a high growth ecosystem that brings merchants and customers together. The Proposed Transaction brings together industry leading BNPL talent and has the potential to generate substantial synergy benefits to accelerate both companies’ path to profitability.

“We are delighted to be bringing Zip and Sezzle together under a transformational transaction that is expected to deliver immediate scale and enhanced growth, which will support our path to profitability. Combining with Sezzle positions us as a leading global BNPL provider and prioritises our ability to win in the important U.S. market,” said Larry Diamond, Co-Founder and Global CEO of Zip. “Pete and I have known Charlie and Paul (co-founders of Sezzle) for some time, and we’ve been impressed by what the Sezzle team has achieved. Their responsible lending, their Sezzle Up credit builder programme, as well as their B Corp certification is to be admired. We’re excited to welcome the entire Sezzle team on our journey, as we continue our mission towards being the first payment choice, everywhere and every day.”

“We are extremely excited about the opportunity to create a leader in the financial services industry by combining with Zip and its management team led by Larry and Pete. Paul and I believe it will be a great cultural fit for both our organisations and we’re excited to be part of Zip’s next chapter,” stated Charlie Youakim, Co-founder, Executive Chairman, and CEO of Sezzle. “I believe the transaction will position us to win in the U.S. and globally.”

A summary of the key terms of the Proposed Transaction is included in Appendix A to this announcement. An Investor Presentation, which includes additional information regarding the Proposed Transaction (including a summary of certain key risks associated with the Proposed Transaction) has also been lodged with the ASX and should be read together with this announcement, together with a copy of the merger agreement in Appendix D. Shareholders are also referred to the ‘Important Notices’ section of this announcement, and in particular to the paragraph titled ‘Cautionary Statement Regarding Forward-Looking Statements’ in relation to the risks and uncertainties associated with the targeted potential synergies and other forward-looking statements in connection with the Proposed Transaction.

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Compelling strategic and financial rationale

The Proposed Transaction is expected to deliver the scale to support sustainable growth and the path to profitability, creating enhanced value for Zip and Sezzle securityholders, as summarised below.

1.	Significantly enhances Zip’s scale and product offering, with the capabilities to accelerate in the U.S.
◾	Significant untapped market potential as BNPL represents 2.1% of global eCommerce spend in a $25 trillion addressable retail market[11].

◾	As one of the largest BNPL markets globally, the U.S. continues to be the highest priority for Zip and Sezzle.

◾	With enhanced scale across 8.8 million customers and 60.5k merchants in the U.S., approximately 60% of the TTV of the combined business is estimated to be derived from the U.S., up from Zip’s 48% as of 31 December 2021[12].

2.	Provides meaningful customer benefits unlocking BNPL anywhere for Sezzle customers and provides Zip customers access to Sezzle’s U.S. merchant network

◾	Broadened product suite to drive increased customer engagement in a combined ecosystem with merchants, thereby reducing customer acquisition costs.

◾	Complementary models and flexible solutions that enable Zip and Sezzle customers access to BNPL everywhere, expected to drive increased customer engagement across both app and checkout.

◾	Potential benefits across improved unit economics, expected to attract new customers and support higher frequency of usage.

3.	Brings together highly complementary enterprise and SMB merchant networks with a strengthened set of capabilities to win together, across a diverse set of verticals
◾	Combining Zip’s strength in global enterprise and Sezzle’s SMB focus to create deeper merchant experiences and offerings.
◾	Enhanced proposition for U.S. merchants through breadth of product suite, channels and industry verticals.
◾	Risk management bolstered by combined proprietary credit platforms that drive informed decision making for merchants in an effort to deliver profitable outcomes.

4.	Enables potential material cost synergies to be achieved and opportunities for improved unit economics, supporting Zip’s path to profitability

◾	Potential material cost synergies and opportunities for revenue and margin uplift with targeted potential EBTDA benefits of up to c. A$130 million EBTDA in FY24, of which A$60-80 million EBTDA are expected to be cost synergies[13,14].

11 WorldPay Global Payments Report, 2021 and eMarketer Global Ecommerce Forecast, 2021.

12 See footnote 10.

13 Refer to page 16 of the Investor Presentation lodged with the ASX together with this announcement for more details on the composition of the potential synergies, including the material assumptions. Investors are also referred to the ‘Key Risks’ in Appendix B of that presentation (including, without limitation, the risks in section 1.6 (Integration risk and realisation of synergies) and section 1.7 (Future earnings risk) and the ‘Important Notices’ section of this announcement, and in particular to the paragraph titled ‘Cautionary Statement Regarding Forward-Looking Statements’ in relation to the risks and uncertainties associated with the targeted potential synergies and other forward-looking statements in connection with the Proposed Transaction.

14 EBTDA is a non-international financial reporting standards term (“IFRS”) and non-Generally Accepted Accounting Principles (“GAAP”) financial measure. This measure is only used by Zip management to assess performance of the business. Investors should consider these non-IFRS and non-GAAP measures only as a supplement to, not as a substitute for or as superior to, measures of financial performance prepared in accordance with IFRS or GAAP, as applicable. In addition, these non-IFRS and non-GAAP measures are unlikely to be comparable with non-IFRS and non-GAAP information provided by other companies. For additional information, please refer to ‘Financial and Other Information’ in the ‘Important Notices’ section of this announcement.

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◾	First realisation of potential synergies targeted in FY23 with initiatives across two key categories: (1) operating expenses and (2) revenue and net transaction margin opportunities.

◾	Zip and Sezzle are engaging in integration planning for the businesses including across key functions, brands and technology. Zip intends on retaining a significant footprint in Minneapolis, Minnesota, where Sezzle is headquartered in the U.S..

5.	Integration path to deliver near-term financial benefits including accretion and balance sheet support to deliver sustainable growth and realisation of potential synergies; potential to create significant value for Zip and Sezzle securityholders

◾	The Proposed Transaction is expected to be accretive to revenue per share and EBTDA per share in FY24F, assuming the full impact of the targeted potential synergies[15].

◾	Supports path to EBTDA profitability with expected EBTDA and cash flow positive during FY24, assuming the full impact of the targeted potential synergies[16].

◾	Balance sheet strength positioned for sustainable growth following the Placement, with more capital runway to execute on the potential synergies.

◾	Improved capital recycling driven by an increase in volume coming from Pay in 4 to c. 60% (an increase from c. 50% in volume coming from Pay in 4 for Zip).

Management and Board

Zip and Sezzle strongly believe that it is important to combine with culturally aligned partners that have common vision and shared objectives. Sezzle’s culture of empowering customers through products such as Sezzle Up is fully aligned with Zip’s own ethos.

In order to ensure alignment on delivery of the combined company strategy, as part of the Proposed Transaction Zip will expand the Zip board of directors to nine members, comprising three persons appointed by Sezzle (being, Co-Founder & CEO of Sezzle, Charlie Youakim as an Executive Director, Paul Lahiff and Mike Cutter as Non-Executive Directors), and an independent director mutually agreed between Zip and Sezzle. Diane Smith-Gander will remain the Independent Chairperson of Zip. Upon closing, Charlie Youakim will become President and CEO of the Americas (U.S., Mexico and Canada) and Executive Director & President of Sezzle, Paul Paradis will join the U.S. leadership team.

Board Recommendations

The Zip board of directors has unanimously determined that the Proposed Transaction is in the best interests of Zip and its shareholders and recommends that Zip shareholders vote in favour of the resolutions necessary to implement the Proposed Transaction.

The Sezzle board of directors established a special committee of the board consisting solely of independent directors of Sezzle (the “Mergers and Acquisitions Committee”) to review, analyse and make recommendations to the Sezzle board of directors with respect to potential opportunities for business combinations, mergers, acquisitions, dispositions, divestitures and other similar change of control transactions involving Sezzle, and determine whether any such transaction is in the best interests of Sezzle and Sezzle’s minority stockholders. The Sezzle board of directors (acting upon the unanimous recommendation of the Mergers and Acquisitions Committee) unanimously determined that the Proposed Transaction is fair and in the best interests of Sezzle and its stockholders and those materially affected by Sezzle’s conduct, and promotes the public benefit. Sezzle’s directors unanimously recommend that Sezzle stockholders vote in favour of the Proposed Transaction.

15 See footnote 13 and 14.

16 See footnote 13 and 14.

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Indicative Timetable and Next Steps

Subject to the receipt of the requisite Zip and Sezzle securityholder approvals, and the satisfaction or waiver of the other conditions to closing, Zip expects to complete the Proposed Transaction by the end of the third quarter of CY2022.

Zip and Sezzle securityholders do not need to take any action at the present time.

A notice of the meeting and proxy statement for the required meeting of Sezzle stockholders, when available, will contain additional details regarding the Proposed Transaction. Zip will also provide Zip shareholders with a notice of extraordinary general meeting in respect of the required Zip shareholder approvals in due course.

Further information about the date of the securityholder meetings to consider the necessary resolutions required to proceed with the Proposed Transaction will be provided in due course.

In connection with the Proposed Transaction, Zip will also file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (which will include a definitive proxy statement of Sezzle and a prospectus of Zip with respect to the Zip ordinary shares and Zip ADRs to be issued to Sezzle stockholders in the Proposed Transaction) that will be provided to Sezzle stockholders.

Subject to certain exceptions, each of Sezzle’s co-founders, Charlie Youakim and Paul Paradis (accounting for 48% of Sezzle’s outstanding shares of common stock as at 25 February 2022), and Zip’s co-founders, Larry Diamond and Peter Gray (accounting for 12% of issued Zip ordinary shares as at 25 February 2022), have agreed to vote in favour of the Proposed Transaction.

As part of the Proposed Transaction, Zip is also establishing an American Depository Receipts program, with such securities required to be listed on a U.S. exchange as a condition to closing of the Proposed Transaction (the “Zip ADRs”)17. American Depository Receipts allow U.S. investors to invest in non-US companies (such as Zip) and give non-U.S. companies easier access to the U.S. capital markets. As Zip will have undertaken this process as part of the Proposed Transaction, this provides Zip with a pathway to explore a U.S. IPO in the future and/or a greater opportunity to access new pools of capital in the U.S..

Placement

Zip is undertaking a fully underwritten institutional Placement to eligible institutional, professional and sophisticated investors to raise approximately A$148.7 million at a fixed price of A$1.90 (the “Placement Price”). This represents a:

◾	14% discount to Zip’s last closing price on 25 February 2022 of A$2.21 per share; and

◾	15% discount to the VWAP of Zip ordinary shares traded during the 5 trading days up to and including 25 February 2022 of A$2.23 per share.

The Placement is fully underwritten18. The Placement will result in the issue of approximately 78.3 million Zip ordinary shares (the “Placement Shares”), representing approximately 13.3% of Zip’s existing shares on issue19.

17 See footnote 2.

18 Refer to Appendix C of the Investor Presentation lodged with ASX with this announcement for a summary of the key terms and conditions of the underwriting agreement.

19 Based on Zip’s current ordinary shares on issue as at 25 February 2022.

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The Placement Shares will rank equally with existing Zip ordinary shares and are expected to settle on 3 March 2022 and commence trading on 4 March 2022.

The Placement is not conditional on the Proposed Transaction completing and is occurring without Zip shareholder approval under Zip’s ASX Listing Rule 7.1 placement capacity.

Proceeds of the Placement will help Zip strengthen its balance sheet and positions Zip for sustainable growth by providing more capital runway to execute on potential synergies from the Proposed Transaction.20

SPP

Following completion of the Placement, eligible Zip shareholders in Australia and New Zealand21 will have the opportunity to participate in a non-underwritten SPP to raise up to A$50 million22. Under the SPP, eligible shareholders will have the opportunity to apply for up to A$30,000 of new Zip ordinary shares without incurring broker or transaction costs23.

The issue price of the new Zip ordinary shares to be issued under the SPP (“SPP Shares”) will be the lower of:

◾	the Placement Price of A$1.90; and

◾	a 2% discount to the 5 day VWAP of Zip ordinary shares up to and including the closing date of the SPP (currently scheduled for 1 April 2022).

The SPP Shares will rank equally with existing Zip ordinary shares from their issue date.

The SPP is not conditional on the Proposed Transaction completing. Full details of the SPP will be set out in the SPP offer booklet, which is expected to be released to the ASX and made available to eligible shareholders on the SPP offer opening date of 11 March 2022.

This announcement does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or any other jurisdiction. The Placement Shares and the SPP Shares have not been, and will not be, registered under the US Securities Act of 1933 and may not be offered or sold in the United States except in transactions exempt from, or not subject to, the registration requirements of the US Securities Act and applicable US state securities laws. The SPP Shares will only be offered and sold outside the United States in compliance with Regulation S under the US Securities Act.

HY 2022 earnings

In addition to today’s announcement, Zip reported record revenues and transaction volumes for the half-year ended 31 December 2021 (HY 2022). Zip’s HY 2022 results have also been lodged on the ASX.

Advisers

BofA Securities and Jarden-Evercore are acting as financial advisers to Zip. Skadden, Arps, Slate, Meagher & Flom LLP is acting as U.S. legal counsel and Arnold Bloch Leibler is acting as Australian legal counsel to Zip.

20 See footnote 8.

21 See footnote 7.

22 Zip reserves the right to increase or decrease the size of the SPP at its discretion.

23 Zip reserves the right to scale back applications under the SPP at its discretion.

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Sezzle is advised by financial adviser Goldman Sachs. Ropes & Gray is acting as U.S. legal counsel and Squire Patton Boggs is acting as Australian legal counsel to the Merger and Acquisitions Committee of the board of directors of Sezzle.

Release approved by the board of directors of Zip and the board of directors of Sezzle.

- ENDS -

Shareholders and investors are encouraged to participate in a Conference Call (Call ID “Zip 1”) to discuss the results and announcement on Monday, 28th February 2022 at 10:30 AM AEDT.

The dial in details are as follows:

Reference the Call ID: “Zip 1”.

Participant Toll free
Australia:	1800 144 837
Czech Republic:	800 700 539
Hong Kong:	800 901 494
India:	000 800 100 7615
Japan:	0053 116 0855
Mexico:	001 800 514 6145
New Zealand:	080 044 9207
Singapore:	800 101 2018
South Africa:	080 098 1020
U.K.:	0808 101 1183
US:	800 895 3361

For all other countries, the call can be accessed by Toll number.

Participant Toll	+1 785 424 1062

Alternatively, you can access the audio-only webcast HERE or visit the below link.

https://event.on24.com/wcc/r/3655199/71209937596300D1BF2528CC09B4C4F3

Note: Q&A functionality is only available through the conference call line.

For more information, please contact:

Zip Investors:
Vivienne Lee	Kerry Parkin	Katherine Kim	Nigel Kassulke
Investor Relations	Director, PR (Global)	Teneo, U.S.	Teneo, Australia
vivienne.lee@zip.co	kerry.parkin@zip.co	katherine.kim@teneo.com	nigel.kassulke@teneo.com
	+44 7738 987082	+1 917 455 4102	+61 407 904 874

For general investor enquiries, email investors@zip.co

Sezzle Investors:

Lee Brading, CFA	Justin Clyne
Investor Relations	Company Secretary
InvestorRelations@sezzle.com	jclyne@clynecorporate.com.au
+1 651 240 6001	+61 407 123 143
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About Zip

Zip is a leading global financial services company, offering innovative, people-centred products that bring customers and merchants together. On a mission to be the first payment choice everywhere and every day, Zip offers point-of-sale credit and digital payment services in 14 geographies around the world, including through strategic investments, connecting millions of customers with its global network of tens of thousands of merchants.

One of the fastest growing BNPL providers globally, Zip has a presence in Australia, Canada, Czech Republic, India, Mexico, New Zealand, the Philippines, Poland, Saudi Arabia, Singapore, South Africa, UAE, the United Kingdom and the United States. Zip provides fair, flexible and transparent payment options to individual consumers and SMBs, helping them to take control of their financial future and helping merchants to grow their businesses. Zip is committed to responsible lending and also owns Pocketbook, a leading personal financial management tool. Founded in Australia in 2013, Zip now employs over 1,500 Zipsters worldwide.

For more information, visit: www.zip.co.

About Sezzle

Sezzle is a rapidly growing fintech company on a mission to financially empower the next generation. Sezzle’s payment platform increases the purchasing power for millions of active consumers by offering interest-free instalment plans at online stores and in-store locations. Sezzle’s transparent, inclusive and seamless payment option allows consumers to take control over their spending, be more responsible, and gain access to financial freedom. When consumers apply, approval is instant, and their credit scores are not impacted, unless the consumer elects to opt-in to a credit building feature, called Sezzle Up.

The increase in purchasing power for consumers can lead to increased sales and basket sizes for more than 47,000 active merchants that offer Sezzle.

For more information, visit sezzle.com.

Sezzle’s CDIs are issued in reliance on the exemption from registration contained in Regulation S of the US Securities Act of 1933 (“Securities Act”) for offers of securities which are made outside the US. Accordingly, the CDIs have not been, and will not be, registered under the Securities Act or the laws of any state or other jurisdiction in the US. As a result of relying on the Regulation S exemption, the CDIs are ‘restricted securities’ under Rule 144 of the Securities Act. This means that you are unable to sell the CDIs into the US or to a US person who is not a qualified institutional buyer (“QIB”) for the foreseeable future, unless the re-sale of the CDIs is registered under the Securities Act or another exemption is available. To enforce the above transfer restrictions, all CDIs issued bear a FOR Financial Product designation on the ASX. This designation restricts any CDIs from being sold on ASX to US persons excluding QIBs. However, you are still able to freely transfer your CDIs on ASX to any person other than a US person who is not a QIB. In addition, hedging transactions with regard to the CDIs may only be conducted in accordance with the Securities Act.

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Appendix A: Details of Terms of the Proposed Transaction

Consideration

Subject to the satisfaction or waiver of specified closing conditions, Sezzle stockholders will be entitled to receive 0.98 Zip ordinary shares for every Sezzle common stock owned. As part of the Proposed Transaction, Zip is also establishing an American Depository Receipts program, with the associated Zip ADRs required to be listed on a U.S. exchange as a condition to closing of the Proposed Transaction. Accordingly, Sezzle stockholders outside of Australia24 may elect under the definitive merger agreement to receive 0.98 Zip ADRs for every Sezzle common stock owned in lieu of receiving Zip ordinary shares25. The total consideration for the Sezzle shares of common stock in the Proposed Transaction represents an implied value of Sezzle of approximately A$491 million (based on the trading price of Zip ordinary shares on the ASX as of the close at 25 February 2022)26.

Upon implementation of the Proposed Transaction and the Placement, the shares issuable to Sezzle stockholders in the Proposed Transaction will represent approximately 22% of the combined group and the shares held by Zip shareholders immediately prior to the closing of the Proposed Transaction will represent the remaining 78%27.

Conditions precedent

Closing of the Proposed Transaction is subject to certain conditions precedent, including:

◾	Approval by at least a majority of the outstanding shares of Sezzle common stock at a Sezzle stockholder meeting[28];
◾	Approval by Zip shareholders of: (a) the Zip ordinary shares to be issued to the Sezzle stockholders (including the Zip ordinary shares underlying the Zip ADRs to be issued to the Sezzle stockholders) for the purposes of ASX Listing Rule 7.1; and (b) the new Zip employee incentive securities to be issued to the existing employee incentive plan securityholders of Sezzle (as described below) for the purposes of ASX Listing Rule 7.1[29];
◾	The registration statement on Form F-4 and the registration statement on Form F-6 will have become effective under the Securities Act of 1933, as amended, and to the extent required under Australian law, Zip having lodged a prospectus with the Australian Securities and Investments Commission (“ASIC”) for the issue of Zip ordinary shares under the Proposed Transaction (unless a waiver is obtained from ASIC);
◾	The new Zip ADRs having been authorized for listing on a U.S. securities exchange;
◾	Expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;
◾	Compliance in all material respects by Sezzle and Zip with their respective obligations under the merger agreement and the accuracy of their respective representations and warranties, subject to certain negotiated materiality standards;

24 Sezzle stockholders located in Australia may only receive Zip ordinary shares, not Zip ADRs.

25 To the extent that eligible Sezzle stockholders do not elect to receive Zip ADRs by a prescribed election date before closing of the Proposed Transaction, they will only be entitled to receive Zip ordinary shares.

26 See footnote 3.

27 See footnote 5.

28 Under the Proposed Transaction it is proposed that certain existing vested options in Sezzle will be cancelled and exchanged for either Zip ordinary shares or Zip ADRs, and the existing vested employee incentive securities in Sezzle will be cancelled and exchanged for Zip ordinary shares or Zip ADRs. In addition, the existing unvested employee incentive securities will be cancelled and exchanged for Zip performance rights or options. To effect this, Sezzle will need to obtain either a waiver from ASX Listing Rule 6.23.2 or Sezzle stockholder approval for the purposes of ASX Listing Rule 6.23.2. To the extent Sezzle stockholder approval is required, an additional vote of Sezzle stockholders will be needed under ASX Listing Rule 6.23.2.

29 Zip has obtained confirmation from the ASX that Zip shareholder approval is not required under ASX Listing Rule 11.1.2 (‘Proposed change to scale of activities’) for the Proposed Transaction.

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◾	No material adverse event (as prescribed) having occurred or being reasonably expected to have occurred in respect of Sezzle or Zip prior to closing[30]; and
◾	Further other conditions, including regarding the receipt of regulatory approvals and waivers.

The merger agreement contains mutual non-solicitation of certain third-party acquisition proposals, notification obligations and payment of an agreed termination fee, payable by Sezzle in the amount of A$7.8 million and payable by Zip in the amount of A$31.4 million in certain circumstances (noting certain restrictions on Zip’s ability to engage with a third-party acquisition proposal does not apply to Zip where the proposal would not significantly decrease the likelihood, or materially delay, the Proposed Transaction, in addition to exercise of a fiduciary-out to enter into a superior proposal).

Either party has the right to terminate the merger agreement for the Proposed Transaction if completion has not occurred by 28 November 2022, subject to an extension right in favour of each party if the only condition that has not been satisfied as of such date is the expiration or early termination of the HSR waiting period31. In addition, each party has the right to terminate the merger agreement under the following circumstances, among others: (a) upon exercise of a fiduciary-out to enter into a superior proposal (subject to payment by the terminating party of a termination fee); (b) a breach by the non-terminating party of any of its covenants in the merger agreement or the inaccuracy of any of its representations in the merger agreement, in each case, such that a closing condition would not be satisfied and provided that such breach has not been cured by the prescribed time; (c) a breach by the non-terminating party in any material respect of its no-shop obligations or such other party failing to recommend the Proposed Transaction to its securityholders; and (d) either party’s securityholders failing to provide the requisite shareholder approvals for the Proposed Transaction. Zip is also obligated to reimburse Sezzle for its out-of-pocket, documented expenses with respect to obtaining HSR approval up to US$5.0 million if the Proposed Transaction is terminated for failure to obtain such antitrust clearance, which cap may be increased to US$8.0 million in certain prescribed circumstances.

New employee securities

As part of the Proposed Transaction, Zip has agreed to grant at closing up to 15.3 million new options and performance rights in Zip to the existing employee incentive plan securityholders of Sezzle in replacement of their existing unvested employee incentive securities in Sezzle. The new securities will generally be granted on the same terms as the current Sezzle employee incentive securities, except that on exercise of these securities, the securityholder will be able to be issued Zip ordinary shares (rather than common stock in Sezzle). The grant of the new securities is subject to Zip shareholder approval as detailed above.

Other key terms

The following is a summary of some other key terms relating to the Proposed Transaction:

◾	Structure and exchange mechanics: The Proposed Transaction will be effected by way of a statutory merger under the laws of the State of Delaware. As part of this, on closing of the Proposed Transaction Zip will issue the Zip ordinary shares to Computershare Trust Company, N.A. or another third party (in its capacity as the exchange agent) and a depository bank (who will then grant the Zip ADRs over those Zip ordinary shares), and the exchange agent and/or the depository bank (as applicable) will transfer those Zip ordinary shares or Zip ADRs (as applicable) to the relevant Sezzle stockholders on receipt by the exchange agent of their ‘letter of transmittal’[32]. Importantly, under the terms of the merger agreement representations and warranties will not survive closing of the Proposed Transaction and neither party will have contractual recourse against the other party following closing of the Proposed Transaction with respect to a breach of such representations or warranties.

30 A “material adverse event” expressly excludes, among other things, (a) matters generally affecting the U.S. or foreign economies, financial or securities markets, or political, legislative, or regulatory conditions, or the industry in which such party operates, (b) the negotiation, execution, announcement or pendency of, or entry into the merger agreement or the Proposed Transaction (c) changes in law or regulation, (d) acts of war or terrorism, and (e) the COVID-19 virus or any other epidemic, pandemic or other outbreak of illness or public health event.

31 Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, the waiting period for the Proposed Transaction is 30 days from the time both parties make their respective filings, unless the U.S. Department of Justice or Federal Trade Commission issues a request for additional information, in which case the waiting period would be extended until 30 days after substantial compliance with the request, unless otherwise agreed.

32 Subject to Zip’s discretion to issue any Zip ordinary shares directly to any Sezzle stockholder to the extent the exchange agent receives the stockholder’s relevant letters of transmittal prior to closing.

10

◾	New directors: Zip will expand its board of directors to nine members, comprising three persons appointed by Sezzle (being, Co-Founder & CEO of Sezzle, Charlie Youakim as an Executive Director, Paul Lahiff and Mike Cutter as Non-Executive Directors) and an independent director mutually agreed between Zip and Sezzle. Diane Smith-Gander will remain the Independent Chairperson of Zip. The Chair of Zip’s Audit and Risk Committee will also be one of the directors selected by Sezzle.

◾	Voting agreements: Subject to certain exceptions, each of Sezzle’s co-founders, Charlie Youakim and Paul Paradis (accounting for 48% of Sezzle’s outstanding shares of common capital stock), and Zip’s co-founders, Larry Diamond and Peter Gray (accounting for 12% of issued Zip ordinary shares), have agreed to vote in favour of the Proposed Transaction[33].

◾	Permitted equity financing: Subject to the terms of the merger agreement, Sezzle is permitted to undertake an equity financing before closing of the Proposed Transaction, which is capped at a maximum amount of 24.7 million Sezzle shares at a minimum price of A$1.53.

33 Each of Charlie Youakim, Paul Paradis, Larry Diamond and Peter Gray have made their respective voting commitments via their respective shareholding entities.

11

Appendix B: Key information for the Placement and SPP

Placement timetable

Event	Date[34]
Announcement of completion of the Placement	Tuesday, 1 March 2022
Settlement of Placement Shares issued under the Placement	Thursday, 3 March 2022
Allotment and commencement of trading of Placement Shares issued under the Placement	Friday, 4 March 2022

SPP timetable

Event	Date[35]
Record date for SPP	7:00pm (AEDT), Friday, 25 February 2022
SPP offer opens and dispatch SPP documents to shareholders	Friday, 11 March 2022
SPP offer closes	5:00pm (AEDT), Friday, 1 April 2022
Announcement of results of the SPP, including scaleback policy (if applicable)	Wednesday, 6 April 2022
Settlement and allotment of the SPP Shares issued under the SPP	Friday, 8 April 2022
Expected quotation on the ASX and normal trading of the SPP Shares issued under the SPP	Monday, 11 April 2022
Dispatch of allotment confirmations / holding statements for the SPP Shares issued under the SPP	Monday, 11 April 2022

34 The above timetable is indicative only and subject to variation. Zip reserves the right to alter the timetable at its absolute discretion and without notice, subject to the ASX Listing Rules and applicable law. All dates and times are Australian Eastern Daylight Time unless otherwise stated.

35 See footnote 34.

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Appendix C: Other financial disclosure

The following table sets out the pro forma historical financial impact of the Proposed Transaction, excluding the impact of any potential synergies, harmonisation of Sezzle’s accounting policies to Zip’s accounting policies and the finalisation of the purchase price consideration and allocation:36

31 December 2021	Zip	Sezzle[37]	Pro forma[38] (excluding potential synergies)
Operating metrics[39]
Global Customers	9.9m	3.4m	13.3m
Global Merchants	81.8k	47.0k	128.8k
P&L (A$m)
Consolidated TTV (LTM)	7,844	2,527	10,372
Consolidated Revenue (LTM)	539	161	699
Consolidated Reported EBTDA (LTM)[40]	(378)	(104)	(512)
Consolidated Reported Profit Before Tax (LTM)	(484)	(105)	(619)
Balance sheet (A$m)
Consolidated Total Assets	4,057	312	4,926
Consolidated Total Equity	1,162	53	1,772

Note: LTM refers to Last Twelve Months.

36 The historical financial information disclosed does not include any adjustments to Sezzle’s accounting policies that may be required to reconcile US GAAP with Zip’s IFRS accounting practices. Sezzle financials converted to AUD using exchange rate of 1.3979. Goodwill calculation based on implied purchase price of A$491m and a maximum of 222.3m diluted shares outstanding for Sezzle. Financials are also subject to adjustment for actual purchase price adjustments and costs on the acquisition date of the Proposed Transaction. Refer to page 22 of the Investor Presentation lodged with ASX together with this announcement for more details on the pro forma balance sheet and the estimated impact of the Proposed Transaction (subject to the assumptions mentioned) on Consolidated Total Assets and Consolidated Total Equity. The proceeds from the issuance of capital has been shown net of estimated transaction costs.

37 Based on Sezzle’s Preliminary Consolidated Financial Statements for the fiscal year ended 31 December 2021. Actual results are subject to the completion of procedures by Sezzle’s independent registered public accounting firm of such consolidated financial statements, which have not yet been completed.

38 Includes the impact of estimated transaction and integration costs.

39 See footnote 10.

40 See footnote 14.

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IMPORTANT NOTICES

Key risks

There are a number of risks associated with the Proposed Transaction, a summary of which is set out in the Investor Presentation lodged with the ASX together with this announcement (“Investor Presentation”). These risks should be read together with this announcement.

The information in this announcement also does not purport to contain all the information which a prospective investor or shareholder in Zip or Sezzle may require in evaluating the Proposed Transaction or a possible investment in Zip or Sezzle and only contains summary information and does not purport to be comprehensive or accurate. The recipient of these materials should consult his, her or its own legal, regulatory, tax, business, financial and accounting advisors to the extent such recipient deems necessary, and such recipient must make his, her or its own investment decision and perform his, her or its own independent investigation and analysis of an investment in Zip, Sezzle or the combined company after the Proposed Transaction.

14

Cautionary Statement Regarding Forward-Looking Statements

The prospective financial information included in this announcement (and the Investor Presentation), including the references to the potential impact on EBTDA and the potential synergies, is predictive in character, may be affected by inaccurate assumptions or by known or unknown risks and uncertainties and may differ materially from results ultimately achieved.

This announcement (and the Investor Presentation) contain certain forward-looking statements (including within the meaning of the federal securities laws) with respect to the Proposed Transaction, including but not limited to, statements regarding the expected benefits of the Proposed Transaction and the anticipated timing, completion and effects of the Proposed Transaction, strategies, objectives and the products and markets of Zip and Sezzle. These forward-looking statements generally are identified by the words “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “predict,” “target,” “contemplate,” “potential,” “intend,” “seek,” “strategy,” “future,” “opportunity,” “may,” “could,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or similar expressions. Forward-looking statements are predictions, projections and other statements about future events or trends that are based on current expectations and assumptions. These statements are based on various assumptions, whether or not identified in this announcement (or the Investor Presentation), and on the current expectations of Zip and Sezzle and are not predictions of actual performance, and, as a result, are subject to risks and uncertainties. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies, both general and specific, many of which are beyond Zip’s and Sezzle’s control, and there is a risk that such predictions, forecasts, projections, and other forward-looking statements will not be achieved. Actual results may be materially different from those expressed or implied in forward-looking statements and any projections and assumptions upon which these statements are based. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, those set out in the Investor Presentation lodged with ASX together with this announcement and: (i) the risk that the Proposed Transaction may not be completed in a timely manner or at all; (ii) the failure to satisfy the conditions to closing of the Proposed Transaction, including the requisite approvals of the securityholders of Zip and Sezzle and the receipt of certain U.S. and foreign governmental and regulatory approvals; (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (iv) Sezzle’s and Zip’s ability to increase its merchant network, its base of consumers and underlying merchant sales; (v) Sezzle’s and Zip’s ability to effectively manage growth, sustain its growth rate and maintain its market share; (vi) impact of Sezzle’s and Zip’s exposure to consumer bad debts and insolvency of merchants; (vii) impact of key vendors or merchants failing to comply with legal or regulatory requirements or to provide various services that are important to Sezzle’s and Zip’s operations; (viii) impact of the integration, support and prominent presentation of Sezzle’s and Zip’s platform by its merchants; (ix) impact of exchange rate fluctuations in the international markets in which Sezzle and Zip operate; (x) Sezzle’s and Zip’s ability to protect its intellectual property rights; (xi) Sezzle’s ability to achieve its public benefit purpose and maintain its B Corporation certification; (xii) the effect of the announcement or pendency of the Proposed Transaction on Sezzle’s and Zip’s business relationships, operating results and business generally and the responses of merchants and business partners to the announcement; (xiii) risks that the Proposed Transaction disrupts current plans and operations of Sezzle and Zip; (xiv) potential difficulties in retaining Sezzle and Zip customers and employees as a result of the Proposed Transaction; (xv) risks related to diverting the attention of the management of Sezzle and Zip from each party’s respective ongoing business operations, (xvi) Sezzle’s and Zip’s estimates of its financial performance, including requirements for additional capital and its ability to raise sufficient funds to meet its needs in the future; (xvii) changes in general economic or political conditions; (xviii) changes in the markets in which Sezzle and Zip competes, including with respect to its competitive landscape, technology evolution or regulatory changes; (xix) impact of the BNPL industry becoming subject to increased regulatory scrutiny; (xx) impact of the costs of complying with various laws and regulations applicable to the BNPL industry in the United States and the international markets in which Sezzle and Zip operate; (xxi) impact of macro-economic conditions on consumer spending; (xxii) slowdowns in securities trading or shifting demand for security trading product; (xxiii) the impact of natural disasters or health epidemics, including the ongoing COVID-19 pandemic; (xxiv) legislative or regulatory changes; (xxv) impact of operating in a highly competitive industry; (xxvi) reliance on third party service providers; (xxvii) impact of a potential loss of Sezzle’s or Zip’s key partners and merchant relationships; (xxviii) competition in retaining key employees; (xxix) Sezzle’s and Zip’s reliance on new products and establishment and maintenance of its brand; (xxx) risks related to data security and privacy, including the impact of any data security breaches, cyberattacks, employee or other internal misconduct, malware, phishing or ransomware, physical security breaches, natural disasters, or similar disruptions; (xxxi) changes to accounting principles and guidelines; (xxxii) potential litigation relating to the Proposed Transaction that could be instituted against Sezzle, Zip or their respective directors and officers, including the effects of any outcomes related thereto; (xxxiii) the outcome of any legal proceedings that may be instituted against Zip or against Sezzle related to the merger agreement or the Proposed Transaction (which may result in significant costs of defense, indemnification and liability); (xxxiv) the price of Sezzle’s or Zip’s securities may be volatile due to a variety of factors; (xxxv) the ability to implement business plans, forecasts, and other expectations after the completion of the Proposed Transaction, and identify and realize additional opportunities; (xxxvi) unexpected costs, charges or expenses resulting from the Proposed Transaction; (xxxvii) the possibility that competing offers or acquisition proposals for Sezzle or Zip will be made, which could result in termination of the merger agreement; (xxxviii) the risk that Zip shareholders do not approve the Proposed Transaction and (xxxix) Zip’s ability to realize the potential synergies contemplated by the Proposed Transaction and integrate the business of Sezzle. The risks and uncertainties may be amplified by the COVID-19 pandemic (and related variants), which has caused significant economic uncertainty. The extent to which the COVID-19 pandemic (and related variants) impacts Zip’s or Sezzle’s businesses, operations, and financial results, including the duration and magnitude of such effects, will depend on numerous factors, which are unpredictable, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Key risks” section of Zip’s Investor Presentation lodged with the ASX together with this announcement, Sezzle’s registration statement on Form 10 (File No.000-56267) (the “Form 10”), Zip’s registration statement on Form F-4 and other documents filed by Zip or Sezzle from time to time with the ASX, the ASIC and/or the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

15

If any of these risks materialize or Sezzle’s and Zip’s assumptions prove incorrect, actual events and results could differ materially from those contained in the forward-looking statements. There may be additional risks that Sezzle and Zip presently do not know or that Sezzle and Zip currently believe is immaterial that could also cause actual events and results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Sezzle’s and Zip’s expectations, plans or forecasts of future events and views as of the date of this announcement. Sezzle and Zip anticipates that subsequent events and developments will cause Sezzle’s and Zip’s assessments to change. While Sezzle and Zip may elect to update these forward-looking statements at some point in the future, Sezzle and Zip specifically disclaim any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing Sezzle’s and Zip’s assessment as of any date subsequent to the date of this announcement. Accordingly, undue reliance should not be placed upon the forward-looking statements. Sezzle and Zip do not give any assurance that either Zip or Sezzle, or the combined company, will achieve the results or other matters set forth in the forward-looking statements.

Additional Information and Where to Find It

This announcement relates to the Proposed Transaction. In connection with the Proposed Transaction, Zip will file a registration statement on Form F-4 with the SEC, a Notice of Extraordinary General Meeting in respect of the requisite Zip shareholder approvals and, to the extent required by ASIC, will file a prospectus in Australia with the ASIC in relation to the offer of Zip ordinary shares. The registration statement will include a document that serves as a prospectus of Zip and a proxy statement of Sezzle (the “proxy statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the SEC, ASIC and the ASX.

INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT, PROXY STATEMENT / PROSPECTUS, NOTICE OF EXTRAORDINARY GENERAL MEETING, AUSTRALIAN PROSPECTUS (IF ANY), INCLUDING ALL AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, ASIC AND THE ASX IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY DO AND THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. A definitive proxy statement / prospectus and Australian prospectus (if any) will be mailed to the Sezzle stockholders when it becomes available. Investors and security holders will be able to obtain the registration statement, the proxy statement/prospectus, the Australian prospectus (if any) and all other relevant documents filed or that will be filed free of charge from the SEC’s website at www.sec.gov or the ASX’s website at www.asx.com.au.

The documents filed by Zip or Sezzle with the SEC, ASIC and the ASX also may be obtained free of charge at Zip’s or Sezzle’s website at http://investors.sezzle.com/ and https://zip.co/investors/.

No Offer or Solicitation

Neither this announcement nor the Investor Presentation constitute an offer to buy or the solicitation of an offer to sell any securities in any jurisdiction, or a solicitation of any vote or approval of the Proposed Transaction. Nor may there be any offer, solicitation, or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

No securities described in this announcement may be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and applicable U.S. state securities laws, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements. Any securities offered in the Proposed Transaction will be registered under the Securities Act. This announcement should not be construed in any manner as a solicitation or recommendation to any reader of this announcement.

Participants in the Proposed Transaction

Zip, Sezzle and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from stockholders of Sezzle in connection with the Proposed Transaction. Information about Zip’s directors and executive officers is available in Zip’s Annual Report to Stockholders for the fiscal year ended 30 June 2021 filed with the ASX on 28 September 2021. Information concerning the ownership of Sezzle’s securities by Sezzle’s directors and executive officers is included in the Company’s Registration Statement on Form 10, filed with the SEC on 25 October 2021.

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Other information regarding persons who may, under the rules of the SEC, be deemed the participants in the proxy solicitation of Sezzle’s stockholders in connection with the Proposed Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement / prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction (if and when they become available). Securityholders, potential investors and other readers should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Zip or Sezzle as indicated above.

Financial and Other Information

The financial information contained in this announcement has been taken from or prepared based on the historical financial statements of Zip and Sezzle for the periods presented. An audit of certain of these financial statements has not been completed, and the financial statements do not conform to Regulation S-X promulgated under the Securities Act. Accordingly, such financial information and data may not be included in, may be adjusted in or may be presented differently in any registration statement to be filed with the SEC by Zip in connection with the Proposed Transaction.

This announcement includes certain pro forma financial information. Any such pro forma historical financial information provided in this announcement is for illustrative purposes only and is not represented as being indicative of Zip’s and Sezzle’s views on its, nor anyone else’s, future financial position and/or performance. Any pro forma historical financial information has been prepared by Zip and Sezzle in accordance with the measurement and recognition principles, but not the disclosure requirements, prescribed by the Australian Accounting Standards. In addition, the pro forma financial information in this announcement does not purport to be in compliance with Article 11 of Regulation S-X of the rules and regulations of the SEC.

This announcement includes certain financial measures that have not been prepared in accordance with IFRS or with GAAP (including on a forward-looking basis) such as EBTDA. These non-IFRS and non-GAAP measures are an addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS and GAAP, as applicable, and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with IFRS or GAAP. Zip and Sezzle believe that these non-IFRS and non-GAAP measures of financial results (including on a forward-looking basis) provide useful supplemental information to investors about Zip and Sezzle. Zip’s and Sezzle’s management teams use forward-looking non-IFRS or non-GAAP measures to evaluate their projected financials and operating performance. However, there are a number of limitations related to the use of these non-IFRS or non-GAAP measures and their nearest IFRS or GAAP equivalents, as applicable, including that they exclude significant expenses that are required by IFRS or GAAP to be recorded in Zip’s and Sezzle’s financial measures. In addition, other companies may calculate non-IFRS or non-GAAP measures differently or may use other measures to calculate their financial performance, and therefore, Zip’s and Sezzle’s non-IFRS and non-GAAP measures may not be directly comparable to similarly titled measures of other companies.

Zip and Sezzle are not providing forward-looking IFRS net income or GAAP net income or a reconciliation of expected EBTDA to expected IFRS net income or GAAP net income because, without unreasonable efforts, they are unable to predict with reasonable certainty the non-IFRS and non-GAAP adjustments used to calculate EBTDA. These adjustments are uncertain, depend on various factors and could have a material impact on IFRS or GAAP net income for the future period.

17

International offer restrictions

This announcement is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Zip, Sezzle or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Please refer to the international offer restrictions set out in the Investor Presentation for further information.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND PROXY STATEMENT / PROSPECTUS, NOTICE OF EXTRAORDINARY GENERAL MEETING, AUSTRALIAN PROSPECTUS (IF ANY), (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, ASIC AND THE ASX AND THE DEFINITIVE VERSIONS THEREOF (WHEN THEY BECOME AVAILABLE), AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and securityholders may obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Zip or Sezzle through the website maintained by the SEC at www.sec.gov and otherwise.

The documents filed by Zip or Sezzle with the SEC also may be obtained free of charge at Zip’s or Sezzle’s website at http://investors.sezzle.com/ and https://zip.co/investors/.

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Appendix D: Merger Agreement

19

EXECUTION VERSON

AGREEMENT AND PLAN OF MERGER

by and among

SEZZLE INC.,

MIYAGI MERGER SUB, INC.,

and

ZIP CO LIMITED

Dated February 28, 2022

TABLE OF CONTENTS

Article 1 THE MERGER		3

1.01	The Merger	3
1.02	Closing	4
1.03	Effective Time	4
1.04	Effects of the Merger	4
1.05	Certificate of Incorporation and Bylaws	4
1.06	Directors and Officers of Surviving Corporation	4
1.07	Treatment of the Company Shares and the Company Equity Awards	5
1.08	Election	8
1.09	Closing of the Company Transfer Books	9
1.10	Exchange Fund; Exchange of Certificates	10
1.11	Withholding	12
1.12	Adjustments to Prevent Dilution	12
1.13	Further Action	13
1.14	Post-Merger Operations	13

Article 2 REPRESENTATIONS AND WARRANTIES OF THE COMPANY		13

2.01	Organization and Corporate Power	14
2.02	Authorization; Valid and Binding Agreement	14
2.03	Capital Stock	15
2.04	Subsidiaries	16
2.05	No Breach	17
2.06	Consents	17
2.07	ASX Filings; SEC Reports; Disclosure Controls and Procedures	18
2.08	No Undisclosed Liabilities	19
2.09	Absence of Certain Developments	20
2.10	Compliance with Laws	20
2.11	Title to Tangible Properties	21
2.12	Tax Matters	22
2.13	Contracts and Commitments	24
2.14	Intellectual Property	27
2.15	Litigation	28
2.16	Insurance	29
2.17	Employee Benefit Plans	29
2.18	Environmental Compliance and Conditions	30
2.19	Employment and Labor Matters	31
2.20	Regulatory Matters	32
2.21	Brokerage	34
2.22	Disclosure	34
2.23	No Rights Agreement	35
2.24	Opinion	35
2.25	Takeover Laws	35
2.26	No Other Representations and Warranties of Parent and Merger Sub	35
i

Article 3 REPRESENTATIONS AND WARRANTIES OF PARENT and MERGER SUB		36

3.01	Organization and Corporate Power	36
3.02	Authorization; Valid and Binding Agreement	36
3.03	Capital Stock	37
3.04	No Breach	38
3.05	Consents	38
3.06	Sufficient Shares	39
3.07	Financing	39
3.08	ASX Reports; Disclosure Controls and Procedures	39
3.09	No Undisclosed Liabilities	41
3.10	Absence of Certain Developments	41
3.11	Compliance with Laws	41
3.12	Brokerage	42
3.13	Ownership of the Company Shares	42
3.14	Intellectual Property	42
3.15	Litigation	44
3.16	Regulatory Matters	44
3.17	Tax Matters	46
3.18	Disclosure	47
3.19	Merger Sub	47
3.20	No Other Representations and Warranties of the Company	48

Article 4 COVENANTS RELATING TO CONDUCT OF BUSINESS		48

4.01	Covenants of the Company	48
4.02	Covenants of Parent	51
4.03	No Control of Other Party’s Business	53

Article 5 ADDITIONAL COVENANTS OF THE PARTIES		54

5.01	Investigation	54
5.02	Registration Statement and Proxy Statement for Stockholder Approval	55
5.03	Stockholders’ Meetings	56
5.04	Chess Depositary Instruments	58
5.05	ASIC Registrations	58
5.06	Registration of Parent ADRs	59
5.07	Company Non-Solicitation	59
5.08	Parent Non-Solicit	63
5.09	Further Action; Efforts	67
5.10	Employee and Labor Matters	69
5.11	Indemnification of Officers and Directors	70
5.12	Public Disclosure	72
5.13	Advice of Changes	72
5.14	Stock Exchange Listings	72
5.15	Takeover Laws	72
5.16	Section 16	73

5.17	Tax Matters	73
5.18	Stockholder Litigation	75
5.19	Financing Cooperation	76
5.20	State Licensing	77
5.21	Cooperation	78
5.22	Receivables Purchase	78

Article 6 CONDITIONS TO CLOSING		78

6.01	Conditions to All Parties’ Obligations	78
6.02	Conditions to Parent’s and Merger Sub’s Obligations	79
6.03	Conditions to Company’s Obligations	80
6.04	Waiver of Conditions	81

Article 7 TERMINATION		81

7.01	Termination	81
7.02	Effect of Termination	84
7.03	Termination Fees; Reimbursable Expenses	84

Article 8 MISCELLANEOUS		87

8.01	Expenses	87
8.02	Amendment	87
8.03	Waiver	88
8.04	No Survival of Representations and Warranties	88
8.05	Entire Agreement; Counterparts	88
8.06	Applicable Law; Jurisdiction	88
8.07	Waiver of Jury Trial	89
8.08	Assignability	89
8.09	No Third Party Beneficiaries	89
8.10	Notices	90
8.11	Certain Definitions	91
8.12	Other Definitional Provisions	109
8.13	Severability	110
8.14	Specific Performance	111

Exhibit A – Company Support Agreements

Exhibit B – Parent Support Agreements

Exhibit C – Surviving Corporation Certificate of Incorporation

Exhibit D –Surviving Corporation Bylaws

Exhibit E – Initial List of Surviving Corporation Directors and Executive Officers

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is dated as of February 28, 2022, by and among Sezzle Inc. (the “Company”), a Delaware public benefit corporation, Zip Co Limited, an Australian public company limited by shares (“Parent”), and Miyagi Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”).

WHEREAS, in connection with the exploration of potential opportunities for business combinations, mergers, acquisitions, dispositions, divestitures and other similar change in control transactions, on September 9, 2021, the board of directors of the Company (the “Company Board”), formed a committee of the Company Board comprised of independent and disinterested directors (the “M&A Committee”) to, among other things, (a) review, analyze and make recommendations to the Company Board with respect to potential opportunities for business combinations, mergers, acquisitions, dispositions, divestitures and other similar change in control transactions involving the Company (collectively, “Strategic Transactions”), (b) evaluate and/or negotiate the terms of any Strategic Transactions, and determine whether any such Strategic Transaction is in the best interests of the Company and the Company’s minority stockholders, (c) evaluate and/or negotiate the terms of any material amendment, modification or supplement to any agreement resulting from a Strategic Transaction, or any waiver or departure from the terms and conditions of such an agreement, and determine whether any such amendment, modification, supplement, waiver or departure is in the best interests of the Company and the Company’s minority stockholders, (d) evaluate and/or negotiate any material determinations, decisions or elections to be made by the Company under, or with respect to, any agreement resulting from a Strategic Transaction, and determine whether any such determination, decision or election is in the best interests of the Company and the Company’s minority stockholders, and (e) perform additional functions that are necessary or appropriate for the efficient discharge of the foregoing;

WHEREAS, following the M&A Committee’s review of certain potential negotiated transactions or business combinations and its determination that the transactions contemplated by this Agreement, including the Merger (as defined below) (the “Contemplated Transactions”), are fair and in the best interests of the Company, the Company Stockholders and those materially affected by the Company’s conduct, and promote the Public Benefit (as defined herein), the M&A Committee has reviewed and unanimously approved the terms of the Contemplated Transactions and has unanimously recommended that the Company Board (i) approve the acquisition of the Company by Parent pursuant to the Merger on the terms and subject to the conditions set forth in this Agreement and (ii) approve this Agreement and recommend that the holders of the Company Shares (as defined herein) (the “Company Stockholders”) adopt this Agreement and approve the Merger and the other Contemplated Transactions, including the cancellation of the Company Equity Awards (collectively, the “M&A Committee Recommendation”);

WHEREAS, the consummation of the Contemplated Transactions is conditioned upon, among other conditions, the receipt of the affirmative vote of a majority of the issued and outstanding Company Shares, in favor of the adoption of this Agreement and approval of the Merger (as defined below);

WHEREAS, the Company Board, acting upon the M&A Committee Recommendation, and the board of directors of Parent (the “Parent Board”) each have approved the acquisition of the Company by Parent on the terms and subject to the conditions set forth in this Agreement, pursuant to a transaction in which Merger Sub will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent (the “Merger”);

WHEREAS, pursuant to the Merger, each share of the Company’s common stock, $0.00001 par value per share (including each share of the Company’s common stock in respect of which a Company CDI has been issued) (the “Company Shares”), outstanding at the Effective Time will be converted into the right to receive the Merger Consideration (as defined herein), as more fully provided in this Agreement;

WHEREAS, the Company Board, acting upon the M&A Committee Recommendation, has unanimously determined, subject to the terms of this Agreement, that the Contemplated Transactions are fair and in the best interests of the Company, the Company Stockholders and those materially affected by the Company’s conduct, and promote the Public Benefit, and approved this Agreement and resolved to recommend that the Company Stockholders adopt this Agreement;

WHEREAS, the Parent Board has unanimously approved and declared advisable this Agreement, the Contemplated Transactions, the Parent Share Issuance (as defined herein) and the issuance of the New Parent Equity Awards (as defined herein), and determined that it is in the best interests of Parent and the shareholders of Parent (the “Parent Stockholders”) to enter into this Agreement and consummate the Contemplated Transactions and effect the Parent Share Issuance and the issuance of the New Parent Equity Awards, and has resolved to recommend that the Parent Stockholders approve the Transaction Resolutions;

WHEREAS, the Parent Board has directed that all resolutions required to give effect to the Contemplated Transactions, the Parent Share Issuance and the issuance of the New Parent Equity Awards for the purposes of any applicable Law (including the ASX Listing Rules) (the “Transaction Resolutions”) be put to the Parent Stockholders at an extraordinary general meeting of the Parent Stockholders to be convened by Parent for the purposes of considering such resolutions (the “Parent Extraordinary General Meeting”), including to approve the issuance of the Parent Ordinary Shares (as defined below) and Parent ADRs (as defined herein) (including the Parent Ordinary Shares underlying the Parent ADRs) in the Merger (collectively, the “Parent Share Issuance”) and the issuance of the New Parent Equity Awards in accordance with the ASX Listing Rules;

WHEREAS, except as otherwise provided in this Agreement, (i) the Merger is intended to qualify as a “reorganization” as described in Section 368 of the Code, (ii) this Agreement is intended to constitute a “plan of reorganization” within the meaning of the regulations promulgated under Section 368 of the Code and (iii) with respect to the Merger, Parent is intended to be treated as a corporation under Section 367(a) of the Code with respect to each transfer of property thereto in connection with the Merger (other than a transfer by a shareholder that is a U.S. Person and that holds five percent (5%) or more of Parent (within the meaning of Treasury Regulation Section 1.367(a)-3(b)(1)(i)) immediately following the Merger);

WHEREAS, the board of directors of Merger Sub (the “Merger Sub Board”) has duly adopted this Agreement and approved the Merger;

WHEREAS, the sole stockholder of Merger Sub has adopted this Agreement and approved the Merger in accordance with the DGCL;

WHEREAS, as a material inducement to Parent and Merger Sub to enter into this Agreement, concurrently with the execution and delivery of this Agreement, certain stockholders of the Company have executed and delivered separate support agreements with Parent agreeing to certain matters with respect to the Contemplated Transactions, including to vote all Company Shares held by them in favor of the Merger, in substantially the form attached hereto as Exhibit A (the “Company Support Agreements”);

WHEREAS, as a material inducement to the Company to enter into this Agreement, concurrently with the execution and delivery of this Agreement, certain stockholders of Parent have executed and delivered separate support agreements with the Company agreeing to certain matters with respect to the Contemplated Transactions, including to vote all Parent Ordinary Shares held by them in favor of the Transaction Resolutions, in substantially the form attached hereto as Exhibit B (the “Parent Support Agreements”);

WHEREAS, at or promptly following the execution and delivery of this Agreement, Parent is commencing a (a) private placement of approximately seventy eight million three hundred thousand (78,300,000) Parent Ordinary Shares to investors to raise up to one hundred and forty-eight million seven hundred thousand Australian Dollars (AUS $148,700,000) pursuant to the Underwriting Agreement (as defined herein) that is being executed concurrently with the execution and delivery of this Agreement and (b) share purchase plan relating to the offer and issuance to certain eligible Parent Stockholders ((a) and (b), the “Financing”); and

WHEREAS, certain defined terms used in this Agreement are defined in Section 8.11.

NOW, THEREFORE, in consideration of the premises, representations, warranties and covenants contained herein and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties hereto agree as follows:

Article 1

THE MERGER

1.01         The Merger. Upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), at the Effective Time, Merger Sub will be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub will cease, and the Company will continue as the survivor of the Merger (the “Surviving Corporation”). The Surviving Corporation will continue to exist under the laws of the State of Delaware, with all its rights, privileges, immunities, powers and franchises, unaffected by the Merger except as set forth in this Article 1. Immediately after the Merger, the Surviving Corporation will be a wholly owned subsidiary of Parent.

1.02         Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place on a date and at a time to be specified by the parties, which will be no later than the fifth (5th) Business Day after satisfaction or (to the extent permitted by applicable Law) written waiver of the conditions set forth in Article 6 (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by applicable Law) written waiver of such conditions at the Closing) (such date on which the Closing occurs, the “Closing Date”), by electronic transmission of counterpart signatures to the documents contemplated by this Agreement, unless another date, time and/or place is mutually agreed upon in writing by Parent and the Company.

1.03         Effective Time. At the Closing, the parties hereto will cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with, the relevant provisions of the DGCL. The Merger shall become effective on the date and time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, or such later time as is specified in the Certificate of Merger and agreed to by Parent and the Company, being hereinafter referred to as the “Effective Time,” and the parties hereto will make all other filings or recordings required under the DGCL in connection with the Merger.

1.04         Effects of the Merger. The Merger will have the effects set forth in this Agreement and in the DGCL.

1.05         Certificate of Incorporation and Bylaws of Surviving Corporation. At the Effective Time, the certificate of incorporation of the Company will, by virtue of the Merger, be amended and restated in its entirety to read in the form of Exhibit C, and, as so amended, will be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and as provided by applicable Law. At the Effective Time, and without any further action on the part of the Company, Parent or Merger Sub, the bylaws of the Company will be amended and restated in their entirety so as to read in the form of Exhibit D, and, as so amended, will be the bylaws of the Surviving Corporation until thereafter amended in accordance with their terms, in accordance with the certificate of incorporation of the Surviving Corporation and as provided by applicable Law.

1.06         Directors and Officers of Surviving Corporation. From and after the Effective Time, each individual listed on Exhibit E will have the initial director and executive officer role at the Surviving Corporation set forth across from such individual’s name on Exhibit E, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until his or her successor has been duly elected, designated or qualified, or until his or her earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

1.07         Treatment of the Company Shares and the Company Equity Awards.

(a)          At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any holder of any shares of capital stock thereof:

(i)           each Company Share held as of the Effective Time by the Company, Parent or Merger Sub (collectively, but excluding any Company Shares held by any Company Plan, the “Parent Excluded Shares”), will be cancelled and retired and shall cease to exist, and no consideration will be delivered in exchange therefor; and

(ii)          each Company Share held as of the Effective Time by any direct or indirect Subsidiary of the Company or any direct or indirect Subsidiary of Parent (collectively, the “Subsidiary Excluded Shares,” and together with the Parent Excluded Shares, the “Excluded Shares”) shall be converted into such number of shares of common stock of the Surviving Corporation such that the ownership percentage of any such Subsidiary in the Surviving Corporation immediately following the Effective Time shall equal the ownership percentage of such Subsidiary in the Company immediately prior to the Effective Time (such shares, “Former Subsidiary Excluded Shares”); and

(iii)         subject to Section 1.11, each Company Share outstanding immediately prior to the Effective Time (other than the Excluded Shares) will be converted into the right to receive the following:

(A)          in the case of a Company Share to which an election to receive Parent Ordinary Shares (a “Parent Ordinary Share Election”) has been properly made and not properly revoked pursuant to Section 1.08, or with respect to which no election has been properly made (each, a “Parent Ordinary Share Electing Share” and collectively, the “Parent Ordinary Share Electing Shares”), a number of Parent Ordinary Shares equal to the Exchange Ratio (as defined below) (the “Parent Ordinary Share Election Consideration”); or

(B)           in the case of a Company Share held by any Person who is not an Australian Stockholder to which an election to receive Parent ADRs (a “Parent ADR Election”) has been properly made and not properly revoked pursuant to Section 1.08 (each, a “Parent ADR Electing Share” and collectively, the “Parent ADR Electing Shares”), a number of American depositary receipts (“Parent ADRs”) representing a number of ordinary shares in the capital of Parent (“Parent Ordinary Shares”) equal to the Exchange Ratio (the “Parent ADR Election Consideration” and together with the Parent Ordinary Share Election Consideration, the “Merger Consideration”).

(b)          At the Effective Time and subject to Section 1.11:

(i)           Company RSUs.

(1)          Each Company RSU that is unvested and outstanding immediately prior to the Effective Time shall be converted into a performance right (each, an “Adjusted RSU”) with the same terms and conditions (subject to any changes required by Australian Law, including the ASX Listing Rules) as were applicable to such Company RSU immediately prior to the Effective Time (including service-based vesting and double-trigger vesting and all other provisions set forth under the applicable award agreements and Company Stock Plans) and relating to the number of Parent Ordinary Shares equal to the product of (A) the number of Company Shares subject to such Company RSU immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, with any fractional shares rounded to the nearest whole share, except that Parent may settle each Adjusted RSU in its discretion through an issuance of new Parent Ordinary Shares, a transfer of existing Parent Ordinary Shares from any Parent employee share trust (or similar arrangement) and/or by allocating in the name of the relevant Person Parent Ordinary Shares held by any Parent employee share trust (or similar arrangement). Any accrued but unpaid dividend equivalents in connection with any Company RSU will be assumed and become an obligation in connection with the applicable Adjusted RSU. Notwithstanding anything to the contrary set forth in this Agreement, the maximum number of Adjusted RSUs shall not exceed 6,184,811 (settleable into a maximum of 6,184,811 Parent Ordinary Shares).

(2)          Each Company RSU, to the extent vested and outstanding as of immediately prior to the Effective Time, shall, without any action on the part of Parent, the Company or of the holder thereof, be cancelled, with the holder of such Company RSU becoming entitled to receive, in full satisfaction of the rights of such holder with respect thereto, the Merger Consideration in the form of Parent ADR Election Consideration or Parent Ordinary Share Election Consideration (as determined at the discretion of the Company so long as the Company provides prior written notice of such determination to Parent) in respect of each Company Share subject to the Company RSU immediately prior to the Effective Time; provided that any holder of such vested Company RSU that is an Australian Stockholder shall only be entitled to receive the Merger Consideration in the form of Parent Ordinary Share Election Consideration.

(ii)          Company Options.

(1)          Each Company Option that is unvested and outstanding immediately prior to the Effective Time shall be converted into an option to purchase Parent Ordinary Shares (each, an “Adjusted Option”) with the same terms and conditions (subject to any changes required by Australian Law, including the ASX Listing Rules) as were applicable to such Company Option immediately prior to the Effective Time (including service-based vesting and double-trigger vesting and all other provisions set forth under the applicable award agreements and Company Stock Plans; provided, however, that each Company Option that is subject to a Company total shareholder return performance-based vesting condition (“Company TSR”), shall, immediately prior to the Effective Time, become earned, if at all, by using the Closing Date as the end of the applicable performance period for purposes of measuring Company TSR, with the resulting Adjusted Option, if any, subject to service-based vesting through the end of the original performance period and continuing on the same terms and conditions as were in effect immediately prior to the Effective Time), and relating to the number of Parent Ordinary Shares equal to the product of (A) the number of Company Shares subject to such Company Option immediately prior to the Effective Time multiplied by (B) the Exchange Ratio, with any fractional shares rounded down to the nearest whole share, except that Parent may settle each Company Option in its discretion through an issue of new Parent Ordinary Shares, a transfer of existing Parent Ordinary Shares from any Parent employee share trust (or similar arrangement) and/or by allocating in the name of the relevant Person Parent Ordinary Shares held by any Parent employee share trust (or similar arrangement). The exercise price per Parent Ordinary Share subject to any such Adjusted Option will be an amount equal to the quotient of (1) the exercise price per Company Share subject to such Company Option immediately prior to the Effective Time divided by the Exchange Rate as of the date hereof and (2) the Exchange Ratio, with any fractional cents rounded up to the nearest whole cent. The exercise price per Parent Ordinary Share subject to any such Adjusted Option and the number of Parent Ordinary Shares subject to any such Adjusted Option will be determined in a manner consistent with the requirements of Section 409A of the Code, and, in the case of Company Options that are intended to qualify as incentive stock options within the meaning of Section 422 of the Code, consistent with the requirements of Section 424 of the Code. Notwithstanding anything to the contrary set forth in this Agreement, the maximum number of Adjusted Options shall not exceed 9,098,430 (exercisable into a maximum of 9,098,430 Parent Ordinary Shares).

(2)          Each Company Option, to the extent vested and outstanding as of immediately prior to the Effective Time, shall, without any action on the part of Parent, the Company or of the holder thereof, be cancelled, with the holder of such Company Option becoming entitled to receive, in full satisfaction of the rights of such holder with respect thereto, the Merger Consideration in the form of Parent ADR Election Consideration or Parent Ordinary Share Election Consideration (as determined at the discretion of the Company so long as the Company provides prior written notice of such determination to Parent) in respect of a number of Company Shares equal to the quotient of (A) the product of (x) the amount by which the Implied Per Share Value exceeds the exercise price per share of such Company Option multiplied by (y) the total number of Company Shares subject to such Company Option, divided by (B) the Implied Per Share Value; provided that any holder of such vested Company Option that is an Australian Stockholder shall only be entitled to receive the Merger Consideration in the form of Parent Ordinary Share Election Consideration.

(iii)         Company Actions. Prior to the Effective Time, the Company Board or a committee thereof with necessary authority shall adopt such resolutions as may be reasonably necessary to provide for or give effect to the transactions contemplated by this Section 1.07(b).  Prior to any such adoption, the Company shall provide Parent with drafts of, and a reasonable opportunity to comment upon, all such resolutions, and shall consider any such comments in good faith.  If requested by Parent no later than ten (10) days prior to the anticipated Closing Date, the Company Board or a committee thereof with necessary authority shall adopt such resolutions as may be reasonably necessary to terminate the Company Stock Plans effective as of immediately prior to, but subject to the occurrence of, the Effective Time.

(c)          No fractional Parent Ordinary Shares or fractional Parent ADRs will be issued in connection with the Merger, no dividends or distributions of Parent will relate to such fractional share interests, no certificates for any such fractional shares will be issued, and such fractional share interests will not entitle the Person who would otherwise be the owner thereof to vote or to any rights as a Parent Stockholder. Any Company Stockholders who would otherwise be entitled to receive a fraction of a Parent Ordinary Share (including a restricted Parent Ordinary Share) or a fraction of a Parent ADR as a result of the Merger (after taking into account all Company Shares held immediately prior to the Effective Time by such holder) will, in lieu of such fraction of a Parent Ordinary Share and upon surrender of such Company Share Certificate or Book-Entry Shares, be paid in cash in an amount equal to the product of (i) such fractional part of a Parent Ordinary Share or a Parent ADR multiplied by (ii) the Implied Per Share Value. The parties acknowledge that payment of the cash consideration in lieu of issuing fractional Parent Ordinary Shares or fractional Parent ADRs was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Parent that would otherwise be caused by the issuance of fractional Parent Ordinary Shares or fractional Parent ADRs.

(d)          All calculations performed pursuant to the terms of this Agreement will be calculated to two decimal places (0.01), where applicable.

(e)          At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any holder of shares or capital stock thereof, each share of common stock of Merger Sub outstanding immediately prior to the Effective Time will be converted into and become one validly issued, fully paid and non-assessable share of common stock, $0.01 par value per share, of the Surviving Corporation and will constitute the only outstanding shares of common stock of the Surviving Corporation other than Former Subsidiary Excluded Shares, if any.

1.08	Election.

(a)          Each holder of Company Shares who is not an Australian Stockholder (other than in respect of any Excluded Shares) shall have the right, subject to the limitations set forth in this Article 1, to submit an Election in accordance with this Section 1.08 on or prior to the Election Deadline. The Company shall not waive the Election Deadline unless such Election Deadline is waived with respect to all holders of Company Shares, the new election deadline is publicly disclosed by the Company to all holders of Company Shares on a date agreed to by Parent, and Parent has given its prior written consent to such waiver (such agreement or consent not to be unreasonably withheld, conditioned or delayed). “Election Deadline” means 5:00 p.m., New York time, on the Business Day immediately following the date on which the Company Stockholders’ Meeting is held or such other time or date as may be required by ASIC in connection with Section 6.01(f) or the Company and Parent shall mutually agree in writing. The Company and Parent shall cooperate to issue a press release in accordance with Section 5.12 that is reasonably satisfactory to each of them announcing the date of the Election Deadline at least five (5) Business Days prior to the Election Deadline.

(b)          Each holder of Company Shares who is not an Australian Stockholder may specify in a request made in accordance with the provisions of this Section 1.08 (an “Election”) (i) the number of Company Shares with respect to which such holder desires to make a Parent Ordinary Share Election and (ii) the number of Company Shares with respect to which such holder desires to make a Parent ADR Election.

(c)          Parent shall prepare a form of election that is reasonably acceptable to the Company (the “Form of Election”), and Company shall mail, or shall cause the Exchange Agent to mail and deliver, together with the Proxy Statement, the Form of Election to each holder of Company Shares who is not an Australian Stockholder as of the record date for notice of the Company Stockholders’ Meeting not less than twenty (20) Business Days prior to the anticipated Election Deadline (the period between such mailing and the Election Deadline, the “Election Period”). The Company shall make available one or more Forms of Election as may reasonably be requested from time to time by all Persons who are not Australian Stockholders and who become holders of Company Shares during the period following the record date for the Company Stockholders’ Meeting and prior to the Election Deadline.

(d)          Any Election shall have been made properly only if the Exchange Agent shall have received, by the Election Deadline, a Form of Election properly completed and signed. Any Company Share with respect to which the holder of Company Shares does not make a valid Election by the Election Deadline shall be deemed to be a Parent Ordinary Share Electing Share.

(e)          Any holders of Company Shares who are not Australian Stockholders may, at any time during the Election Period, revoke his, her or its Election by written notice to the Exchange Agent prior to the Election Deadline, together with a properly completed and signed revised Form of Election. Any subsequent transfers of any Company Shares after the holder of such Company Shares has made an Election shall automatically revoke such Election as to such Company Shares (and such subsequent transferee may make a new Election pursuant to and if permitted by the terms of this Section 1.08). Notwithstanding anything to the contrary in this Agreement, all Elections shall be automatically deemed revoked upon receipt by the Exchange Agent of written notification from the Company and Parent that this Agreement has been terminated in accordance with Article 7. The Exchange Agent and Parent shall have reasonable discretion to determine if any Election is not properly made, changed or revoked with respect to any Company Shares (none of the Company, Parent, Merger Sub or the Exchange Agent being under any duty to notify any holder of Company Shares of any applicable defect). In the event the Exchange Agent or Parent makes a good faith determination that an Election (i) was not properly made (including as a result of the Exchange Agent not receiving an Election by the Election Deadline) or (ii) has been otherwise revoked, such Election shall be deemed to be ineffective, and the Company Shares covered by such Election shall, for purposes hereof, be deemed to be Parent Ordinary Share Electing Shares.

1.09         Closing of the Company Transfer Books. At the Effective Time, (a) (i) each certificate formerly representing any Company Share (other than an Excluded Share) (each a “Certificate”) and (ii) each uncertificated Company Share (“Book-Entry Share”) (other than an Excluded Share) will cease to be outstanding and in either case, will represent only the right to receive the Merger Consideration (and cash in lieu of any fractional Parent Ordinary Shares or Parent ADRs) as contemplated by Section 1.07 and any dividends or other distributions to which the holder thereof is entitled pursuant to Section 1.10(d), and all holders of Company Share Certificates or Book-Entry Shares will cease to have any rights as Company Stockholders, and (b) the stock transfer books of the Company will be closed with respect to all Company Shares outstanding immediately prior to the Effective Time. No further transfer of any such Company Shares will be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid Certificate previously representing any Company Shares is presented to the Exchange Agent, to the Surviving Corporation or to Parent, such Certificate will be cancelled and will be exchanged as provided in this Article 1.

1.10         Exchange Fund; Exchange of Certificates.

(a)          At or prior to the Effective Time, Parent will designate Computershare Trust Company, N.A. or such other bank or trust company or other entity selected by Parent and reasonably acceptable to the Company to act as exchange agent in the Merger (the “Exchange Agent”) for the payment and delivery of the Merger Consideration pursuant to an exchange agent agreement reasonably acceptable to the Company. At or prior to the Effective Time, Parent shall cause to be deposited (i) with the Depositary Bank, or a nominee of the Depositary Bank, a number of Parent Ordinary Shares equal to the maximum number of Parent ADRs that become issuable pursuant to Section 1.07(a)(iii) for delivery to the Merger Consideration recipients entitled thereto, and (ii) with, or as otherwise directed by, the Exchange Agent (A) for exchange in accordance with this Article 1, on behalf of itself, the maximum number of Parent Ordinary Shares issuable in book entry form that become issuable pursuant to Section 1.07(a)(iii) for delivery to the Merger Consideration recipients entitled thereto, (B) for exchange in accordance with this Article 1, on behalf of itself, receipts (or uncertificated book-entries) representing the maximum number of Parent ADRs that become issuable pursuant to Section 1.07(a)(iii) for delivery to the holders of Company Shares entitled thereto pursuant to Section 1.07 and (C) cash in immediately available funds in an amount sufficient to pay cash in lieu of any fractional Parent Ordinary Shares or Parent ADRs in accordance with Section 1.07(c) (such evidence of book entry form of Parent Ordinary Shares and Parent ADRs and cash amounts being the “Exchange Fund”), in each case, for the sole benefit of the Company Stockholders. In the event the Exchange Fund shall be insufficient (other than as a result of payment of the Merger Consideration in accordance with this Agreement), Parent shall promptly deposit, or cause to be deposited, additional Parent Ordinary Shares or additional Parent ADRs, as applicable, with the Exchange Agent in an amount that is equal to the shortfall that is required to make such payment. Parent shall cause the Exchange Agent to make, and the Exchange Agent shall make, delivery of the Merger Consideration out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement. As used herein, “Depositary Bank” means a bank of national reputation in the United States, in its capacity as depositary for the Parent ADRs, reasonably acceptable to the parties hereto.

(b)          Any holder of any Book-Entry Shares whose shares of Company Shares were converted pursuant to Section 1.07(a) into the right to receive the Merger Consideration shall not be required to deliver a Certificate to the Exchange Agent to receive the Merger Consideration in respect of such Book-Entry Share.

(c)          Parent shall, no later than the third (3rd) Business Day after the Closing Date, cause the Exchange Agent to mail to each holder of record of Book-Entry Shares and Certificates whose Company Shares were converted into the right to receive the Merger Consideration pursuant to Section 1.07(a)(iii) (other than holders of Excluded Shares) (i) a letter of transmittal in customary form and containing such provisions as Parent and the Company may reasonably specify (including to the extent applicable, that the Company Stockholder agrees to become a Parent Stockholder, and with respect to holders of Certificates, a provision confirming that delivery of Certificates will be effected, and risk of loss and title to Company Shares will pass, only upon delivery of such Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of Book-Entry Shares and Certificates (or, with respect to Certificates, a duly executed affidavit of loss in lieu thereof and, if requested by Parent or the Exchange Agent, the posting of a bond in a reasonable and customary amount as indemnity) in exchange for the Merger Consideration, as provided in Section 1.07(a). Upon surrender of a Book-Entry Share or Certificate (or duly executed affidavit of loss in lieu thereof and, if requested by Parent or the Exchange Agent, the posting of a bond in a reasonable and customary amount as indemnity) to the Exchange Agent for exchange, together with a properly completed and duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Parent, the holder of such Certificate will be entitled to receive in exchange thereof the number of whole Parent Ordinary Shares or Parent ADRs which the aggregate number of Company Shares previously represented by such Book-Entry Share or Certificate shall have been converted pursuant to Section 1.07(a)(iii) into the right to receive the Merger Consideration, and the Book-Entry Share or Certificate so surrendered shall forthwith be cancelled. Until surrendered as contemplated by this Section 1.10(c), each Book-Entry Share and Certificate will be deemed, from and after the Effective Time, to represent only the right to receive the Merger Consideration (and cash in lieu of any fractional Parent Ordinary Shares or Parent ADRs pursuant to Section 1.07(c) as contemplated by this Article 1, and any distribution or dividend with respect to Parent Ordinary Shares or Parent ADRs, the record date for which is after the Effective Time). In the event of a transfer of ownership of Company Shares that is not registered in the transfer records of the Company, payment may be made and Parent Ordinary Shares or Parent ADRs may be issued to a Person other than the Person in whose name such Certificate so surrendered is registered if such Certificate is properly endorsed or otherwise is in proper form for transfer, and the Person requesting such issuances pays any transfer or other Taxes required by reason of the issuance of the Parent Ordinary Shares or Parent ADRs to a Person other than the registered holder of such Company Shares or establishes to the satisfaction of Parent that such Taxes have been paid or are not applicable.

(d)          All Parent Ordinary Shares and Parent ADRs to be issued and delivered to the Exchange Agent pursuant to this Section 1.10 will be deemed issued and outstanding as of the Effective Time, and if a dividend or other distribution is declared by Parent in respect of Parent Ordinary Shares and Parent ADRs (as applicable), the record date for which is at or after the Effective Time, that declaration will include dividends or other distributions in respect of all Parent Ordinary Shares and Parent ADRs issuable pursuant to this Agreement. No dividends or other distributions declared or made with respect to the Parent Ordinary Shares or Parent ADRs with a record date on or after the Effective Time will be paid to the holder of an unsurrendered Certificate or Book-Entry Share with respect to the Parent Ordinary Shares or Parent ADRs that such holder has the right to receive pursuant to the Merger until such holder surrenders such Certificate or Book-Entry Share and a duly completed and executed letter of transmittal in accordance with this Section 1.10. All such dividends and other distributions will be paid by Parent to the Exchange Agent and will be included in the Exchange Fund, in each case until the surrender of such Certificate or Book-Entry Share in accordance with this Section 1.10. Subject to the effect of applicable Laws, following surrender of any such Certificate or Book-Entry Share, there will be paid to the record holder thereof, without interest, (i) at the time of such surrender, the dividends or other distributions with a record date on or after the Effective Time theretofore payable with respect to such Parent Ordinary Shares and Parent ADRs not paid, less any applicable Taxes and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such Parent Ordinary Shares and Parent ADRs with a record date on or after the Effective Time but with a payment date subsequent to surrender, less any applicable Taxes.

(e)          On the date that is twelve (12) months following the Closing Date, Parent may, in its sole discretion, in respect of any Parent Ordinary Shares or Parent ADRs represented in book-entry form that remain unclaimed by any former Company Stockholders as of such time, direct the Exchange Agent to deal with or act on such Parent Ordinary Shares and Parent ADRs in any manner. Any former Company Stockholders who have not theretofore exchanged their Company Shares in accordance with Section 1.07, will thereafter look only to Parent for satisfaction of their claims for Merger Consideration, cash in lieu of fractional Parent Ordinary Shares or Parent ADRs and any dividends or distributions with respect to Parent Ordinary Shares or Parent ADRs, in each case, without any interest thereon, and subject to applicable abandoned property law, escheat law or similar Law.

(f)           None of Parent, Merger Sub, the Surviving Corporation, the Exchange Agent, the Depositary Bank or any of their respective Affiliates will be liable to any current or former Company Stockholder or to any other Person with respect to any Parent Ordinary Shares or Parent ADRs (or dividends or distributions with respect thereto) properly delivered to any public official in compliance with any applicable abandoned property law, escheat law or similar Law. Without limiting the rights of Parent under Section 1.10(e), if any Certificate or Book-Entry Shares will not have been surrendered prior to five (5) years after the Closing Date (or immediately prior to such earlier date on which any Parent Ordinary Shares or Parent ADRs or any dividends or other distributions payable to the holder of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Body), any Parent Ordinary Shares or Parent ADRs issuable upon the surrender of, or any dividends or other distributions in respect of, such Certificate or Book-Entry Share will, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

1.11         Withholding. Notwithstanding anything in this Agreement to the contrary, each of the Company, Parent, the Surviving Corporation, the Exchange Agent and any other applicable withholding agent (as applicable) will be entitled to deduct or withhold such amounts from the amounts payable (including Parent Ordinary Shares or Parent ADRs deliverable) under this Agreement and any other agreement or arrangements entered into in connection therewith such amounts as it required to deduct and withhold in respect of such amounts in accordance with the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Regulations promulgated thereunder, and any other applicable Law. Any such withheld or deducted amount will be timely paid over to the appropriate Governmental Body and, to the extent so paid, treated as though such amount had been paid to the Person in respect of whom such withholding was required. Any compensatory payments contemplated to be made hereunder will be made through the payroll procedures of the applicable Person.

1.12         Adjustments to Prevent Dilution. Without limiting the other provisions of this Agreement, in the event that the Company changes the number of Company Shares issued and outstanding prior to the Effective Time or Parent changes the number of Parent Ordinary Shares issued and outstanding prior to the Effective Time, in either case, as a result of a reclassification, stock split (including a reverse stock split), stock dividend or stock distribution, subdivision, issuer tender or exchange offer, or other similar change in capitalization, the consideration paid in accordance with this Agreement, including the amount of Parent Ordinary Shares and Parent ADRs to be issued in respect of each Company Share, will be equitably adjusted to reflect such change.

1.13         Further Action. If, at any time after the Effective Time, any further action is determined by Parent or the Company to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right to, title to, and possession of, the property of Merger Sub and the Company, the officers and directors of Parent will be further authorized to take such action. Parent and the Surviving Corporation also will take such further actions as may be necessary or desirable to ensure that the Exchange Agent sends out the letters of transmittal to the Company Stockholders and issues certificates or evidence of shares in book-entry form representing Parent Ordinary Shares to such stockholders in accordance with Section 1.09.

1.14         Post-Merger Operations. Parent will take all necessary corporate action to cause, as of the Effective Time, an increase in the size of the Parent Board to nine (9) directors, comprised of (a) five (5) directors designated by the Parent Board, (b) three (3) directors designated by the Company Board and (c) one (1) director to be designated upon mutual agreement of the Parent Board and Company Board (such mutual agreement not to be unreasonably withheld, conditioned or delayed), in each case subject to each individual’s ability and willingness to serve. Immediately following the Effective Time, (i) the chair of the Parent Board will be a director selected by Parent prior to the Effective Time, (ii) the individuals indicated on Section 1.14(ii) of the Parent Disclosure Letter will be the directors of the Parent Board designated by the Company Board and (iii) the Parent Board committees will be constituted as indicated on Section 1.14(iii) of the Parent Disclosure Letter. In the event that prior to the Effective Time any designee becomes unable or unwilling to serve in the role identified, a replacement for such designee will be determined in accordance with the principles set forth herein.

Article 2

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as otherwise disclosed in (a) any report, form, statement or other document filed with, or furnished to, (x) the SEC by the Company and publicly available prior to the date of this Agreement or (y) the ASX by the Company so long as, in the case of this clause (y), such report, form, statement or other document is publicly available at any time during the twelve (12) month period ending on the last date prior to the date of this Agreement (excluding any disclosures in “risk factors” or otherwise relating to “forward-looking statements” to the extent that they are cautionary, predictive or forward-looking in nature), or (b) the applicable section or subsection of the confidential disclosure letter delivered by the Company to Parent (which shall be deemed to be a disclosure with respect to such other applicable sections of this Agreement or sections of such disclosure letter if it is reasonably apparent on the face of such disclosure) prior to the execution and delivery of this Agreement (the “Company Disclosure Letter”), the Company hereby represents and warrants to Parent, as follows:

2.01         Organization and Corporate Power. The Company is a public benefit corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, with full corporate power and authority to enter into this Agreement and the other Transaction Agreements (as defined below) to which it is or will be a party and perform its obligations hereunder and thereunder. Each of the Subsidiaries of the Company is a corporation or other entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization. Each of the Company and its Subsidiaries has all requisite corporate or similar power and authority and all authorizations, licenses and Permits necessary to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to hold such authorizations, licenses and Permits would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company and its Subsidiaries is duly qualified or authorized to do business and is in good standing in every jurisdiction (to the extent such concept exists in such jurisdiction) in which its ownership of property or the conduct of business as now conducted requires it to qualify, except where the failure to be so qualified, authorized or in good standing would not reasonably be expected to have a Company Material Adverse Effect. True, correct and complete copies of the certificate of incorporation and bylaws of the Company (the “Company Organizational Documents”), and the organizational documents of each Subsidiary of the Company, each as in effect as of the date of this Agreement and the Closing Date, have been heretofore made available to Parent. The Company Organizational Documents and the organizational documents of each Subsidiary of the Company are in full force and effect, and the Company is not in violation of the Company Organizational Documents. The Company has not taken any actions that conflict with or violate its Company Organizational Documents or Sections 361 – 368 of the DGCL.

2.02         Authorization; Valid and Binding Agreement. The Company has all requisite corporate power and authority to execute and deliver this Agreement and each other Transaction Agreement to which it is or will be a party, to perform its obligations hereunder and thereunder and to consummate the Contemplated Transactions and the transactions contemplated thereby, subject to the receipt of the affirmative vote of a majority of the issued and outstanding Company Shares in favor of the adoption of this Agreement and approval of the Merger and the other Contemplated Transactions, including the cancellation of the Company Equity Awards (unless the ASX grants a waiver from the need to obtain shareholder approval for the cancellation of the Company Equity Awards), which shall include approval of the Merger and the other Contemplated Transactions, including the cancellation of the Company Equity Awards (unless the ASX grants a waiver from the need to obtain shareholder approval for the cancellation of the Company Equity Awards), and any other vote of Company Stockholders required by any applicable Law, including the ASX Listing Rules, for the approval of the Merger, the other Contemplated Transactions, including the cancellation of the Company Equity Awards (unless the ASX grants a waiver from the need to obtain shareholder approval for the cancellation of the Company Equity Awards), in each case for the purposes of any applicable Law, including the ASX Listing Rules, to the extent required by applicable Law (the “Company Stockholder Approval”). The Company Board has unanimously (a) approved this Agreement and the other Transaction Agreements to which the Company is or will be a party and the consummation of the Contemplated Transactions and the transactions contemplated thereby, and (b) determined that this Agreement, the other Transaction Agreements to which the Company is or will be a party and the consummation of the Contemplated Transactions and the transactions contemplated thereby are fair and in the best interests of the Company, the Company Stockholders and those materially affected by the Company’s conduct, and promote the Public Benefit, and resolved to recommend that the Company Stockholders adopt this Agreement and approve the Merger (the “Company Recommendation”). The Company Board has directed that the Company submit the adoption of this Agreement to a vote at the Company Stockholders’ Meeting. As of the date of this Agreement, such actions are valid and have not been amended or withdrawn. Except for the Company Stockholder Approval, no other corporate action pursuant to any applicable Law, on the part of the Company, is necessary to authorize this Agreement, the other Transaction Agreements to which the Company is or will be a party or to perform its obligations hereunder or thereunder or to consummate the Contemplated Transactions or the transactions contemplated thereby. The Company has duly executed and delivered this Agreement and the other Transaction Agreements to which it is a party (and, upon the execution and delivery of any other Transaction Agreement to be executed and delivered by the Company, such other Transaction Agreements will have been duly executed and delivered by the Company) and, assuming the due authorization, execution and delivery by Parent and Merger Sub of this Agreement and the other Transaction Agreements to which Parent or Merger Sub is or will be a party and the execution and delivery by each other party (other than the Company) to any other Transaction Agreement, this Agreement and the other Transaction Agreements to which the Company is a party constitutes (and the other Transaction Agreements to be executed and delivered by the Company will, upon the execution and delivery thereof by the Company, constitute) a legal, valid and binding obligation of the Company, enforceable against it in accordance with their respective terms except as enforcement may be limited by any applicable bankruptcy, insolvency (including all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at law or in equity) (the “Bankruptcy and Equity Exceptions”).

2.03	Capital Stock.

(a)          The authorized capital stock of the Company consists of 750,000,000 Company Shares, 300,000,000 shares of common prime stock, $0.00001 par value per share, and 750,000,000 shares of preferred stock, $0.00001 par value per share, of which, as of February 25, 2022 (the “Measurement Date”), (i) 5,875,332 Company Shares (including Company Restricted Shares (if any)), (ii) 198,534,629 Company CDIs and (iii) no shares of common prime stock or preferred stock, were issued and outstanding. Since the Measurement Date through the date of this Agreement, the Company has not issued any Company Shares or Company CDIs. All of the issued and outstanding securities of the Company, including the Company CDIs and Company Shares, have been duly authorized and validly issued and are fully paid, nonassessable and were not issued in violation of any preemptive rights of any Person, any Company Material Contract, or any Company Organizational Document, and have been issued in compliance with applicable Laws (including all applicable securities Laws) and in compliance with ASX Listing Rules, and with no personal liability attaching to the ownership thereof. No bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which stockholders of the Company may vote are issued or outstanding. All of the issued and outstanding Company Shares or other securities and equity interests of the Company are free from any Holding Lock (as such term is defined in the ASX Listing Rules) or other escrow imposed under any escrow deed or other arrangement.

(b)          Section 2.03(b) of the Company Disclosure Letter sets forth a true, correct and complete list as of the Measurement Date of the outstanding Company Restricted Shares, Company RSUs and Company Options and the number of Company Shares reserved for issuance pursuant to each of the Sezzle Inc. 2016 Option Plan, the Sezzle Inc. 2019 Equity Plan and the Sezzle Inc. 2021 Equity Plan (together, the “Company Stock Plans”), including, with respect to the awards of Company Restricted Shares, Company RSUs or Company Options (together, the “Awards”), (i) the holder thereof, (ii) the number of Company Shares subject to each type of Award held by such holder, (iii) the date of grant and (iv) the exercise price (if any). As of the Measurement Date, other than Company Restricted Shares, Company RSUs and Company Options, there were no other equity or equity-based awards outstanding, and the Company has granted no other such awards between the Measurement Date and the date of this Agreement. Each right to purchase Company Shares under the Company Stock Plans was granted in all material respects in compliance with all requirements under applicable Law and in all material respects in accordance with the terms and conditions of such plans, as applicable. The treatment of each Company Equity Award and the Company equity plan, described in this Agreement, is permitted under applicable Laws and the terms of the applicable Company Plan and the applicable award agreement evidencing such award.

(c)          Except as disclosed in this Section 2.03, the Company has no issued and outstanding (i) shares of capital stock or other equity interests or voting securities, (ii) securities convertible, exercisable or exchangeable, directly or indirectly, into capital stock of the Company, (iii) options, warrants, purchase rights, subscription rights, preemptive rights, conversion rights, exchange rights, calls, puts, rights of first refusal or other Contracts (including deferred consideration or other “performance securities” (as that term is used for the purposes of ASX Guidance Note 19), whether in the form of an earn-out or otherwise) that require the Company to issue, transfer, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem capital stock or other equity interests of the Company (including as may arise in connection with or as a result of this Agreement), (iv) stock appreciation, phantom stock, restricted shares, restricted stock units, profit participation or similar rights with respect to the Company or (v) bonds, debentures, notes or other Indebtedness of the Company having the right to vote on any matters on which the Company Stockholders may vote.

2.04         Subsidiaries. Section 2.04 of the Company Disclosure Letter sets forth a true, correct and complete list of all of the Subsidiaries of the Company, and for each Subsidiary of the Company, the state or country of formation and each jurisdiction in which such Subsidiary is qualified or licensed or required to be qualified or licensed to do business. All of the outstanding shares of capital stock or equivalent equity interests of each of the Company’s Subsidiaries are owned of record and beneficially, directly or indirectly, by the Company free and clear of all material Liens (other than Permitted Liens) and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. None of the Company’s Subsidiaries has any outstanding or authorized (i) shares of capital stock or other equity interests of voting securities or any obligations to issue, any capital stock, voting securities, (ii) securities convertible into or exchangeable for capital stock or voting securities, (iii) options, warrants, purchase rights, subscription rights, preemptive rights, conversion rights, exchange rights, calls, puts, rights of first refusal or other Contracts that require any Subsidiary of the Company to issue, transfer, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem capital stock or other equity interests of any Subsidiary of the Company (including as may arise in connection with or as a result of this Agreement), (iv) stock appreciation, phantom stock, restricted shares, restricted stock units, profit participation or similar rights with respect to any Subsidiary of the Company or (v) bonds, debentures, notes or other Indebtedness not owned by the Company. Except with respect to each of the Company’s Subsidiaries, neither the Company nor any of its Subsidiaries owns or controls, directly or indirectly (except in money market accounts), any equity securities or interests in any Person.

2.05         No Breach. Except as set forth in Section 2.05 of the Company Disclosure Letter, the execution, delivery and performance by the Company of this Agreement and the other Transaction Agreements to which the Company is or will be a party and, subject to obtaining the Company Stockholder Approval, the consummation of the Contemplated Transactions and the transactions contemplated thereby do not (a) conflict with or violate the Company Organizational Documents, (b) assuming all consents, approvals, authorizations and other actions described in Section 2.06 have been obtained, and all filings and obligations described in Section 2.06 have been made, conflict with or violate any Law or Governmental Order to which the Company, its Subsidiaries or any of their properties or assets is subject, or any ASX Listing Rules, except, in the case of this clause (b), any conflict or violation which would not reasonably be expected to have a Company Material Adverse Effect, or (c) conflict with or result in any breach of, constitute (with or without notice of or lapse of time or both) a default under, result in a violation of, give rise to a right of termination, modification, cancellation or acceleration under, any Company Material Contract or result in the creation of any Lien upon the properties or assets of the Company or any of its Subsidiaries (other than any Permitted Lien), except, in the case of this clause (c), any conflicts, breaches, defaults, violations, terminations, modifications, cancellations or accelerations that would not reasonably be expected to have a Company Material Adverse Effect.

2.06         Consents. Except for (a) the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (b) applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the United States Securities and Exchange Commission (the “SEC”) promulgated thereunder (the “Exchange Act”), (c) the filing of the Registration Statement under the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder (the “Securities Act”), (d) any applicable requirements, filings, waivers, relief or approvals required under any securities Laws, including any foreign or state securities Laws, (e) any applicable requirements, filings, waivers, relief or approvals required by ASX, ASIC or the Corporations Act, including the filing of the Australian Prospectus under the Corporations Act (and the expiration of the exposure period in respect thereof) and the rules and regulations of ASIC, (f) any applicable requirements of the official listings rules of ASX (the “ASX Listing Rules”) or ASX, (g) the filing of the Certificate of Merger and (h) any filings with the relevant authorities of states or other jurisdictions in which the Company or any of its Subsidiaries is qualified to do business, in each case, neither the Company nor any of its Subsidiaries is required to submit any notice, report or other filing with any Governmental Body in connection with the execution, delivery or performance by the Company of this Agreement or the other Transaction Agreements to which the Company is or will be a party or the consummation of the Contemplated Transactions or the transactions contemplated thereby. Other than as stated in the immediately preceding sentence, no consent, approval or authorization of any Governmental Body or any other Person is required to be obtained by the Company or any of its Subsidiaries in connection with the Company’s execution, delivery and performance of this Agreement or the consummation of the Contemplated Transactions, except for those consents, approvals and authorizations required under any Real Property Lease or the failure of which to obtain would not reasonably be expected to have a Company Material Adverse Effect.

2.07	ASX Filings; SEC Reports; Disclosure Controls and Procedures.

(a)          Except as set forth in Section 2.07(a) of the Company Disclosure Letter, (i) the Company has timely filed and furnished all reports and other documents required to be filed or furnished by it under (A) the Corporations Act, the ASX Listing Rules (including the continuous disclosure requirements) and ASIC and the Company has not failed to make disclosure required by ASX Listing Rule 3.1 and/or 3.1B of the ASX Listing Rules since July 30, 2019 (collectively, the “Company ASX Documents”) and (B) the Exchange Act and the Securities Act since the effectiveness of the Company Form 10 (collectively, the “Company SEC Documents,” and together with the Company ASX Documents and all other documents released by the Company to the ASX or filed with ASIC, the “Company Public Documents”); and (ii) each Company Public Document (A) as of its date, complied as to form in all material respects with the applicable requirements of the Corporations Act, the ASX Listing Rules, the Exchange Act, and Securities Act, as the case may be, as in effect on the date so filed or furnished, and (B) did not, at the time it was filed or furnished (or, if subsequently amended or supplemented, at the time of such amendment or supplement), in relation to (1) the Company ASX Documents and all other documents released by the Company to the ASX or filed with ASIC, omit material required by the ASX Listing Rules or the Corporations Act, or contravene Division 2 of Part 7.10 of the Corporations Act or (2) the Company SEC Documents, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(b)          As of the date of this Agreement, there are no outstanding comments from or material unresolved issues raised by the SEC, ASIC or ASX, as applicable, with respect to any of the Company Public Documents.

(c)          The financial statements (including all related notes and schedules) contained in the Company Public Documents (i) complied as to form in all material respects with the published rules and regulations of the SEC, ASX Listing Rules, the Corporations Act and ASIC applicable thereto, (ii) were prepared in accordance with GAAP, applied on a consistent basis throughout the periods covered (except as expressly indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) and (iii) fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of the Company and its consolidated Subsidiaries for the periods covered thereby (subject, in the case of unaudited statements, to the absence of footnote disclosure and to normal and recurring year-end audit adjustments not material in amount), (iv) have been audited, in the case of the audited financial statements included therein, by an independent auditor and (v) when delivered by the Company for inclusion in the Registration Statement for filing with the SEC following the date of this Agreement, will comply in all material respects with the applicable provisions of the Exchange Act and the Securities Act and the applicable accounting requirements and other rules and regulations of the SEC applicable to the Company, in each case, as in effect as of the dates thereof. Since December 31, 2020, neither the Company nor any of its Subsidiaries has been a party to any joint venture, off balance sheet partnership or any similar Contract or arrangement, where the result, purpose or intended effect of such Contract or other arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s published financial statements or other Company SEC Documents.

(d)          (i) The Company has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a–15(f) and 15d–15(f) of the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting; (ii) the Company (A) has designed and maintains disclosure controls and procedures (as defined in Rules 13a–15(e) and 15d–15(e) of the Exchange Act) to provide reasonable assurance that all information required to be disclosed by the Company in each final registration statement, prospectus, report, schedule, definitive proxy statement, document and announcement filed with or furnished to (x) the ASX and/or ASIC, or (y) the SEC pursuant to the Securities Act, the Exchange Act, the Corporations Act or the ASX Listing Rules, as the case may be, since July 30, 2019 is recorded, processed, summarized and reported within the time periods specified in the Corporations Act, ASX Listing Rules or SEC’s rules (as applicable) and forms and is communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and (B) has disclosed, based on its most recent evaluation of its disclosure controls and procedures and internal control over financial reporting prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board (1) any significant deficiencies and material weaknesses in the design or operation of its internal control over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting; and (iii) since January 1, 2019, any material change in internal control over financial reporting required to be disclosed in any Company SEC Document has been so disclosed.

(e)          Since January 1, 2019, neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any director, officer, employee, auditor, accountant or Representative of the Company or any of its Subsidiaries has received a material complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting, auditing practices or fraud.

2.08         No Undisclosed Liabilities. Except (a) as and to the extent disclosed or reserved against on the unaudited consolidated balance sheet of the Company as of the Company Balance Sheet Date that is included in the Company SEC Documents, (b) as incurred after the date thereof in the ordinary course of business consistent with past practices or (c) for third-party expenses incurred in connection with this Agreement or the Contemplated Transactions or negotiations with other entities regarding similar potential transactions, the Company, together with its Subsidiaries, does not have any material liabilities or obligations of any nature, whether known or unknown, absolute, accrued, contingent or otherwise and whether due or to become due, in each case required by GAAP to be reflected or reserved against in the consolidated balance sheet of the Company and its Subsidiaries (or disclosed in the notes of such balance sheet). This Section 2.08 does not apply to Taxes, which are addressed in Section 2.12.

2.09         Absence of Certain Developments. Since December 31, 2020, there has not occurred any Effect (as defined below) that, individually or in the aggregate with any other Effect has had or would reasonably be expected to have a Company Material Adverse Effect. Except in connection with the Contemplated Transactions or as set forth on Section 2.09 of the Company Disclosure Letter, since the Company Balance Sheet Date, the Company has carried on and operated its business in all material respects in the ordinary course of business consistent with past practices, and neither the Company nor its Subsidiaries has taken, committed or agreed to take any actions that would have been prohibited by Section 4.01(b) (other than Section 4.01(b)(i) and(iii)) if such covenants had been in effect as of the Company Balance Sheet Date.

2.10	Compliance with Laws.

(a)          Except as set forth in Section 2.10(a) of the Company Disclosure Letter, the Company and its Subsidiaries are, and have been since January 1, 2019, in compliance, in all material respects, with all Laws applicable to them, any of their properties or other assets or any of their business or operations. The Company is admitted to the official list of the ASX, and since the date that is twelve (12) months prior to the date of this Agreement, quotation by ASX of its securities has not been suspended or terminated. The Company is eligible under the ASX Listing Rules and other requirements of ASX to remain listed on ASX.

(b)          Except as set forth in Section 2.10(b) of the Company Disclosure Letter, since January 1, 2019, neither the Company nor any of its Subsidiaries (i) has received any communication from any Governmental Body that (A) alleges any material violation or noncompliance with any applicable Law (or reflects that the Company or any of its Subsidiaries is under investigation or the subject of an inquiry by any such Governmental Body, including state health and regulatory authorities and any applicable federal regulatory authorities), or (B) imposes any material fine, assessment or cease and desist order, or the suspension, revocation or limitation or restriction of any material Company Permit, and (ii) has entered into any material Contract or settlement with any Governmental Body with respect to its alleged noncompliance with, or violation of, any applicable Law.

(c)          Except as set forth in Section 2.10(c) of the Company Disclosure Letter, (i) since January 1, 2019, the Company and each of its Subsidiaries have timely filed all material regulatory reports, schedules, statements, documents, filings, submissions, forms, registrations and other documents, together with any amendments required to be made with respect thereto, that each was required to file with any Governmental Body, including state health and regulatory authorities and any applicable federal regulatory authorities, and have timely paid all fees and assessments due and payable in connection therewith; and (ii) all such documents were true and correct in all material respects as of the date of submission, and any updates, changes, corrections or modifications to such documents required under applicable Laws have been submitted to the Governmental Body.

(d)          The Company and each of its executive officers and directors are in material compliance with, and have complied in all material respects with, (i) the applicable provisions under the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated under such act or the Exchange Act and (ii) the applicable ASX Listing Rules.

(e)          The Company is a Delaware public benefit corporation.

(f)           Since January 1, 2017, the Company and its Subsidiaries have conducted thorough and proper analyses to ensure that they are in compliance in all material respects with all applicable Laws and regulations, including, but not limited to, (i) the Unfair, Deceptive, or Abusive Acts Practices (12 U.S. Code § 5531 et seq.), (ii) Unfair or Deceptive Acts or Practices (15 U.S. Code § 45 et seq.), (iii) the Fair Credit Report Act (15 U.S.C. § 1681 et seq.) and (iv) the Gramm-Leach-Bliley Act (15 U.S.C. § 6801 et seq.), and such analyses have been reviewed and confirmed as legal and appropriate by outside counsel.

(g)          This Section 2.10 does not apply to Taxes, which are addressed in Section 2.12, or to Intellectual Property, which is addressed in Section 2.14.

2.11	Title to Tangible Properties.

(a)          The Company and its Subsidiaries have good and valid title to, or hold pursuant to good, valid and enforceable leases or other comparable contract rights, all of the tangible personal property and other tangible assets necessary for the conduct of the business of the Company and its Subsidiaries, taken as a whole, as currently conducted, in each case free and clear of any Liens (other than Permitted Liens), except where the failure to do so would not reasonably be expected to have a Company Material Adverse Effect.

(b)          Section 2.11 of the Company Disclosure Letter sets forth a true, correct and complete list of (i) all real property leased, subleased or licensed to or by the Company or any of its Subsidiaries (the “Company Real Property”) and (ii) all leases, subleases or licenses and all amendments, modifications, guarantees and letters of credit relating thereto (the “Real Property Leases”). The Company Real Property constitutes all of the real property used, occupied or leased by the Company or its Subsidiaries. There are no subleases, licenses, occupancy agreements, consents, assignments, purchase agreements, or other contracts granting to any Person (other than the Company or its Subsidiaries) the right to use or occupy the Company Real Property, and no other Person (other than the Company and its Subsidiaries) is in possession of the Company Real Property. The Real Property Leases are in full force and effect. Except as would not reasonably be expected to have a Company Material Adverse Effect, each of the Real Property Leases is valid, binding and enforceable on the Company or one of its Subsidiaries that is a party to such Real Property Lease and, to the Company’s Knowledge, the other parties thereto, subject to any Bankruptcy and Equity Exception, and is in full force and effect, and the Company or one of its Subsidiaries has performed all material obligations required to be performed by it under each such Real Property Lease and, to the Knowledge of the Company, the other party thereto has performed all obligations required to be performed by it under each such Real Property Lease. Neither the Company nor any of its Subsidiaries nor, to the Company’s Knowledge, any other party to the applicable Real Property Leases is in default in any material respect under any of such Real Property Leases, nor has the Company or any of its Subsidiaries given or received written notice of termination, cancellation, breach, or default under any such Real Property Lease. No event has occurred which, if not remedied, would result in a default by the Company or any of its Subsidiaries in any material respect under the Real Property Leases, and, to the Company’s Knowledge, no event has occurred which, if not remedied, would result in a default by any party other than the Company or its Subsidiaries in any material respect under the Real Property Leases. There are no outstanding options, rights of first offer or rights of first refusal in favor of any other party to purchase, lease, or otherwise occupy the Company Real Property or any portion thereof or interest therein.

(c)          The Company and its Subsidiaries do not own any real property.

2.12	Tax Matters.

(a)          (i) The Company and its Subsidiaries have duly and timely filed (taking into account any applicable extensions) all income Tax Returns and all other material Tax Returns required to be filed by them, (ii) such Tax Returns are true, complete and correct in all material respects, (iii) the Company and its Subsidiaries have duly and timely paid all income Taxes and all other Taxes that are due and payable (whether or not shown as due and payable on any Tax Return) and (iv) as of December 31, 2021, any material liability of the Company or any of its Subsidiaries for accrued Taxes not yet due and payable, or which are being contested in good faith through appropriate proceedings, has been provided for in the financial statements of the Company in accordance with GAAP.

(b)          Except as would not have a Company Material Adverse Effect:

(i)           There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Company or any of its Subsidiaries. The Company and its Subsidiaries have withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party. Neither the Company nor any of its Subsidiaries has been a party to any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2) (or any similar provision of applicable Law) or any “tax shelter” within the meaning of Section 6662 of the Code (or any similar provision of applicable Law).

(ii)          No U.S., federal, state, local or foreign Tax Actions are pending or being conducted or have been threatened in writing with respect to the Company or any of its Subsidiaries or any of their respective assets. No deficiency with respect to a material amount of Taxes has been proposed, asserted or assessed against the Company or any of its Subsidiaries.

(iii)         (A) There is no outstanding request for any extension of time for the Company or any of its Subsidiaries to pay any Tax or file any Tax Return, other than any such request made in the ordinary course of business, and (B) there has been no waiver or extension of any applicable statute of limitations for the assessment or collection of any Tax of the Company or any of its Subsidiaries that is currently in force.

(iv)         Neither the Company nor any of its Subsidiaries (A) is a party to or bound by any Tax allocation, indemnity, sharing or similar agreement (other than any commercial agreement entered into in the ordinary course of business that does not relate primarily to Taxes), (B) has been a member of an affiliated group filing a combined, consolidated or unitary Tax Return (other than a group comprised solely of the Company and any of its Subsidiaries) or (C) has liability for the Taxes of any Person (other than the Company or its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. law), as a transferee or successor, by contract, or otherwise (other than as a result of any commercial agreements entered into in the ordinary course of business that do not relate primarily to Taxes).

(v)          Neither the Company nor any of its Subsidiaries shall be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (A) any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax law) executed on or prior to the Closing Date, (B) change in or improper use of any method of accounting, (C) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or non-U.S. Law), (D) installment sale or open transaction disposition made on or prior to the Closing Date, (E) prepaid amount received or deferred revenue accrued on or prior to the Closing Date, (F) utilization of dual consolidated losses described in Treasury Regulations issued under Section 1503(d) of the Code on or prior to the Closing Date, or (G) election by the Company or any of its Subsidiaries under Section 108(i) of the Code (or any similar provision of state, local or non-U.S. Law).

(vi)         Neither the Company nor any of its Subsidiaries has been informed in writing by any jurisdiction that the jurisdiction believes that the Company or any of its Subsidiaries was required to file any Tax Return that was not filed.

(vii)        Neither the Company nor any of its Subsidiaries has applied for, requested, or been issued any private letter ruling, technical advice, closing agreements, advance Tax rulings, requests for a change of any method of accounting, Tax holiday, gain recognition agreements or any similar agreement or ruling with any Governmental Body with respect to Taxes of the Company or any of its Subsidiaries.

(viii)       Neither the Company nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(ix)          At no time during the past five (5) years has the Company or any of its Subsidiaries been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(x)           Neither the Company nor any of its Subsidiaries is required to, or will be required to, include in income any amounts determined pursuant to Section 965 of the Code, or to make any deferred payments with respect thereto in future taxable periods including pursuant to Section 965(h) of the Code.

(xi)          All transactions entered into by or among the Company and/or any of its Subsidiaries have been made or entered into in accordance with arm’s length principles and in compliance in all material respects with any applicable Laws regarding transfer pricing, including Section 482 of the Code and the Treasury Regulations thereunder. The Company and each of its Subsidiaries has properly and in a timely manner documented its transfer pricing methodologies in material compliance with the Code, the Treasury Regulations, and any other applicable Laws.

(xii)         Neither the Company nor any of its Subsidiaries has requested, applied for, sought or received any relief, assistance or benefit, including any deferral of Taxes, from any Governmental Body under any COVID-19 Relief Legislation.

(xiii)        Neither the Company nor any of its Subsidiaries has taken any action, other than as contemplated by this Agreement (including the exhibits and schedules hereto, the Company Disclosure Letter and the Parent Disclosure Letter), that would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368 of the Code, and neither the Company nor any of its Subsidiaries is aware of any fact or circumstance that would prevent or impede the Merger from so qualifying.

2.13	Contracts and Commitments.

(a)          As of the date of this Agreement, other than as set forth on Section 2.13(a) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to or bound by any:

(i)           “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated under the Exchange Act) with respect to the Company or any of its Subsidiaries that was required to be, but has not been, publicly filed with the SEC as an exhibit to the Company SEC Documents as of the date of this Agreement;

(ii)          collective bargaining agreement or Contract with any labor union, trade organization or other employee representative body (other than any statutorily mandated agreement in non-U.S. jurisdictions);

(iii)         Contract establishing or relating to any joint venture, partnership or similar arrangement;

(iv)         Contract under which the Company or any of its Subsidiaries is expected to make annual expenditures or receive annual revenues in excess of $100,000 during the current or a subsequent fiscal year (A) prohibiting or materially limiting the right of the Company or any of its Affiliates (or, at the Effective Time, Parent or any of its Affiliates) to compete in any line of business or to conduct business with any Person or in any geographical area, (B) obligating the Company or any of its Affiliates (or, after the Closing, Parent or any of its Affiliates) to purchase or otherwise obtain any product or service exclusively from a single party, to purchase a specified minimum amount of goods or services, or sell any Product exclusively to a single party or exclusively in any geographical area, (C) requiring the Company or any of its Affiliates (or, after the Closing, Parent or any of its Affiliates) to conduct any business on a “most favored nations” basis with any third party or (D) under which the Company or any of its Affiliates has been granted or granted the right to manufacture, sell, market or distribute any product of the Company or any of its Affiliates on an exclusive basis to any third party or group of third parties or in any geographical area;

(v)          Contract in respect of Indebtedness of one million dollars ($1,000,000) or more other than (A) accounts payables and (B) loans to direct or indirect wholly owned Subsidiaries, in each case in the ordinary course of business consistent with past practices;

(vi)         Contract (other than a Company Plan) between the Company, on the one hand, and any Affiliate of the Company (other than a Subsidiary of the Company), on the other hand;

(vii)        Contract relating to the voting or registration of any securities or ownership of the Company or any of its Subsidiaries;

(viii)       Contract containing a right of first refusal, right of first negotiation, right of first offer, option or other similar rights with respect to any (A) securities or other equity interests of the Company or any of its Subsidiaries, or (B) assets in favor of a party other than the Company or its Subsidiaries;

(ix)          Contract under which the Company or any of its Subsidiaries is expected to make annual expenditures or receive annual revenues in excess of five hundred thousand dollars ($500,000) during the current or a subsequent fiscal year;

(x)           Settlement or similar agreement, or agreement entered into in connection with settlement agreements, corporate integrity agreements, consent decrees, deferred prosecution agreements, or other similar types of agreements with Governmental Bodies;

(xi)          Contract of the Company or any of its Subsidiaries relating to the settlement of any litigation proceeding that provide for any continuing material obligations on the part of the Company or any of its Subsidiaries;

(xii)         Contract of the Company or any of its Subsidiaries that prohibit, limit, restrict or require the payment of dividends or distributions in respect of the capital stock of the Company or any of its Subsidiaries or otherwise prohibit, limit, restrict or require the pledging of capital stock of the Company or any of its Subsidiaries or prohibit, limit, restrict or require the issuance of guarantees by the Company or any of its Subsidiaries other than the Company Stock Plans or any Contracts evidencing awards granted under the Company Stock Plans;

(xiii)        Company IP Contract;

(xiv)        Contract involving any of the (A) fifteen (15) largest merchants of the business of the Company and its Subsidiaries in the aggregate and based on transaction volume over the twelve (12) months ending December 31, 2021, (B) ten (10) largest vendors (including third parties granting inbound licenses) to the business of the Company and its Subsidiaries in the aggregate and based on spend in the twelve (12) months ending December 31, 2021, or (C) five (5) largest referral partners to the business of the Company and its Subsidiaries in the aggregate and based on commissions paid in the twelve (12) months ending December 31, 2021;

(xv)         Contract that relates to the acquisition or disposition of any assets or any business of the Company or any of its Subsidiaries with a purchase price in excess of one million dollars ($1,000,000) (whether by merger, sale of stock, sale of assets or otherwise) since January 1, 2019 or with respect to which the Company or any of its Subsidiaries has any material outstanding rights or obligations;

(xvi)        Contract that involves payments in excess of one hundred thousand dollars ($100,000) per year relating to management or consulting services (other than a Company Plan and excluding employment agreements entered into in the ordinary course of business consistent with past practice); or

(xvii)       Contract to enter into any of the foregoing.

Each such Contract described in clauses (i) through (xvii) above of this Section 2.13(a), together with each Real Property Lease listed or required to be listed in Section 2.11 of the Company Disclosure Letter, is referred to herein as a “Company Material Contract.”

(b)          Except as set forth in Section 2.13(b) of the Company Disclosure Letter or as would not reasonably be expected to have a Company Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries (A) is, or has received written notice that it is or may be, in violation or breach of or default (with or without notice or lapse of time or both) under any Company Material Contract, or has delivered any notice that any other party to any Company Material Contract is in violation or breach or default under any Company Material Contract or (B) has waived or failed to enforce any rights or benefits under any Company Material Contract to which it is a party or any of its properties or other assets is subject, (ii) there has occurred no event giving to others any right of termination, amendment, acceleration, redemption or cancellation (with or without notice or lapse of time or both) of any such Company Material Contract and (iii) each such Company Material Contract is in full force and effect and is a legal, valid and binding agreement of, and enforceable against, the Company or its Subsidiaries, and, to the Knowledge of the Company, each other party thereto. As of the date of this Agreement, no party to any Company Material Contract has given any written notice (1) of termination, cancellation, breach or actual or potential dispute with respect to any Company Material Contract, (2) that it intends to seek to terminate or cancel any Company Material Contract (whether as a result of the Contemplated Transactions or otherwise) or (3) to the Knowledge of the Company, that it intends to reduce its business with the Company or any of its Subsidiaries (whether as a result of the Contemplated Transactions or otherwise). The Company has made available to Parent prior to the date of this Agreement true, correct and complete copies of each written Company Material Contract in existence as of the date of this Agreement, together with all material amendments, waivers or other changes thereto, and a true, correct and complete written summary setting forth the terms and conditions of each oral Company Material Contract.

2.14         Intellectual Property.

(a)          Section 2.14(a)(i) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true, correct and complete list of all material (i) Patents, (ii) Trademarks and (iii) Copyrights, in each instance, that are owned by the Company or any of its Subsidiaries and that have been registered with a Governmental Body, or with respect to which the Company or any of its Subsidiaries has filed an application for registration, except for any such Patents, Trademarks or Copyrights that have been abandoned by the Company or any of its Subsidiaries as of the date of this Agreement in the normal course of business (collectively, “Company Registered Intellectual Property”). Section 2.14(a)(ii) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true, correct and complete list of all material internet domain names with respect to which the Company or any of its Subsidiaries owns or controls.

(b)          The Company or its applicable Subsidiary is the owner of all rights, title and interests in the Company Owned Intellectual Property, free and clear of all Liens. The Company or its Subsidiaries possess sufficient rights to use all other material Intellectual Property used as of the date of this Agreement in connection with the conduct of the Company’s and any of its Subsidiaries’ businesses; provided, however, that the foregoing will not be interpreted as a representation of non-infringement or non-misappropriation of third-party Intellectual Property, which is dealt with exclusively in Section 2.14(c) below.

(c)          Except as set forth in Section 2.14(c) of the Company Disclosure Letter, (i) to the Knowledge of the Company, since January 1, 2019, neither the conduct of the Company’s business nor the conduct of any of its Subsidiaries’ businesses has misappropriated, infringed or otherwise violated the Intellectual Property of any Person in any material respect; and (ii) since January 1, 2019, neither the Company nor any of its Subsidiaries has received any written notice from any Person claiming any misappropriation, infringement or other violation of the Intellectual Property of any Person in any material respect.

(d)          Except as set forth in Section 2.14(d) of the Company Disclosure Letter, (i) since January 1, 2019, to the Knowledge of the Company, no Person has misappropriated, infringed or otherwise violated any Company Owned Intellectual Property in any material respect; and (ii) no written claims are currently pending or, to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries challenging the validity or enforceability of any Company Owned Intellectual Property in any material respect, excluding ex parte proceedings before a Governmental Body with respect to the prosecution and maintenance of Company Registered Intellectual Property.

(e)          Since January 1, 2019, to the Knowledge of the Company, each current and former employee and contractor of the Company or any of its Subsidiaries who was or is involved in the development of any Company Owned Intellectual Property that is material to the Company’s or any of its Subsidiaries’ businesses has executed a Contract assigning to the Company or any of its Subsidiaries, as applicable, all of such employee or contractor’s rights in such Intellectual Property, or the Company or a Subsidiary is otherwise the owner of such Intellectual Property pursuant to the “work made for hire” doctrine under U.S. copyright law or pursuant to other applicable Law.

(f)           Since January 1, 2019, to the Knowledge of the Company, (i) any third party and any current or former employee of the Company or any of its Subsidiaries with access to any material Trade Secrets of the Company or any of its Subsidiaries is bound by non-disclosure or other confidentiality obligations requiring them to maintain the confidentiality of such Trade Secrets and (ii) no such third party or employee has violated any such obligations in any material respects. Since January 1, 2019, the Company and its Subsidiaries have taken reasonable steps to prevent the unauthorized disclosure or use of its and their material Trade Secrets.

(g)          With respect to all material Software that is owned by the Company or its Subsidiaries and licensed or otherwise provided to customers of the Company’s or its Subsidiaries’ businesses as of the date of this Agreement (“Company Owned Software”), (i) the Company or one of its Subsidiaries has in its possession the source code and related documentation to use and maintain such Company Owned Software, (ii) to the Knowledge of the Company, there has been no material reverse engineering, decompiling, or other unauthorized access to the source code for such Company Owned Software, (iii) neither the Company nor any of its Subsidiaries have granted any Person the right to obtain access to any source code for such Company Owned Software (except to the Company’s or any of its Subsidiaries’ contractors or other service providers in the ordinary course of business), and (iv) neither the Company nor any of its Subsidiaries has used any Open Source Software in a manner that requires them to disclose the source code for such Company Owned Software or make such Company Owned Software available on a royalty-free basis.

(h)          Since January 1, 2019, there has been no malfunction or interruption in the operation of the Company Owned Software or other information technology systems used by the Company or any of its Subsidiaries to provide services to customers of the Company’s or its Subsidiaries’ businesses as of the date of this Agreement that resulted in significant business disruption to the Company or its Subsidiaries, the root cause of which has not been remediated in all material respects as of the date hereof.

2.15       Litigation. There are no Actions pending or, to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries or any present or former officer, director or employee of the Company or any of its Subsidiaries in such individual’s capacity as such, at law or in equity, or before or by any Governmental Body, that are or would reasonably be expected to (a) be material to the Company and its Subsidiaries, taken as a whole, or (b) prevent or materially impair the ability of the Company to consummate the Contemplated Transactions, and neither the Company nor any of its Subsidiaries is subject to or in violation of any Governmental Order. This Section 2.15 does not apply to Intellectual Property, which is addressed in Section 2.14.

2.16         Insurance. Section 2.16 of the Company Disclosure Letter sets forth a true, correct and complete list of each insurance policy (including policies providing casualty, liability, medical and works compensation coverage) to which the Company or any of its Subsidiaries is currently a party. Each insurance policy under which Company or any of its Subsidiaries is an insured or otherwise the principal beneficiary of coverage is in full force and effect, all premiums due thereon have been timely paid in full, and the Company and its Subsidiaries are in compliance with the terms and conditions of such insurance policy, and (a) neither the Company nor any of its Subsidiaries is in breach or default under any such insurance policy, (b) no notice of cancellation or termination has been received with respect to any insurance policy and (c) no event has occurred which, with notice or lapse of time, would constitute such breach or default, or permit termination, or modification, under any such insurance policy, except as would not reasonably be expected to have a Company Material Adverse Effect.

2.17         Employee Benefit Plans.

(a)          Section 2.17(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all material Company Plans.

(b)          With respect to each material Company Plan, the Company has made available to Parent true, correct and complete copies of the following (as applicable): (i) the plan document, including all amendments thereto or, with respect to any unwritten plan, a summary of all material terms thereof, (ii) the summary plan description along with all summaries of material modifications thereto, (iii) all related trust instruments or other funding-related documents, (iv) a copy of all material correspondence with any Governmental Body relating to a Company Plan received or sent within the last three years and (v) the most recent Internal Revenue Service determination or opinion letter.

(c)          With respect to each Company Plan that is intended to meet the requirements to be qualified under Section 401(a) of the Code (i) such Company Plan is the subject of a favorable determination letter or is covered by a favorable opinion letter from the Internal Revenue Service, (ii) the trusts maintained thereunder are intended to be exempt from taxation under Section 501(a) of the Code and (iii) to the Knowledge of the Company, no event has occurred that would reasonably be expected to result in the disqualification of such Company Plan.

(d)          Except, in each case, as would not reasonably be expected to have a Company Material Adverse Effect, with respect to each Company Plan, (i) all required contributions to, and premiums payable in respect of, such Company Plan have been made or, to the extent not required to be made on or before the date of this Agreement, have been properly accrued on the Company’s financial statements in accordance with GAAP, (ii) there are no Actions pending or, to the Company’s Knowledge, threatened, other than routine claims for benefits and (iii) such plan complies in form and in operation with the requirements of the Code, the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and other applicable Law.

(e)          (i) No Company Plan is, and none of the Company, any of its Subsidiaries or any of their respective ERISA Affiliates has, in the six (6) year period prior to the date hereof, maintained, sponsored or contributed to, or incurred any Liability or obligation in respect of, a plan that is or was at any relevant time (A) subject to Title IV of ERISA or Section 412 of the Code, (B) a “multiemployer plan” within the meaning of Section 3(37) of ERISA, (C) a “multiple employer plan” as described in Section 413(c) of the Code or (D) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA; and (ii) none of the Company Plans obligates the Company or any of its Subsidiaries to provide a current or former officer, director, individual independent contractor or employee (or any spouse or dependent thereof) any life insurance or medical or health benefits after his or her termination of employment or service with the Company or any of its Subsidiaries, other than as required under Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code or any other Law.

(f)           The Company and its Subsidiaries have not incurred any material liability for any Tax or civil penalty imposed by Section 4975 of the Code or Section 502 of ERISA which has not been satisfied in full.

(g)          Except as set forth in Section 2.17(g) of the Company Disclosure Letter or as otherwise contemplated by this Agreement, neither the execution or delivery of this Agreement, nor the consummation of the Contemplated Transactions, will, either individually or together with the occurrence of some other event (including a termination of employment or service), (i) result in any material payment (including severance, bonus or other similar payment) becoming due to any current or former officer, director, individual independent contractor or employee of the Company or any of its Subsidiaries, (ii) materially increase or otherwise materially enhance any benefits or compensation otherwise payable under any Company Plan, (iii) result in the acceleration of the time of payment or vesting of any payments or benefits under any Company Plan, (iv) require the Company or any of its Subsidiaries to set aside any assets to fund any benefits under any Company Plan or (v) result in any payment or benefit that would constitute an “excess parachute payment” within the meaning of Section 280G of the Code. Neither the Company nor any of its Subsidiaries has an obligation to pay any gross-up, reimbursement or other payment in respect of any Tax imposed under Section 4999 or Section 409A of the Code.

(h)          Each Non-U.S. Plan that is required to be registered has been registered and has been maintained in all material respects in good standing with each applicable Governmental Body. No Non-U.S. Plan that is maintained, contributed to or required to be contributed to by the Company or any of its Subsidiaries is a defined benefit pension plan.

2.18	Environmental Compliance and Conditions.

(a)          Except for matters that would not reasonably be expected to have a Company Material Adverse Effect:

(i)           the Company and its Subsidiaries are, and since January 1, 2019 have been, in compliance with all Environmental Laws;

(ii)          the Company and each of its Subsidiaries holds, and are in compliance with, all Permits required under Environmental Laws to operate their business at the Company Real Property as presently conducted;

(iii)         except for matters that are resolved, neither the Company nor any of its Subsidiaries has received any written claim, notice or complaint, or been subject to any Action from any Governmental Body or third party regarding any actual or alleged violation of Environmental Laws or any Liabilities or potential Liabilities under Environmental Laws, and, to the Knowledge of the Company, no such Action has been threatened; and

(iv)         to the Company’s Knowledge, neither the Company nor any of its Subsidiaries or, any third party, has released any Hazardous Substance on, under or about the Company Real Property or any other real property now or formerly occupied or used by the Company or any of its Subsidiaries in a manner that reasonably could be expected to give rise to Liability for the Company or any of its Subsidiaries under any Environmental Laws.

(b)           The Company has made available to Parent true, correct and complete copies of all material and non-privileged reports, studies and audits in the possession of the Company or any of its Subsidiaries since January 1, 2019 and relating to the environmental condition of the Company Real Property or to the compliance of Company or any of its Subsidiaries with Environmental Laws.

2.19         Employment and Labor Matters.

(a)          Neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement or other agreement with a labor union, works council or other employee representative body, there are no such agreements which pertain to employees of the Company or any of its Subsidiaries in negotiation by the Company or any of its Subsidiaries and, to the Knowledge of the Company, no employees of the Company or any of its Subsidiaries are represented by a labor union, works council or other employee representative body.

(b)          As of the date hereof, there are no unfair labor practice charges, material grievances, material arbitrations, strike, lockout, work stoppage, picketing or other labor disputes pending or, to Company’s Knowledge, threatened with respect to any employees and no such labor dispute has occurred since January 1, 2019.

(c)          Except for matters that would not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries are, and since January 1, 2019 have been, in compliance with all Laws relating to employment and employment practices including all laws respecting terms and conditions of employment, health and safety, wages and hours, classification of employees and independent contractors, child labor, immigration, employment discrimination, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues and unemployment insurance.

(d)          There has been no “mass layoff” (as defined by WARN or any similar foreign, state, provincial or local Laws) with respect to the Company between January 1, 2019 and the date of this Agreement.

(e)          No current Key Employee has given written notice that he or she intends to terminate employment with the Company or any of its Subsidiaries within the next twelve (12) months.

(f)           No current or former director, officer or employee has, to the Knowledge of the Company, been the subject of any sexual harassment, discrimination or other similar misconduct allegations during his or her tenure at the Company, and neither the Company nor any of its Subsidiaries has entered into any settlement agreement or confidentiality agreement with any director, officer or employee relating to allegations of sexual harassment, discrimination or other similar misconduct.

(g)          To the Knowledge of the Company, no employee of the Company or any of its Subsidiaries is in material violation of (i) any material term of any employment agreement, nondisclosure agreement or non-competition or restrictive covenant agreement or (ii) other obligation: (A) to the Company or any of its Subsidiaries or (B) to a former employer of any such employee relating to the right of (1) any such employee to be employed by the Company or any of its Subsidiaries or (2) the knowledge or use of trade secrets or proprietary information.

2.20	Regulatory Matters.

(a)          Section 2.20(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all Company Permits (as defined herein), including the U.S. federal, state and local or other foreign jurisdiction of such Company Permit, the title of such Company Permit the identity of the holder of such Company Permit, the identity of the applicable Governmental Body responsible for issuing such Company Permit and whether any “change of control” or other similar provision would be triggered upon entry into this Agreement or upon consummation of the Contemplated Transactions.

(b)          Except as set forth in Section 2.20(b) of the Company Disclosure Letter, (i) the Company and its Subsidiaries hold and, at all relevant times since January 1, 2019, have held all material Permits necessary for the lawful operation of the businesses of the Company and its Subsidiaries as conducted at the relevant time (the “Company Permits”), and all such Company Permits are valid and in full force and effect; (ii) there has not occurred any material violation of, default (with or without notice or lapse of time or both) under, or event giving to others any right of termination, material amendment or cancellation of, with or without notice or lapse of time or both, any Company Permit; (iii) the Company and each of its Subsidiaries are in compliance in all material respects with the terms of all Company Permits, and no event has occurred that, to the Knowledge of the Company, would reasonably be expected to result in the revocation, cancellation, non-renewal or adverse material modification of any Company Permit; (iv) since January 1, 2019, neither the Company nor any of its Subsidiaries has received notice of any pending or threatened Action from any Governmental Body alleging that any operation or activity of the Company or any of its Subsidiaries is in violation of any Company Permit or Law that applies to a Company Permit; and (v) the consummation of the Merger and the other Contemplated Transactions, in and of itself, will not cause the revocation, suspension or cancellation of any Company Permit pursuant to the terms of any such Company Permit.

(c)          Neither the Company nor any of its Subsidiaries is a party to any corporate integrity agreement, monitoring agreement, consent decree, deferred prosecution agreement, settlement order or similar agreement with or imposed by any Governmental Body.

(d)          None of the Company, any of its Subsidiaries or any of their respective directors, officers or employees, or, to the Knowledge of the Company, any of its agents or distributors or any other Person acting on behalf of or for the benefit of the Company or any of its Subsidiaries has at any time since January 1, 2017 (i) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”), (ii) violated or is in violation of any applicable Law enacted in any jurisdiction in connection with or arising under the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions (the “OECD Convention”), (iii) violated any applicable anti-bribery or anti-corruption Law in any jurisdiction, (iv) made, offered to make, promised to make, or authorized the payment or giving of, directly or indirectly, any bribe, rebate, payoff, influence payment, kickback or other unlawful payment or gift of money or anything of value prohibited under any applicable Law addressing matters comparable to those addressed by the FCPA or the OECD Convention implementing legislation concerning such payments or gifts in any jurisdiction (any such payment, a “Prohibited Payment”), (v) to the Knowledge of the Company, been subject to any investigation by any Governmental Body with regard to any suspected or actual Prohibited Payment or (vi) violated or is in violation of any other Laws regarding use of funds for political activity or commercial bribery. Since January 1, 2017, the Company has implemented and maintains in effect policies and procedures designed to ensure compliance by the Company and its Subsidiaries, and their respective directors, officers, employees, agents, distributors or any other Person acting on behalf of or for the benefit of the Company or any of its Subsidiaries with applicable Law addressing matters comparable to those addressed by the FCPA or the OECD Convention. In addition, none of the Company, any of its Subsidiaries or any of their respective directors, officers or employees, nor, to the Knowledge of the Company, any of its agents or distributors or any other Person acting on behalf of the Company or any of its Subsidiaries has at any time since January 1, 2017 (A) violated or been in violation of any applicable Sanctions or AML Laws; or (B) dealt, directly or indirectly, with any Sanctioned Person. The Company and all of its Subsidiaries have in place adequate controls and systems to ensure compliance with applicable Sanctions and AML Laws in each of the jurisdictions in which the Company and its Subsidiaries currently do or in the past have done business. None of the Company, any of its Subsidiaries or any of their respective directors, officers, employees, or, to the Knowledge of the Company, agents or other Persons acting on behalf of the Company or any of its Subsidiaries is a Sanctioned Person. There is no pending or, to the Knowledge of the Company, threatened Action against, or Governmental Order with respect to, the Company or any of its Subsidiaries in connection with an alleged violation of Sanctions or AML Laws nor, during the five (5) years immediately preceding the date of this Agreement, has the Company or any of its Subsidiaries made any voluntary, directed or involuntary disclosure to any Governmental Body with respect to any alleged act or omission under or relating to any non-compliance with Sanctions or AML Laws.

(e)          Since January 1, 2019, the Company and its Subsidiaries have complied in all materials respects with all applicable Privacy Laws. To the extent required by the applicable Privacy Laws, the Company and its Subsidiaries have published and are in compliance in all material respects with privacy notices and policies (the “Privacy Policies”) that accurately disclose their privacy practices. The Company and its Subsidiaries have implemented a written information security program including reasonable administrative, physical, and technical safeguards. Since January 1, 2019, there have been no instances of material unauthorized access to, or any unauthorized use, acquisition, disclosure, loss or theft of, Personal Information in the possession, custody, or control of the Company or its Subsidiaries that resulted in any monetary loss by, or significant business disruption to, the Company or its Subsidiaries or that would require notification under any applicable Privacy Law (each, a “Security Breach”). Since January 1, 2019, no claims have been asserted or, to the Company’s Knowledge, threatened against the Company or its Subsidiaries by any Person alleging a violation of Privacy Laws and/or Privacy Policies.

2.21         Brokerage. Other than Goldman Sachs & Co. LLC, no Person is entitled to any brokerage commissions, finders’ fees or similar compensation in connection with the Contemplated Transactions based on any arrangement or agreement made by or on behalf of the Company or any of its Subsidiaries.

2.22         Disclosure. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in (a) the Registration Statement will, at the time the Registration Statement is filed with the SEC and becomes effective under the Securities Act, (b) the proxy statement to be filed with the SEC and ASX and sent to the Company Stockholders in connection with the Company Stockholders’ Meeting (as amended or supplemented from time to time, the “Proxy Statement”) will, at the time the Proxy Statement is mailed to the Company Stockholders, or at the time of the Company Stockholders’ Meeting, or (c) the ASX announcement to be released by Parent or the Company to the ASX in respect of the Merger or any other documents filed with the SEC or any Governmental Body in connection with the Contemplated Transactions or this Agreement, will contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein, necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or necessary in order to correct any statement of a material fact in any earlier communication which has become false or misleading or contravene the Securities Act, the Exchange Act, any rule or regulation of the SEC, the Corporations Act, including Division 2 of Part 7.10, or any ASIC class orders, policies and requirements, including any ASIC relief or “no action” letter issued by ASIC. The Proxy Statement will comply as to form in all material respects with the provisions of applicable Law (including the applicable provisions and requirements of the Exchange Act, the Corporations Act, the ASX Listing Rules, ASIC and ASX). None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the ASX announcement to be released by Parent to the ASX in respect of the Merger, the Notice of Parent Extraordinary General Meeting, the Australian Prospectus (if any), or any other document filed with the ASX or any Governmental Body in connection with the Contemplated Transactions or this Agreement, will contain any misleading or deceptive statement or will contain any omission of material required by the Corporations Act (including any ASIC class orders, policies and requirements, including any ASIC relief or “no action” letter issued by ASIC) and/or the ASX Listing Rules. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by or to be supplied by Parent or Merger Sub that is included or incorporated by reference in the Registration Statement, the Proxy Statement, the ASX announcement to be released by Parent to the ASX in respect of the Merger, the Notice of Parent Extraordinary General Meeting, the Australian Prospectus or any other documents filed with the SEC, the ASX or any Governmental Body in connection with the Contemplated Transactions or this Agreement.

2.23         No Rights Agreement. The Company is not a party to a stockholder rights plan.

2.24         Opinion. The M&A Committee has received the written opinion of Goldman Sachs & Co. LLC, dated February 27, 2022, that, as of the date of such opinion and based upon and subject to the assumptions made, matters considered and limits on the review undertaken set forth therein, the Exchange Ratio pursuant to this Agreement is fair from a financial point of view to the holders of Company Shares and such opinion has not been withdrawn, revoked or modified.

2.25         Takeover Laws. Assuming the accuracy of the representations and warranties in Section 3.13, no Takeover Law, or any similar anti-takeover provisions in the Company Organizational Documents, is applicable to, or would reasonably be expected to restrict or prohibit the execution of this Agreement or any other Transaction Agreement to which the Company is or will be a party or the consummation of the Contemplated Transactions or any of the transactions contemplated by any of the Transaction Agreements to which the Company is or will be a party under the DGCL.

2.26         No Other Representations and Warranties of Parent and Merger Sub. THE COMPANY ACKNOWLEDGES AND AGREES THAT EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE 3 (AS MODIFIED BY THE PARENT DISCLOSURE LETTER) PARENT AND MERGER SUB MAKE NO EXPRESS OR IMPLIED REPRESENTATIONS OR WARRANTIES, AND PARENT AND MERGER SUB EXPRESSLY DISCLAIM ANY SUCH ADDITIONAL REPRESENTATIONS OR WARRANTIES. IN ADDITION, THE COMPANY ACKNOWLEDGES AND AGREES THAT IN CONNECTION WITH THE COMPANY’S INVESTIGATION OF PARENT, THE COMPANY HAS RECEIVED FROM OR ON BEHALF OF PARENT CERTAIN PROJECTIONS, AND PARENT HAS NOT MADE AND DOES NOT MAKE ANY REPRESENTATIONS OR WARRANTIES WHATSOEVER WITH RESPECT TO ESTIMATES, PROJECTIONS AND OTHER FORECASTS AND PLANS (INCLUDING THE REASONABLENESS OF THE ASSUMPTIONS UNDERLYING ANY ESTIMATES, PROJECTIONS OR FORECASTS).

Article 3

REPRESENTATIONS AND WARRANTIES OF PARENT and MERGER SUB

Except as otherwise disclosed in (a) any report, form, statement or other document filed with, or furnished to, (x) the SEC by Parent and publicly available prior to the date of this Agreement or (y) the ASX by Parent so long as, in the case of this clause (y), such report, form, statement or other document is publicly available at any time during the twelve (12) month period ending on the last date prior to the date of this Agreement (excluding any disclosures in “risk factors” or otherwise relating to “forward-looking statements” to the extent that they are cautionary, predictive or forward-looking in nature) or (b) the applicable section or subsection of the confidential disclosure letter delivered by Parent to the Company (which shall be deemed to be a disclosure with respect to such other applicable sections of this Agreement or sections of such disclosure letter if it is reasonably apparent on the face of such disclosure) prior to the execution and delivery of this Agreement (the “Parent Disclosure Letter”), Parent and Merger Sub hereby represent and warrant to the Company as follows:

3.01          Organization and Corporate Power. Parent is a body corporate validly existing and in good standing under the Laws of Australia, with full corporate power and authority to enter into this Agreement and the other Transaction Agreements to which it is or will be a party and perform its obligations hereunder and thereunder. Each of the Subsidiaries of Parent is a body corporate or other entity validly existing under the laws of the jurisdiction of its incorporation or organization. Each of Parent and its Subsidiaries has all requisite corporate or similar power and authority and all authorizations, licenses and Permits necessary to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to hold such authorizations, licenses and Permits would not reasonably be expected to have a Parent Material Adverse Effect. Each of Parent and its Subsidiaries is duly qualified or authorized to do business and is in good standing in every jurisdiction (to the extent such concept exists in such jurisdiction) in which its ownership of property or the conduct of business as now conducted requires it to qualify, except where the failure to be so qualified, authorized or in good standing would not reasonably be expected to have a Parent Material Adverse Effect. True, correct and complete copies of the certificate of incorporation and bylaws of Parent (the “Parent Organizational Documents”), each as in effect as of the date of this Agreement and the Closing Date, have been heretofore made available to the Company. Parent has not taken any actions that conflict with or violate the Parent Organizational Documents. The Parent Organizational Documents are in full force and effect, and Parent is not in violation of the Parent Organizational Documents or the organizational documents of any Subsidiary of Parent.

3.02          Authorization; Valid and Binding Agreement. Parent and Merger Sub have all requisite corporate power and authority to execute and deliver this Agreement and each other Transaction Agreement to which it is or will be a party, to perform their respective obligations hereunder and thereunder and to consummate the Contemplated Transactions, the Parent Share Issuance and the transactions contemplated thereby, subject to the receipt of the Parent Stockholder Approval (as defined below). Each of the Parent Board and the Merger Sub Board has unanimously approved this Agreement and the other Transaction Agreements to which Parent or Merger Sub, as applicable, is or will be a party. The Parent Board has duly and validly resolved to recommend that the Parent Stockholders approve the Transaction Resolutions (the “Parent Recommendation”) and has directed that Parent submit the approval of the Transaction Resolutions (including resolutions to approve the Parent Share Issuance, the issuance of the New Parent Equity Awards and all other matters required by the ASX Listing Rules to consummate the Contemplated Transactions), at the Parent Extraordinary General Meeting (the “Parent Stockholder Approval”). As of the date of this Agreement, such actions are valid and have not been amended or withdrawn. Except for the Parent Stockholder Approval, no other corporate action pursuant to the Laws of Australia, on the part of Parent, is necessary to authorize this Agreement, the other Transaction Agreements to which Parent or Merger Sub is or will be a party or to perform its obligations hereunder or thereunder or to consummate the Contemplated Transactions, the Parent Share Issuance or the transactions contemplated thereby. Each of Parent and Merger Sub has duly executed and delivered this Agreement and the other Transaction Agreements to which it is a party (and, upon the execution and delivery of any other Transaction Agreements to be executed and delivered by Parent or Merger Sub, such other Transaction Agreements will have been duly executed and delivered by Parent or Merger Sub, as applicable) and, assuming the due authorization, execution and delivery by the Company of this Agreement and the other Transaction Agreements to which the Company is or will be a party and the execution and delivery by each other party (other than Parent or Merger Sub) to any other Transaction Agreement, this Agreement and the other Transaction Agreements to which Parent or Merger Sub is a party constitutes (and the other Transaction Agreements to be executed and delivered by Parent or Merger Sub will, upon the execution and delivery thereof by Parent or Merger Sub, as applicable, constitute) a legal, valid and binding obligation of Parent, enforceable against it in accordance with its terms except as enforcement may be limited by the Bankruptcy and Equity Exceptions.

3.03         Capital Stock.

(a)          The authorized capital of Parent consists of, as of February 25, 2022 (the “Parent Measurement Date”): (i) 588,834,884 ordinary shares issued and outstanding, (ii) 33,980,208 warrants issued and outstanding, (iii) 3,000 convertible notes issued and outstanding, (iv) 5,880,000 performance options issued and outstanding, (v) 1,578,913 employee options over ordinary shares of Parent issued and outstanding, (vi) 8,782,700 performance rights issued and outstanding and (vii) 33,219,154 “performance securities” (as that term is used for the purposes of ASX Guidance Note 19). Since the Parent Measurement Date through the date of this Agreement, Parent has not issued any ordinary shares, performance rights, performance options, warrants, convertible notes or employee options. All of the issued and outstanding securities of Parent have been duly authorized and validly issued and are fully paid, nonassessable and were not issued in violation of any preemptive rights of any Person, any Contract that is material to the business of Parent and its Subsidiaries, taken as a whole, and which Parent or any of its Subsidiaries is a party to or bound by, or any Parent Organizational Document, and have been issued in compliance with applicable Laws (including all applicable securities Laws) and in compliance with ASX Listing Rules, and with no personal liability attaching to the ownership thereof. No bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which stockholders of Parent may vote are issued or outstanding.

(b)          Section 3.03(b) of the Parent Disclosure Letter sets forth a true, correct and complete list as of the Parent Measurement Date of the performance rights granted under a Parent Equity Plan (“Parent RSUs”), options to acquire Parent Ordinary Shares granted under a Parent Equity Plan (“Parent Options”), Parent RSUs and Parent Options (i) the number of Parent Ordinary Shares subject thereto, (ii) the holder thereof, (iii) the date of grant and (iv) the exercise price (if any). As of the Parent Measurement Date, Parent RSUs and Parent Options, there were no other equity or equity-based awards outstanding granted under a Parent Equity Plan and Parent has granted no other such awards between the Parent Measurement Date and the date of this Agreement. Each right to purchase Parent Ordinary Shares under a Parent Equity Plan was granted in all material respects in compliance with all requirements under applicable Law and in all material respects in accordance with the terms and conditions of such plan, as applicable.

(c)          Except as disclosed in this Section 3.03 or set forth in Section 3.03(c) of the Parent Disclosure Letter, Parent has no issued and outstanding (i) shares or other equity interests or voting securities, (ii) securities convertible, exercisable or exchangeable, directly or indirectly, into shares of Parent, (iii) options, warrants, purchase rights, subscription rights, preemptive rights, conversion rights, exchange rights, calls, puts, rights of first refusal or other Contracts (including deferred consideration or other “performance securities” (as that term is used for the purposes of ASX Guidance Note 19)), whether in the form of an earn-out or otherwise) that require Parent to issue, transfer, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem shares or other equity interests of Parent (including as may arise in connection with or as a result of the execution of this Agreement or the consummation of the Contemplated Transactions or the Parent Share Issuance), (iv) share appreciation, phantom shares, restricted shares, restricted stock units, profit participation or similar rights with respect to Parent or (v) bonds, debentures, notes or other indebtedness of Parent having the right to vote on any matters on which Parent Stockholders may vote.

3.04         No Breach. The execution, delivery and performance by Parent of this Agreement or any other Transaction Agreement to which Parent is or will be a party and the consummation of the Contemplated Transactions, the Parent Share Issuance and the transactions contemplated thereby, do not (a) conflict with or violate the Parent Organizational Documents, (b) assuming all consents, approvals, authorizations and other actions described in Section 3.05 have been obtained and all filings and obligations described in Section 3.05 have been made, conflict with or violate any Law or Governmental Order which Parent, its Subsidiaries or any of its properties or assets is subject, or any ASX Listing Rules, except, in the case of this clause (b), any conflict or violation that would not reasonably be expected to have a Parent Material Adverse Effect, or (c) conflict with or result in any breach of, constitute (with or without notice of or lapse of time or both) a default under, result in a violation of, give rise to a right of termination, modification, cancellation or acceleration under, any Contract that is material to the business of Parent and its Subsidiaries, taken as a whole, and which Parent or any of its Subsidiaries is a party to or bound by, or result in the creation of any Lien upon the properties or assets of Parent or any of its Subsidiaries (other than any Permitted Lien), except, in the case of this clause (c), any conflicts, beaches, defaults, violations, terminations, modifications, cancellations or accelerations that would not constitute a Parent Material Adverse Effect.

3.05         Consents. Except for (a) the applicable requirements of the HSR Act, (b) applicable requirements of the Exchange Act, (c) the filing of the Registration Statement under the Securities Act, and the rules and regulations of the SEC, (d) any applicable requirements, filings, waivers, relief or approvals required under any securities Laws, including any foreign or state securities Laws, (e) any applicable requirements, filings, waivers, relief or approvals required by ASX, ASIC or the Corporations Act, including the filing of the Australian Prospectus under the Corporations Act (and the expiration of the exposure period in respect thereof) and the rules and regulations of ASIC, (f) any applicable requirements of the ASX Listing Rules or ASX, (g) the filing of the Certificate of Merger and (h) any applicable requirements or filings with the relevant authorities of other countries or states in which Parent or any of its Subsidiaries is qualified to do business, in each case, neither Parent nor any of its Subsidiaries is required to submit any notice, report or other filing with any Governmental Body in connection with the execution, delivery or performance by it of this Agreement or the other Transaction Agreements to which Parent is or will be a party or the consummation of the Contemplated Transactions, the Parent Share Issuance or the transactions contemplated thereby. Other than as stated in the immediately preceding sentence, no consent, approval or authorization of any Governmental Body or any other Person is required to be obtained by Parent or any of its Subsidiaries in connection with Parent’s execution, delivery and performance of this Agreement or the consummation of the Contemplated Transactions or the Parent Share Issuance except for those consents, approvals, and authorizations required under any of the Parent Real Property leases or the failure of which to obtain would not have a Parent Material Adverse Effect.

3.06         Sufficient Shares. Parent will have available at the Closing, subject to the Parent Stockholder Approval, authorized Parent Ordinary Shares and Parent ADRs, as applicable, sufficient for the delivery in full of the Parent Ordinary Share Election Consideration and Parent ADR Election Consideration (including the Parent Ordinary Shares underlying the Parent ADRs).

3.07         Financing. Concurrently with the execution and delivery of this Agreement, Parent is providing to the Company a true, correct and complete executed copy of the underwriting agreement by and between Parent and the Underwriters (the “Underwriting Agreement”), pursuant to which the Underwriters have, severally (and not jointly), committed to purchase, subject only to the terms and conditions contained therein, approximately seventy eight million three hundred thousand (78,300,000) Parent Ordinary Shares.

3.08         ASX Reports; Disclosure Controls and Procedures.

(a)          Parent has timely filed all reports and other documents with the ASX required to be filed by Parent under the Corporations Act and the ASX Listing Rules since January 1, 2019 (such reports or documents, the “Parent ASX Documents”). No Subsidiary of Parent is required to file any form, report or other document with the ASX or the Corporations Act. As of their respective filing dates (or, if amended, supplemented or superseded by a filing prior to the date of this Agreement, then on the date of such amendment, supplement or superseding filing): (i) each of the Parent ASX Documents complied in all material respects with the applicable requirements of the of the ASX Listing Rules and the Corporations Act, as in effect on the date so filed, and (ii) at the time of filing, none of the Parent ASX Documents were misleading or deceptive (whether by omission or otherwise).

(b)          Parent is admitted to the official list of the ASX, and since the date that is twelve (12) months prior to the date of this Agreement, quotation by ASX of the Parent Ordinary Shares has not been suspended or terminated by the ASX. Parent is eligible under the ASX Listing Rules and other requirements of ASX to remain listed on ASX, and the Parent Ordinary Shares will be eligible under the ASX Listing Rules and other requirements of ASX for quotation by ASX.

(c)          The financial statements (including all related notes and schedules) contained in the Parent ASX Documents (i) complied as to form in all material respects with the published rules and regulations of the ASX applicable thereto, (ii) were prepared in accordance with IFRS, applied on a consistent basis throughout the periods covered (except as indicated in the notes to such financial statements), (iii) fairly presented in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of Parent and its consolidated Subsidiaries for the periods covered thereby (subject, in the case of unaudited statements, to the absence of footnote disclosure and to normal and recurring year-end audit adjustments not material in amount), (iv) have been audited, in the case of the audited financial statements included therein, by an independent auditor and (v) when delivered by Parent for inclusion in the Registration Statement for filing with the SEC following the date of this Agreement, will (A) have been audited, in the case of the audited financial statements included therein, by an independent auditor satisfying the requirements of the SEC and the Public Company Accounting Oversight Board, and (B) comply in all material respects with the applicable provisions of the Exchange Act and the Securities Act and the applicable accounting requirements and other rules and regulations of the SEC applicable to a registrant, in each case, as in effect as of the dates thereof. Since December 31, 2020, neither Parent nor any of its Subsidiaries has been a party to any joint venture, off balance sheet partnership or any similar Contract or arrangement, where the result, purpose or intended effect of such Contract or other arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of its Subsidiaries in Parent’s published financial statements or other Parent ASX Documents.

(d)          Parent has designed and maintains a system of internal control over financial reporting sufficient to provide reasonable assurance regarding the reliability of financial reporting. Parent (i) has designed and maintains disclosure controls and procedures to provide reasonable assurance that all information required to be disclosed by Parent in the reports that it files or submits under the Corporations Act or the ASX Listing Rules is recorded, processed, summarized and reported within the time periods specified in the Corporations Act or the ASX Listing Rules (as applicable) and forms and is communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and (ii) has disclosed, based on its most recent evaluation of its disclosure controls and procedures and internal control over financial reporting prior to the date of this Agreement, to Parent’s auditors and the audit committee of the Parent Board (A) any significant deficiencies and material weaknesses in the design or operation of its internal control over financial reporting that are reasonably likely to adversely affect in any material respect Parent’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. Since January 1, 2019, any material change in internal control over financial reporting required to be disclosed in any Parent ASX Document has been so disclosed.

(e)          Since January 1, 2019, neither Parent nor any of its Subsidiaries nor, to the Knowledge of Parent, any director, officer, employee, auditor, accountant or Representative of Parent or any of its Subsidiaries, has received a material complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices.

3.09         No Undisclosed Liabilities. Except (a) as and to the extent disclosed or reserved against on the unaudited consolidated balance sheet of Parent as of September 30, 2021, that is included in the Parent ASX Documents, (b) as incurred after the date thereof in the ordinary course of business consistent with past practices, (c) for third-party expenses incurred in connection with this Agreement or the Contemplated Transactions or negotiations with other entities regarding similar potential transactions or (d) as set forth in Section 3.09(d) of the Parent Disclosure Letter, Parent, together with its Subsidiaries, does not have any material liabilities or obligations of any nature, whether known or unknown, absolute, accrued, contingent or otherwise and whether due or to become due, in each case required by IFRS to be reflected or reserved against in the consolidated balance sheet of Parent and its Subsidiaries (or disclosed in the notices of such balance sheet).

3.10       Absence of Certain Developments. Since December 31, 2020, there has not occurred any Effect that, individually or in the aggregate with any other Effect, has had or would reasonably be expected to have a Parent Material Adverse Effect. Except in connection with the Contemplated Transactions, the Parent Share Issuance, the issuance of the New Parent Equity Awards or the Financing, since the Parent Balance Sheet Date, Parent has carried on and operated its business in all material respects in the ordinary course of business consistent with past practices, and neither Parent nor its Subsidiaries has taken, committed or agreed to take any actions that would have been prohibited by Section 4.01(b) other than Section 4.01(b)(ii) and (iii) if such covenants had been in effect as of the Parent Balance Sheet Date.

3.11       Compliance with Laws.

(a)          Parent and its Subsidiaries are, and have been since January 1, 2019, in compliance, in all material respects, with all Laws applicable to them, any of their properties or other assets or any of their business or operations. Parent is admitted to the official list of the ASX, and since the date that is twelve (12) months prior to the date of this Agreement, quotation by the ASX of its securities has not been suspended or terminated. Parent is eligible under the ASX Listing Rules and other requirements of ASX to remain listed on ASX.

(b)          Since January 1, 2019, neither Parent nor any of its Subsidiaries has (i) received any communication from any Governmental Body that (A) alleges any violation or noncompliance with any applicable Law (or reflects that Parent or any of its Subsidiaries is under investigation or the subject of an inquiry by any such Governmental Body, including state health or regulatory authorities), or (B) imposes any material fine, assessment or cease and desist order, or the suspension, revocation or limitation or restriction of any material Parent Permit and (ii) entered into any material agreement or settlement with any Governmental Body with respect to its alleged noncompliance with, or violation of, any applicable Law.

(c)          Since January 1, 2019, Parent and each of its Subsidiaries have timely filed all material regulatory reports, schedules, statements, documents, filings, submissions, forms, registrations and other documents, together with any amendments required to be made with respect thereto, that each was required to file with any Governmental Body, including state regulatory authorities and any applicable federal regulatory authorities, and have timely paid all fees and assessments due and payable in connection therewith. All such documents were true and correct in all material respects as of the date of submission, and any updates, changes, corrections or modifications to such documents required under applicable Laws have been submitted to the Governmental Body.

(d)          Parent and, to Parent’s Knowledge, each of its officers and directors are in material compliance with, and have complied in all material respects with the Corporations Act and the ASX Listing Rules.

(e)          Since January 1, 2017, Parent and its Subsidiaries have conducted thorough and proper analyses to ensure that they are in compliance in all material respects with all applicable Laws and regulations, including, but not limited to, (i) the Unfair, Deceptive, or Abusive Acts Practices (12 U.S. Code § 5531 et seq.), (ii) Unfair or Deceptive Acts or Practices (15 U.S. Code § 45 et seq.), (iii) the Fair Credit Report Act (15 U.S.C. § 1681 et seq.) and (iv) the Gramm-Leach-Bliley Act (15 U.S.C. § 6801 et seq.), and such analyses have been reviewed and confirmed as legal and appropriate by outside counsel.

(f)           This Section 3.11 does not apply to Intellectual Property, which is addressed in Section 3.14.

3.12       Brokerage. Other than Merrill Lynch Equities (Australia) Limited, Evercore Group L.L.C. and Jarden Australia Pty Limited, no Person is entitled to any brokerage commissions, finders’ fees or similar compensation in connection with the Contemplated Transactions based on any arrangement or agreement made by or on behalf of Parent or any of its Subsidiaries.

3.13       Ownership of the Company Shares. Other than any deemed ownership in connection with the Parent Support Agreements, neither Parent nor any of its Subsidiaries or associates is, or at any time during the last three (3) years has Parent or any of its Subsidiaries or associates been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. Parent and its Subsidiaries and associates do not beneficially own any Company Shares or other securities of the Company or any options, warrants or other rights to acquire any economic interest in, the Company.

3.14       Intellectual Property.

(a)          Section 3.14(a)(i) of the Parent Disclosure Letter sets forth, as of the date of this Agreement, a true, correct and complete list of all material (i) Patents, (ii) Trademarks and (iii) Copyrights, in each instance, that are owned by Parent or any of its Subsidiaries and that have been registered with a Governmental Body, or with respect to which Parent or any of its Subsidiaries has filed an application for registration, except for any such Patents, Trademarks or Copyrights that have been abandoned by Parent or any of its Subsidiaries as of the date of this Agreement in the normal course of business (collectively, “Parent Registered Intellectual Property”). Section 3.14(a)(ii) of the Parent Disclosure Letter sets forth, as of the date of this Agreement, a true, correct and complete list of all material internet domain names with respect to which Parent or any of its Subsidiaries owns or controls.

(b)          Parent or its applicable Subsidiary is the owner of all rights, title and interests in the Parent Owned Intellectual Property, free and clear of all Liens. Parent or its Subsidiaries own or possess sufficient rights to use all other material Intellectual Property used as of the date of this Agreement in connection with the conduct of Parent’s and any of its Subsidiaries’ businesses; provided, however, that the foregoing will not be interpreted as a representation of non-infringement or non-misappropriation of third-party Intellectual Property, which is dealt with exclusively in Section 3.14(c) below.

(c)          To the Knowledge of Parent, since January 1, 2019, neither the conduct of Parent’s business nor the conduct of any of its Subsidiaries’ businesses has misappropriated, infringed, or otherwise violated the Intellectual Property of any Person in any material respect. Since January 1, 2019, neither Parent nor any of its Subsidiaries has received any written notice from any Person claiming any misappropriation, infringement, or other violation of the Intellectual Property of any Person in any material respect.

(d)          Since January 1, 2019, to the Knowledge of Parent, no Person has misappropriated, infringed, or otherwise violated any Parent Owned Intellectual Property in any material respect. No written claims are currently pending or, to the Knowledge of Parent, threatened, against Parent or any of its Subsidiaries challenging the validity or enforceability of any Parent Owned Intellectual Property in any material respect, excluding ex parte proceedings before a Governmental Body with respect to the prosecution and maintenance of Parent Registered Intellectual Property.

(e)          Since January 1, 2019, to the Knowledge of Parent, each current and former employee and contractor of Parent or any of its Subsidiaries who was or is involved in the development of any Parent Owned Intellectual Property that is material to Parent’s or any of its Subsidiaries’ businesses has executed a Contract assigning to Parent or any of its Subsidiaries, as applicable, all of such employee or contractor’s rights in such Intellectual Property, or Parent or a Subsidiary is otherwise the owner of such Intellectual Property pursuant to the “work made for hire” doctrine under U.S. copyright law or pursuant to other applicable Law.

(f)           Since January 1, 2019, to the Knowledge of Parent, (i) any third party and any current or former employee of Parent or any of its Subsidiaries with access to any material Trade Secrets of Parent or any of its Subsidiaries is bound by non-disclosure or other confidentiality obligations requiring them to maintain the confidentiality of such Trade Secrets and (ii) no such third party or employee has violated any such obligations in any material respects. Since January 1, 2019, Parent and its Subsidiaries have taken reasonable steps to prevent the unauthorized disclosure or use of its and their material Trade Secrets.

(g)          With respect to all material Software that is owned by Parent or its Subsidiaries and licensed or otherwise provided to customers of Parent’s or its Subsidiaries’ businesses as of the date of this Agreement (“Parent Owned Software”), (i) Parent or one of its Subsidiaries has in its possession the source code and related documentation to use and maintain such Parent Owned Software, (ii) to the Knowledge of Parent, there has been no material reverse engineering, decompiling, or other unauthorized access to the source code for such Parent Owned Software, (iii) neither Parent nor any of its Subsidiaries have granted any Person the right to obtain access to any source code for such Parent Owned Software (except to Parent’s or any of its Subsidiaries’ contractors or other service providers in the ordinary course of business), and (iv) neither Parent nor any of its Subsidiaries has used any Open Source Software in a manner that requires them to disclose the source code for such Parent Owned Software or make such Parent Owned Software available on a royalty-free basis.

(h)          Since January 1, 2019, there has been no malfunction or interruption in the operation of the Parent Owned Software or other information technology systems used by Parent or any of its Subsidiaries to provide services to customers of Parent’s or its Subsidiaries’ businesses as of the date of this Agreement that resulted in significant business disruption to Parent or its Subsidiaries, the root cause of which has not been remediated in all material respects as of the date hereof.

3.15       Litigation. There are no material Actions pending or, to Parent’s Knowledge, threatened against Parent or any of its Subsidiaries or any present or former officer, director or employee of Parent or any of its Subsidiaries in such individuals capacity as such, at law or in equity, or before or by any Governmental Body, that are or would reasonably be expected to (a) be material to Parent and its Subsidiaries, taken as a whole, or (b) prevent or materially impair the ability of Parent or Merger Sub to consummate the Contemplated Transactions or the Parent Share Issuance, and neither Parent nor any of its Subsidiaries is subject to or in violation of any Governmental Order. This Section 3.15 does not apply to Intellectual Property, which is addressed in Section 3.14.

3.16       Regulatory Matters.

(a)          Section 3.16(a) of the Parent Disclosure Letter sets forth a list of all Parent Permits (as defined herein), including the U.S. federal, state and local or other foreign jurisdiction of such Parent Permit, the title of such Parent Permit the identity of the holder of such Parent Permit, the identity of the applicable Governmental Body responsible for issuing such Parent Permit and whether any “change of control” or other similar provision would be triggered upon entry into this Agreement or upon consummation of the Contemplated Transactions.

(b)          Parent and its Subsidiaries hold, and at all relevant times since January 1, 2019, have held all material Permits and have submitted notices to, all Governmental Bodies, including all authorizations necessary for the lawful operation of the businesses of Parent and its Subsidiaries as currently conducted (the “Parent Permits”), and as of the date of this Agreement, all such Parent Permits are valid and in full force and effect. There has not occurred any material violation of, default (with or without notice or lapse of time or both) under, or event giving to others any right of termination, material amendment or cancellation of, with or without notice or lapse of time or both, any Parent Permit. Parent and each of its Subsidiaries are in compliance in all material respects with the terms of all Parent Permits, and no event has occurred that, to the Knowledge of Parent, would reasonably be expected to result in the revocation, cancellation, non-renewal or adverse material modification of any Parent Permit. Since January 1, 2019, neither Parent nor any of its Subsidiaries has received notice of any pending or threatened Action from any Governmental Body alleging that any operation or activity of Parent or any of its Subsidiaries is in violation of any Parent Permit or Law that applies to a Parent Permit. The consummation of the Merger and the other Contemplated Transactions, in and of itself, will not cause the revocation, suspension or cancellation of any Parent Permit pursuant to the terms of any such Parent Permit.

(c)          Neither Parent nor any of its Subsidiaries is a party to any corporate integrity agreement, monitoring agreement, consent decree, deferred prosecution agreement, settlement order or similar agreement with or imposed by any Governmental Body.

(d)          None of Parent, any of its Subsidiaries or any of their respective directors, officers or employees, or, to the Knowledge of Parent, any of its agents or distributors or any other Person acting on behalf of or for the benefit of Parent or any of its Subsidiaries has at any time since January 1, 2017 (i) violated or is in violation of any provision of the FCPA, (ii) violated or is in violation of any applicable Law enacted in any jurisdiction in connection with or arising under the OECD Convention, (iii) violated any applicable anti-bribery or anti-corruption Law in any jurisdiction, (iv) made, offered to make, promised to make, or authorized the payment or giving of, directly or indirectly, any Prohibited Payment, (v) to the Knowledge of Parent, been subject to any investigation by any Governmental Body with regard to any suspected or actual Prohibited Payment or (vi) violated or is in violation of any other Laws regarding use of funds for political activity or commercial bribery. Since January 1, 2017, Parent has implemented and maintains in effect policies and procedures designed to ensure compliance by Parent and its Subsidiaries, and their respective directors, officers, employees, agents, distributors or any other Person acting on behalf of or for the benefit of Parent or any of its Subsidiaries with applicable Law addressing matters comparable to those addressed by the FCPA or the OECD Convention. In addition, none of Parent, any of its Subsidiaries or any of their respective directors, officers or employees, nor, to the Knowledge of Parent, any of its agents or distributors or any other Person acting on behalf of Parent or any of its Subsidiaries has at any time since January 1, 2017 (A) violated or been in violation of any applicable Sanctions or AML Laws; or (B) dealt, directly or indirectly, with any Sanctioned Person. Parent and all of its Subsidiaries have in place adequate controls and systems to ensure compliance with applicable Sanctions and AML Laws in each of the jurisdictions in which Parent and its Subsidiaries currently do or in the past have done business. None of Parent, any of its Subsidiaries or any of their respective directors, officers, employees, or, to the Knowledge of Parent, agents or other Persons acting on behalf of Parent or any of its Subsidiaries is a Sanctioned Person. There is no pending or, to the Knowledge of Parent, threatened Action against, or Governmental Order with respect to, Parent or any of its Subsidiaries in connection with an alleged violation of Sanctions or AML Laws nor, during the five (5) years immediately preceding the date of this Agreement, has Parent or any of its Subsidiaries made any voluntary, directed or involuntary disclosure to any Governmental Body with respect to any alleged act or omission under or relating to any non-compliance with Sanctions or AML Laws.

(e)          Since January 1, 2019, Parent and its Subsidiaries have complied in all materials respects with all applicable Privacy Laws. To the extent required by the applicable Privacy Laws, Parent and its Subsidiaries have published and are in compliance in all material respects with Privacy Policies that accurately disclose their privacy practices. Parent and its Subsidiaries have implemented a written information security program including reasonable administrative, physical, and technical safeguards. Since January 1, 2019, there have been no instances of any Security Breach. Since January 1, 2019, no claims have been asserted or, to the Parent’s Knowledge, threatened against the Parent or its Subsidiaries by any Person alleging a violation of Privacy Laws and/or Privacy Policies.

3.17         Tax Matters.

(a)          (i) Parent and its Subsidiaries have duly and timely filed (taking into account any applicable extensions) all income Tax Returns and all other material Tax Returns required to be filed by them, (ii) such Tax Returns are true, complete and correct in all material respects, (iii) Parent and its Subsidiaries have duly and timely paid all Taxes that are due and payable (whether or not shown as due and payable on any Tax Return) and (iv) as of December 31, 2021, any material liability of Parent or any of its Subsidiaries for accrued Taxes not yet due and payable, or which are being contested in good faith through appropriate proceedings, has been provided for in the financial statements of Parent in accordance with IFRS.

(b)          Except as would not have a Parent Material Adverse Effect:

(i)           There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of Parent or any of its Subsidiaries. Parent and its Subsidiaries have withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party. Neither Parent nor any of its Subsidiaries has been a party to any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2) (or any similar provision of applicable Law) or any “tax shelter” within the meaning of Section 6662 of the Code (or any similar provision of applicable Law).

(ii)          No U.S., federal, state, local or foreign Tax Actions are pending or being conducted or have been threatened in writing with respect to Parent or any of its Subsidiaries or any of their respective assets. No deficiency with respect to a material amount of Taxes has been proposed, asserted or assessed against the Company or any of its Subsidiaries.

(iii)         (A) There is no outstanding request for any extension of time for Parent or any of its Subsidiaries to pay any Tax or file any Tax Return, other than any such request made in the ordinary course of business, and (B) there has been no waiver or extension of any applicable statute of limitations for the assessment or collection of any Tax of Parent or any of its Subsidiaries that is currently in force, other than in connection with extensions of time to file Tax Returns obtained in the ordinary course of business.

(c)          Neither Parent nor any of its Subsidiaries has taken any action, other than as contemplated by this Agreement (including the exhibits and schedules hereto, the Company Disclosure Letter and the Parent Disclosure Letter), that would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368 of the Code, and neither Parent nor any of its Subsidiaries are aware of any fact or circumstance that would prevent or impede the Merger from so qualifying.

(d)          After reasonable inquiry, although no assurance can be made in this regard, Parent does not believe it was a “passive foreign investment company” as defined in Section 1297 of the Code (“PFIC”) with respect to its taxable year ended on June 30, 2021

(e)          Neither Parent nor any of its Subsidiaries has taken any action or knows of any facts or circumstances that, to the Knowledge of Parent (after due inquiry and consultation with its counsel) is reasonably likely to cause Parent to be unable to obtain the opinion described in Section 6.02(e).

3.18         Disclosure. None of the information supplied or to be supplied by or on behalf of Parent for inclusion or incorporation by reference in (a) the Registration Statement will, at the time the Registration Statement is filed with the SEC and becomes effective under the Securities Act, (b) the Notice of Parent Extraordinary General Meeting to be filed with the ASX and sent to the Parent Stockholders in connection with the Parent Extraordinary General Meeting (as amended or supplemented from time to time), or (c) the ASX announcement to be released by Parent or the Company to the ASX in respect of the Merger or any other documents filed with the SEC or any Governmental Body in connection with the Contemplated Transactions or this Agreement, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein, necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or necessary in order to correct any statement of a material fact in any earlier communication which has become false or misleading or contravene the Securities Act, the Exchange Act, any rule or regulation of the SEC, the Corporations Act, including Division 2 of Part 7.10, or any ASIC class orders, policies and requirements, including any ASIC relief or “no action” letter issued by ASIC. To the extent required in accordance with the Corporations Act, the Australian Prospectus will comply as to form in all material respects with the applicable provisions of the Corporations Act and the rules and regulations promulgated by the ASIC thereunder. To the extent required in accordance with the Corporations Act, the Australian Prospectus will not be misleading or deceptive (whether by omission or otherwise) and will contain all material required by the Corporations Act.  Notwithstanding the foregoing, Parent makes no representation or warranty with respect to any information supplied by or to be supplied by the Company that is included or incorporated by reference in the Registration Statement, Australian Prospectus, Notice of Parent Extraordinary General Meeting or any other document filed with the ASX or any Governmental Body in connection with the Contemplated Transactions or this Agreement.

3.19         Merger Sub. Merger Sub was organized solely for the purpose of entering into this Agreement and consummating the Contemplated Transactions and has not engaged in any activities or business and has incurred no liabilities or obligations whatsoever, in each case other than those incident to its organization and the execution of this Agreement and the consummation of the Contemplated Transactions.

3.20         No Other Representations and Warranties of the Company. PARENT AND MERGER SUB ACKNOWLEDGE AND AGREE THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE 2 (AS MODIFIED BY THE COMPANY DISCLOSURE LETTER), THE COMPANY MAKES NO EXPRESS OR IMPLIED REPRESENTATIONS OR WARRANTIES, AND THE COMPANY EXPRESSLY DISCLAIMS ANY SUCH ADDITIONAL REPRESENTATIONS OR WARRANTIES. IN ADDITION, PARENT AND MERGER SUB ACKNOWLEDGE AND AGREE THAT IN CONNECTION WITH PARENT’S INVESTIGATION OF THE COMPANY, PARENT HAS RECEIVED FROM OR ON BEHALF OF THE COMPANY CERTAIN PROJECTIONS, AND THE COMPANY HAS NOT MADE AND DOES NOT MAKE ANY REPRESENTATIONS OR WARRANTIES WHATSOEVER WITH RESPECT TO ESTIMATES, PROJECTIONS AND OTHER FORECASTS AND PLANS (INCLUDING THE REASONABLENESS OF THE ASSUMPTIONS UNDERLYING ANY ESTIMATES, PROJECTIONS OR FORECASTS).

Article 4

COVENANTS RELATING TO CONDUCT OF BUSINESS

4.01	Covenants of the Company.

(a)          Except (i) as set forth in Section 4.01(a) of the Company Disclosure Letter, (ii) as required by applicable Law, (iii) as expressly permitted by this Agreement, (iv) actions taken reasonably and in good faith in response to COVID-19 or in connection with COVID-19 Measures, in each case, in consultation with Parent or (v) with the prior written consent of Parent (which consent will not be unreasonably delayed, withheld or conditioned), from the date of this Agreement until the earlier of the Effective Time or the date this Agreement is validly terminated in accordance with Article 7 (the “Pre-Closing Period”), the Company shall, and shall cause its Subsidiaries to, (A) carry on its business in the ordinary course of business consistent with past practice and (B) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships.

(b)          Without limiting the generality of Section 4.01(a), during the Pre-Closing Period and except as set forth in Section 4.01(b) of the Company Disclosure Letter or as required by applicable Law, the Company shall not and shall not permit any of its Subsidiaries, without the prior written consent of Parent (which consent will not be unreasonably delayed, withheld or conditioned), to:

(i)           (A) authorize, declare, set aside, make or pay any dividends on or make any distribution (whether in cash, assets, shares or other securities of the Company or any Company Subsidiary) with respect to or (B) directly or indirectly redeem, purchase or otherwise acquire, in the case of each of clauses (A) and (B), any of its outstanding shares of capital stock or other equity interests or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock, or enter into any agreement or arrangement with respect to voting or registration of its capital stock or other equity interests or securities;

(ii)          issue, sell, pledge, dispose of or otherwise encumber, or otherwise permit to become outstanding, or authorize the issuance, sale, pledge, disposition or other encumbrance of, any (A) shares of beneficial interests, capital stock or other ownership interest in the Company or any of its Subsidiaries, (B) securities convertible into or exchangeable or exercisable for any such shares or ownership interest, (C) phantom equity or similar contractual rights or (D) rights, warrants or options to acquire or with respect to any such shares of beneficial interest, capital stock, ownership interest or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable option under any existing share option plan except, in each case: (1) for issuances of Company Shares in respect of (x) any exercise of Company Options outstanding on the date of this Agreement, in accordance with their terms on the date of this Agreement, and (y) any vesting or delivery of shares under Company RSUs or Company Restricted Shares outstanding on the date of this Agreement, in accordance with their terms as of the date of this Agreement, (2) for transactions solely between or among the Company and its wholly-owned Subsidiaries and (3) in the event that the Receivables Purchase Agreement is not entered into on or prior to the date that is thirty (30) days after the date of this Agreement, for issuances of Company Shares or securities convertible into or exchangeable or exercisable for Company Shares in an aggregate amount and on terms and conditions described in Section 4.01(b)(ii) of the Company Disclosure Letter.

(iii)         except as required by the terms of a Company Plan as in effect as of the date of this Agreement or as required pursuant to this Agreement, (A) increase the wages, salary or other compensation or benefits with respect to any of the Company’s or any of its Subsidiaries’ officers, directors or employees, except for increases in base salaries and wages for employees with an annual base salary not in excess of two hundred thousand dollars ($200,000) in the ordinary course of business consistent with past practice (provided that such increases do not exceed one million five hundred thousand dollars ($1,500,000) in the aggregate), (B) establish, adopt, enter into, amend or terminate any Company Plan, (C) pay or award, or commit to pay or award, any bonuses or incentive compensation, (D) grant or accelerate the vesting of any equity or equity-based awards or other compensation, or (E) fund any rabbi trust or similar arrangement;

(iv)         adopt, enter into or amend any collective bargaining agreement or Contract with any labor union, trade organization or other employee representative body applicable to Company or its Subsidiaries;

(v)          hire or engage any Person to be an officer or employee of, or a service provider to, the Company or any of its Subsidiaries, other than the hiring or engagement of employees or service providers with annual base pay or fees not in excess of two hundred thousand dollars ($200,000) in the ordinary course of business consistent with past practice;

(vi)         terminate the employment of any current member of the senior leadership team of the Company or any of its Subsidiaries other than for cause (as determined in accordance with past practice);

(vii)        waive, release, amend or fail to enforce the restrictive covenant obligations of any current or former employee, independent contractor, officer or director of the Company or its Subsidiaries;

(viii)       other than as required by this Agreement in furtherance of the Contemplated Transactions, amend, or propose to amend, or permit the adoption of any amendment of any Company Organizational Document (including by merger, consolidation or otherwise) or the comparable charter or organization documents of any of its Subsidiaries or adopt a stockholders’ rights plan, or enter into any agreement with respect to the voting of its capital stock;

(ix)          effect a recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock;

(x)           adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring or recapitalization of the Company or any of its “significant subsidiaries,” as defined in Rule 1-02(w) of Regulation S-X;

(xi)          make or commit to make any capital expenditures that are in excess of five hundred thousand dollars ($500,000) individually or two million dollars ($2,000,000) in the aggregate above amounts indicated in the capital expenditure budget of the Company set forth in Section 4.01(b)(xi) of the Company Disclosure Letter;

(xii)         acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in, or a portion of the material assets of, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any material assets of any other Person, except for the purchase of materials, goods or services from suppliers or vendors in the ordinary course of business consistent with past practices;

(xiii)        (A) incur any Indebtedness, renew or extend any existing credit or loan arrangements, enter into any “keep well” or other agreement to maintain any financial condition of another Person or enter into any agreement or arrangement having the economic effect of any of the foregoing, except for short-term Indebtedness, including warehouse lines, incurred in the ordinary course of business consistent with past practices; (B) make any loans or advances to any other Person; (C) make any capital contributions to, or investments in, any other Person or (D) repurchase, prepay or refinance any Indebtedness in an amount greater than five million dollars ($5,000,000) in the aggregate, except, in the event that the Receivables Purchase Agreement is not entered into on or prior to the date that is thirty (30) days after the date of this Agreement, the Company may incur Indebtedness in an aggregate amount not to exceed AUS $50,000,000;

(xiv)       sell, transfer, exclusively license, assign, lease, subject to any Lien (other than Permitted Liens) or otherwise abandon, withdraw or dispose of (A) any tangible assets with a fair market value in excess of two hundred and fifty thousand dollars ($250,000) in the aggregate or (B) any Company Owned Intellectual Property, except, in the case of clauses (A) or (B), in the ordinary course of business consistent with past practices;

(xv)        commence, pay, discharge, settle, compromise or satisfy, or grant any waiver or release with respect to, or consent to the entry of any Governmental Order with respect to, any Action, except for settlements (A) for amounts that do not exceed five hundred thousand dollars ($500,000) individually or two million five hundred thousand dollars ($2,500,000) in the aggregate and (B) that would not (x) impose any material restriction on the business of Parent or any of its Subsidiaries (including the Surviving Corporation and its Subsidiaries) after the Closing or (y) involve any admission of liability, guilt or fault by the Company or any of its Subsidiaries;

(xvi)       change its fiscal year, revalue any of its material assets or change any of its financial, actuarial, reserving, accounts receivable collection or Tax accounting methods or practices in any respect, except as required by GAAP or Law;

(xvii)      (A) make, change or revoke any material Tax election with respect to the Company or any of its Subsidiaries, (B) file any material amended Tax Return or claim for refund of material Taxes with respect to the Company or any of its Subsidiaries, (C) enter into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. law), Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement, (D) extend or waive the application of any statute of limitations regarding the assessment or collection of any material Tax with respect to Company or any of its Subsidiaries, (E) settle or compromise any material Tax liability or refund of material Taxes with respect to the Company or any of its Subsidiaries or (F) adopt, revoke or change any material Tax accounting method;

(xviii)     waive, release or assign any rights or claims under, or renew, affirmatively determine not to renew, amend, modify, exercise any options or rights of first offer or refusal under or terminate, any Company Material Contract or enter into any Contract that would constitute a Company Material Contract if it were in effect on the date of this Agreement, other than in the ordinary course of business consistent with past practices;

(xix)        allow the Company to cease to be admitted to the official list of ASX or suspended from trading by ASX for a consecutive period of more than five (5) trading days;

(xx)         take or cause to be taken any action that would reasonably be expected to prevent the consummation of the Merger;

(xxi)        fail to maintain in full force and effect insurance coverage covering the Company or any of its Subsidiaries, or their respective properties, businesses, assets and operations in a form and amount consistent with past practice;

(xxii)       abandon, withdraw, terminate, suspend, abrogate, amend or modify in any material respect any Company Permits in a manner that would materially impair the operation of the business of the Company and its Subsidiaries; or

(xxiii)      authorize, agree or commit to take any of the actions described in clauses (i) through (xxii) of this Section 4.01(b).

4.02	Covenants of Parent.

(a)          Except (i) as set forth in Section 4.02(a) of the Parent Disclosure Letter, (ii) as required by applicable Law, (iii) as expressly permitted by this Agreement, (iv) actions taken reasonably and in good faith in response to COVID-19 or in connection with COVID-19 Measures, in each case, in consultation with the Company or (v) with the prior written consent of the Company (which consent will not be unreasonably delayed, withheld or conditioned), during the Pre-Closing Period, Parent shall, and shall cause its Subsidiaries to, (A) carry on its business in the ordinary course of business consistent with past practice and (B) use reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships.

(b)          Without limiting the generality of Section 4.02(a), during the Pre-Closing Period and except as set forth on Section 4.02(b) of the Parent Disclosure Letter, or as required by applicable Law, Parent shall not and shall not permit any of its Subsidiaries, without the prior written consent of the Company (which consent will not be unreasonably delayed, withheld or conditioned), to:

(i)           amend the Parent Organizational Document in a manner that would be material and disproportionately adverse to the holders of Company Shares relative to the treatment of existing holders of Parent Ordinary Shares;

(ii)          (A) authorize, declare, set aside, make or pay any dividends on or make any distribution (whether in cash, assets, shares or other securities of Parent or any Subsidiary of Parent) with respect to or (B) directly or indirectly redeem, purchase or otherwise acquire, in the case of each of clauses (A) and (B), any of its outstanding shares of capital stock or other equity interests or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock, or enter into any agreement and arrangement with respect to voting or registration of its capital stock or other equity interests or securities;

(iii)         except for the Parent Ordinary Shares, Parent ADRs and New Parent Equity Awards to be issued pursuant to this Agreement or any Parent Ordinary Shares issuable in the Financing or any Permitted Financing (as defined below), issue, sell, pledge, dispose of or otherwise encumber, or otherwise permit to become outstanding, or authorize the issuance, sale, pledge, disposition or other encumbrance of any (A) shares of beneficial interests, capital stock or other ownership interest in Parent or any of its Subsidiaries, (B) securities convertible into or exchangeable or exercisable for any such shares or ownership interest, or (C) rights, warrants or options to acquire or with respect to any such shares of beneficial interest, capital stock, ownership interest or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable option under any existing share option plan except, in each case, for issuances of Parent Ordinary Shares in respect of (I) any exercise or conversion of any existing securities outstanding on the date of this Agreement, in accordance with their terms on the date of this Agreement (and any dividend equivalent thereon) (including, the exercise of any Parent Options and/or the exercise of any deferred consideration or other “performance securities” (as that term is used for the purposes of ASX Guidance Note 19)), (II) any vesting, exercise, conversion or delivery of shares under Parent RSUs or Parent Options outstanding on the date of this Agreement, in accordance with their terms as of the date of this Agreement, and (III) for transactions solely between or among Parent and its wholly owned Subsidiaries;

(iv)         effect a recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock;

(v)          adopt a plan of complete or partial liquidation or dissolution with respect to Parent;

(vi)         acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in, or a portion of the material assets of, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any material assets of any other Person, except for (A) the purchase of materials, goods and services from suppliers or vendors in the ordinary course of business consistent with past practices or (B) acquisitions for amounts that do not exceed five million dollars ($5,000,000) individually or fifteen million dollars ($15,000,000) in the aggregate;

(vii)        (A) incur any Indebtedness, (B) renew or extend any existing credit or loan arrangements, (C) enter into any “keep well” or other agreement to maintain any financial condition of another Person or (D) enter into any agreement or arrangement having the economic effect of any of the foregoing, except, in the case of each of clauses (A) through (D), for (1) short-term Indebtedness incurred in the ordinary course of business consistent with past practices, (2) warehouse lines (including any refinancing of any existing warehouse line) and (3) any amounts that do not exceed twenty-five million dollars ($25,000,000) individually or seventy-five million dollars ($75,000,000) in the aggregate except for unsecured amounts for which a principal payment would be due within two years of incurrence;

(viii)       change any of its financial, actuarial, reserving, accounts receivable collection or Tax accounting methods or practices in any respect, expect as required by IFRS or Law;

(ix)          take or cause to be taken any action that would reasonably be expected to prevent the consummation of the Merger; or

(x)           authorize, agree or commit to take any of the actions described in clauses (i) through (ix) of this Section 4.02(b).

4.03         No Control of Other Party’s Business. Nothing contained in this Agreement will give the Company, directly or indirectly, the right to control or direct Parent’s operations or give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, each of the Company and Parent will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

Article 5

ADDITIONAL COVENANTS OF THE PARTIES

5.01	Investigation.

(a)          Following the date hereof, and subject to Antitrust Laws, each of the Company and Parent (in such capacity, the “Accessed Party”) shall (and shall cause its Subsidiaries to) afford to the other party (and to the Representatives of such other party) reasonable access during normal business hours of the Accessed Party during the Pre-Closing Period to its and its Subsidiaries’ personnel and properties, offices, facilities, contracts, commitments, information technology systems, policies, books and records and any report, schedule or other documents filed or received by it pursuant to the requirements of applicable Law and with such additional financing, operating and other data and information regarding the Accessed Party, as the other party may reasonably request for the purpose identified in this Section 5.01(a). Notwithstanding the foregoing, (i) neither the Company nor Parent nor their respective Subsidiaries will be required to afford such access if it would (A) unreasonably disrupt the operations of the Accessed Party or any of its Subsidiaries, (B) reasonably be expected to cause a risk of a loss of privilege to the Accessed Party or any of its Subsidiaries, (C) constitute a violation of any applicable Law or a breach of a Contract to which it is a party or (D) contain or otherwise disclose competitively sensitive material and (ii) any physical access to the properties, information and personnel of the Accessed Party and its Subsidiaries may be limited, restricted or prohibited if the Accessed Party reasonably determines that such limitation, restriction or prohibition is necessary, appropriate or advisable in response to COVID-19 or any COVID-19 Measure; provided, in the case of each of clauses (i) and (ii), that the Accessed Party shall use commercially reasonable efforts to find an alternative way in compliance with all applicable Laws to provide the access or information contemplated by this Section 5.01(a) to the other party (or its Representatives), including redacting information or making substitute disclosure arrangements.

(b)          In furtherance and not in limitation of the foregoing, each party hereto shall promptly notify the other in writing of any significant action, inquiry or investigation by or before any Governmental Body, in each case, relating to such party or such party’s Products.

(c)          The parties hereto hereby agree that all information provided to any of them or their respective Representatives by or on behalf of the other party in connection with this Agreement, the Contemplated Transactions, the Parent Share Issuance and the New Parent Equity Awards, including the information provided pursuant to Section 5.01(a), will be subject and to treated in accordance with that certain confidentiality agreement between Parent and the Company, dated as of September 1, 2021 (the “Confidentiality Agreement”) and that certain clean team confidentiality agreement, dated January 20, 2022, by and between Parent and the Company (the “Clean Team Agreement”).

5.02         Registration Statement and Proxy Statement for Stockholder Approval. As soon as reasonably practicable following the date of this Agreement, and in any event prior to 5:30 p.m. Eastern Time on the ninetieth (90th) day following the date of this Agreement, (a) Parent and the Company shall use their reasonable best efforts to prepare, and Parent shall file with the SEC, a registration statement on Form F-4 (such registration statement together with the amendments and supplements thereto, the “Registration Statement”), which shall include (i) the Proxy Statement in preliminary form, which will, subject to Section 5.07(e) and Section 5.07(f), contain the Company Recommendation and (ii) a prospectus relating to the Parent Ordinary Shares and Parent ADRs to be issued pursuant to this Agreement and the Merger, and (b) to the extent required by the Corporations Act (as modified or exempted in accordance with any relief instruments issued by ASIC), Parent, with such assistance from the Company as is reasonably required, shall prepare a prospectus, to be filed with ASIC in accordance with Chapter 6D of the Corporations Act relating to the Parent Ordinary Shares to be offered and sold pursuant to this Agreement and the Merger (such prospectus together with any amendments and supplements thereto, the “Australian Prospectus”). As soon as reasonably practicable following the date of this Agreement (but in no event later than the forty-fifth (45th) day following the date of this Agreement), Parent will provide to the Parent Stockholders the Notice of Parent Extraordinary General Meeting, which shall, subject to Section 5.08(e) and Section 5.08(f), include the Parent Recommendation. As soon as reasonably practicable after the Registration Statement is initially filed with or confidentially submitted to the SEC, each of Parent and the Company shall use reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective. To the extent required by the Corporations Act, as soon as reasonably practicable after the Australian Prospectus is filed with the ASIC, Parent shall use its reasonable best efforts to, and the Company shall reasonably cooperate with Parent in such efforts to, have the Australian Prospectus validly lodged with ASIC and to keep the Australian Prospectus valid by issuing any replacement or supplementary disclosure document as required by ASIC, in each case as long as necessary to consummate the Contemplated Transactions and the Parent Share Issuance. The Company shall use its commercially reasonable efforts to mail the Proxy Statement to its stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act and (to the extent required by applicable Law) the Australian Prospectus is lodged with ASIC and the exposure period (to the extent applicable) prescribed by section 727(3) of the Corporations Act has elapsed. Parent shall also use commercially reasonable efforts to take any action required to be taken under any applicable state securities Laws and other applicable Laws in connection with the issuance of Parent Ordinary Shares and Parent ADRs pursuant to this Agreement (and the Company shall provide such assistance as is reasonably required by Parent in connection therewith), and each party hereto shall furnish all information concerning the Company, Parent and the holders of capital stock of the Company and Parent, as applicable, as may be reasonably requested by another party hereto in connection with any such action (including in connection with the preparation, filing and distribution of the Registration Statement, Proxy Statement, the Australian Prospectus or any other offer document, disclosure document or similar document required under or in connection with any Laws). No filing of, or amendment or supplement to, or material correspondence to the SEC or its staff with respect to the Registration Statement, or to ASIC or its staff with respect to the Australian Prospectus, or to any Governmental Body or its staff with respect to any other offer document, disclosure document or similar document required under or in connection with any applicable Laws, may be made by Parent, or with respect to the Proxy Statement, may be made by the Company, Parent or any of their respective Subsidiaries, without providing the other party hereto a reasonable opportunity to review and comment thereon. Parent shall advise the Company, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Ordinary Shares and Parent ADRs issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC or ASIC for amendment of the Registration Statement or the Australian Prospectus or comments thereon and responses thereto or requests by the SEC or ASIC for additional information. Each of the Company and Parent shall advise the other party, promptly after it receives notice thereof, of any request by the SEC or ASX for the amendment of the Registration Statement, Proxy Statement, Australian Prospectus, the Notice of Parent Extraordinary General Meeting or any other offer document, disclosure document or similar document issued by Parent under or in connection with any Laws, or comments thereon and responses thereto or requests by the SEC or ASX for additional information. If at any time prior to the Effective Time any information relating to the Company or Parent, or any of their respective affiliates, officers or directors, is discovered by the Company or Parent that should be set forth in an amendment or supplement to either the Registration Statement or the Proxy Statement so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or in the ASX announcement released by Parent or the Company to the ASX in respect of the Merger, the Australian Prospectus, the Notice of Parent Extraordinary General Meeting or any other offer document, disclosure document or similar document issued by Parent or the Company under or in connection with any Laws so that such document would not include a statement that it is misleading or deceptive (whether by omission or otherwise), the party hereto that discovers such information shall promptly notify the other parties hereto, and an appropriate amendment or supplement describing such information will be promptly filed with the SEC, ASIC, the ASX or other applicable Governmental Body after the other party hereto has had a reasonable opportunity to review and comment thereon, and disseminated to the Company Stockholders and/or Parent Stockholders. As soon as reasonably practicable following the date of this Agreement, and in any event prior to 5:00 p.m. Eastern Time on the tenth (10th) day following the date of this Agreement, the Company shall submit an application to the ASX seeking a waiver from ASX Listing Rule 6.32.2 with respect to the cancellation of the Company Equity Awards and use reasonable best efforts to obtain such waiver.

5.03	Stockholders’ Meetings.

(a)          The Company shall take all actions necessary, required or advisable, including actions in accordance with applicable Law and the Company Organizational Documents, to call, duly give notice of, convene and hold a meeting of the Company Stockholders as promptly as practicable (and, in any event, not later than 30 Business Days) after (x) the Registration Statement is declared effective under the Securities Act and (y) to the extent required by applicable Law, the Australian Prospectus is lodged with ASIC and the exposure period prescribed by section 727(3) of the Corporations Act has elapsed, to (i) obtain the Company Stockholder Approval (the “Company Stockholders’ Meeting”) and (ii) if so desired and mutually agreed by the Company and Parent, the approval of other matters of the type customarily brought before a special meeting of stockholders to adopt a merger agreement or otherwise approve the Contemplated Transactions. The Company shall, prior to the Registration Statement being declared effective, set a record date for determining the Company Stockholders entitled to attend the Company Stockholders’ Meeting. The Company agrees to provide Parent with reasonably detailed periodic updates concerning proxy solicitation results on a timely basis. The Company shall not postpone or adjourn the Company Stockholders’ Meeting except to the extent required by Law or in accordance with the remaining provisions of this Section 5.03(a). Notwithstanding anything in this Agreement to the contrary, if (A) the Company has not received proxies representing the Company Stockholder Approval, whether or not a quorum is present, (B) there are insufficient Company Shares represented (either in person or by proxy) and voting to adopt the Merger Agreement and approve the Merger and the other Contemplated Transactions to constitute a quorum necessary to conduct the business of the Company Stockholders’ Meeting, or (C) it is necessary to ensure that any supplement or amendment to the Proxy Statement or Registration Statement is delivered to the Company Stockholders, the Company may, after reasonable consultation with Parent, or if Parent so requests shall, postpone or adjourn the Company Stockholders’ Meeting; provided, that the Company Stockholders’ Meeting shall not be postponed or adjourned by more than fifteen (15) Business Days in connection with any single postponement or adjournment or more than forty (40) Business Days in the aggregate.

(b)          Subject to Section 5.07(e) and Section 5.07(f), the Company shall include the Company Recommendation in the Proxy Statement and use reasonable best efforts to obtain the Company Stockholder Approval, including by (x) soliciting from the Company Stockholders proxies in favor of the adoption of this Agreement and approval of the Merger and (y) taking all other actions necessary, required or advisable to secure the vote or consent of the Company Stockholders required by the ASX Listing Rules or applicable Law to obtain such approvals. The Company shall not (i) submit any matter for approval of the Company Stockholders, other than a matter required for the Company Stockholder Approval and those contemplated by Section 5.03(a)(ii), or (ii) hold a stockholders’ meeting for any purpose prior to the occurrence of the Company Stockholders’ Meeting, other than an annual meeting of Company Stockholders (x) held on a date consistent with the past practices of the Company and (y) at which no Acquisition Proposal is put to a vote of any of the Company Stockholders.

(c)          Parent shall:

(i)           take all actions necessary, required or advisable, including actions in accordance with applicable Law and Parent Organizational Documents to duly give notice of (the “Notice of Parent Extraordinary General Meeting”) (which notice, subject to Section 5.08(e) and Section 5.08(f), shall include the Parent Recommendation), convene and hold the Parent Extraordinary General Meeting, to be held as promptly as practicable after, and in any event within forty-five (45) days after the Registration Statement is initially filed with or confidentially submitted to the SEC, or to the extent required by applicable Law, as promptly as practicable after the Australian Prospectus is lodged with ASIC and the exposure period prescribed by section 727(3) of the Corporations Act has elapsed; provided that, notwithstanding anything to the contrary set forth herein, the Parent Extraordinary General Meeting is not required to be held on a date before three (3) months prior to the Closing unless otherwise agreed by Parent (and then subject to any required waivers from ASX).

(ii)          subject to Section 5.08(e) and Section 5.08(f), use reasonable best efforts to obtain the Parent Stockholder Approval, including by (x) soliciting from the Parent Stockholders proxies in favor of the issuance of shares and (y) taking all other action necessary, required or advisable to secure the vote or consent of the Parent Stockholders required by the ASX Listing Rules or applicable Law to obtain such approvals, and shall provide the Company with reasonably detailed periodic updates concerning proxy solicitation results on a timely basis; and

(iii)         not (A) submit any matter for approval of the Parent Stockholders other than a matter required for the Parent Stockholder Approval or otherwise in connection or associated with the Contemplated Transactions or the Financing (including the subsequent approval of the Financing for the purposes of ASX Listing Rule 7.4) or (B) hold a stockholders’ meeting for any purpose prior to the occurrence of the Parent Extraordinary General Meeting except as required by Law.

(d)          Parent shall not postpone or adjourn the Parent Extraordinary General Meeting except to the extent required by Law or in accordance with the remaining provisions of this Section 5.03(d). Notwithstanding anything in this Agreement to the contrary, if (i) Parent has not received proxies representing the Parent Stockholder Approval, whether or not a quorum is present, (ii) there are insufficient Parent Ordinary Shares represented (either in person or by proxy) and voting to approve the Transaction Resolutions to constitute a quorum necessary to conduct the business of the Parent Extraordinary General Meeting, or (iii) it is necessary to ensure that the filing and dissemination of any supplemental or amended disclosure which the Parent Board has determined in good faith is necessary under applicable Law be filed or disseminated to the Parent Stockholders prior to the Parent Extraordinary General Meeting, Parent may, after reasonable consultation with the Company, or if the Company so requests (but only to the extent permitted by Law) shall, postpone or adjourn the Parent Extraordinary General Meeting to disseminate such supplemental or amended disclosure; provided, that the Parent Extraordinary General Meeting shall not be postponed or adjourned by more than fifteen (15) Business Days in connection with any single postponement or adjournment or more than forty (40) Business Days in the aggregate.

(e)          In the event either the Company Stockholders’ Meeting or the Parent Extraordinary General Meeting is delayed in compliance with Section 5.03(a) or Section 5.03(d), then the other party hereto may similarly postpone, recess, adjourn or delay its stockholders’ meeting to the same date.

5.04       Chess Depositary Instruments. Prior to the Closing, the Company will take all actions that are reasonably necessary to provide that the Company CDIs will, at the Effective Time or such other time as the parties hereto agree with ASX and the Company (as applicable), be (a) suspended from quotation on ASX and (b) cancelled or exchanged for their applicable Company Shares in accordance with the ASX Settlement Rules. As soon as practicable after the Closing, the Surviving Corporation will apply to ASX to delist the Company.

5.05       ASIC Registrations. As soon as practicable after the Closing, the Surviving Corporation will notify ASIC of the Merger and either deregister the Company as a foreign registered company under the Corporations Act, or register the Surviving Corporation as a foreign registered company under the Corporations Act, if applicable.

5.06        Registration of Parent ADRs. Parent shall (a) use its reasonable best efforts to have the Depositary Bank prepare and file with the SEC a registration statement on Form F-6 relating to the registration under the Securities Act of the issuance of the Parent ADRs (the “Form F-6”) and (b) prepare and file with the SEC a registration statement on Form 8-A relating to the registration of a class of securities under the Exchange Act (the “Form 8-A”). Each of the Company and Parent shall use its reasonable best efforts to have the Form F-6 and Form 8-A declared effective under the Securities Act and the Exchange Act, as applicable, as promptly as practicable after such filing and to keep each of the Form 8-A and Form F-6 effective as long as necessary to consummate the Contemplated Transactions and the Parent Share Issuance. Parent shall use its reasonable best efforts to cause the Parent ADRs issuable pursuant to the Merger to be approved for listing on the Exchange, subject to official notice of issuance, as promptly as practicable after the establishment of the Parent ADR facility with the Depositary Bank as contemplated by this Agreement, and in any event prior to the Effective Time.

5.07        Company Non-Solicitation.

(a)           The Company shall not, and shall cause its Subsidiaries not to, and shall instruct and direct its and their respective Representatives not to, directly or indirectly, (i) initiate, seek or solicit, or knowingly encourage or facilitate or take any other action that is reasonably expected to promote, directly or indirectly, any inquiries or the making or submission of any proposal that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal or IPO (as defined below); (ii) engage or participate in discussions or negotiations with respect to, or would reasonably be expected to lead to, any Acquisition Proposal or IPO; (iii) provide any confidential, proprietary or nonpublic information or data of the Company or any of its Subsidiaries to any Person (other than Parent, its Affiliates and its and its Affiliates’ respective Representatives, in their capacity as such) in respect of any Acquisition Proposal or IPO (including to facilitate any Acquisition Proposal or IPO); or (iv) enter into any agreement, arrangement, undertaking, instrument or understanding (including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, share purchase agreement, exchange agreement, acquisition agreement or other similar agreement) with respect to any Acquisition Proposal or IPO. For purposes of this Section 5.07, an “Acquisition Proposal” means an Acquisition Proposal with respect to the Company and its Subsidiaries.

(b)           The Company shall, and shall cause its Subsidiaries to, and shall instruct its and their respective Representatives to, (i) promptly (and, in any event, not later than two (2) days following the date hereof) request and use commercially reasonable efforts to pursue the return or destruction of any confidential, proprietary or nonpublic information or data of the Company or its Subsidiaries disclosed by or on behalf of the Company to any Person (other than Parent and its Affiliates and its and its Affiliates’ respective Representatives), (ii) enforce any confidentiality, standstill (except as necessary to exercise the Company’s or its Subsidiaries’ fiduciary duties) or similar rights or agreement in favor of the Company or its Subsidiaries, and (iii) immediately cease, and cause to be terminated, any solicitation, encouragement, discussions, negotiations or activities with any Person (other than (x) Parent and its Affiliates and its and its Affiliates’ respective Representatives and (y) activities solely in respect of compliance with the foregoing subclause (i)), in each case, with respect to any Acquisition Proposal or which would reasonably be expected to lead to any Acquisition Proposal, and, in connection therewith, the Company shall discontinue access by any such Person (other than Parent and its Affiliates and its and its Affiliates’ respective Representatives) to any data room (virtual or otherwise) established by the Company, its Affiliates or its or their respective Representatives in respect of any Acquisition Proposal.

(c)           Subject to the other provisions of this Section 5.07, the Company, its Affiliates and its and their respective Representatives may in any event inform any Person that has made any Acquisition Proposal, or inquiry or proposal that would reasonably be expected to lead to an Acquisition Proposal, of the provisions of this Section 5.07.

(d)           Notwithstanding anything to the contrary in this Agreement, prior to obtaining the Company Stockholder Approval, the Company and the Company Board (or a duly authorized and empowered committee thereof) may take any actions described in Section 5.07(a)(ii) and Section 5.07(a)(iii) with respect to a third party if (i) the Company receives a bona fide written Acquisition Proposal from such third party that did not result or arise from a breach of Section 5.07(a), and (ii) the Company Board (or a duly authorized and empowered special committee thereof) concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisor) that (x) such Acquisition Proposal constitutes, or is reasonably expected to lead to, a Superior Proposal and (y) the failure to take such actions would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law; provided, that, the Company may deliver confidential, non-public and/or proprietary information to such third party only (A) pursuant to a confidentiality agreement no less stringent to such Person (and protective to the Company) than the terms of the Confidentiality Agreement (which such confidentiality agreement shall permit the Company to comply with Section 5.07(g) and shall not provide such third party with any exclusive right to negotiate with the Company or any of its Subsidiaries) and (B) if such information has been or is concurrently delivered to Parent. Nothing contained in this Section 5.07 will prohibit the Company or the Company Board (or a duly authorized and empowered special committee thereof) from (I) taking and disclosing to the Company Stockholders a position with respect to any Acquisition Proposal pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or (II) making any similar disclosure to the Company Stockholders that is required by Law or that the Company Board (or a duly authorized and empowered special committee thereof) determines in good faith that the failure to do so would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law; provided that, in each case, if such disclosure would constitute a Company Adverse Recommendation Change, the provisions in this Agreement applicable to a Company Adverse Recommendation Change shall apply; it being understood that a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act shall not be deemed to be a Company Adverse Recommendation Change.

(e)           Neither the Company Board nor any committee thereof may directly or indirectly (i) withhold, withdraw (or amend, qualify or modify in a manner adverse to Parent), or publicly propose to withdraw (or amend, qualify or modify in a manner adverse to Parent), the approval, recommendation or declaration of advisability by the Company Board or any such committee of the Contemplated Transactions or (ii) propose publicly to recommend, adopt or approve any Acquisition Proposal with respect to the Company (any action described in this sentence being referred to as a “Company Adverse Recommendation Change”). Notwithstanding the foregoing, at any time prior to obtaining the Company Stockholder Approval, and subject to the Company’s compliance with the provisions of this Section 5.07 and Section 5.03, solely in response to a Superior Proposal and after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor, if the Company Board (or a duly authorized and empowered committee thereof) determines in good faith that it would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law to continue to recommend this Agreement to the Company Stockholders, then the Company may make such Company Adverse Recommendation Change; provided, however, the Company may not make a Company Adverse Recommendation Change in response to a Superior Proposal, unless (A) such action is taken in response to a Superior Proposal that is not withdrawn as of the time of taking such action; (B) the Company gives Parent at least five (5) Business Days’ prior written notice (x) of its intention to take such action and (y) setting forth a reasonable description of the material events, facts, developments and circumstances giving rise to its determination to take such action (including its basis for determining that such Superior Proposal constitutes a Superior Proposal (including the latest material terms and conditions of, and the identity of the third party making, the Superior Proposal, and any amendment, supplement or modification thereof)); (C) during such five (5) Business Day period, the Company and the Company Board (including any duly authorized and empowered special committee thereof) has considered and negotiated (and has caused its Representatives to consider and negotiate) with Parent in good faith (to the extent Parent desires to so negotiate) regarding any alternative transaction (including any adjustments, amendments, supplements or modifications to the terms of this Agreement) proposed by Parent (it being understood that Parent shall not have any obligation to propose any alternative transaction (including any adjustments, amendments, supplements or modifications to the terms of this Agreement)); and (D) if during such five (5) Business Day period, Parent proposes any alternative transaction (including any adjustments, amendments, supplements or modifications to the terms of this Agreement), the Company Board (or a duly authorized and empowered special committee thereof) (1) takes into account such alternative transaction (including such adjustments, amendments, supplements or modifications to this Agreement), and (2) after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor, again determines in good faith that, notwithstanding such alternative transaction (including such adjustments, amendments, supplements or modifications to this Agreement), (I) it would nevertheless reasonably be expected to be inconsistent with its fiduciary duties under applicable Law to continue to recommend this Agreement and (II) such Superior Proposal continues to constitute a Superior Proposal. Any change to the financial terms or other material terms or material conditions of an Acquisition Proposal that was previously the subject of a notice under this Section 5.07(e) will require a new notice as provided under this Section 5.07(e), but with respect to any such subsequent notices references to a “five (5) Business Day period” will be deemed references to a “three (3) Business Day period.”

(f)            At any time prior to obtaining the Company Stockholder Approval, following any Intervening Event, the Company Board (or a duly authorized and empowered special committee thereof) may make a Company Adverse Recommendation Change if, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor, the Company Board (or a duly authorized and empowered special committee thereof) (i) determines in good faith that an Intervening Event has occurred and is continuing, (ii) as a result of the Intervening Event, determines in good faith that it would reasonably be expected to be inconsistent with of its fiduciary duties under applicable Law to continue to recommend this Agreement to the Company Stockholders, (iii) determines in good faith that the reasons for making such a Company Adverse Recommendation Change are independent from any Acquisition Proposal with respect to the Company and (iv) at least five (5) Business Days prior to making any Company Adverse Recommendation Change, provides written notice to Parent (a “Company Notice of Change”) advising Parent that the Company Board is contemplating making a Company Adverse Recommendation Change and providing a reasonable description of the material events, facts, developments and circumstances giving rise to its determination to take such action (including its basis for determining that an Intervening Event has occurred and is continuing); provided, however, that (A) the Company Board (or a duly authorized and empowered special committee thereof) may not make such a Company Adverse Recommendation Change until the fifth (5th) Business Day after receipt by Parent of a Company Notice of Change, (B) during such five (5) Business Day period, the Company and the Company Board (including any duly authorized and empowered special committee thereof) has considered and negotiated (and has caused its Representatives to consider and negotiate) with Parent in good faith (to the extent Parent desires to so negotiate) regarding any alternative transaction (including any adjustments, amendments, supplements or modifications to the terms of this Agreement) proposed by Parent (it being understood that Parent shall not have any obligation to propose any alternative transaction (including any adjustments, amendments, supplements or modifications to the terms of this Agreement)) and (C) if during such five (5) Business Day period, Parent proposes any alternative transaction (including any adjustments, amendments, supplements or modifications to the terms of this Agreement), the Company Board (or a duly authorized and empowered special committee thereof) (x) takes into account such alternative transaction (including such adjustments, amendments, supplements or modifications to this Agreement), and (y) after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor, again determines in good faith that it would nevertheless reasonably be expected to be inconsistent with its fiduciary duties under applicable Law to continue to recommend this Agreement due solely to a continuing Intervening Event.

(g)           In addition to the obligations of the Company set forth in sub-sections (a) through (f) of this Section 5.07, as promptly as practicable after receipt of any Acquisition Proposal (and in any event within twenty-four (24) hours), the Company shall advise Parent in writing of such Acquisition Proposal, inquiry or proposal with respect to the Company received from any Person and the substance thereof (including the terms and conditions of and the identity of the Person making such Acquisition Proposal, inquiry or proposal and provide copies of any written materials provided in connection therewith and written summaries of any material oral communications relating thereto), and will keep Parent apprised of any related material events, facts, circumstances, developments, discussions and negotiations on a reasonably current basis, including any amendments, supplements or modifications to, or revisions of, the terms and conditions of such Acquisition Proposal, inquiry, proposal, discussions or negotiations.

5.08       Parent Non-Solicit.

(a)           Parent shall not, and shall cause its Subsidiaries not to, and shall instruct and direct its and their respective Representatives not to, directly or indirectly, (i) initiate, seek or solicit, or knowingly encourage or facilitate or take any other action that is reasonably expected to promote, directly or indirectly, any inquiries or the making or submission of any proposal that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal; (ii) engage or participate in discussions or negotiations with respect to, or would reasonably be expected to lead to, any Acquisition Proposal; (iii) provide any confidential, proprietary or nonpublic information or data of Parent or its Subsidiaries to any Person (other than the Company, its Affiliates and its and its Affiliates’ respective Representatives, in their capacity as such) in respect of any Acquisition Proposal (including to facilitate any Acquisition Proposal); or (iv) enter into any agreement, arrangement, undertaking, instrument or understanding (including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, share purchase agreement, exchange agreement, acquisition agreement or other similar agreement) with respect to any Acquisition Proposal. For purposes of this Section 5.08, an “Acquisition Proposal” means an Acquisition Proposal with respect to Parent and its Subsidiaries.

(b)           Parent shall, and shall cause its Subsidiaries to, and shall instruct its and their respective Representatives to, (i) promptly (and, in any event, not later than two (2) days following the date hereof) request and use commercially reasonable efforts to pursue the return or destruction of any confidential, proprietary or nonpublic information or data of Parent or its Subsidiaries disclosed by or on behalf of Parent to any Person (other than the Company and its Affiliates and its and its Affiliates’ respective Representatives), (ii) enforce any confidentiality, standstill (except as necessary to exercise Parent’s or its Subsidiaries’ fiduciary duties) or similar rights or agreement in favor of Parent or its Subsidiaries and (iii) immediately cease, and cause to be terminated, any solicitation, encouragement, discussions, negotiations or activities with any Person (other than (x) the Company and its Affiliates and its and its Affiliates’ respective Representatives and (y) activities solely in respect of compliance with the foregoing subclause (i)), in each case, with respect to any Acquisition Proposal or which would reasonably be expected to lead to any Acquisition Proposal, and, in connection therewith, Parent shall discontinue access by any such Person (other than the Company and its Affiliates and its and its Affiliates’ respective Representatives) to any data room (virtual or otherwise) established by Parent, its Affiliates or its or their respective Representatives in respect of any Acquisition Proposal.

(c)            Subject to the other provisions of this Section 5.08, Parent, its Affiliates and its and their respective Representatives may inform any Person that has made any Acquisition Proposal, or inquiry or proposal that would reasonably be expected to lead to an Acquisition Proposal, of the provisions of this Section 5.08.

(d)            Notwithstanding anything to the contrary in this Agreement, prior to obtaining the Parent Stockholder Approval, Parent and the Parent Board (or a duly authorized and empowered committee thereof) may take any actions described in Section 5.08(a)(ii) and Section 5.08(a)(iii) with respect to a third party if (i) Parent receives a bona fide written Acquisition Proposal from such third party that did not result or arise from a breach of Section 5.08(a), and (ii) the Parent Board (or a duly authorized and empowered committee thereof) concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisor) that (x) such Acquisition Proposal constitutes, or is reasonably expected to lead to, a Superior Proposal and (y) the failure to take such actions would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law; provided, that, Parent may deliver confidential, non-public and/or proprietary information to such third party only (A) pursuant to a confidentiality agreement no less stringent to such Person (and protective to Parent) than the terms of the Confidentiality Agreement (which such confidentiality agreement shall permit Parent to comply with Section 5.08(h) and shall not provide such third party with any exclusive right to negotiate with Parent or any of its Subsidiaries) and (B) if such information has been or is concurrently delivered to the Company. Nothing contained in this Section 5.08 will prohibit Parent or the Parent Board (or a duly authorized and empowered committee thereof) from (I) taking and disclosing to the Parent Stockholders a position with respect to any Acquisition Proposal pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act (applied on the assumption that such Rules or Items, as applicable, apply to the Company and Parent) or (II) making any similar disclosure to the Parent Stockholders that is required by Law or that the Parent Board (or a duly authorized and empowered special committee thereof) determines in good faith that the failure to do so would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law; provided that, in each case, if such disclosure would constitute a Parent Adverse Recommendation Change, the provisions in this Agreement applicable to a Parent Adverse Recommendation Change shall apply; it being understood that a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act shall not be deemed to be a Parent Adverse Recommendation Change (applied on the assumption that such Rules or Items, as applicable, apply to the Company and Parent).

(e)            Neither the Parent Board nor any committee thereof may directly or indirectly (i) withhold, withdraw (or amend, qualify or modify in a manner adverse to the Company), or publicly propose to withdraw (or amend, qualify or modify in a manner adverse to the Company), the approval, recommendation or declaration of advisability by the Parent Board or any such committee of the Contemplated Transactions or (ii) propose publicly to recommend, adopt or approve any Acquisition Proposal with respect to Parent (any action described in this sentence being referred to as a “Parent Adverse Recommendation Change”). Notwithstanding the foregoing, at any time prior to obtaining the Parent Stockholder Approval, and subject to Parent’s compliance with the provisions of this Section 5.08 and Section 5.03, solely in response to a Superior Proposal and after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor, if the Parent Board (or a duly authorized and empowered special committee thereof) determines in good faith that it would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law to continue to recommend this Agreement to the Parent Stockholders, then Parent may make such a Parent Adverse Recommendation Change; provided, however, Parent may not make a Parent Adverse Recommendation Change in response to a Superior Proposal, unless (i) such action is taken in response to a Superior Proposal that is not withdrawn as of the time of taking such action; (ii) Parent gives the Company at least five (5) Business Days’ prior written notice (x) of its intention to take such action and (y) setting forth a reasonable description of the material events, facts, developments and circumstances giving rise to its determination to take such action (including its basis for determining that such Superior Proposal constitutes a Superior Proposal (including the latest material terms and conditions of, and the identity of the third party making, the Superior Proposal, and any amendment, supplement or modification thereof)); (iii) during such five (5) Business Day period, Parent and the Parent Board (including any duly authorized and empowered special committee thereof) has considered and negotiated (and has caused its Representatives to consider and negotiate) with the Company in good faith (to the extent the Company desires to so negotiate) regarding any alternative transaction (including any adjustments, amendments, supplements or modifications to the terms of this Agreement) proposed by the Company (it being understood that the Company shall not have any obligation to propose any alternative transaction (including any adjustments, amendments, supplements or modifications to the terms of this Agreement)); and (iv) if during such five (5) Business Day period, the Company proposes any alternative transaction (including any adjustments, amendments, supplements or modifications to the terms of this Agreement), the Parent Board (or a duly authorized and empowered committee thereof) (1) takes into account such alternative transaction (including such adjustments, amendments, supplements or modifications to this Agreement), and (2) after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor, again determines in good faith that, notwithstanding such alternative transaction (including such adjustments, amendments, supplements or modifications to this Agreement), (I) it would nevertheless reasonably be expected to be inconsistent with its fiduciary duties under applicable Law to continue to recommend this Agreement and (II) such Superior Proposal continues to constitute a Superior Proposal. Any change to the financial terms or other material terms or material conditions of an Acquisition Proposal that was previously the subject of a notice under this Section 5.08(e) will require a new notice as provided under this Section 5.08(e), but with respect to any such subsequent notices references to a “five (5) Business Day period” will be deemed references to a “three (3) Business Day period.”

(f)            At any time prior to obtaining the Parent Stockholder Approval, following any Intervening Event, the Parent Board (or a duly authorized and empowered committee thereof) may make a Parent Adverse Recommendation Change if, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor, the Parent Board (or a duly authorized and empowered special committee thereof) (i) determines in good faith that an Intervening Event has occurred and is continuing, (ii) as a result of the Intervening Event, determines in good faith that it would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law to continue to recommend this Agreement to the Parent Stockholders, (iii) determines in good faith that the reasons for making such a Parent Adverse Recommendation Change are independent from any Acquisition Proposal with respect to Parent and (iv) at least five (5) Business Days prior to making any Parent Adverse Recommendation Change, provides written notice to the Company (a “Parent Notice of Change”) advising the Company that the Parent Board is contemplating making a Parent Adverse Recommendation Change and providing a reasonable description of the material events, facts, developments and circumstances giving rise to its determination to take such action (including its basis for determining that an Intervening Event has occurred and is continuing); provided, however, that (A) the Parent Board (or a duly authorized and empowered special committee thereof) may not make such a Parent Adverse Recommendation Change until the fifth (5th) Business Day after receipt by the Company of a Parent Notice of Change, (B) during such five (5) Business Day period, Parent and the Parent Board (including any duly authorized and empowered special committee thereof) has considered and negotiated (and has caused its Representatives to consider and negotiate) with the Company in good faith (to the extent the Company desires to so negotiate) regarding any alternative transaction (including any adjustments, amendments, supplements or modifications to the terms of this Agreement) proposed by the Company (it being understood that the Company shall not have any obligation to propose any alternative transaction (including any adjustments, amendments, supplements or modifications to the terms of this Agreement)) and (C) if during such five (5) Business Day period, the Company proposes any alternative transaction (including any adjustments, amendments, supplements or modifications to the terms of this Agreement), the Parent Board (or a duly authorized and empowered special committee thereof) (x) takes into account such alternative transaction (including such adjustments, amendments, supplements or modifications to this Agreement), and (y) after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor, again determines in good faith that it would nevertheless reasonably be expected to be inconsistent with its fiduciary duties under applicable Law to continue to recommend this Agreement due solely to a continuing Intervening Event.

(g)           Notwithstanding anything to the contrary herein, in the event any Acquisition Proposal is made with respect to Parent after the date of this Agreement, and such Acquisition Proposal is a Non-Conflicting Acquisition Proposal, then nothing in this Agreement shall prohibit or otherwise restrict Parent or any of its Subsidiaries, Affiliates or Representatives from taking any action with respect to such Acquisition Proposal (including any action set forth in this Section 5.08) so long as Parent notifies the Company of such Acquisition Proposal and the material terms thereof and keeps the Company reasonably informed of the status of discussions regarding such Acquisition Proposal.

(h)           In addition to the obligations of Parent set forth in sub-sections (a) through (f) of this Section 5.08, as promptly as practicable after receipt of any Acquisition Proposal (and in any event within twenty-four (24) hours), Parent shall advise the Company in writing of such Acquisition Proposal, inquiry or proposal with respect to Parent received from any Person and the substance thereof (including the terms and conditions of and the identity of the Person making such Acquisition Proposal, inquiry or proposal and provide copies of any written materials provided in connection therewith and written summaries of any material oral communications relating thereto), and will keep the Company apprised of any related material events, facts, circumstances, developments, discussions and negotiations on a reasonably current basis, including any amendments, supplements or modifications to, or revisions of, the terms and conditions of such Acquisition Proposal, inquiry, proposal, discussions or negotiations.

5.09        Further Action; Efforts.

(a)           Subject to the terms and conditions of this Agreement, prior to the Effective Time, each party hereto shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to consummate the Merger and the other Contemplated Transactions and the Parent Share Issuance and the issuance of the New Parent Equity Awards as soon as practicable. Notwithstanding anything in this Agreement to the contrary, the parties hereto agree to, or to cause their ultimate parent entity (as such term is defined in the HSR Act) to, (i) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Merger within fifteen (15) Business Days after the date of the Agreement, (ii) make, or cause to be made, the filings, forms, submissions, applications, licenses or notices required or advisable (A) under any applicable licensing Laws, (B) in connection with any review or investigation pursuant to any applicable foreign direct investment Laws of the United States and non-U.S. jurisdictions, (C) under the ASX Listing Rules and the Corporations Act, or (D) to obtain the Australian Waivers, in each case as promptly as practicable after the date of this Agreement and (iii) supply as promptly as practicable any additional information and material that may be requested by a Governmental Body pursuant to the HSR Act or any other applicable Law. Parent shall, with the reasonable cooperation of the Company, be responsible for making any filing or notification required or advisable under foreign Antitrust Laws (final or in draft as the case may be) as promptly as possible after the date of this Agreement, unless otherwise agreed to by the Company and Parent in writing. The parties hereto shall also consult and cooperate with one another, and consider in good faith the views of one another, in connection with, and subject to appropriate mechanisms to deal with the exchange of competitively sensitive information, provide to the other parties hereto in advance, any analyses, appearances, presentations, memoranda, briefs, arguments, opinions, and proposals made or submitted by or on behalf of such party in connection with proceedings under or relating to any Antitrust Laws. Without limiting the foregoing, to the extent permitted by applicable Law, the parties hereto agree (1) to give each other reasonable advance notice of all meetings with any Governmental Body relating to the Contemplated Transactions, (2) to give each other an opportunity to participate in each of such meetings, unless prohibited by such Governmental Body, (3) to the extent reasonably practicable, to give each other reasonable advance notice of all substantive oral communications with any Governmental Body relating to the Contemplated Transactions, (4) if any Governmental Body initiates a substantive oral communication regarding the Contemplated Transactions, to promptly notify the other party of the substance of such communication, (5) to provide each other with a reasonable advance opportunity to review and comment upon (and to consider in good faith any reasonable comments made by the other party upon) all substantive written communications (including any analyses, presentations, memoranda, briefs, arguments, opinions and proposals) with a Governmental Body regarding the Contemplated Transactions and (6) to provide each other with copies of all written communications to or from any Governmental Body relating to the Contemplated Transactions. Any such disclosures or provision of copies by one party to the other may be made, subject to restrictions to address confidential and/or competitively sensitive information, and on an outside counsel basis, if appropriate. Notwithstanding anything to the contrary contained in this Agreement, Parent shall have the right to control the strategy for obtaining all approvals and clearances sought by any filings applicable to the HSR Act and shall have the right to take the lead in coordinating the timing and content of all productions to, and all such filings, meetings and communications with, any Governmental Body in connection with obtaining any such approvals and clearances; provided Parent shall consider in good faith the views of the Company with respect to such strategy, coordination, content, analyses, appearances, presentations, memoranda, briefs, arguments, opinions, and proposals made or submitted in connection with obtaining any such approvals and clearances.

(b)           Without limiting the generality of Section 5.09(a), Parent shall, and shall cause each of its Subsidiaries and Affiliates to, use reasonable best efforts to take any and all actions necessary to obtain any consents, clearances, or approvals required under or in connection with the HSR Act and any other federal or state law, regulation, or decree designed to prohibit, restrict, or regulate actions for the purpose or effect of lessening competition (collectively “Antitrust Laws”) to enable all waiting periods under applicable Antitrust Laws to expire, and to avoid or eliminate impediments under applicable Antitrust Laws asserted by any Governmental Body, in each case, to cause the Merger to occur prior to the Termination Date, including (i) promptly complying with any requests for additional information (including any second request) by any Governmental Body, (ii) if necessary to obtain clearance by any Governmental Body before the Termination Date, offering, negotiating, committing to, and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture, license, or other disposition of any and all of the capital stock, assets, equity holdings, rights, products, or businesses of Parent and its Subsidiaries (including the Surviving Corporation and its Subsidiaries), and any other restrictions on the activities of Parent and its Subsidiaries (including the Surviving Corporation and its Subsidiaries) (each, a “Remedy”); provided that, notwithstanding anything to the contrary set forth in this Agreement, neither Parent nor any of its Subsidiaries shall be required to undertake or agree to undertake any (A) Burdensome Condition or (B) any other action with respect to any Remedy if such Remedy is not conditioned upon effectiveness of the Contemplated Transactions; provided, further, that, upon Parent’s request, the Company shall take any of the actions referred to above (or agree to take such actions) if such actions are only effective from and after the Effective Time; provided, further that the Company shall not take any actions referred to above (or agree to take such actions), without the written consent of Parent.

(c)           Parent and the Company shall not take, and shall cause each of its Subsidiaries to not take, any action or omit to take any action that would reasonably be expected to materially delay clearance by any Governmental Body under any Antitrust Laws or to make clearance by any Governmental Body under Antitrust Laws before the Termination Date materially less probable. Each of Parent and the Company shall bear any fees payable to any Governmental Body in connection with any filings that are made by such party to obtain clearance under any Antitrust Law for the consummation of the Merger.

(d)            Without limiting the obligations in clauses (a) and (b) of this Section 5.09, in the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Body challenging the Merger, each of Parent and the Company shall cooperate in all respects with each other and shall use its reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed, or overturned any Governmental Order, whether temporary, preliminary, or permanent, that is in effect and that prohibits, prevents, or restricts consummation of the Merger.

(e)            Prior to the Effective Time, except as contemplated by Section 5.09(f), each party hereto shall use commercially reasonable efforts to obtain any consents, approvals, or waivers of third parties with respect to any Contracts to which it or any of its respective Subsidiaries is a party (including making any payments that would be required in connection with a transfer of a “Substantial Ownership Interest” as defined in the Angel Loan Fund Agreement) as may be necessary for the consummation of the Contemplated Transactions or required by the terms of any Contract as a result of the execution, performance, or consummation of the Contemplated Transactions; provided, that, in no event will the Company, Parent or its applicable Subsidiaries be required to pay, prior to the Effective Time, any fee, penalty, or other consideration or make any other financial accommodation to any third party to obtain any consent, approval, or waiver required with respect to any such Contract.

(f)            The Company shall, and shall use its commercially reasonable efforts to cause its Representatives to, upon the reasonable request of Parent, provide reasonable cooperation to Parent in connection with (i) an amendment or waiver, in a form reasonably satisfactory to the Company, to the Existing Credit Agreement to waive the “Change in Control” and any other “Event of Default” (each as defined in the Existing Credit Agreement, as applicable) that will occur upon the consummation of the Merger in order to permit the consummation of the Merger (the “Credit Agreement Amendment”) or (ii) the entry into a new credit agreement (the “New Credit Agreement”), to be effective no earlier than the Effective Time, by Parent or the Surviving Corporation or any of their Subsidiaries (including requesting, and using commercially reasonable efforts to cause, the Company’s Representatives to furnish any customary certificates in connection with the Credit Agreement Amendment or New Credit Agreement); provided, that (A) the Company shall not be required to pay, prior to the Effective Time, any fee, penalty or other consideration or make any other financial accommodation to any third party, or pay Parent’s commitment or other similar fee in connection with the Credit Agreement Amendment or the New Credit Agreement, (B) the effectiveness of any documentation executed by the Company, with respect to the Credit Agreement Amendment or the New Credit Agreement, the attachment of any Lien to any assets of the Company or any of its Subsidiaries, or any payoff of existing indebtedness shall be subject to the consummation of the Merger, and (C) no director or officer of the Company shall be required to execute any agreement, certificate, document or instrument with respect to the Credit Agreement Amendment or New Credit Agreement that would be effective prior to the Closing (other than certifications of the financial statements). Parent and Merger Sub each acknowledge and agree that it is not a condition to Parent’s or Merger Sub’s obligations to consummate the Merger or to any of their other obligations under this Agreement that the Credit Agreement Amendment or the New Credit Agreement be executed.

(g)           Subject to the conditions and upon the terms of this Agreement, each of Parent and the Company shall use commercially reasonable efforts to obtain each approval, consent, ratification, permission and waiver of authorization required to be obtained by Parent or the Company from a Governmental Body in relation to the consummation of the Contemplated Transactions.

5.10        Employee and Labor Matters.

(a)           Parent shall, and shall cause the Surviving Corporation and each of its other Subsidiaries to, for the period commencing at the Effective Time and ending on the first anniversary of the Effective Time, to maintain for each individual who is an employee of the Company or any of its Subsidiaries as of the Effective Time (a “Company Employee”), for so long as such Company Employee remains employed by the Surviving Corporation or one of its Subsidiaries during such period, (i) each of base salary or base wage rate and a target annual cash incentive compensation opportunity at least as favorable as that provided to the Company Employee as of immediately prior to the Effective Time, (ii) employee benefits (excluding equity-based awards) that are at least substantially comparable in the aggregate as the employee benefits maintained for and provided to the Company Employee as of immediately prior to the Effective Time (excluding equity-based awards) and (iii) subject to the requirements of the ASX Listing Rules and Corporations Act, severance benefits that are at least as favorable as the severance benefits provided to the Company Employee as of immediately prior to the Effective Time.

(b)           For all purposes under the Parent Plans or other benefit plans maintained or sponsored by Parent, the Surviving Corporation or their Subsidiaries providing benefits to any employees after the Effective Time, each Company Employee will be credited with his or her years of service with the Company and its Subsidiaries before the Effective Time for purposes of vesting, benefits eligibility and level of benefits, to the same extent as such employee was entitled, before the Effective Time, to credit for such service under any similar Company Plan; provided, however, that such service crediting will not be required to the extent it would result in a duplication of benefits or under any defined benefit pension plan or retiree medical or insurance plan. Without limiting the generality of the foregoing, Parent shall use commercially reasonable efforts, and shall cause the Surviving Corporation to use commercially reasonable efforts, to (i) cause Company Employees to not be subject to any eligibility requirements, waiting periods, actively-at-work requirements or pre-existing condition limitations under any employee benefit plan of Parent, the Surviving Corporation or their Subsidiaries for any condition for which they would have been entitled to coverage under the corresponding Company Plan in which they participated prior to the Effective Time and (ii) credit under all employee benefit plans any eligible expenses incurred by such Company Employees and their covered dependents under a Company Plan during the portion of the year prior to the Effective Time for purposes of satisfying all co-payment, co-insurance, deductibles, maximum out-of-pocket requirements and other out-of-pocket expenses applicable to such Company Employees and their covered dependents in respect of the plan year in which the Effective Time occurs. Nothing in this Agreement will (A) create any right to employment, continued employment, or any term or condition of employment with Parent, the Company, the Surviving Corporation, or their respective Affiliates, (B) prevent the termination of employment of any Company Employee, (C) constitute or require the establishment, adoption or termination of, or amendment to, any Company Plan, Parent Plan, or other employee benefit plan, program, agreement or arrangement or (D) confer upon any Company Employee or any other Person any third-party beneficiary or similar rights or remedies.

5.11        Indemnification of Officers and Directors.

(a)            Parent shall cause the Surviving Corporation’s certificate of incorporation and bylaws to contain provisions no less favorable with respect to indemnification, advancement of expenses, and exculpation from liabilities of present and former directors, officers, and employees of the Company than are provided in the Company Organizational Documents as of the date hereof, which provisions may not be amended, repealed, or otherwise modified in any manner that would adversely affect the rights thereunder of any such individuals until six (6) years from the Effective Time, and, in the event that any Action is pending or asserted or any claim made during such period, until the disposition of any such Action or claim, unless such amendment, modification, or repeal (or other change to such indemnification, advancement of expenses, and exculpation provisions) is necessary to comply with applicable Law, in which case Parent shall, and shall cause the Surviving Corporation to, make such changes to the certificate of incorporation and the bylaws as to have the least adverse effect on the rights of the individuals referenced in this Section 5.11.

(b)           Without limiting any additional rights that any Person may have under any agreement or Company Plan, from and after the Effective Time, Parent and the Surviving Corporation shall, jointly and severally, for the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, to the fullest extent that the Company would be permitted to do so by applicable Law, indemnify and hold harmless each present (as of the Effective Time) or former director or officer of the Company when acting in such capacity (each, together with such director’s or officer’s heirs, executors, or administrators, an “Indemnified Party”), against all obligations to pay a judgment, settlement, or penalty, and reasonable expenses incurred in connection with any Action, whether civil, criminal, administrative, arbitrative, or investigative, and whether formal or informal, in each case, arising out of or pertaining to any action or omission occurring at or prior to the Effective Time, including any action or omission in connection with the fact that the Indemnified Party is or was an officer, director, employee, fiduciary, or agent of the Company or its Subsidiaries to the fullest extent that the Company or any of its Subsidiaries, as the case may be, would have been required under applicable Law and its respective certificate of incorporation, bylaws or other organizational documents in effect on the date of this Agreement to indemnify such Person. In the event of any such Action, to the extent permitted by applicable Law, each Indemnified Party is entitled to advancement of reasonable expenses incurred in the defense of the Action from the Surviving Corporation and Parent (provided that any Person to whom expenses are advanced will have provided to the extent required by applicable Law, an undertaking (in a reasonable and customary form) to repay such advances if it is finally determined that such Person is not entitled to indemnification).

(c)            Notwithstanding anything to the contrary in this Agreement, the Company may purchase prior to the Effective Time, and if the Company does not purchase prior to the Effective Time, the Surviving Corporation shall purchase at or after the Effective Time, a tail policy under the current directors’ and officers’ liability insurance policies maintained at such time by the Company, which tail policy (i) will be effective for a period from the Effective Time through and including the date six (6) years after the Effective Time with respect to claims arising from facts or events that existed or occurred prior to or at the Effective Time and (ii) will contain coverage that is at least as protective to such directors and officers as the coverage provided by such existing policies; provided, that, the aggregate premium for such tail policy will not be in excess of three hundred percent (300%) of the last annual premium paid by the Company prior to the Effective Time. Parent shall cause such policy to be maintained in full force and effect for their full term, and cause all obligations thereunder to be honored by the Surviving Corporation.

(d)           Without limiting any of the rights or obligations under this Section 5.11, from and after the Effective Time, the Surviving Corporation shall keep in full force and effect, and shall comply with the terms and conditions of, any agreement set forth on Section 5.11(d) of the Company Disclosure Letter providing for the indemnification of such Indemnified Party, and Parent hereby guarantees the obligations of the Surviving Corporation pursuant to such agreements.

(e)            This Section 5.11 will survive the consummation of the Merger and is intended to benefit, and is enforceable by, any Person referred to in this Section 5.11. The indemnification and advancement provided for in this Section 5.11 is not exclusive of any other rights to which the Indemnified Party is entitled whether pursuant to Law, contract, or otherwise. If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity resulting from such consolidation or merger or (ii) transfers all or a majority of its properties and assets to any Person, then, and in each such case, Parent shall make proper provision such that the successors and assigns of the Surviving Corporation assume the applicable obligations set forth in this Section 5.11.

5.12        Public Disclosure. The initial press release relating to this Agreement will be a joint press release and thereafter, Parent and the Company shall consult with each other before issuing (or permitting any Affiliate to issue), and provide the other party the reasonable opportunity to review and comment upon (and shall consider in good faith any reasonable comments made by the other party on), any ASX announcements, press release or other public statements with respect to (a) this Agreement or the Contemplated Transactions or (b) the other party’s (or its Subsidiaries’) respective business, financial condition or results of operations (a “Public Transaction Disclosure”), in each case, except (i) as required by applicable Law or a Governmental Body, (ii) as necessary to satisfy its disclosure obligations imposed by any applicable public stock exchange, the ASX Listing Rules, or any other similar self-regulatory organization or (iii) disclosures that contain only statements concerning this Agreement or the Contemplated Transactions or the other party’s (or its Subsidiaries’) respective business, financial condition or results of operations, in each case, that are consistent with and limited in all material respects to the statements contained in previous Public Transaction Disclosures. The restrictions of this Section 5.12 do not apply to communications in connection with and following a Company Adverse Recommendation Change made in compliance with Section 5.07 (solely for the period of time when such Company Adverse Recommendation Change remains in effect) or a Parent Adverse Recommendation Change made in accordance with Section 5.08 (solely for the period of time when such Parent Adverse Recommendation Change remains in effect).

5.13        Advice of Changes. Parent and the Company shall each promptly advise the other party of any Effect that (a) has had or is reasonably likely to have a Company Material Adverse Effect (in the case of the Company) or a Parent Material Adverse Effect (in the case of Parent) or (b) would or would reasonably be expected to cause, in the case of the Company, any of the conditions set forth in Section 6.02 not to be satisfied, or, in the case of Parent, any of the conditions set forth in Section 6.03 not to be satisfied; provided that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a failure of any condition set forth in Section 6.02 or Section 6.03 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case, unless the underlying breach would independently result in a failure of the conditions set forth in Section 6.02 or Section 6.03 not to be satisfied.

5.14        Stock Exchange Listings. Parent shall use its reasonable best efforts to cause (a) the Parent Ordinary Shares to be issued in the Merger to be approved for official quotation on the ASX subject to the lodgment by Parent of an Appendix 2A form on or as soon as practicable after the Effective Time and (b) the Parent ADRs to be approved for listing on any national securities exchange as may be reasonably selected by Parent prior to the Closing Date (the “Exchange”), subject to official notice of the proposed issuance, as promptly as reasonably practicable after the date of this Agreement, and in any event prior to the Closing Date.

5.15        Takeover Laws. Prior to the Effective Time, if any Takeover Law may become, or may purport to be, applicable to the Contemplated Transactions, each of Parent and the Company and the members of its respective board of directors (but only in their capacities as directors), to the extent permissible under applicable Law, shall grant such approvals and take such actions, in accordance with the terms of this Agreement, as are necessary so that the Contemplated Transactions and the Parent Share Issuance and the issuance of the New Parent Equity Awards may be consummated as promptly as practicable, and in any event prior to the Termination Date, on the terms and conditions contemplated hereby and otherwise, to the extent permissible under applicable Law, act to eliminate the effect of any Takeover Law on any of the Contemplated Transactions, the Parent Share Issuance and the issuance of the New Parent Equity Awards.

5.16        Section 16. Prior to the Effective Time, the Company Board shall approve the disposition of the Company equity securities (including derivative securities) in connection with the Merger by those directors and officers of the Company subject to the reporting requirements of Section 16 of the Exchange Act to the extent necessary for such disposition to be an exempt disposition pursuant to SEC Rule 16b-3.

5.17        Tax Matters.

(a)            For U.S. federal income tax purposes, it is intended that (v) the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and the regulations promulgated thereunder, (w) with respect to the Merger, this Agreement will constitute a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code, (x) with respect to the Merger, Parent will be treated as a corporation under Section 367(a) of the Code with respect to each transfer of property thereto in connection with the Merger (other than a transfer by a shareholder that is a U.S. Person and that holds five percent (5%) or more of Parent (within the meaning of Treasury Regulation Section 1.367(a)-3(b)(1)(i)) immediately following the Merger), (y) with respect to the Merger, the Company, Parent and Merger Sub will each be a party to the reorganization within the meaning of Section 368(b) of the Code, and (z) Parent should not be treated as a domestic corporation for U.S. federal income tax purposes by reason of Section 7874(b) of the Code as a result of the Contemplated Transactions (the qualifications and other matters referred to in clauses (v) through (z), collectively, the “Intended Tax Treatment”). Each of Parent and the Company shall, except as otherwise contemplated by this Agreement, cooperate with each other and use their respective reasonable best efforts to cause the Intended Tax Treatment to be obtained, including by refraining from any action, other than as contemplated by this Agreement (including the exhibits and schedules hereto, the Company Disclosure Letter and the Parent Disclosure Letter), that such party knows is reasonably likely to prevent the Intended Tax Treatment. Parent and the Company shall use commercially reasonable efforts to deliver to Skadden, Arps, Slate, Meagher & Flom LLP and Ropes & Gray LLP (or such other advisors) customary representation letters reasonably requested by such counsel (or other advisors), dated and executed as of the date the Registration Statement becomes effective or such other date(s) as reasonably requested by such counsel (or such other advisors) in connection with the filing of the Registration Statement and the documentation by the parties of the Intended Tax Treatment. Upon request of the Company, Parent shall use reasonable best efforts to promptly provide all necessary information, assistance and cooperation, including customary representation letters, as may be reasonably requested in connection with obtaining a written opinion of Ropes & Gray LLP, or such other nationally recognized Tax counsel reasonably satisfactory to the Company, dated as of the Closing Date, to the effect that the tax treatment described in Sections 5.17(a)(v), 5.17(a)(w), 5.17(a)(x) and 5.17 (a)(y) should apply with respect to the Merger and the transfer of the Company Shares (such opinion, the “Company Tax Opinion”), and/or in connection with obtaining a ruling from the U.S. Internal Revenue Service related to matters to be addressed with respect to the Intended Tax Treatment (such ruling, the “IRS Ruling”). For the avoidance of doubt, the Company Tax Opinion may rely on the IRS Ruling and such customary representation letters.

(b)           Prior to the date on which the Closing Date is determined or 10 business days prior to the Closing Date (whichever is later), the Company shall have the right to provide to Parent written notice that the Company elects to cause the Merger to not qualify as a “reorganization” within the meaning of Section 368(a) of the Code. If and to the extent such notice is provided, then notwithstanding anything to the contrary in this Agreement, Parent shall take such action as is reasonably necessary to cause Merger Sub to be directly and wholly owned for U.S. federal income tax purposes by an entity that is treated as a corporation for U.S. federal income tax purposes and that is not Parent, which is in turn directly owned by an entity that is treated as a corporation for U.S. federal income tax purposes and that is not Parent, it being understood that, notwithstanding the Intended Tax Treatment, the intention thereof is to cause the Merger to be taxable for U.S. federal income tax purposes and not to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

(c)            Prior to the Closing, the Company shall deliver to Parent a properly completed and executed (i) certification that meets the requirements of Treasury Regulations Sections 1.897-2(h)(1) and 1.1445-2(c)(3), dated not more than thirty (30) days prior to the Closing Date, and (ii) notice to the Internal Revenue Service, in accordance with the requirements of Treasury Regulations Section 1.897-2(h)(2), together with written authorization for Parent to deliver such notice and the original certification to the Internal Revenue Service on behalf of the Company after the Closing. The Company’s obligation to deliver such certificate shall not be considered an obligation under this Agreement for purposes of Article 6, but if the Company fails to deliver such certificate, Parent shall have the right, pursuant to Section 1.11, to withhold any amounts required to be withheld under Section 1445 of the Code and Treasury Regulations thereunder.

(d)           Parent shall, and shall cause the Surviving Corporation to, in connection with the Merger, comply with the reporting requirements of Treasury Regulations Section 1.367(a)-3(c)(6).

(e)            In order to give effect to the scrip for scrip rollover relief under subdivision 124-M of the Income Tax Assessment Act 1997 (Cth) (“ITAA 1997”) (the “Rollover Provisions”), Parent agrees that (i) it will not, as the Replacement Entity, make a choice under subsection 124-795(4) of the ITAA 1997 in relation to the exchange of the Company Shares by the Company Stockholders for the Parent Ordinary Shares, (ii) it will be at the Closing the ‘ultimate holding company’ of the ‘wholly-owned group’ in which Merger Sub is a member (as those terms are defined in section 995-1 of the ITAA 1997), (iii) it will not and must procure that no member of the wholly owned group referred to in clause (ii) will issue equity (other than the Parent Ordinary Shares), or owe new debt, such that the stockholders of the Company immediately prior to the Effective Time may be denied roll-over relief under the Rollover Provisions due to a failure of the condition in paragraph 124-780(3)(f) of the ITAA 1997.

(f)            Through the end of Parent’s tax year ending in 2024, Parent shall review its Tax status at least annually with qualified United States Tax advisors in order to determine whether or not Parent is a PFIC within the meaning of Section 1297 of the Code. This determination shall be made no later than January 31 of the following calendar year. If Parent determines that it is a PFIC, Parent shall notify its shareholders of such determination and, with respect to such PFIC, for the first taxable year to which such determination applies and for each taxable year thereafter through the end of Parent’s tax year ending in 2024, Parent shall promptly, but in no event later than January 31 of the following calendar year, provide the shareholders with a “PFIC Annual Information Statement” (within the meaning of Treasury Regulations section 1.1295-1(g)), which shall be signed by the PFIC or an authorized representative of the PFIC and which shall set forth the following information: (i) the first and last days of the taxable year of the PFIC; (ii) each shareholder’s pro rata shares of the ordinary earnings and net capital gain (as defined in Treasury Regulations Section 1.1293-1(a)(2)) of the PFIC for the taxable year indicated in clause (i) above; (iii) the amount of cash and the fair market value of other property distributed or deemed distributed to the shareholder during the taxable year of the PFIC to which the PFIC Annual Information Statement pertains; (iv) the statement that the PFIC will permit the shareholders to inspect and copy the PFIC’s permanent books of account, records, and such other documents as may be maintained by the PFIC to establish that the PFIC’s ordinary earnings and net capital gain are computed in accordance with U.S. federal income tax principles, and to verify these amounts and the shareholder’s pro rata shares thereof; and (v) such other information as may be required under applicable Treasury Regulations.

5.18        Stockholder Litigation. Each of the Company and Parent shall (a) provide the other party hereto, as applicable, prompt written notice (including reasonable details and any written demands or filings in respect of) of any Action by (or on behalf of) any stockholder (or purported stockholder) of such party that (i) questions or challenges, or would reasonably be expected to question or challenge, the validity of this Agreement or the other transactions or agreements contemplated hereby or any actions taken or to be taken by Parent, the Parent Board (or any committee thereof), the Company, the Company Board (or any committee thereof), any Affiliate of Parent or the Company and/or any director, officer or employee of the foregoing, in each case, in respect of this Agreement, the agreements contemplated hereby or the Contemplated Transactions or (ii) seeks to enjoin or otherwise restrain the Contemplated Transactions and (b) promptly update the other party as to the status and any developments with respect to any such Action. The Company shall (A) give Parent the opportunity to participate (at Parent’s own expense) in the defense or settlement of any such Action against the Company, its Affiliates, the Company Board (or any committee thereof) and/or any director, officer or employee of the Company or its Affiliates and (B) not agree (or commit to agree) to any settlement or resolution of any such Action without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

5.19        Financing Cooperation.

(a)          Prior to the Effective Time, each of the Company and Parent shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its and their Representatives to, on a timely basis, upon the reasonable request of the other party, provide reasonable cooperation that is customary in connection with the arrangement, marketing, syndication and consummation of the Financing or any other financing that Parent or any of its Subsidiaries or the Company or any of its Subsidiaries may pursue to the extent permitted by this Agreement (the Financing or any such financing, a “Permitted Financing”), including the following:

(i)             furnishing, or causing to be furnished, audited and unaudited financial statements, delivering customary information included in offering memoranda or prospectuses in connection with any Permitted Financing (other than portions customarily provided by financing sources) that is customary for an offering of securities of the type that may be offered in any Permitted Financing;

(ii)            providing reasonable assistance for the preparation of pro forma financial information and projections required to consummate any Permitted Financing or to comply with applicable Law;

(iii)           using reasonable best efforts to secure the consent of the independent accountants related to the financial statements described in this Section 5.19;

(iv)           requesting that the Company’s or Parent’s independent accountants, as applicable, reasonably participate in drafting sessions and accounting due diligence sessions in connection with any Permitted Financing, including requesting that they provide customary comfort letters (including “negative assurance” comfort) with respect to financial information related thereto, to the extent required in connection with the marketing and syndication of any such Permitted Financing or as are customarily required in an underwritten offering of securities;

(v)            providing reasonable assistance in the preparation of customary rating agency presentations, road show materials, customary bank or co-investor information memoranda, prospectuses, bank syndication materials, offering memoranda, private placement memoranda, definitive financing documents (as well as customary certificates) and similar or related documents customarily prepared in connection with any Permitted Financing;

(vi)           reasonably cooperating with customary marketing efforts for any Permitted Financing and any syndication, including causing its management team, with appropriate seniority and expertise, and external auditors and advisors, to assist in preparation for and to participate in a reasonable number of meetings, presentations, road shows, due diligence sessions, drafting sessions, and sessions with rating agencies, in each case, upon reasonable notice and at mutually agreeable dates and times;

(vii)          using reasonable best efforts to deliver to the other party any materials and documentation required under applicable “know your customer” and anti-money laundering laws;

(viii)         to the extent Parent or the Company will become a party to any definitive agreement in respect of any Permitted Financing, providing (including using reasonable best efforts to obtain such documents from its advisors) customary certificates, corporate authorizations and other customary closing documents and definitive agreements as may be reasonably requested;

(ix)           informing the other party that if previously issued financial statements included or intended to be used in connection with any Permitted Financing should no longer be relied upon or that a restatement is required or reasonably likely; and

(x)            reasonably cooperating with the other party in connection with (A) efforts to obtain customary corporate ratings; (B) assisting in obtaining opinions of counsel; (C) providing customary authorization letters to the financing sources; (D) providing customary authorizations for the use of trademarks, service marks and logos; (E) providing access to documents and other information reasonably requested in connection with continuing due diligence investigations; and (F) if reasonably requested, the payoff of existing indebtedness, whether in the form of a tender offer, change of control offer, redemption, satisfaction and discharge, consent solicitation, or otherwise;

provided that (1) neither the Company nor Parent shall be required to pay the other party’s commitment or other similar fee in connection with any Permitted Financing, (2) the effectiveness of any documentation executed by the Company or Parent, with respect thereto, the attachment of any Lien to any assets of the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as applicable, or any payoff of existing indebtedness shall be subject to the consummation of the Merger, and (3) no director or officer of the Company or Parent shall be required to execute any agreement, certificate, document or instrument with respect to any Permitted Financing that would be effective prior to the Closing (other than certifications of the financial statements).

(b)           All non-public or other confidential information shared pursuant to this Section 5.19 shall be kept confidential in accordance with the Confidentiality Agreement; provided that such information may be shared (i) on a confidential basis with prospective lenders and investors during syndication and marketing of any Permitted Financing in connection therewith and participants in such Permitted Financing, in each case that enter into confidentiality arrangements customary for financing transactions of the same type as such Permitted Financing (including with respect to investors, customary “click-through” confidentiality undertakings), and (ii) on a confidential basis with rating agencies; provided, further, that the foregoing shall not prohibit such information from being included in bank or co-investor information memoranda, prospectuses, bank syndication materials, offering memoranda and private placement memoranda (including under Rule 144A or a registered offering under the Securities Act). The Company hereby consents to the reasonable use of the Company’s and any of its Subsidiary’s trademarks, service marks and logos solely in connection with any Permitted Financing contemplated hereby; provided that such trademarks, service marks and logos are used in a manner that is not intended to or reasonably likely to harm or disparage such party’s reputation or goodwill, and on such other customary terms and conditions as shall be mutually agreed by the Company and Parent.

5.20        State Licensing. The Company shall, prior to the Closing, either (a) withdraw or cause its applicable Subsidiary to withdraw any pending filings or applications for those certain state Permits set forth on Section 5.20 of the Company Disclosure Letter; provided that neither the Company nor any of its Subsidiaries shall be required to withdraw any such application prior to the earlier of the date on which (i) the condition set forth in Section 6.01 is satisfied and (ii) the condition set forth in Section 6.03 is satisfied or (b) if any such filings or applications are approved prior to the time at which the Company or its applicable Subsidiary withdraws such filing or application surrender such Permit such that no approval by or consent from any Governmental Body is required under applicable Law with respect to such Permit.

5.21        Cooperation. Each of Parent and the Company shall, and shall cause its respective Subsidiaries, and shall instruct and direct its and their respective Representatives to, use reasonable best efforts, subject to applicable Laws (including Antitrust Laws), to cooperate with the other party in connection with planning the integration of the business operations of Parent and the Company and their respective Subsidiaries, which integration is to occur only after the Effective Time.

5.22        Receivables Purchase. Parent and the Company shall negotiate in good faith and use commercially reasonable efforts to enter into (or to cause their applicable Subsidiaries or special purpose entities to enter into), no later than the thirtieth (30th) day after the date of this Agreement, a mutually acceptable receivables purchase agreement substantially on the terms and conditions set forth in Section 5.22 of the Parent Disclosure Letter (the “Receivables Purchase Agreement”) under which, on the terms and subject to the conditions set forth in the Receivables Purchase Agreement, Parent (or its applicable Subsidiary or special purpose entity) shall, from time to time upon request of the Company commencing after the date set forth in Section 5.22 of the Parent Disclosure Letter, purchase receivables from the Company or its applicable Subsidiary (or special purpose entity) at par for an aggregate purchase price of up to AUS $50,000,000.

Article 6

CONDITIONS TO CLOSING

6.01        Conditions to All Parties’ Obligations. The obligations of Parent, Merger Sub and the Company to consummate the Contemplated Transactions and of Parent to consummate the Parent Share Issuance and the issuance of the New Parent Equity Awards are subject to the satisfaction (or, to the extent permitted by Law, written waiver by Parent and the Company) of the following conditions:

(a)            The Company Stockholder Approval will have been obtained;

(b)           The Parent Stockholder Approval will have been obtained;

(c)           The Registration Statement will have become effective under the Securities Act, and no stop order suspending the effectiveness of the Registration Statement will have been issued by the SEC and remain in effect and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn;

(d)           The Parent ADRs that are issuable pursuant to this Agreement shall have been authorized for listing on the Exchange, subject to official notice of issuance, and the Parent Ordinary Shares that are issuable pursuant to this Agreement shall have been authorized for listing on the ASX;

(e)            The F-6 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the F-6 shall have been issued and remain in effect and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn;

(f)            (i) The Australian Prospectus (to the extent required by applicable Law) will have been lodged with ASIC and the exposure period prescribed by section 727(3) of the Corporations Act will have elapsed (if applicable) and no stop order is issued by ASIC in relation to the Australian Prospectus and remains in effect or (ii) ASIC shall have granted Parent such consents, approvals, waivers, relief and exemptions, or have done such other acts, so as to permit the parties hereto to effect the Merger, the Contemplated Transactions and the Parent Share Issuance without requiring the Australian Prospectus to be lodged with ASIC;

(g)          The ASX and ASIC shall have provided to Parent and Merger Sub such consents, approvals, waivers, relief and exemptions, or do such other acts, as are required under the ASX Listing Rules, the Corporations Act and any other applicable Laws to undertake and effect the Merger and the other Contemplated Transactions and implement the Parent Share Issuance and the issuance of the New Parent Equity Awards, and in connection with the offer, issue and sale of the Parent Ordinary Shares and Parent ADRs being issued in the Merger and the exchange of shares mechanics set out in Article 1 and in connection with the offer, issue and sale of the New Parent Equity Awards (and the satisfaction by Parent and Merger Sub of any conditions imposed by ASX and ASIC (as applicable) in such consents, approvals, waivers, relief and exemptions (including any shareholder approvals required under the ASX Listing Rules)) (the “Australian Waivers”) or the ASX and ASIC (as applicable) will have confirmed to Parent that no such Australian Waivers are required;

(h)           Any applicable waiting period (and any extension thereof) applicable to the Contemplated Transactions under the HSR Act will have expired or been terminated (together with the Australian Waivers, the “Required Approvals”);

(i)            There will be no (i) Governmental Order (whether temporary, preliminary or permanent) enacted, promulgated, issued or entered by any Governmental Body of competent jurisdiction or (ii) Laws enacted or promulgated, in each case, that have the effect of enjoining, restraining, preventing or prohibiting consummation of the Contemplated Transactions or the Parent Share Issuance or the issuance of the New Parent Equity Awards or making consummation of the Contemplated Transactions or the Parent Share Issuance or the issuance of the New Parent Equity Awards illegal; and

(j)             The Required Approvals shall have been obtained without the imposition of any Burdensome Condition.

6.02        Conditions to Parent’s and Merger Sub’s Obligations. The obligation of Parent and Merger Sub to consummate the Contemplated Transactions, the Parent Share Issuance and the issuance of the New Parent Equity Awards is subject to the satisfaction (or, to the extent permitted by Law, written waiver by Parent) of the following conditions:

(a)            Each of the representations and warranties of the Company contained in (i) Article 2 (other than the representations and warranties contained in Section 2.01 (Organization and Corporate Power) (with respect to the Company), Section 2.02 (Authorization; Valid and Binding Agreement), Section 2.03 (Capital Stock) and Section 2.21 (Brokerage)) will be true and correct (without giving effect to any “material,” “materiality,” “Company Material Adverse Effect” or similar phrases) as of the date of this Agreement and, except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date), as of the Closing, except where any failure(s) of any such representation and warranty to be so true and correct, either individually or in the aggregate, has not had or would not reasonably be expected to have a Company Material Adverse Effect, (ii) Section 2.01 (Organization and Corporate Power) (with respect to the Company), Section 2.02 (Authorization; Valid and Binding Agreement) and Section 2.21 (Brokerage) will be true and correct in all material respects as of the date of this Agreement and, except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date), as of the Closing and (iii) Section 2.03 (Capital Stock) will be true and correct in all respects (except for de minimis inaccuracies) as of the date of this Agreement and, except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date), as of the Closing;

(b)           The Company shall have performed and complied, in all material respects, with all of the covenants and agreements under this Agreement that are required to be performed by it at or prior to the Closing;

(c)           Since the date of this Agreement, there will not have occurred any Effect that, individually or in the aggregate with any other Effect has had or would reasonably be expected to have a Company Material Adverse Effect;

(d)           Parent shall have received an opinion from nationally recognized Tax counsel or nationally recognized Tax advisors reasonably satisfactory to Parent as of the Closing Date concluding that Parent should not be treated as a domestic corporation for United States federal income Tax purposes by reason of Section 7874(b) of the Code as a result of the Contemplated Transactions; and

(e)           The Company will have delivered to Parent a certificate of the Company executed by a duly authorized executive officer thereof, dated as of the Closing Date, stating that the conditions set forth in Sections 6.02(a), (b) and (c) have been satisfied.

6.03        Conditions to Company’s Obligations. The obligations of the Company to consummate the Contemplated Transactions are subject to the satisfaction (or, to the extent permitted by Law, waiver by the Company) of the following conditions:

(a)            Each of the representations and warranties of Parent and Merger Sub contained in (i) Article 3 (other than the representations and warranties contained in Section 3.01 (Organization and Corporate Power) (with respect to Parent), Section 3.02 (Authorization; Valid and Binding Agreement), Section 3.03 (Capital Stock) and Section 3.12 (Brokerage)) will be true and correct (without giving effect to any “material,” “materiality,” “Parent Material Adverse Effect” or similar phrases) as of the date of this Agreement and, except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date), as of the Closing, except where any failure(s) of any such representation and warranty to be so true and correct, either individually or in the aggregate, has not had or would not reasonably be expected to have a Parent Material Adverse Effect, (ii) Section 3.01 (with respect to Parent) (Organization and Corporate Power), Section 3.02 (Authorization; Valid and Binding Agreement) and Section 3.12 (Brokerage) will be true and correct in material all respects as of the date of this Agreement and, except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date), as of the Closing and (iii) Section 3.03 (Capital Stock) will be true and correct in all respects (except for de minimis inaccuracies) as of the date of this Agreement and, except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date), as of the Closing;

(b)           Each of Parent and Merger Sub shall have performed and complied, in all material respects, with all of the covenants and agreements under this Agreement that are required to be performed by it at or prior to the Closing;

(c)           Since the date of this Agreement, there will not have occurred any Parent Material Adverse Effect or any Effect that, individually or in the aggregate with any other Effect has had or would reasonably be expected to have a Parent Material Adverse Effect; and

(d)           Parent will have delivered to the Company a certificate of Parent executed by a duly authorized executive officer thereof, dated as of the Closing Date, stating that the conditions set forth in Sections 6.03(a), (b) and (c) have been satisfied.

6.04        Waiver of Conditions. All conditions to the closing of the Merger will be deemed to have been satisfied or waived from and after the Effective Time.

Article 7

TERMINATION

7.01        Termination. This Agreement may be terminated and the Merger may be abandoned:

(a)           At any time prior to the Effective Time, by the mutual written consent of Parent and the Company;

(b)           by Parent:

(i)             at any time prior to the Effective Time, if any of the Company’s representations or warranties contained in this Agreement will be or have become untrue, or if the Company breaches any of the covenants or agreements in this Agreement to be performed by it, in each case, individually or in the aggregate, such that a condition set forth in Section 6.02(a) or Section 6.02(b) would not be satisfied or, to the extent permitted by Law, waived, and such untruth or breach is (A) incapable of being cured by the Company prior to the time period set forth in the following subclause (B) or (B) not cured by the earlier of the (1) Termination Date or (2) forty-fifth (45th) day after delivery by Parent to the Company of written notice of such untruth or breach; provided that Parent is not then in material breach of any of its representations and warranties or covenants or other agreements contained herein to be performed by it;

(ii)           at any time prior to the receipt of the Parent Stockholder Approval, if the Parent Board or any committee thereof effects a Parent Adverse Recommendation Change that is permitted by, and made in accordance with, Section 5.08(e) in order to enter into a definitive written agreement providing for a Superior Proposal; provided, that, in the case of such a Parent Adverse Recommendation Change, concurrently with such termination and in order for such termination to be effective, Parent enters into a definitive written agreement in respect of such Superior Proposal and pays the Parent Termination Fee in accordance with the terms of Section 7.03(b);

(iii)           if (A) the Company breaches in any material respect any of the covenants or agreements in Section 5.07 or (B) the Company Board or any committee thereof (I) makes a Company Adverse Recommendation Change, (II) does not include the Company Recommendation in the Proxy Statement or submits this Agreement to holders of Company Shares for adoption without the Company Recommendation, (III) withdraws, modifies or qualifies the Company Recommendation in a manner adverse to Parent, or resolves to do so or fails to reaffirm such recommendation within five (5) Business Days after Parent requests in writing that such action be taken, (IV) fails to recommend against acceptance of any publicly-disclosed tender offer or exchange offer for Company Shares by any Person (other than Parent or any of its Affiliates), within the ten (10) Business Day period commencing on the date such tender offer or exchange offer is first publicly disclosed, in any such case, whether or not permitted by the terms hereof, (V) recommends or endorses any Acquisition Proposal or (VI) publicly proposes or allows the Company or any of its Subsidiaries to publicly propose to take any of the actions in the foregoing subclauses (I)–(V).

(c)          by the Company:

(i)             at any time prior to the Effective Time, if any of Parent’s or Merger Sub’s representations or warranties contained in this Agreement will be or have become untrue, or if Parent or Merger Sub breaches any of the covenants or agreements in this Agreement to be performed by it, in each case, individually or in the aggregate, such that a condition set forth in Section 6.03(a) or Section 6.03(b) would not be satisfied or, to the extent permitted by Law, waived, and such untruth or breach is (A) incapable of being cured by Parent prior to the time period set forth in the following subclause (B) or (B) not cured by the earlier of the (1) Termination Date or (2) forty-fifth (45th) day after delivery by the Company to Parent of written notice of such untruth or breach; provided that the Company is not then in material breach of any of its representations and warranties or covenants or other agreements contained herein to be performed by it;

(ii)           at any time prior to the receipt of the Company Stockholder Approval, if the Company Board or any committee thereof effects a Company Adverse Recommendation Change that is permitted by, and made in accordance with, Section 5.07(e) in order to enter into a definitive written agreement providing for a Superior Proposal; provided, that, in the case of such a Company Adverse Recommendation Change, concurrently with such termination and in order for such termination to be effective, the Company enters into a definitive written agreement in respect of such Superior Proposal and pays the Termination Fee in accordance with the terms of Section 7.03(a); or

(iii)           if (A) Parent breaches in any material respect any of the covenants or agreements in Section 5.08 or (B) the Parent Board or any committee thereof (I) makes a Parent Adverse Recommendation Change, (II) does not include the Parent Recommendation in the Notice of Parent Extraordinary General Meeting, or submits the Transaction Resolutions to holders of Parent Ordinary Shares for approval without the Parent Recommendation, (III) withdraws, modifies or qualifies the Parent Recommendation in a manner adverse to the Company, or resolves to do so or fails to reaffirm such recommendation within five (5) Business Days after the Company requests in writing that such action be taken, (IV) fails to recommend against acceptance of any publicly-disclosed tender offer or exchange offer for Parent Ordinary Shares by any Person, within the ten (10) Business Day period commencing on the date such tender offer or exchange offer is first publicly disclosed, in any such case, whether or not permitted by the terms hereof, (V) recommends or endorses any Acquisition Proposal for Parent, or (VI) publicly proposes or allows Parent or any of its Subsidiaries to publicly propose to take any of the actions in the foregoing subclauses (I)–(V); provided, in the case of clause (IV), (V) and (VI) set forth above, this Agreement may not be terminated by the Company in the event the Parent Board fails to recommend against any tender offer or exchange offer or recommends or endorses any Acquisition Proposal that, in each case, is a Non-Conflicting Acquisition Proposal.

(d)         by either Parent or the Company, at any time prior to the Effective Time, if:

(i)             (A) the Contemplated Transactions violate any Governmental Order that becomes final and non-appealable, (B) there is in effect any Law that makes the Contemplated Transactions illegal or otherwise prohibited or (C) any Governmental Body required to grant any Required Approval has denied approval of any of the Contemplated Transactions, the Parent Share Issuance or the issuance of the New Parent Equity Awards and such denial has become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 7.01(d)(i) will not be available to any party hereto whose action or failure to act is the primary cause of the occurrence of the foregoing prohibition (solely if such action or failure to act constitutes a breach of, or failure to perform, any covenant or other agreement to be performed by such party under this Agreement);

(ii)            the Merger has not been consummated by 5:00 p.m., New York time on November 28, 2022 (the “Termination Date”); provided that, the right to terminate this Agreement under this Section 7.01(d)(ii), or to extend the Termination Date pursuant to the following proviso, will not be available to any party hereto whose action or failure to act is the primary cause of the failure of the Merger to occur on or before such date (solely if such action or failure to act constitutes a breach of, or failure to perform, any covenant or other agreement to be performed by such party under this Agreement); provided, further that, if the conditions set forth in Section 6.01(h) or, solely with respect to Antitrust Laws and Governmental Orders that relate to Antitrust Laws, Section 6.01(i) shall not have been satisfied as of such date and, in the case of an extension of the Termination Date by Parent, all other conditions to Parent’s obligations to consummate the Closing, the Parent Share Issuance and the issuance of the New Parent Equity Awards or, in the case of an extension of the Termination Date by the Company, all other conditions to the Company’s obligations to consummate the Closing, have been satisfied (other than those conditions that by their terms may only be satisfied on the Closing Date, but subject to the satisfaction or, to the extent permitted by Law, waiver of such conditions) as of such date, each of the Company and Parent may, by written notice provided to the other party, extend the Termination Date until February 28, 2023;

(iii)           the Company Stockholder Approval will not have been obtained at the Company Stockholders’ Meeting or at any adjournment or postponement thereof at which a vote on the adoption of this Agreement was taken; or

(iv)           the Parent Stockholder Approval will not have been obtained at the Parent Extraordinary General Meeting or at any adjournment or postponement thereof at which a vote on the adoption of this Agreement was taken.

7.02        Effect of Termination. Except as otherwise expressly provided herein, any proper and valid termination of this Agreement pursuant to Section 7.01 shall be effective upon the delivery of written notice of the terminating party to the other parties hereto, as applicable, specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail. In the event of the termination of this Agreement as provided in Section 7.01, this Agreement will become void and be of no further force or effect; provided, however, that (a) this Section 7.02, Section 7.03 and Article 8 will survive the termination of this Agreement and will remain in full force and effect, (b) Section 7.01(b)(ii) will survive the termination of this Agreement solely to the extent contemplated by Section 7.01(b)(ii) and will remain in full force and effect, (c) Section 7.01(c)(ii) will survive the termination of this Agreement solely to the extent contemplated by Section 7.01(c)(ii) and will remain in full force and effect and (d) notwithstanding anything to the contrary contained in this Agreement, no such termination will relieve any Person of any liability for damages resulting from (x) fraud or (y) material breach of this Agreement that is a consequence of an act or omission intentionally undertaken by the breaching party with knowledge that such act or omission would result in a material breach of this Agreement (an “Intentional Breach”).

7.03       Termination Fees; Reimbursable Expenses.

(a)          Payment of Termination Fee by the Company.

(i)             In the event that this Agreement is terminated by the Company pursuant to Section 7.01(c)(ii), then the Company shall pay to Parent the Termination Fee concurrently with such termination.

(ii)            In the event that this Agreement is terminated by Parent pursuant to Section 7.01(b)(iii), then the Company shall pay to Parent the Termination Fee as promptly as possible (but in any event within two (2) Business Days) following such termination.

(iii)           In the event that, prior to the termination of this Agreement in accordance with Section 7.01, (A) an Acquisition Proposal (whether or not conditional) with respect to the Company and/or its Subsidiaries has been made (x) known to senior management of the Company or the Company Board (or any committee thereof) or (y) directly to the Company Stockholders (generally), or any Person shall have publicly announced such an Acquisition Proposal or the intention to make such an Acquisition Proposal (whether or not conditional), (B) thereafter, this Agreement is terminated pursuant to Section 7.01(d)(ii) (and this Agreement was then terminable under Section 7.01(d)(iii)) or Section 7.01(d)(iii) and (C) concurrently with, or within twelve (12) months after, any such termination described in the foregoing subclause (B), the Company or any of its Affiliates enters into a definitive agreement (regardless of whether a transaction is consummated) with respect to, or otherwise consummates, any Acquisition Proposal with respect to the Company or any of its Subsidiaries (whether or not the same Acquisition Proposal as that referred to in the foregoing subclause (A)), then the Company shall, on the earlier of the date it enters into such definitive agreement and the date of the consummation of such transaction, pay to Parent the Termination Fee. For purposes of this Section 7.03(a)(iii), fifty percent (50%) shall be substituted for the twenty percent (20%) threshold set forth in the definition of “Acquisition Proposal.”

(iv)           Except in the event of fraud or an Intentional Breach, Parent’s right to receive the one-time payment of the Termination Fee (if and when due) from the Company as provided in this Section 7.03(a) will be the sole and exclusive remedy available to Parent against the Company or any of its former, current or future equityholders, directors, officers, Affiliates, agents or Representatives with respect to this Agreement and the Contemplated Transactions in the event that this Agreement is terminated by Parent or the Company under circumstances requiring the payment of the Termination Fee pursuant to this Section 7.03(a), and, upon such payment of the Termination Fee (if and when due), none of the Company’s or any of its former, current or future equityholders, directors, officers, Affiliates, agents or Representatives will have any further liability or obligation relating to or arising out of this Agreement or the Contemplated Transactions. The parties hereto acknowledge and agree that in no event will the Company be required to pay the Termination Fee on more than one occasion.

(b)          Payment of Termination Fee and Reimbursable Expenses by Parent.

(i)             In the event that this Agreement is terminated by Parent pursuant to Section 7.01(b)(ii), then Parent shall pay to the Company the Parent Termination Fee concurrently with such termination.

(ii)            In the event that this Agreement is terminated by the Company pursuant to Section 7.01(c)(iii), then Parent shall pay to the Company the Parent Termination Fee as promptly as possible (but in any event within two (2) Business Days) following such termination.

(iii)           In the event that this Agreement is terminated (A) by the Company or Parent pursuant to Section 7.01(d)(i) (in each case, solely to the extent such Governmental Order or other basis for termination under Section 7.01(d)(i) relates to any Antitrust Law) or (B) by the Company or Parent pursuant to Section 7.01(d)(ii) and, as of the time of such termination, either (x) the condition set forth in Section 6.01(i) is not satisfied (solely with respect to Antitrust Laws) or (y) neither the condition set forth in Section 6.01(h) nor the condition set forth in Section 6.01(i) (solely with respect to Antitrust Laws) is satisfied, and all of the conditions set forth in Section 6.01 (other than in Section 6.01(h) and Section 6.01(i) (solely with respect to Antitrust Laws)), Section 6.02 and Section 6.03 are satisfied or, to the extent permitted by applicable Law, waived (other than those conditions that by their nature are to be satisfied at the Closing, so long as such conditions would have been capable of being satisfied if the Closing were to occur on the date a notice of termination is delivered), then Parent shall pay to the Company the lesser of (1) the reasonable and documented out-of-pocket expenses incurred by the Company in connection with Section 5.09(b) and (2) five million Dollars ($5,000,000), unless the Termination Date is extended pursuant to Section 7.01(d)(ii) and thereafter this Agreement is terminated, in which case the amount for purposes of this clause (2) shall be eight million Dollars ($8,000,000) (the “Reimbursable Expenses”), as promptly as possible (but in any event within two (2) Business Days) following such termination; provided that, in the case of each of clauses (A) and (B) set forth above, the failure of the condition set forth in Section 6.01(h) or Section 6.01(i) to be satisfied did not result from any breach by the Company of any of the covenants or agreements to be performed by it or its obligations set forth herein.

(iv)           In the event that, prior to the termination of this Agreement in accordance with Section 7.01, (A) an Acquisition Proposal (whether or not conditional) with respect to Parent and/or its Subsidiaries has been made (x) known to senior management or the Parent Board (or any committee thereof) or (y) directly to the Parent Stockholders (generally), or any Person shall have publicly announced such an Acquisition Proposal or the intention to make such an Acquisition Proposal (whether or not conditional), (B) thereafter, this Agreement is terminated pursuant to Section 7.01(d)(ii) (and this Agreement was then terminable under Section 7.01(d)(iv)), or Section 7.01(d)(iv) and (C) concurrently with, or within twelve (12) months after, any such termination described in the foregoing subclause (B), Parent or any of its Subsidiaries enters into a definitive agreement (regardless of whether a transaction is consummated) with respect to, or otherwise consummates, any Acquisition Proposal with respect to Parent or any of its Subsidiaries (whether or not the same Acquisition Proposal as that referred to in the foregoing subclause (A)), then Parent shall, on the earlier of the date it enters into such definitive agreement and the date of the consummation of such transaction, pay to the Company the Parent Termination Fee. For purposes of this Section 7.03(b)(iv), fifty percent (50%) shall be substituted for the twenty percent (20%) threshold set forth in the definition of “Acquisition Proposal.”

(v)            Except in the event of fraud or an Intentional Breach, the Company’s right to receive the one-time payment of the Parent Termination Fee or the Reimbursable Expenses, as applicable (if and when due), from Parent as provided in this Section 7.03(b) will be the sole and exclusive remedy available to the Company against Parent or any of its former, current or future equityholders, directors, officers, Affiliates, agents or Representatives with respect to this Agreement, the Contemplated Transactions, the Parent Share Issuance and the issuance of the New Parent Equity Awards in the event that this Agreement is terminated by Parent or the Company under circumstances requiring the payment of the Termination Fee or the Reimbursable Expenses pursuant to this Section 7.03(b), and, upon such payment of the Parent Termination Fee or Reimbursable Expenses, as applicable (if and when due), none of Parent’s or any of its former, current or future equityholders, directors, officers, Affiliates, agents or Representatives will have any further liability or obligation relating to or arising out of this Agreement or the Contemplated Transactions. The parties hereto acknowledge and agree that in no event will Parent be required to pay the Parent Termination Fee or the Reimbursable Expenses on more than one occasion.

(c)           The parties hereto acknowledge and agree that (i) the agreements contained in this Section 7.03 are an integral part of the Contemplated Transactions, (ii) without these agreements, neither the Company nor Parent would enter into this Agreement and (iii) the Termination Fee and the Parent Termination Fee, as applicable, constitute liquidated damages and not a penalty. Accordingly, if either party fails promptly to pay any amount due pursuant to this Section 7.03 (such party, the “Defaulting Party”), and, in order to obtain such payment, the other party (the “Non-Defaulting Party”) commences an Action that results in a judgment against the Defaulting Party for the payment set forth in this Section 7.03, the Defaulting Party shall pay to the Non-Defaulting Party its costs, fees and expenses (including attorneys’ fees) in connection with such Action, together with interest on the Termination Fee or Parent Termination Fee, and such costs, fees and expenses to be reimbursed to the Non-Defaulting Party under this Section 7.03(c), in each case, from the date payment was required to be made until the date of such payment is actually made (at the prime rate published in the Wall Street Journal in effect on the date such payment was required to be made).

(d)           If this Agreement is terminated pursuant to a provision that calls for a payment to be made under this Section 7.03, it will not be a defense to the obligation of either the Company or Parent to pay hereunder that this Agreement could have been terminated under a different provision or could have been terminated at an earlier or later time.

Article 8

MISCELLANEOUS

8.01        Expenses. Except as otherwise expressly provided herein, Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall each pay its own expenses (including attorneys’ and accountants’ fees and expenses) in connection with the negotiation of this Agreement, the performance of its obligations hereunder and the consummation of the Contemplated Transactions (whether consummated or not).

8.02        Amendment. At any time prior to the Effective Time, any provision of this Agreement may be amended (whether before or after any required approval by the Company Stockholders or the Parent Stockholders) if, and only if, such amendment or waiver is in writing and signed by Parent, the Company and Merger Sub; provided, however, that after the receipt of the Company Stockholder Approval or the Parent Stockholder Approval, no amendment will be made which by applicable Laws or the rules of the ASX or the Exchange requires further approval of the Company Stockholders or Parent Stockholders, as applicable, without the further approval of the Company Stockholders or Parent Stockholders, as applicable.

8.03        Waiver.

(a)           No failure on the part of any party hereto to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party hereto in exercising any power, right, privilege or remedy under this Agreement, will operate as a waiver of such power, right, privilege or remedy, and no single or partial exercise of any such power, right, privilege or remedy will preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b)           No party hereto will be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party, and any such waiver will not be applicable or have any effect except in the specific instance in which it is given.

8.04        No Survival of Representations and Warranties. None of the representations, warranties or agreements contained in this Agreement or in any certificate, document or instrument delivered pursuant to this Agreement will survive the Effective Time, except for covenants and agreements which contemplate performance after the Effective Time or otherwise expressly by their terms survive the Effective Time.

8.05        Entire Agreement; Counterparts. This Agreement (and the exhibits hereto, the Company Disclosure Letter and the Parent Disclosure Letter), together with the Confidentiality Agreement and the Clean Team Agreement, constitute the entire agreement among the parties hereto and supersedes all other prior agreements and understandings, both written and oral, among or between any of the parties hereto with respect to the subject matter hereof, it being understood that the Confidentiality Agreement will continue in full force and effect until the Closing Date and will survive any termination of this Agreement. This Agreement may be executed in several counterparts (including counterparts delivered by electronic transmission), each of which will be deemed an original and all of which will constitute one and the same instrument.

8.06        Applicable Law; Jurisdiction.

(a)           This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the Contemplated Transactions, will be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws thereof.

(b)           Each of the parties hereto hereby (i) expressly and irrevocably submits to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware or if such Court of Chancery lacks subject matter jurisdiction, the United States Court for the District of Delaware in the event any dispute arises out of this Agreement or the Contemplated Transactions, (ii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iii) agrees that it shall not bring any action relating to this Agreement or the Contemplated Transactions in any court other than the Court of Chancery of the State of Delaware or if such Court of Chancery lacks subject matter jurisdiction, the United States District Court for the District of Delaware; provided, that, each of the parties hereto has the right to bring any action or proceeding for enforcement of a judgment entered by such court in any other court or jurisdiction.

(c)            To the extent that any party hereto has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, each such party hereby irrevocably (i) waives such immunity in respect of its obligations with respect to this Agreement and (ii) submits to the personal jurisdiction of each court described in Section 8.06(b).

8.07        Waiver of Jury Trial. EACH OF THE PARTIES HERETO KNOWINGLY, VOLUNTARILY, UNCONDITIONALLY AND IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING DIRECTLY OR INDIRECTLY TO THIS AGREEMENT OR THE CONTEMPLATED TRANSACTIONS.

8.08        Assignability. This Agreement will be binding upon, and will be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any rights, interests or obligations hereunder may be assigned by any party hereto without the prior written consent of all other parties hereto, and any attempted assignment of this Agreement or any of such rights, interests or obligations without such consent will be void and of no effect; provided, further that Merger Sub may assign this Agreement to any wholly owned Subsidiary of Parent without the prior written consent of the Company.

8.09        No Third Party Beneficiaries. Except for following the Effective Time, the right of the Indemnified Parties to enforce the provisions of Section 5.10 only, Parent, the Company and Merger Sub agree that (a) their respective representations, warranties and covenants set forth herein are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and (b) this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

8.10        Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement will be in writing and will be deemed to have been given and received (a) when personally delivered, (b) the day following the day on which the same has been delivered prepaid to a reputable national overnight air courier service, (c) the third (3rd) Business Day following the day on which the same is sent by certified or registered mail, postage prepaid or (d) when sent by electronic mail. Nothing herein contained shall be deemed to affect the right of any party hereto to serve process in any manner permitted by Law. Notices, demands and other communications, in each case to the respective parties hereto, will be sent to the applicable address set forth below, unless another address has been previously specified in writing:

Notices to Parent and Merger Sub:

Zip Co Limited
27 West 24th Street, Suite 200
New York, New York 10010

Attention:	David Tyler
Email:	david.tyler@zip.co

with a copy (which will not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001

Attention:	Jeffrey A. Brill, Esq.

Thomas W. Greenberg, Esq.

E-mail:	Jeffrey.Brill@skadden.com

Thomas.Greenberg@skadden.com

and

Arnold Bloch Leibler
Level 24, 2 Chifley Square
Sydney, New South Wales 2000
Australia

Attention:	Jeremy Leibler and Gavin Hammerschlag
Email:	JLeibler@abl.com.au

GHammerschlag@abl.com.au

Notices to the Company prior to the Closing Date:

Sezzle Inc.
251 N 1st Ave, Suite 200
Minneapolis, MN 55401

Attention:	Candice Ciresi
Email:	candice.ciresi@sezzle.com

with copy (which will not constitute notice) to:

Ropes & Gray LLP
Prudential Tower, 800 Boylston Street
Boston, MA 02199

Attention:	Jane Goldstein

Craig Marcus

Email:	Jane.Goldstein@ropesgray.com

Craig.Marcus@ropesgray.com

and

Squire Patton Boggs

Level 21, 200 Murray Street

Perth, Western Australia 6000

Australia

Attention:	Simon Rear and Michael Gajic

Email:	simon.rear@squirepb.com

michael.gajic@squirepb.com

8.11        Certain Definitions. For purposes of this Agreement the term:

“Accessed Party” has the meaning set forth in Section 5.01(a).

“Acquisition Proposal” means, other than the Contemplated Transactions (including the Financing), any proposal or offer for, or inquiry relating to, or any third-party indication of interest in, whether or not in writing, any transaction or series of transactions involving the (a) direct or indirect acquisition or purchase of a business or assets that constitutes twenty percent (20%) or more of the consolidated net revenues or net income or the assets (based on the fair market value thereof) of the Company or Parent, as applicable, and their respective Subsidiaries, taken as a whole, (b) direct or indirect acquisition or purchase of twenty percent (20%) or more of any class of equity securities or capital stock (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such equity securities or capital stock) of (x) the Company or Parent, as applicable, or (y) any of their respective Subsidiaries, as applicable, whose business (taken as a whole) constitutes twenty percent (20%) or more of the consolidated net revenues, net income or assets of the Company and its Subsidiaries or Parent and its Subsidiaries, as applicable, taken as a whole, or (c) merger, consolidation, restructuring, transfer of assets or other business combination, sale of shares of capital stock, tender offer, share exchange, exchange offer, recapitalization, reorganization, liquidation, dissolution, stock repurchase program or other similar transaction that, if consummated, would result, directly or indirectly, in any Person (or group of Persons) beneficially owning twenty percent (20%) or more of any class of equity securities or capital stock (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such equity securities or capital stock) of (x) the Company or Parent, as applicable or (y) any of their respective Subsidiaries, as applicable whose business (taken as a whole) constitutes twenty percent (20%) or more of the consolidated net revenues, net income or assets of the Company and its Subsidiaries or Parent and its Subsidiaries, as applicable, taken as a whole, other than the Contemplated Transactions.

“Action” means any claim, controversy, charge, cause of action, complaint, demand, audit, examination, mediation, notice, action, suit, mediation, arbitration, proceeding, investigation or other legal proceeding, in each case, by or before any Governmental Body.

“Adjusted Option” has the meaning set forth in Section 1.07(b)(ii).

“Adjusted RSU” has the meaning set forth in Section 1.07(b)(i).

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person. For the purposes of this definition, “controlling,” “controlled” and “control” mean the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.

“Agreement” has the meaning set forth in the Preamble.

“AML Laws” means, as applicable, the financial recordkeeping and reporting requirements of (i) the Currency and Foreign Transactions Reporting Act of 1970 (i.e., the Bank Secrecy Act), as amended, (ii) the EU Anti-Money Laundering Directives and any laws, decrees, administrative orders, circulars, or instructions implementing or interpreting the same and (iii) any other money laundering statutes of all jurisdictions in which the Company operates, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Body.

“Angel Loan Fund Agreement” means the Loan Agreement, dated as of June 26, 2018 (as supplemented by the In Event of Sale Agreement, dated as of June 26, 2018), by and between the Company and the Minnesota Department of Employment and Economic Development.

“Antitrust Laws” has the meaning set forth in Section 5.09(b).

“ASIC” means the Australian Securities & Investments Commission.

“ASX” means ASX Limited or the market operated by it, as the context requires

“ASX Listing Rules” has the meaning set forth in Section 2.06.

“ASX Settlement” means ASX Settlement Pty Ltd (ABN 49 008 504 532).

“ASX Settlement Rules” means the operating rules of the settlement facility provided by ASX Settlement.

“Australian Prospectus” has the meaning set forth in Section 5.02.

“Australian Stockholder” means (a) any Company Stockholder that receives the offer of Parent Ordinary Shares in Australia (and its external territories) as such Company Stockholder’s Merger Consideration or (b) any Company Stockholder, holder of vested Company Options or vested Company RSUs, as applicable, whose address shown in the register of Company Stockholders, vested Company Options or vested Company RSU’s, as applicable, as maintained by the Company is in Australia (and its external territories).

“Australian Waivers” has the meaning set forth in Section 6.01(g).

“Awards” has the meaning set forth in Section 2.03(b).

“Bankruptcy and Equity Exception” has the meaning set forth in Section 2.02.

“Book-Entry Share” has the meaning set forth in Section 1.09.

“Burdensome Condition” means any action if such action would, or would reasonably be expected to, (a) prevent consummation of the Contemplated Transactions, including the Merger, (b) limit or otherwise adversely affect the right of Parent and its Subsidiaries to control any of the Company and its Subsidiaries or (c) have a material adverse effect on the business, condition (financial or otherwise), assets, operations, or results of operations of Parent and its Subsidiaries, taken as a whole, together with the Company and its Subsidiaries, taken as a whole, on a combined basis.

“Business Day” means any day that is both (i) not a Saturday, a Sunday or a day on which the banks in New York, New York, the United States of America, or Sydney, New South Wales, Australia, are authorized or required to close by applicable Law and (ii) a business day as defined in the ASX Listing Rules.

“Certificate” has the meaning set forth in Section 1.09.

“Certificate of Merger” has the meaning set forth in Section 1.03.

“CHESS” means the clearing house electronic sub-register system of share transfers operated by ASX Settlement.

“Clean Team Agreement” has the meaning set forth in Section 5.01(c).

“Closing” has the meaning set forth in Section 1.02.

“Closing Date” has the meaning set forth in Section 1.02.

“Code” has the meaning set forth in Section 1.11.

“Company” has the meaning set forth in the Preamble.

“Company Adverse Recommendation Change” has the meaning set forth in Section 5.07(e).

“Company ASX Documents” has the meaning set forth in Section 2.07(a)

“Company Balance Sheet Date” means September 30, 2021.

“Company Board” has the meaning set forth in the Recitals.

“Company CDIs” means CHESS Depositary Interests representing shares of the Company Shares (in the ratio of one (1) Company Share to one (1) CDI).

“Company Disclosure Letter” has the meaning set forth in Article 2.

“Company Employee” has the meaning set forth in Section 5.10(a).

“Company Equity Awards” means the Company Options, Company RSUs and Company Restricted Shares.

“Company Form 10” means the Form 10 (File no. 000-56267) filed by the Company with the SEC, as amended.

“Company IP Contracts” means all Contracts in force, the primary subject of which is the grant of rights, title or interests with respect to Intellectual Property and under which the Company or any of its Subsidiaries has obtained from or granted to any third party any license, covenant not to sue, covenant to restrict use or registration, co-existence agreement, settlement agreement or other right, title or interest in any Intellectual Property that is material to the continued operation of the businesses of the Company or any of its Subsidiaries as of the date of this Agreement, except for (a) non-exclusive licenses of Intellectual Property granted to or obtained from customers or contractors in connection with the provision of goods or services in the ordinary course of business, (b) Contracts with respect to Off-the-Shelf Software, and (c) standard nondisclosure and invention assignment agreements entered into in the ordinary course of business.

“Company Material Adverse Effect” means any change, effect, event, inaccuracy, development, circumstance, occurrence, or other matter (each, an “Effect”) that, individually or in the aggregate with any other change, effect, event, development, circumstance, occurrence, or other matter (i) has a material adverse effect on the business, condition (financial or otherwise), assets, operations, or results of operations of the Company and its Subsidiaries, taken as a whole; or (ii) would prevent, materially impede or materially delay the consummation of the Merger; provided, however, that, solely in determining whether a Company Material Adverse Effect has occurred with respect to the foregoing clause (i), any Effect occurring after the date of this Agreement to the extent resulting from any of the following will not be deemed to constitute a Company Material Adverse Effect and will be disregarded in determining whether a Company Material Adverse Effect has occurred: (a) matters generally affecting the U.S. or foreign economies, financial or securities markets, or political, legislative, or regulatory conditions, or the industry in which the Company and its Subsidiaries operate, in each case, except to the extent such matters have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the effects on other companies in the industry in which the Company and its Subsidiaries operate, (b) the negotiation, execution, announcement or pendency of, or entry into (except for purposes of Section 2.02), this Agreement or the Contemplated Transactions, (c) any change in the market price or trading volume of the Company Shares; provided, that, this exception will not preclude a determination that any matter underlying such change has resulted in or contributed to a Company Material Adverse Effect, unless otherwise excluded from the definition of Company Material Adverse Effect, (d) acts of war or terrorism (or the escalation of the foregoing) or natural disasters or other force majeure events, (e) changes in Laws, regulations, or accounting principles, or interpretations thereof, except to the extent such changes have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the impact on other companies in the industry in which the Company and its Subsidiaries operate, (f) the performance of this Agreement and the Contemplated Transactions, including compliance with covenants set forth herein, or any action taken or omitted to be taken by the Company (1) at the written request or with the prior written consent of Parent or (2) due to Parent rejecting in writing a request made by the Company in writing to take an action that is otherwise prohibited by this Agreement, (g) the Credit Agreement Amendment or New Credit Agreement not being executed; provided, that the Company has complied in all material respects with its obligations under Section 5.09(f), (h) any regulatory changes, effects, developments or occurrences relating to or affecting any of the Company’s Products, in each case, except to the extent such matters have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the effects on other companies in the industry in which the Company and its Subsidiaries operate, (i) the initiation or settlement of any legal proceedings commenced by or involving (1) any Governmental Body in connection with this Agreement or the Contemplated Transactions or (2) any current or former stockholder (on their own or on behalf of the Company) arising out of or related to this Agreement or the Contemplated Transactions, (j) matters set forth in Section 2.09 of the Company Disclosure Letter, (k) any failure by the Company to meet any internal or analyst projections or forecasts or estimates of revenues, earnings, or other financial metrics for any period; provided, that, this exception will not preclude a determination that any matter underlying such failure has resulted in or contributed to a Company Material Adverse Effect, unless otherwise excluded from the definition of Company Material Adverse Effect, or (l) any epidemics, pandemics, disease outbreaks (including COVID-19), or public health emergencies (as declared by the World Health Organization or the Health and Human Services Secretary of the United States) or any Law or guideline issued by a Governmental Body, the U.S. Centers for Disease Control and Prevention, the State or Territory Governments of Australia or the Commonwealth of Australia or the World Health Organization or an industry group providing for business closures, “sheltering-in-place” or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak (including COVID-19), in each case of this clause (l), except to the extent such matters have a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the effects on other companies in the industry in which the Company and its Subsidiaries operate.

“Company Material Contract” has the meaning set forth in Section 2.13(a)(xvii).

“Company Notice of Change” has the meaning set forth in Section 5.07(f).

“Company Option” means an option to purchase a Company Share granted under a Company Stock Plan.

“Company Organizational Documents” has the meaning set forth in Section 2.01.

“Company Owned Intellectual Property” means all Intellectual Property that is owned by the Company or any of its Subsidiaries.

“Company Owned Software” has the meaning set forth in Section 2.14(g).

“Company Permits” has the meaning set forth in Section 2.20(b).

“Company Plan” means a Plan that the Company or any of its Subsidiaries sponsors, maintains, contributes to, is obligated to contribute to, in each case, for the benefit of any current or former employee, officer, individual independent contractor or director of the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has any Liability; provided, however, that Company Plan will not include any Plan that is maintained for the benefit of current or former employees, officers, individual independent contractors or directors of the Company or any of its Subsidiaries who are primarily located in a jurisdiction other than the U.S. if the benefits provided thereunder are required to be provided by statute and do not exceed the level of benefits required to be so provided. For clarity, “Company Plans” includes “Company Stock Plans.”

“Company Public Documents” has the meaning set forth in Section 2.07(a)

“Company Real Property” has the meaning set forth in Section 2.11(b).

“Company Recommendation” has the meaning set forth in Section 2.02.

“Company Registered Intellectual Property” has the meaning set forth in Section 2.14(a).

“Company Restricted Share” means a Company Share issued under a Company Stock Plan that is subject to a substantial risk of forfeiture.

“Company RSU” means a restricted stock unit granted under a Company Stock Plan.

“Company SEC Documents” has the meaning set forth in Section 2.07(a)

“Company Share” has the meaning set forth in the Recitals.

“Company Stock Plans” has the meaning set forth in Section 2.03(b).

“Company Stockholder Approval” has the meaning set forth in Section 2.02.

“Company Stockholders” has the meaning set forth in the Recitals.

“Company Stockholders’ Meeting” has the meaning set forth in Section 5.03(a).

“Company Support Agreements” has the meaning set forth in the Recitals.

“Company TSR” has the meaning set forth in Section 1.07(b)(ii)(1).

“Confidentiality Agreement” has the meaning set forth in Section 5.01(c).

“Company Tax Opinion” has the meaning set forth in Section 5.17(a).

“Contemplated Transactions” has the meaning set forth in the Recitals.

“Contract” means any written, oral or other agreement, contract, subcontract, lease, sub-lease, occupancy agreement, binding understanding, obligation, promise, instrument, indenture, mortgage, note, option, warranty, purchase order, license, sublicense, commitment or undertaking of any nature, which, in each case, is legally binding upon a party or under which such party’s properties or assets are bound.

“Copyrights” means all registered works of authorship (whether or not copyrightable) and all copyrights (whether or not registered), including all registrations thereof and applications therefor, and all renewals, extensions, restorations and reversions of the foregoing.

“Corporations Act” means the Corporations Act 2001 (Cth).

“COVID-19” means the novel coronavirus, SARS-CoV-2 or COVID-19 (and all related strains and sequences) or any mutations thereof and/or any worsening of such matters.

“COVID-19 Measures” means any quarantine, isolation, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other legal requirement, decree, judgment, injunction or other order, directive or guidelines by any Governmental Body or industry group in connection with or in response to COVID-19, including, the Coronavirus Aid, Relief, and Economic Security (CARES) Act.

“COVID-19 Relief Legislation” means the Coronavirus Aid, Relief, and Economic Security Act, Pub. L. 116-136, the Consolidated Appropriations Act, 2021, Pub. L. 116-260, the American Rescue Plan Act of 2021, Pub. L. 117-2, and any similar U.S., non-U.S., state or local grant, subsidy, allowance, relief scheme, stimulus fund, program or measure enacted by a Governmental Body in connection with or in response to COVID-19.

“Credit Agreement Amendment” has the meaning set forth in Section 5.09(f).

“Defaulting Party” has the meaning set forth in Section 7.03(c).

“Depositary Bank” has the meaning set forth in Section 1.10(a)

“DGCL” has the meaning set forth in Section 1.01.

“Effect” has the meaning set forth in the definition of Company Material Adverse Effect.

“Effective Time” has the meaning set forth in Section 1.03.

“Election” has the meaning set forth in Section 1.08(b).

“Election Deadline” has the meaning set forth in Section 1.08(a).

“Election Period” has the meaning set forth in Section 1.08(c)

“Environmental Laws” means all Laws concerning (a) pollution, restoration or protection of the environment or human health (in regards to exposure to Hazardous Substances) and/or (b) the handling, use, presence, disposal, release or threatened release of, or exposure to, any Hazardous Substance.

“ERISA” has the meaning set forth in Section 2.17(d).

“ERISA Affiliate” means any trade or business (whether or not incorporated) which is, or has at any relevant time been, under common control, or treated as a single employer, with the Company, Parent or any of their respective Subsidiaries, as applicable, under Sections 414(b), (c), (m) or (o) of the Code.

“Exchange” has the meaning set forth in Section 5.14.

“Exchange Act” has the meaning set forth in Section 2.06.

“Exchange Agent” has the meaning set forth in Section 1.10(a).

“Exchange Fund” has the meaning set forth in Section 1.10(a).

“Exchange Rate” means the Australian dollar / U.S. dollar exchange rate official closing mid-market exchange rate published on the Reserve Bank of Australia website (http://www.rba.gov/au/statistics/frequency/exchange-rates.html) on the applicable date of determination.

“Exchange Ratio” means 0.98.

“Excluded Shares” has the meaning set forth in Section 1.07(a)(ii).

“Existing Credit Agreement” means the Revolving Credit and Security Agreement, dated as of February 10, 2021 (as amended by Amendment No. 1, dated as of April 29, 2021), by and among Sezzle Funding SPE II, LLC, the lenders party thereto and Goldman Sachs Bank USA, as administrative agent for the secured parties.

“FCPA” has the meaning set forth in Section 2.20(d).

“Finance Leases” means all obligations and liabilities for or under finance leases (determined in accordance with GAAP or IFRS, as applicable).

“Financing” has the meaning set forth in the Recitals.

“Form 8-A” has the meaning set forth in Section 5.06.

“Form F-6” has the meaning set forth in Section 5.06.

“Form of Election” has the meaning set forth in Section 1.08(c).

“Former Subsidiary Excluded Shares” has the meaning set forth in Section 1.07(a)(ii).

“GAAP” means U.S. generally accepted accounting principles as in effect from time to time.

“Governmental Body” means any federal, state, provincial, local, municipal, foreign or other governmental or quasi-governmental authority, securities exchange (including, among others, the ASX), regulator or body, including, any arbitrator or arbitral body, and mediator, or any department, minister, agency, commission, commissioner, board, subdivision, bureau, agency, instrumentality, court or other tribunal of any of the foregoing (including any state attorney general).

“Governmental Order” means any injunction, order, rule, judgment, decree, writ, stipulation, enforcement action, memorandum of understanding, determination, award or other similar arrangement by any Governmental Body or securities exchange (including, among others, the ASX).

“Hazardous Substance” means any (a) petroleum products or byproducts, radioactive materials, friable asbestos or other similarly hazardous substances or (b) waste, material or substance defined or regulated as a “hazardous substance,” “hazardous material,” “hazardous waste,” “pollutant” or terms of similar import under any Environmental Law.

“HSR Act” has meaning set forth in Section 2.06.

“IFRS” means International Financial Reporting Standards as applied in Australia pursuant to the Australian Accounting Standards.

“Implied Per Share Value” means AUS $2.17.

“Indebtedness” means, with respect to any Person, without duplication: (a) the principal, accreted value, accrued and unpaid interest, fees and prepayment premiums or penalties, unpaid fees or expenses and other monetary obligations in respect of (i) indebtedness of such Person for borrowed money and (ii) indebtedness evidenced by notes, debentures, bonds, or other similar instruments for the payment of which such Person is liable; (b) all obligations of such Person issued or assumed as the deferred purchase price of property or services (other than trade payables or accruals incurred in the ordinary course of business and payable in accordance with customary practices); (c) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction; (d) all obligations of such Person under Finance Leases; (e) all obligations of the type referred to in clauses (a) through (d) of any Persons for the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations (but solely to the extent of the maximum such potential responsibility or liability); and (f) all obligations of the type referred to in clauses (a) though (e) of other Persons secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person); provided, that, if such Person has not assumed such obligations, then the amount of Indebtedness of such Person for purposes of this clause (f) will be equal to the lesser of the amount of the obligations of the holder of such obligations and the fair market value of the assets of such Person which secure such obligations.

“Indemnified Party” has the meaning set forth in Section 5.11(b).

“Intellectual Property” means all: (a) Trademarks; (b) Patents; (c) Trade Secrets; (d) Copyrights; and (e) other intellectual property rights, whether registered or unregistered, with respect to (a) through (e), in any jurisdiction worldwide.

“Intended Tax Treatment” has the meaning set forth in Section 5.17(a).

“Intentional Breach” has the meaning set forth in Section 7.02.

“Intervening Event” means any material event, material development or material change in circumstances occurring or arising after the date of this Agreement to the extent that such event, development or change in circumstances (a) was neither known nor reasonably foreseeable by the Company Board or Parent Board, as applicable, as of or prior to the date of this Agreement and (b) does not relate in any way to any Acquisition Proposal with respect to the party determining that an Intervening Event has occurred (including receipt, existence or terms of any Acquisition Proposal or any matter relating thereto or consequence thereof); provided that in no event shall the following constitute or be taken into account in determining the existence of an Intervening Event: (1) the parties hereto meeting, exceeding or failing to meet projections, plans or financial forecasts for any period, (2) any decline in the trading price or trading volume of the shares or capital stock of a party hereto, (3) changes in economic conditions or financial markets in the United States, Australia or elsewhere or (4) changes in Laws or the interpretation thereof.

“IPO” means a public offering of the equity securities, or de-SPAC transaction or direct listing of capital stock of the Company, any Subsidiary of the Company or any successor of the Company (excluding the Surviving Corporation or Parent).

“IRS Ruling” has the meaning set forth in Section 5.17(a).

“ITAA 1997” has the meaning set forth in Section 5.17(e).

“Key Employee” means any vice president or more senior employee of the Company or Parent, as applicable, or any of their respective Subsidiaries, employed as of the date of this Agreement.

“Knowledge” of Parent or the Company, as applicable means the actual knowledge of the individuals set forth on Section 8.11(a) of the Company Disclosure Letter and Section 8.11(a) of the Parent Disclosure Letter after due inquiry of his or her direct reports.

“Law” means any applicable foreign, Australian or U.S. federal, state, local, provincial, or municipal law (including common law), treaty, statute, code, order, ordinance, Permit, rule (including the ASX Listing Rules), regulation, or other requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.

“Liability” means, with respect to any Person, any liability or obligation of that Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, asserted or unasserted, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of that Person in accordance with GAAP.

“Liens” means any lien, mortgage, security interest, pledge, encumbrance, deed of trust, security interest, claim, lease, charge, option, preemptive right, subscription right, easement, servitude, proxy, voting trust or agreement, transfer restriction under any shareholder or similar agreement, encumbrance or restriction.

“M&A Committee” has the meaning set forth in the Recitals.

“M&A Committee Recommendation” has the meaning set forth in the Recitals.

“Measurement Date” has the meaning set forth in Section 2.03(a).

“Merger” has the meaning set forth in the Recitals.

“Merger Consideration” has the meaning set forth in Section 1.07(a)(iii)(B).

“Merger Sub” has the meaning set forth in the Preamble.

“Merger Sub Board” has the meaning set forth in the Recitals.

“New Credit Agreement” has the meaning set forth in Section 5.09(f).

“New Parent Equity Awards” means, collectively, the Adjusted RSUs and Adjusted Options.

“Non-Conflicting Acquisition Proposal” means an Acquisition Proposal with respect to Parent that would not, or would not reasonably be likely to, significantly decrease the likelihood of consummating, or significantly delay the consummation of, the Contemplated Transactions, the Parent Share Issuance or the Financing, including as a result of decreasing the likelihood of obtaining, or increasing the likelihood of significantly delaying the obtainment of, the Required Approvals.

“Non-Defaulting Party” has the meaning set forth in Section 7.03(c).

“Non-U.S. Plan” means a Plan that is subject to the Laws of a jurisdiction other than the U.S. (whether or not U.S. Law also applies).

“Notice of Parent Extraordinary General Meeting” has the meaning set forth in Section 5.03(c)(i).

“OECD Convention” has the meaning set forth in Section 2.20(d).

“Off-the-Shelf Software” means Software, other than Open Source Software, obtained from a third party on a non-exclusive basis on general commercial terms, for fixed payments of less than two hundred and fifty thousand dollars ($250,000) in the aggregate or annual payments of less than two hundred and fifty thousand dollars ($250,000) per year.

“Open Source Software” means any Software that is distributed (a) as “free software” (as defined by the Free Software Foundation), (b) pursuant to any license identified as an “open source license” or that substantially conforms to the “open source definition” (as those terms are defined by the Open Source Initiative), or (c) under any similar licensing or distribution model as (a) or (b).

“Parent” has the meaning set forth in the Preamble.

“Parent ADR” has the meaning set forth in Section 1.07(a)(iii)(B).

“Parent ADR Electing Consideration” has the meaning set forth in Section 1.07(a)(iii)(B).

“Parent ADR Electing Shares” has the meaning set forth in Section 1.07(a)(iii)(B).

“Parent ADR Election” has the meaning set forth in Section 1.07(a)(iii)(B).

“Parent Adverse Recommendation Change” has the meaning set forth in Section 5.08(e).

“Parent ASX Documents” has the meaning set forth in Section 3.08(a).

“Parent Balance Sheet Date” means September 30, 2021.

“Parent Board” has the meaning set forth in the Recitals.

“Parent Disclosure Letter” has the meaning set forth in Article 3.

“Parent Equity Plan” means the Plan under which Parent or any of its Subsidiaries has granted any equity or equity-based compensation, in each case, as amended.

“Parent Excluded Shares” has the meaning set forth in Section 1.07(a)(i).

“Parent Extraordinary General Meeting” has the meaning set forth in the Recitals.

“Parent Material Adverse Effect” means any Effect that, individually or in the aggregate with any other Effect, (i) has a material adverse effect on the business, condition (financial or otherwise), assets, operations, or results of operations of Parent and its Subsidiaries, taken as a whole; or (ii) would prevent, materially impede or materially delay the consummation of the Merger; provided, however, that, solely in determining whether a Parent Material Adverse Effect has occurred with respect to the foregoing clause (i), any Effect occurring after the date of this Agreement to the extent resulting from any of the following will not be deemed to constitute a Parent Material Adverse Effect and will be disregarded in determining whether a Parent Material Adverse Effect has occurred: (a) matters generally affecting the U.S. or foreign economies, financial or securities markets, or political, legislative, or regulatory conditions, or the industry in which Parent and its Subsidiaries operate, in each case, except to the extent such matters have a materially disproportionate adverse effect on Parent and its Subsidiaries, taken as a whole, relative to the effects on other companies in the industry in which Parent and its Subsidiaries operate, (b) the negotiation, execution, announcement or pendency of, or entry into (except for purposes of Section 3.02), this Agreement or the Contemplated Transactions, (c) any change in the market price or trading volume of the Parent Ordinary Shares; provided, that, this exception will not preclude a determination that any matter underlying such change has resulted in or contributed to a Parent Material Adverse Effect, unless otherwise excluded from the definition of Parent Material Adverse Effect, (d) acts of war or terrorism (or the escalation of the foregoing) or natural disasters or other force majeure events, (e) changes in Laws, regulations, or accounting principles, or interpretations thereof, except to the extent such changes have a materially disproportionate adverse effect on Parent and its Subsidiaries, taken as a whole, relative to the impact on other companies in the industry in which Parent and its Subsidiaries operate, (f) the performance of this Agreement and the Contemplated Transactions, including compliance with covenants set forth herein, or any action taken or omitted to be taken by Parent (1) at the written request or with the prior written consent of the Company or (2) due to the Company rejecting in writing a request made by Parent in writing to take an action that is otherwise prohibited by this Agreement, (g) any regulatory changes, effects, developments or occurrences relating to or affecting any of Parent’s Products, in each case, except to the extent such matters have a materially disproportionate adverse effect on Parent and its Subsidiaries, taken as a whole, relative to the effects on other companies in the industry in which Parent and its Subsidiaries operate, (h) the initiation or settlement of any legal proceedings commenced by or involving (1) any Governmental Body in connection with this Agreement, the Contemplated Transactions or the Parent Share Issuance or the issuance of the New Parent Equity Awards or (2) any current or former stockholder (on their own or on behalf of Parent) arising out of or related to this Agreement, the Contemplated Transactions or the Parent Share Issuance or the issuance of the New Parent Equity Awards, (i) matters set forth in Section 3.10 of the Parent Disclosure Letter, (j) any failure by Parent to meet any internal or analyst projections or forecasts or estimates of revenues, earnings, or other financial metrics for any period; provided, that, this exception will not preclude a determination that any matter underlying such failure has resulted in or contributed to a Parent Material Adverse Effect, unless otherwise excluded from the definition of Parent Material Adverse Effect, or (k) any epidemics, pandemics, disease outbreaks (including COVID-19), or public health emergencies (as declared by the World Health Organization or the Health and Human Services Secretary of the United States) or any Law or guideline issued by a Governmental Body, the U.S. Centers for Disease Control and Prevention, the State or Territory Governments of Australia or the Commonwealth of Australia or the World Health Organization or an industry group providing for business closures, “sheltering-in-place” or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak (including COVID-19), in each case of this clause (k), except to the extent such matters have a disproportionate adverse effect on Parent and its Subsidiaries, taken as a whole, relative to the effects on other companies in the industry in which Parent and its Subsidiaries operate.

“Parent Measurement Date” has the meaning set forth in Section 3.03(a).

“Parent Notice of Change” has the meaning set forth in Section 5.08(f).

“Parent Option” has the meaning set forth in Section 3.03(b).

“Parent Ordinary Share Electing Share” has the meaning set forth in Section 1.07(a)(iii)(A).

“Parent Ordinary Share Election” has the meaning set forth in Section 1.07(a)(iii)(A).

“Parent Ordinary Share Election Consideration” has the meaning set forth in Section 1.07(a)(iii)(A).

“Parent Ordinary Shares” has the meaning set forth in Section 1.07(a)(iii)(B).

“Parent Organizational Documents” has the meaning set forth in Section 3.01.

“Parent Owned Intellectual Property” means all Intellectual Property that is owned by Parent or any of its Subsidiaries.

“Parent Owned Software” has the meaning set forth in Section 3.14(g).

“Parent Permits” has the meaning set forth in Section 3.16(b).

“Parent Plan” means a Plan that Parent or any of its Subsidiaries sponsors, maintains, contributes to, is obligated to contribute to, in each case, for the benefit of any current or former employee, officer, individual independent contractor or director of Parent or any of its Subsidiaries, or with respect to which Parent or any of its Subsidiaries has any Liability; provided, however, that Parent Plan will not include any Plan that is maintained for the benefit of current or former employees, officers, individual independent contractors or directors of Parent or any of its Subsidiaries who are primarily located in a jurisdiction other than the U.S. if the benefits provided thereunder are required to be provided by statute and do not exceed the level of benefits required to be so provided.

“Parent Real Property” means any real property disclosed in the Parent Disclosure Letter.

“Parent Recommendation” has the meaning set forth in Section 3.02.

“Parent Registered Intellectual Property” has the meaning set forth in Section 3.14(a).

“Parent RSU” has the meaning set forth in Section 3.03(b).

“Parent Share Issuance” has the meaning set forth in the Recitals.

“Parent Stockholder” has the meaning set forth in the Recitals.

“Parent Stockholder Approval” has the meaning set forth in Section 3.02.

“Parent Support Agreements” has the meaning set forth in the Recitals.

“Parent Termination Fee” means thirty-one million four hundred thousand Australian Dollars (AUS $31,400,000).

“Patents” means issued patents (including issued utility and design patents), and any pending applications for the same, including any divisionals, provisionals, revisions, supplementary protection certificates, continuations, continuations-in-part, reissues, re-examinations, substitutions, extensions and renewals thereof.

“Permits” means all approvals, authorizations, registrations, certificates, consents, licenses, exemptions, orders, decrees and permits and other similar authorizations of all Governmental Bodies and all other Persons.

“Permitted Financing” has the meaning set forth in Section 5.19(a).

“Permitted Liens” means (a) statutory Liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been maintained in accordance with GAAP or IFRS, as applicable, (b) mechanics’, carriers’, workers’, repairers’, contractors’, subcontractors’, suppliers’ and similar statutory Liens arising or incurred in the ordinary course of business in respect of the construction, maintenance, repair or operation of assets for amounts that are not delinquent and that are not, individually or in the aggregate, significant, (c) zoning, entitlement, building and other land use regulations imposed by a Governmental Body, which are not violated by the current use of such real property, (d) covenants, conditions, restrictions, easements and other similar matters of record affecting title that do not materially impair or interfere with the occupancy, marketability or use of the associated real property for the purposes for which it is currently used, (e) Liens arising under workers’ compensation, unemployment insurance and social security incurred in the ordinary course of business, (f) purchase money Liens and Liens securing rental payments under Finance Leases and (g) (i) non-exclusive licenses of Intellectual Property granted to or obtained from customers or contractors in connection with the provision of goods or services in the ordinary course of business, (ii) Contracts with respect to Off-the-Shelf Software and (iii) standard nondisclosure and invention assignment agreements entered into in the ordinary course of business.

“Person” means an individual, a partnership, a corporation, a limited liability company, an unlimited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other entity, a Governmental Body or any department, agency or political subdivision thereof.

“Personal Information” means data and information that is linked to, or capable of identifying, alone or in combination with other information, a natural person and any other data and information that constitutes personal data or personal information under any applicable Law.

“PFIC” has the meaning set forth in Section 3.17(d).

“Plan” means an “employee benefit plan” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA) and any other compensation and benefit plan, policy, program, arrangement, or agreement, whether written or unwritten, funded or unfunded, subject to ERISA or not and covering one or more Persons, including, any stock purchase, stock option, restricted stock, other equity-based, phantom equity, severance, separation, retention, employment, individual consulting, change in control, bonus, incentive, deferred compensation, pension, retirement, supplemental retirement, health, dental, vision, collective bargaining, disability, life insurance, death benefit, fringe benefit or other benefit plan, policy, program, arrangement, or agreement.

“Pre-Closing Period” has the meaning set forth in Section 4.01(a).

“Privacy Laws” mean foreign or domestic Laws relating to privacy and/or data security of Personal Information.

“Privacy Policies” has the meaning set forth in Section 2.20(e).

“Products” means any product or service that the Company or Parent, or each of their respective Subsidiaries, has developed, distributed, marketed or sold.

“Prohibited Payment” has the meaning set forth in Section 2.20(d).

“Proxy Statement” has the meaning set forth in Section 2.22.

“Public Benefit” means the specific public benefit contained in Article III of the Company’s Fourth Restated Certificate of Incorporation of having a material positive effect (or reduction of negative effects) on consumer empowerment, education and transparency in the Company’s local, national and global communities.

“Public Transaction Disclosure” has the meaning set forth in Section 5.12.

“Real Property Lease” has the meaning set forth in Section 2.11(b).

“Receivables Purchase Agreement” has the meaning set forth in Section 5.22.

“Registration Statement” has the meaning set forth in Section 5.02.

“Reimbursable Expenses” has the meaning set forth in Section 7.03(b)(iii).

“Remedy” has the meaning set forth in Section 5.09(b).

“Replacement Entity” has the meaning ascribed to it in section 124-780 of the ITAA 1997.

“Representative” means, in respect of a Person, such Person’s directors, managers, officers, employees, accountants, consultants, legal counsel, financial advisors, agents and other representatives.

“Required Approvals” has the meaning set forth in Section 6.01(h).

“Rollover Provisions” has the meaning set forth in Section 5.17(e).

“Sanctioned Country” means, at any time, a country or territory which itself is the subject or target of any Sanctions (at the time of this Agreement, Cuba, Iran, North Korea, Syria, and the Crimea, so-called Donetsk People’s Republic, and so-called Luhansk People’s Republic regions of Ukraine).

“Sanctioned Person” means, at any time, (a) any Person listed on any Sanctions-related list of sanctioned Persons maintained by relevant Governmental Bodies, including the U.S. Department of the Treasury’s Office of Foreign Assets Control, the U.S. Department of State, Her Majesty’s Treasury of the United Kingdom, the European Union or any EU Member State or the United Nations Security Council, (b) any Person located, organized or resident in a Sanctioned Country, (c) any Person otherwise subject to Sanctions or (d) any Person owned or controlled by any such Person or Persons.

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by relevant Governmental Bodies, including those administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the U.S. Department of State, Her Majesty’s Treasury of the United Kingdom, the European Union or any EU Member State or the United Nations Security Council.

“SEC” has the meaning set forth in Section 2.06.

“Securities Act” has the meaning set forth in Section 2.06.

“Security Breach” has the meaning set forth in Section 2.20(e).

“Sezzle Inc. 2016 Option Plan” means the Sezzle Inc. 2016 Employee Stock Option Plan, as amended.

“Sezzle Inc. 2019 Equity Plan” means the Sezzle Inc. 2019 Employee Stock Option Plan, as amended.

“Sezzle Inc. 2021 Equity Plan” means the Sezzle Inc. 2021 Employee Equity Incentive Plan, as amended.

“Software” means computer software and databases, including object code, source code, firmware and embedded versions thereof and documentation related thereto.

“Strategic Transactions” has the meaning set forth in the Recitals.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association, limited liability company, unlimited liability company or other business entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (b) if a partnership, association, limited liability company, or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association, limited liability company or other business entity if such Person or Persons are allocated a majority of partnership, association, limited liability company or other business entity gains or losses or otherwise control the managing director, managing member, general partner or other managing Person of such partnership, association, limited liability company or other business entity.

“Subsidiary Excluded Shares” has the meaning set forth in Section 1.07(a)(ii).

“Superior Proposal” means a bona fide Acquisition Proposal (except for references in the definition thereof to “twenty percent (20%)” will be replaced by “fifty percent (50%)”) that the Parent Board or a committee thereof or the Company Board or a committee thereof, as applicable, has determined in good faith, after receiving the advice of its outside counsel and its outside financial advisor, taking into account all factors that the Parent Board or the Company Board considers relevant, as applicable, including legal, financial or regulatory provisions, the payment of any Termination Fee or Parent Termination Fee, as applicable, contemplated by this Agreement and other aspects of such offer or proposal and the Person making the proposal, and, after balancing the pecuniary interests of the Company Stockholders or the Parent Stockholders, as applicable, and solely with respect to the Company, the best interests of those materially affected by the Company’s conduct and the Public Benefit, is (i) superior to the Contemplated Transactions reflected in this Agreement and (ii) reasonably capable of being consummated; provided, that with respect to the Company any Acquisition Proposal for the direct or indirect acquisition or purchase of equity securities or capital stock (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such equity securities or capital stock) of the Company is an Acquisition Proposal offered to all of the holders of the outstanding shares of voting capital stock of the Company.

“Surviving Corporation” has the meaning set forth in Section 1.01.

“Takeover Law” means any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “interested shareholder,” “affiliate transaction,” or “business combination” Law or other similar antitakeover Laws, including Section 203 of the DGCL.

“Tax” or “Taxes” means any and all U.S. federal, state, local, or non-U.S. taxes, including income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, customs duties, capital stock, franchise, profits, branch profits, withholding, social security (or similar, including FICA), unemployment, disability, wealth, net worth, ad valorem, real property, personal property, sales, use, services, digital services, transfer, registration, value-added, alternative or add-on minimum, estimated, or other tax, including any interest, penalty, or addition thereto, whether disputed or not, and any liability for any of the foregoing resulting from having been a member of a group filing a combined, consolidated, affiliated, unitary or similar group, by operation of any other applicable Law, or as a transferee or successor.

“Tax Action” means any audit, examination, investigation, appeal, contest, litigation or other proceeding with or against any Governmental Body in respect of Taxes.

“Tax Returns” means any return, report, election, designation, information return or other document (including schedules, attachments or any related or supporting information) filed or required to be filed with any Governmental Body or other authority in connection with the determination, assessment or collection of any Tax or the administration of any Laws, regulations or administrative requirements relating to any Tax, including all information returns relating to Taxes of third parties, any claims for refund of Taxes and any amendments or supplements to any of the foregoing.

“Termination Date” has the meaning set forth in Section 7.01(d)(ii).

“Termination Fee” means seven million eight hundred thousand Australian Dollars (AUS $7,800,000).

“Trade Secrets” means trade secrets and other proprietary or confidential information.

“Trademarks” means trademarks, service marks, trade names, trade dress and similar indicia of source or origin, any applications and registrations for the foregoing and the renewals thereof, and all goodwill associated therewith and symbolized thereby.

“Transaction Agreements” means this Agreement, the Company Support Agreements, the Parent Support Agreements, the Underwriting Agreement or any other agreement contemplated hereby and thereby.

“Transaction Resolutions” has the meaning set forth in the Recitals.

“Treasury Regulations” means the regulations promulgated under the Code.

“Underwriters” means Merrill Lynch Equities (Australia) Limited (ABN 65 006 276 795) and Jarden Australia Pty Limited.

“Underwriting Agreement” has the meaning set forth in Section 3.07.

“WARN” means the Workers Adjustment and Retraining Notification Act of 1988.

8.12        Other Definitional Provisions.

(a)            All references in this Agreement to Exhibits, disclosure schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Exhibits, disclosure schedules, Articles, Sections, subsections and other subdivisions of or to this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of this Agreement, and will be disregarded in construing the language hereof. All references in this Agreement to “days” refer to “calendar days” unless otherwise specified.

(b)           Exhibits to this Agreement are attached hereto and by this reference incorporated herein for all purposes.

(c)           The words “this Agreement,” “herein,” “hereby,” “hereunder,” “hereto,” and “hereof,” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words “this Article,” “this Section” and “this subsection,” and words of similar import, refer only to the Article, Section or subsection hereof in which such words occur. The words “either,” “or,” “neither,” “nor” and “any” are not exclusive. The word “including” (in its various forms) means including without limitation. All references to “$” and “dollars” will be deemed to refer to U.S. currency unless otherwise specifically provided and all references to “AUS $” will be deemed to refer to Australian currency unless otherwise specifically provided. All references to a “list”, “copy” or “schedule” mean a true, correct and complete list, copy or schedule, as applicable.

(d)           Pronouns in masculine, feminine or neuter genders will be construed to state and include any other gender, and words, terms and titles (including terms defined herein) in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires.

(e)           If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

(f)            The parties hereto have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(g)           The specification of any dollar amount in the representations or warranties contained in this Agreement or the inclusion of any specific item in the Company Disclosure Letter or the Parent Disclosure Letter is not intended to imply that such amounts, or higher or lower amounts or the items so included or other items, are or are not material.

(h)           the term “made available” means any document or other information that was (i) included in the virtual data room of a party hereto, (ii) filed by a party hereto with the ASX or ASIC and publicly available or (iii) filed by a party hereto with the SEC and publicly available on the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC, in each case, not less than two (2) Business Days prior to the date of this Agreement.

8.13        Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement, and the parties hereto shall amend or otherwise modify this Agreement to replace any prohibited or invalid provision with an effective and valid provision that gives effect to the intent of the parties hereto to the maximum extent permitted by applicable Law.

8.14        Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the Company, Parent, or Merger Sub in accordance with their specific terms or were otherwise breached by the Company, Parent or Merger Sub. It is accordingly agreed that (a) the Company shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by Parent or Merger Sub and to enforce specifically the terms and provisions hereof against Parent or Merger Sub in any court having jurisdiction, this being in addition to any other remedy to which the Company is entitled at law or in equity, including damages in the event of Parent’s or Merger Sub’s Intentional Breach of this Agreement, without posting any bond or other undertaking and (b) Parent and Merger Sub shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by the Company and to enforce specifically the terms and provisions hereof against the Company in any court having jurisdiction, this being in addition to any other remedy to which Parent or Merger Sub is entitled at law or in equity, including damages in the event of the Company’s Intentional Breach of this Agreement, without posting any bond or other undertaking. The parties hereto acknowledge that the agreements contained in this Section 8.14 are an integral part of the Contemplated Transactions and that, without these agreements, neither the Company nor Parent would enter into this Agreement.

(Signature page follows.)

IN WITNESS WHEREOF, the parties have executed this Agreement on the day and year first above written.

SEZZLE INC.

By:	/s/ Charles G. Youakim
Name: Charles G. Youakim
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

EXECUTED by Zip Co Limited ACN 139 546 428 by:	) ) )

/s/ Larry Diamond		/s/ Peter Gray
Signature of director		Signature of director

Larry Diamond		Peter Gray
Full name of director		Full name of director

☒ Tick if signatory signs electronically.

By ticking this box the signatory confirms that it has signed this document electronically in accordance with section 127(3B) of the Corporations Act 2001 (Cth)

☒ Tick if signatory signs electronically.

By ticking this box the signatory confirms that it has signed this document electronically in accordance with section 127(3B) of the Corporations Act 2001 (Cth)

☒ Tick if the signatory has signed a separate counterpart of this document as permitted by section 127(3C) of the Corporations Act 2001 (Cth)		☒ Tick if the signatory has signed a separate counterpart of this document as permitted by section 127(3C) of the Corporations Act 2001 (Cth)

[Signature Page to Agreement and Plan of Merger]

MERGER SUB:

MIYAGI MERGER SUB, INC.

By:	/s/ David Tyler
	Name:	David Tyler
	Title:	Secretary

[Signature Page to Agreement and Plan of Merger]

Exhibit A

Company Support Agreements

[Attached.]

Final Version

SUPPORT AGREEMENT

This SUPPORT AGREEMENT, dated as of February [●], 2022 (this “Agreement”), is made and entered into by and between Zip Co Limited, an Australian public company limited by shares, (“Parent”), and the undersigned stockholder (the “Stockholder”) of Sezzle Inc., a Delaware public benefit corporation (the “Company”). Parent and the Stockholder are referred to individually as a “Party” and collectively as the “Parties.”

W I T N E S S E T H

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent, the Company and Miyagi Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), are entering into an Agreement and Plan of Merger, dated as of February [●], 2022 (as amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), pursuant to which, on the terms and subject to the conditions set forth therein, and in accordance with the DGCL, Merger Sub will merge with and into the Company, with the Company surviving as a wholly-owned subsidiary of Parent (the “Merger”), and pursuant to the Merger Agreement, each share of the Company’s common stock, $0.00001 par value per share (including each share of the Company’s common stock in respect of which a CHESS Depositary Instrument has been issued) (the “Company Shares”), outstanding at the Effective Time will be converted into the right to receive the applicable Merger Consideration as set forth in the Merger Agreement, except that (i) each Parent Excluded Share will be cancelled and retired and shall cease to exist, and no consideration will be delivered in exchange therefor and (ii) each Subsidiary Excluded Share shall be converted into such number of shares of common stock of the Surviving Corporation such that the ownership percentage of any such Subsidiary in the Surviving Corporation immediately following the Effective Time, shall equal the ownership percentage of such Subsidiary in the Company immediately prior to the Effective Time;

WHEREAS, as of the date hereof, the Stockholder Beneficially Owns (as defined below) and owns of record the number of Company Shares set forth opposite the Stockholder’s name on Schedule I hereto (the “Existing Shares”); and

WHEREAS, as a material inducement to Parent and Merger Sub’s willingness to enter into the Merger Agreement, the Stockholder has agreed to execute and deliver this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1            Defined Terms. The following terms, as used in this Agreement, shall have the meanings specified in this Section 1.1. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

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“Beneficial Owner” means, with respect to a security, any Person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, (i) has or shares the power to vote, or to direct the voting of, such security or (ii) is the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of such security; provided that, for purposes of determining whether a Person is a Beneficial Owner of such security, a Person shall be deemed to be the Beneficial Owner of any securities which may be acquired by such Person pursuant to any contract, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise. The terms “Beneficially Own,” “Beneficially Owned” and “Beneficial Ownership” shall have a correlative meaning. For the avoidance of doubt, Parent shall not be deemed to be the Beneficial Owner of the Covered Company Shares by virtue of this Agreement.

“Covered Company Shares” means, with respect to the Stockholder, (1) the Existing Shares, and (2) any Company Shares or other voting capital stock of the Company and any securities convertible into or exercisable or exchangeable for Common Shares or other voting capital stock of the Company, in each case that the Stockholder has Beneficial Ownership of on or after the date hereof; it being understood that if the Stockholder acquires securities (or rights with respect thereto) described in clause (2) above, the Stockholder shall promptly notify Parent in writing, indicating the number of such securities so acquired.

“Permitted Transfer” means a Transfer of Covered Company Shares by the Stockholder to (i) any affiliate of the Stockholder or (ii) if the Stockholder is a natural person, (A) a spouse, lineal descendant or antecedent, brother or sister, adopted child or grandchild or the spouse of any child, adopted child, grandchild or adopted grandchild of the Stockholder, (B) any trust, the trustees of which include only the Persons named in clause (A) and the beneficiaries of which include only the Persons named in clause (A), (C) any corporation, limited liability company or partnership, the stockholders, members or general or limited partners of which include only the Persons named in clauses (A) and (B) or (D) any Person by will, for estate or tax planning purposes; provided that, in any such case, a Transfer referred to in this sentence shall be permitted only if the transferee of such Covered Company Shares evidences in a writing reasonably satisfactory to Parent such transferee’s eligibility to receive Parent Ordinary Shares and Parent ADRs under the Merger Agreement and agreement to be bound by and subject to the terms and provisions hereof to the same extent as such transferring Stockholder, and upon such transfer to be deemed a Stockholder hereunder.

“Transfer” means any direct or indirect offer, sale, lease, assignment, encumbrance, pledge, hypothecation, grant of an option with respect to, disposition or other transfer (by operation of law or otherwise) or entry into any contract or other agreement with respect to any of the foregoing, of any shares of Company Shares or interest (including voting interest) in any shares of Company Shares to any Person other than Parent.

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ARTICLE II

VOTING AGREEMENT AND IRREVOCABLE PROXY

Section 2.1	Agreement to Vote.

(a)          The Stockholder hereby irrevocably and unconditionally agrees that, during the term of this Agreement, at the Company Stockholders’ Meeting and at any other meeting of the Company Stockholders, however called, including any adjournment or postponement thereof, and in connection with any written consent of the Company Stockholders (the date of the taking of any such action being an applicable “Determination Date”), the Stockholder shall, in each case to the fullest extent that the Covered Company Shares are entitled to vote thereon or consent thereto, or in any other circumstance in which the vote, consent or other approval of the Company Stockholders is sought:

(i)           appear at each such meeting or otherwise cause the Stockholder’s Covered Company Shares to be counted as present thereat for purposes of establishing a quorum; and

(ii)         vote (or cause to be voted), in person or by proxy, or if applicable deliver (or cause to be delivered) a written consent covering, all of the Stockholder’s Covered Company Shares:

(1)          in favor of the approval of the Merger and the adoption of the Merger Agreement and otherwise in favor of the Company Stockholder Approval;

(2)          if (i) the Company has not received proxies representing the Company Stockholder Approval, whether or not a quorum is present, (ii) there are insufficient Company Shares represented (either in person or by proxy) and voting to approve the Merger and the Contemplated Transactions to constitute a quorum necessary to conduct the business of the Company Stockholders’ Meeting, or (iii) it is necessary to ensure that any supplement or amendment to the Registration Statement is delivered to the Company Stockholders, in favor of any proposal to adjourn a meeting of the Company Stockholders to solicit additional proxies in favor of the approval of the Contemplated Transactions, including the Merger and the adoption of the Merger Agreement;

(3)          against any Acquisition Proposal with respect to the Company; and

(4)          against any other action, agreement or transaction that is intended to, or would reasonably be expected to, impede, interfere with, delay, postpone, discourage, frustrate the purposes of or adversely affect the Contemplated Transactions, including the Merger or the other transactions contemplated by this Agreement or the performance by the Company of its obligations under the Merger Agreement or any other documents contemplated by the Merger Agreement or by the Stockholder of its obligations under this Agreement.

(b)          The Stockholder shall cast or execute any vote required to be cast or consent required to be executed pursuant to this Section 2.1, in accordance with the applicable procedures relating thereto so as to ensure that it is duly counted for purposes of determining that quorum is present and for purposes of recording the result of that vote or consent.

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Section 2.2            No Inconsistent Agreements. The Stockholder represents, covenants and agrees that, except for this Agreement, the Stockholder (a) has not entered into, and shall not enter into at any time prior to the Termination Date, any voting agreement, voting trust or similar arrangement or understanding with respect to any Covered Company Shares, (b) has not granted, and shall not grant at any time prior to the Termination Date, a proxy (except in accordance with Section 2.3 hereof), consent or power of attorney with respect to any Covered Company Shares and (c) has not taken, and shall not take at any time while this Agreement remains in effect, any action that would (1) make any representation or warranty of the Stockholder contained herein untrue or incorrect, (2) violate or conflict with the Stockholder’s covenants and obligations under this Agreement or (3) otherwise have the effect of restricting, preventing or disabling the Stockholder from performing any of its obligations under this Agreement.

Section 2.3            Grant of Irrevocable Proxy. The Stockholder hereby irrevocably appoints as its proxy and attorney-in-fact Parent, and any other Person designated by Parent in writing (collectively, the “Grantees”), each of them individually, with full power of substitution and resubstitution, effective as of the date hereof and continuing until the Termination Date (the “Voting Period”), to vote (or execute written consents, if applicable) with respect to the Covered Company Shares as required pursuant to Section 2.1(a) and Section 2.1(b) hereof. The proxy granted by the Stockholder hereunder shall be irrevocable during the Voting Period, shall be deemed to be coupled with an interest sufficient in Law to support an irrevocable proxy, and the Stockholder (a) will take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy and (b) hereby revokes any proxy previously granted by the Stockholder with respect to any Covered Company Shares. The power of attorney granted by the Stockholder hereunder is a durable power of attorney and shall survive the bankruptcy or dissolution of the Stockholder. For Covered Company Shares as to which the Stockholder is the Beneficial Owner but not the holder of record, the Stockholder shall use reasonable best efforts to cause any holder of record of such Covered Company Shares to grant to the Grantees a proxy to the same effect as that described in this Section 2.3. The proxy granted by the Stockholder shall not be exercised to vote, consent or act on any matter except as contemplated by Section 2.1 and Section 2.3 of this Agreement. The proxy granted by the Stockholder shall be revoked, terminated and of no further force or effect, automatically and without further action, upon the valid termination of this Agreement in accordance with Section 5.1.

ARTICLE III

OTHER COVENANTS

Section 3.1            Restrictions on Transfer. The Stockholder hereby agrees that, from and after the date hereof until the Termination Date, the Stockholder shall not, without the prior written consent of Parent, directly or indirectly, offer to Transfer, Transfer, or consent to a Transfer of, any Covered Company Shares, unless the Transfer is a Permitted Transfer. Any Transfer in violation of this Section 3.1 shall be void.

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Section 3.2            No Solicitation.

(a)           The Stockholder shall not, and shall cause each of its affiliates and its and their Representatives or any other Person acting on its or their behalf not to, directly or indirectly, (i) initiate, seek or solicit, or knowingly encourage or facilitate or take any other action that is reasonably expected to promote, directly or indirectly, any inquiring or the making or submission of any proposal that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal or IPO; (ii) engage or participate in discussions or negotiations with respect to, or could reasonably be expected to lead to, any Acquisition Proposal or IPO; (iii) provide any confidential, proprietary or nonpublic information or data of the Company or its Subsidiaries to any Person (other than Parent, its affiliates and its and its affiliates’ respective Representatives, in their capacity as such) in respect of any Acquisition Proposal or IPO (including to facilitate any Acquisition Proposal or IPO) or (iv) enter into any agreement, arrangement, undertaking, instrument or understanding (including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, share purchase agreement, exchange agreement, acquisition agreement or other similar agreement) with respect to any Acquisition Proposal or IPO.

(b)           Notwithstanding the foregoing Section 3.2(a) the Stockholder may, and may authorize its affiliates (other than the Company and its Subsidiaries) or Representatives to, provide non-public information to, and participate in discussions or negotiations, with any Person, engage in discussions or negotiations with any Person or to take any actions in his capacity as a director or officer of the Company on behalf of the Company, in each case, if and to the extent permitted by the Merger Agreement.

Section 3.3            Litigation. The Stockholder hereby agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Merger Sub, the Company or any of their respective Representatives or successors or permitted assigns (a) challenging the validity or enforceability of, or seeking to enjoin the operation of, any provision of this Agreement, the Merger Agreement or any other document relating to the Contemplated Transactions or the Parent Share Issuance, (b) seeking to enjoin the Closing or (c) alleging a breach of any fiduciary duty of any Person in connection with the evaluation, negotiation or entry into the Merger Agreement, this Agreement or the consummation of the Contemplated Transactions.

Section 3.4            Stock Dividends, Distributions, Etc. In the event of a stock split, reverse stock split, stock dividend or distribution, or any change in the Company Shares by reason of any recapitalization, combination, reclassification, exchange of shares or similar transaction, the terms “Existing Shares” and “Covered Company Shares” shall be deemed to refer to and include all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

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ARTICLE IV

REPRESENTATIONS AND WARRANTIES

Section 4.1            Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Parent as follows:

(a)           Organization; Capacity. If the Stockholder is an entity, the Stockholder is duly organized, validly existing and (where applicable) in good standing under the Laws of the jurisdiction of its organization. If the Stockholder is an individual, the Stockholder is of full age and capacity and of sound mind as of the date of this Agreement.

(b)           Authority; Execution and Delivery; Enforceability. If the Stockholder is an entity, (i) the Stockholder has full corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby and (ii) the execution, delivery and performance by the Stockholder of this Agreement and the performance and compliance by the Stockholder with each of its obligations herein and the consummation by the Stockholder of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate or other similar action on the part of the Stockholder and no other corporate action or similar proceedings on the part of the Stockholder are necessary for the Stockholder to execute and deliver this Agreement or perform its obligations under this Agreement. The Stockholder has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Parent of this Agreement, this Agreement constitutes the Stockholder’s legal, valid and binding obligation, enforceable against it in accordance with its terms, except as enforcement may be limited by any applicable bankruptcy, insolvency (including all laws relating to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at law or in equity) (the “Bankruptcy and Equity Exceptions”).

(c)            Ownership of Shares. As of the date hereof, the Stockholder is the Beneficial Owner and sole owner of record of the Existing Shares set forth opposite the Stockholder’s name on Schedule I hereto, free and clear of any Liens and free of any other limitation or restriction (including any limitation or restriction on the right to vote, sell, transfer or otherwise dispose of such Existing Shares) other than this Agreement and any limitations or restrictions imposed under applicable securities Laws, and such Existing Shares constitute all of the Company Shares Beneficially Owned by the Stockholder. As of the date hereof, the Stockholder is neither the Beneficial Owner nor the owner of record of any Parent Ordinary Shares. The Stockholder has full voting power with respect to the Company Shares, full power of disposition and full power to (a) issue instructions with respect to the matters set forth herein and (b) agree to all of the matters set forth in this Agreement, in each case with respect to all of the Company Shares Beneficially Owned by Holder.

(d)          No Conflicts. The execution, delivery and performance of this Agreement by the Stockholder, and the consummation of the transactions contemplated hereby do not (i) conflict with or violate the Company Organizational Documents, (ii) conflict with or violate any Law or Governmental Order to which the Stockholder or any of the Stockholder’s properties or assets is subject, (iii) conflict with or result in any breach of, constitute (with or without notice of or lapse of time or both) a default under, result in a violation of, give rise to a right of termination, modification, cancellation or acceleration under, any of the terms, conditions or provisions of any Contract to which the Stockholder is a party or by which the Stockholder or its respective properties or assets may be bound or affected or (iv) result in the creation or imposition of any Lien on the Existing Shares.

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(e)          Consents and Approvals. Except as provided in the Merger Agreement, the execution, delivery and performance by the Stockholder of this Agreement and the consummation by the Stockholder of the transactions contemplated hereby do not and will not require the consent, approval or authorization of any Governmental Body or any other Person or the submission of any notice, report or other filing with, any Governmental Body, except any filings that may be required by the ASX or pursuant to the rules of the ASX and the SEC or under the Corporations Act 2001 (Cth of Australia).

(f)           Legal Proceedings. There are no Actions pending or, to the knowledge of the Stockholder, threatened against the Stockholder or any of his, her or its assets, rights or properties or, to the extent the Stockholder is an entity, any of the officers or directors of the Stockholder, as applicable, in each case, that will, or would reasonably be expected to, prevent or materially impair the ability of the Stockholder to perform its obligations under this Agreement or consummate the transactions contemplated hereby or result in the creation or imposition of any Lien on the Existing Shares. Neither the Stockholder nor any of its properties, rights or assets is or are subject to or in violation of any Governmental Order, except for those that, individually or in the aggregate, would not reasonably be expected to prevent or materially impair the Stockholder’s ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby.

(g)          Finder’s Fees. No investment banker, broker, finder or other intermediary is entitled to any brokerage commissions, finders’ fee or similar compensation from Parent, Merger Sub or the Company in connection with this Agreement, the Merger Agreement or the Contemplated Transactions based upon any arrangement or agreement made by or on behalf of the Stockholder; provided that, no arrangement or agreement with any Person engaged by the Company, the board of directors of the Company or committee thereof shall be deemed to be an arrangement or agreement made on behalf of the Stockholder.

Section 4.2            Representations and Warranties of Parent. Parent hereby represents and warrants to the Stockholder as follows:

(a)           Organization. Parent is a body corporate validly existing and in good standing under the Laws of Australia.

(b)           Authority; Execution and Delivery; Enforceability. Parent has full corporate power and authority to enter into this Agreement and perform its obligations hereunder. Parent has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, subject to the receipt of the Parent Stockholder Approval. Parent has unanimously approved this Agreement, and except for the Parent Stockholder Approval, no other corporate action pursuant to the Laws of Australia, on the part of Parent, is necessary to authorize this Agreement or to perform its obligations hereunder or to consummate the transactions contemplated hereby. Parent has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery of this Agreement by the Stockholder, this Agreement constitutes a legal, valid and binding obligation of Parent, enforceable against it in accordance with its terms except as enforcement may be limited by the Bankruptcy and Equity Exceptions.

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(c)          No Conflicts. The execution, delivery and performance of this Agreement by Parent, and the consummation of the transactions contemplated hereby do not (i) conflict with or violate the Parent Organizational Documents, (ii) conflict with or violate any Law or Governmental Order to which the Parent or any of the Parent’s properties or assets is subject or (iii) conflict with or result in any breach of, constitute (with or without notice of or lapse of time or both) a default under, result in a violation of, give rise to a right of termination, modification cancellation or acceleration under, any Contract that is material to the business of Parent and its Subsidiaries, taken as a whole, and which Parent or any of its Subsidiaries is a party to or bound by, or result in the creation of any Lien upon the properties or assets of Parent or any of its Subsidiaries.

(d)          Consents and Approvals. Except as provided in the Merger Agreement, the execution, delivery and performance by Parent of this Agreement and the consummation by Parent of the transactions contemplated hereby do not and will not require the consent, approval or authorization of any Governmental Body or any other Person or the submission of any notice, report or other filing with, any Governmental Body, except any filings that may be required pursuant to the rules of the ASX and the SEC or under the Corporations Act 2001 (Cth of Australia).

ARTICLE V

TERMINATION

Section 5.1            Termination. This Agreement shall terminate automatically, without any notice or other action by any of the Parties, upon the first to occur of (a) the valid termination of the Merger Agreement in accordance with its terms, (b) the Effective Time, (c) the termination of this Agreement by written notice from Parent to the Stockholder or (d) in the event the board of directors of the Company or any duly authorized and empowered committee thereof makes a Company Adverse Recommendation Change in accordance with Section 5.07(e) or Section 5.07(f) of the Merger Agreement (the “Termination Date”), and, in each case, shall thereafter be of no further force or effect, and there shall not be any further liability or obligation on the part of any Party hereto, other than this Section 5.1 and Article VI, which provisions shall survive such termination; provided, however, that nothing in this Section 5.1 shall relieve any Party from liability for any breach of any representation, warranty, covenant or other agreement contained in this Agreement, in which case the aggrieved Party shall be entitled to all rights and remedies available at law or in equity.

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ARTICLE VI

MISCELLANEOUS

Section 6.1            Publication. The Stockholder (i) hereby consents to and authorizes the publication and disclosure by Parent and the Company in any ASX announcement, press release or in the Proxy Statement, Registration Statement (including all documents and schedules filed with the SEC), Australian Prospectus, Notice of the Parent Extraordinary General Meeting, any other document required to be filed with the ASX or any other Governmental Body or other disclosure document required in connection with the Merger Agreement or the Contemplated Transactions, its identity and ownership of Company Shares and the existence and terms of this Agreement (including a copy of this Agreement), the Merger Agreement and any other documents contemplated thereby, and (ii) hereby agrees to reasonably cooperate with Parent in connection with such filings. As promptly as practicable, the Stockholder shall notify Parent of any required corrections with respect to any information supplied by the Stockholder, if and to the extent the Stockholder becomes aware that any such information shall have become false or misleading in any material respect.

Section 6.2            No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Covered Company Shares. All rights, ownership and economic benefits of and relating to the Covered Company Shares shall remain vested in and belong to the Stockholder, and Parent shall have no authority to direct the Stockholder in the voting or disposition of any of the Covered Company Shares, except as otherwise provided herein.

Section 6.3            Further Assurances. Each of the Parties agrees that it shall use reasonable best efforts to take, or cause to be taken, all actions necessary, proper or advisable to give effect to the obligations of the Parties hereunder, including by executing and delivering such additional documents as may be reasonably necessary or desirable to effectuate this Agreement, the Merger Agreement or the Contemplated Transactions.

Section 6.4            Amendment and Modification; Waiver. At any time prior to the Effective Time, any provision of this Agreement may be amended (whether before or after any required approval by the Company Stockholders or, if applicable, the Parent Stockholders) if, and only if, such amendment or waiver is in writing and signed by Parent and the Stockholder. No Party will be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party, and any such waiver will not be applicable or have any effect except in the specific instance in which it is given.

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Section 6.5            Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement will be in writing and will be deemed to have been given and received (a) when personally delivered, (b) the day following the day on which the same has been delivered prepaid to a reputable national overnight air courier service, (c) the third (3rd) Business Day following the day on which the same is sent by certified or registered mail, postage prepaid or (d) when sent by electronic mail. Nothing herein contained shall be deemed to affect the right of any Party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other Party in any other jurisdiction, in each case, to enforce judgments obtained in any Action, suit or proceeding brought pursuant to this Section 6.5. Notices, demands and communications, in each case to the respective Parties, will be sent to the applicable address set forth below, unless another address has been previously specified in writing:

if to Parent, to:

Zip Co Limited
Level 14, 10 Spring Street
Sydney, New South Wales 2000
Australia
Attention:          David Tyler
E-mail:              David.Tyler@zip.co

With a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001

Attention:	Jeffrey A. Brill, Esq.
Thomas W. Greenberg, Esq.
E-mail:	Jeffrey.Brill@skadden.com
Thomas.Greenberg@skadden.com

and

Arnold Bloch Leibler
Level 24, 2 Chifley Square
Sydney, New South Wales 2000
Australia

Attention:	Jeremy Leibler and Gavin Hammerschlag
Email:	JLeibler@abl.com.au
GHammerschlag@abl.com.au

and

if to the Stockholder, to:
[●]
[●]
[●]
[●]
E-mail:  [●]

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Section 6.6            Counterparts. This Agreement may be executed in multiple counterparts (including counterparts delivered by electronic transmission), each of which will be deemed an original and all of which will constitute one and the same instrument.

Section 6.7            Entire Agreement; Third Party Beneficiaries. This Agreement (and the schedule hereto, (and, to the extent referred to in this Agreement, the Merger Agreement, together with all schedules and exhibits thereto) constitutes the entire agreement among the Parties hereto and supersedes all other prior agreements and understandings, both written and oral, among or between any of the Parties hereto with respect to the subject matter hereof. Parent and the Stockholder agree that (a) the representations, warranties and covenants set forth herein are solely for the benefit of the other Party, in accordance with and subject to the terms of this Agreement and (b) this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

Section 6.8            Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement, and the Parties shall amend or otherwise modify this Agreement to replace any prohibited or invalid provision with an effective and valid provision that gives effect to the intent of the Parties to the maximum extent permitted by applicable Law.

Section 6.9            Assignment. This Agreement will be binding upon, and will be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any rights, interests or obligations hereunder may be assigned by any Party without the prior written consent of the other Party, and any attempted assignment of this Agreement or any of such rights, interests or obligations without such consent will be void and of no effect; provided, further that Parent may assign this Agreement to any of its Affiliates without the prior written consent of the Stockholder.

Section 6.10         Interpretation. The interpretation provisions of Section 8.12 of the Merger Agreement shall apply, mutatis mutandis, to this Agreement.

Section 6.11         Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, will be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws thereof.

Section 6.12         Enforcement; Exclusive Jurisdiction. Each of the Parties hereby (i) expressly and irrevocably submits to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware or if such Court of Chancery lacks subject matter jurisdiction, the United States Court for the District of Delaware in the event any dispute arises out of this Agreement or the Contemplated Transactions, (ii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iii) agrees that it shall not bring any action relating to this Agreement or the Contemplated Transactions in any court other than the Court of Chancery of the State of Delaware or if such Court of Chancery lacks subject matter jurisdiction, the United States District Court for the District of Delaware; provided, that, each of the Parties has the right to bring any action or proceeding for enforcement of a judgment entered by such court in any other court or jurisdiction.

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Section 6.13         WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO KNOWINGLY, VOLUNTARILY, UNCONDITIONALLY AND IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING DIRECTLY OR INDIRECTLY TO THIS AGREEMENT OR THE CONTEMPLATED TRANSACTIONS.

Section 6.14         Capacity as a Stockholder. The Stockholder makes the agreements and understandings herein solely in its capacities as record holder and Beneficial Owner of the Covered Company Shares and, notwithstanding anything to the contrary herein, nothing herein shall limit or affect any actions taken by the Stockholder solely in his or her capacity as a director or officer of the Company.

Section 6.15         Specific Performance. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any party hereto does not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. Accordingly, the Parties acknowledge and agree that, prior to any termination of this Agreement in accordance with Section 5.1, the Parties shall be entitled to seek an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the seeking of the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

[Remainder of this page intentionally left blank]

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IN WITNESS WHEREOF, Parent and the Stockholder have duly executed this Agreement as of the date first written above.

EXECUTED by Zip Co Limited ACN 139 546 428 by:	) ) )

Signature of director		Signature of director

Larry Diamond		Peter Gray
Full name of director		Full name of director

☐  Tick if signatory signs electronically.

By ticking this box the signatory confirms that it has signed this document electronically in accordance with section 127(3B) of the Corporations Act 2001 (Cth)

☐  Tick if signatory signs electronically.

By ticking this box the signatory confirms that it has signed this document electronically in accordance with section 127(3B) of the Corporations Act 2001 (Cth)

☐ Tick if the signatory has signed a separate counterpart of this document as permitted by section 127(3C) of the Corporations Act 2001 (Cth)		☐ Tick if the signatory has signed a separate counterpart of this document as permitted by section 127(3C) of the Corporations Act 2001 (Cth)

[Signature Page to Support Agreement]

[STOCKHOLDER]

By:
Name:

[Signature Page to Support Agreement]

SCHEDULE I

EXISTING SHARES*

Name	Existing Shares
[●]	[●]

Exhibit B

Parent Support Agreements

[Attached.]

Final Version

SUPPORT AGREEMENT

This SUPPORT AGREEMENT, dated as February [●], 2022 (this “Agreement”), is made and entered into by and between Sezzle Inc., a Delaware public benefit corporation (the “Company”) and the undersigned stockholder (the “Stockholder”) of Zip Co Limited, an Australian public company limited by shares, (“Parent”). The Company and the Stockholder are referred to individually as a “Party” and collectively as the “Parties.”

W I T N E S S E T H

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent, the Company and Miyagi Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), are entering into an Agreement and Plan of Merger, dated as of February [●], 2022 (as amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), pursuant to which, on the terms and subject to the conditions set forth therein, and in accordance with the DGCL, Merger Sub will merge with and into the Company, with the Company surviving as a wholly-owned subsidiary of Parent (the “Merger”), and pursuant to the Merger Agreement, each share of the Company’s common stock, $0.00001 par value per share (including each share of the Company’s common stock in respect of which a CHESS Depositary Instrument has been issued) (the “Company Shares”), outstanding at the Effective Time will be converted into the right to receive the applicable Merger Consideration as set forth in the Merger Agreement, except that (i) each Parent Excluded Share will be cancelled and retired and shall cease to exist, and no consideration will be delivered in exchange therefor and (ii) each Subsidiary Excluded Share shall be converted into such number of shares of common stock of the Surviving Corporation such that the ownership percentage of any such Subsidiary in the Surviving Corporation immediately following the Effective Time, shall equal the ownership percentage of such Subsidiary in the Company immediately prior to the Effective Time;

WHEREAS, as of the date hereof, the Stockholder Beneficially Owns (as defined below) and owns of record the number of Parent Ordinary Shares set forth opposite the Stockholder’s name on Schedule I hereto (the “Existing Shares”); and

WHEREAS, as a material inducement to the Company’s willingness to enter into the Merger Agreement, the Stockholder has agreed to execute and deliver this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1            Defined Terms. The following terms, as used in this Agreement, shall have the meanings specified in this Section 1.1. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

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“Beneficial Owner” means, with respect to a security, any Person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, (i) has or shares the power to vote, or to direct the voting of, such security or (ii) is the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of such security; provided that, for purposes of determining whether a Person is a Beneficial Owner of such security, a Person shall be deemed to be the Beneficial Owner of any securities which may be acquired by such Person pursuant to any contract, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise. The terms “Beneficially Own,” “Beneficially Owned” and “Beneficial Ownership” shall have a correlative meaning. For the avoidance of doubt, the Company shall not be deemed to be the Beneficial Owner of the Covered Parent Ordinary Shares by virtue of this Agreement.

“Covered Parent Ordinary Shares” means, with respect to the Stockholder, (1) the Existing Shares, and (2) any Parent Ordinary Shares or other voting capital stock of Parent and any securities convertible into or exercisable or exchangeable for Parent Ordinary Shares or other voting capital stock of Parent, in each case that the Stockholder has Beneficial Ownership of on or after the date hereof; it being understood that if the Stockholder acquires securities (or rights with respect thereto) described in clause (2) above, the Stockholder shall promptly notify the Company in writing, indicating the number of such securities so acquired.

“Permitted Transfer” means a Transfer of Covered Parent Ordinary Shares by the Stockholder to (i) any affiliate of the Stockholder or (ii) if the Stockholder is a natural person, (A) a spouse, lineal descendant or antecedent, brother or sister, adopted child or grandchild or the spouse of any child, adopted child, grandchild or adopted grandchild of the Stockholder, (B) any trust, the trustees of which include only the Persons named in clause (A) and the beneficiaries of which include only the Persons named in clause (A), (C) any corporation, limited liability company or partnership, the stockholders, members or general or limited partners of which include only the Persons named in clauses (A) and (B) or (D) any Person by will, for estate or tax planning purposes.

“Transfer” means any direct or indirect offer, sale, lease, assignment, encumbrance, pledge, hypothecation, grant of an option with respect to, disposition or other transfer (by operation of law or otherwise) or entry into any contract or other agreement with respect to any of the foregoing, of any shares of Parent Ordinary Shares or interest (including voting interest) in any shares of Parent Ordinary Shares to any Person other than the Company.

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ARTICLE II

VOTING AGREEMENT AND IRREVOCABLE PROXY

Section 2.1           Agreement to Vote.

(a)          The Stockholder hereby irrevocably and unconditionally agrees that, during the term of this Agreement, at the Parent Extraordinary General Meeting and at any other meeting of the Parent Stockholders, however called, including any adjournment or postponement thereof, and in connection with any written consent of the Parent Stockholders (the date of the taking of any such action being an applicable “Determination Date”), the Stockholder shall, in each case to the fullest extent that the Covered Parent Ordinary Shares are entitled to vote thereon or consent thereto, or in any other circumstance in which the vote, consent or other approval of the Parent Stockholders is sought:

(i)          appear at each such meeting or otherwise cause the Stockholder’s Covered Parent Ordinary Shares to be counted as present thereat for purposes of establishing a quorum; and

(ii)         vote (or cause to be voted), in person or by proxy, or if applicable deliver (or cause to be delivered) a written consent covering, all of the Stockholder’s Covered Parent Ordinary Shares:

(1)         in favor of the approval of the issuance of the Parent Ordinary Shares and Parent ADRs (including the Parent Ordinary Shares underlying the Parent ADRs) in the Merger and in favor of the Transaction Resolutions;

(2)         if (i) Parent has not received proxies representing the Parent Stockholder Approval, whether or not a quorum is present, (ii) there are insufficient Parent Ordinary Shares represented (either in person or by proxy) and voting to approve the Merger and the Contemplated Transactions to constitute a quorum necessary to conduct the business of the Parent Extraordinary General Meeting, or (iii) it is necessary to ensure that the filing and dissemination of any supplemental or amended disclosure which the Parent Board has determined in good faith is necessary under applicable Law be filed or disseminated to the Parent Stockholders, in favor of any proposal to adjourn a meeting of the Parent Stockholders to solicit additional proxies in favor of the approval of the Contemplated Transactions, including the Merger and the adoption of the Merger Agreement;

(3)         against any Acquisition Proposal with respect to Parent, except a Non-Conflicting Acquisition Proposal; and

(4)         against any other action, agreement or transaction that is intended to, or would reasonably be expected to, impede, interfere with, delay, postpone, discourage, frustrate the purposes of or adversely affect the Contemplated Transactions, including the Merger or the other transactions contemplated by this Agreement or the performance by the Company of its obligations under the Merger Agreement or any other documents contemplated by the Merger Agreement or by the Stockholder of its obligations under this Agreement.

(b)           The Stockholder shall cast or execute any vote required to be cast or consent required to be executed pursuant to this Section 2.1, in accordance with the applicable procedures relating thereto so as to ensure that it is duly counted for purposes of determining that quorum is present and for purposes of recording the result of that vote or consent.

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Section 2.2            No Inconsistent Agreements. The Stockholder represents, covenants and agrees that, except for this Agreement, the Stockholder (a) has not entered into, and shall not enter into at any time prior to the Termination Date, any voting agreement, voting trust or similar arrangement or understanding with respect to any Covered Parent Ordinary Shares, (b) has not granted, and shall not grant at any time prior to the Termination Date, a proxy (except in accordance with Section 2.3 hereof), consent or power of attorney with respect to any Covered Parent Ordinary Shares and (c) has not taken, and shall not take at any time while this Agreement remains in effect, any action that would (1) make any representation or warranty of the Stockholder contained herein untrue or incorrect, (2) violate or conflict with the Stockholder’s covenants and obligations under this Agreement or (3) otherwise have the effect of restricting, preventing or disabling the Stockholder from performing any of its obligations under this Agreement.

Section 2.3            Grant of Irrevocable Proxy. The Stockholder hereby irrevocably appoints as its proxy and attorney-in-fact the Company, and any other Person designated by the Company in writing (collectively, the “Grantees”), each of them individually, with full power of substitution and resubstitution, effective as of the date hereof and continuing until the Termination Date (the “Voting Period”), to vote (or execute written consents, if applicable) with respect to the Covered Parent Ordinary Shares as required pursuant to Section 2.1(a) and Section 2.1(b) hereof. The proxy granted by the Stockholder hereunder shall be irrevocable during the Voting Period, shall be deemed to be coupled with an interest sufficient in Law to support an irrevocable proxy, and the Stockholder (a) will take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy and (b) hereby revokes any proxy previously granted by the Stockholder with respect to any Covered Parent Ordinary Shares. The power of attorney granted by the Stockholder hereunder is a durable power of attorney and shall survive the bankruptcy or dissolution of the Stockholder. For Covered Parent Ordinary Shares as to which the Stockholder is the Beneficial Owner but not the holder of record, the Stockholder shall use reasonable best efforts to cause any holder of record of such Covered Parent Ordinary Shares to grant to the Grantees a proxy to the same effect as that described in this Section 2.3. The proxy granted by the Stockholder shall not be exercised to vote, consent or act on any matter except as contemplated by Section 2.1 and Section 2.3 of this Agreement. The proxy granted by the Stockholder shall be revoked, terminated and of no further force or effect, automatically and without further action, upon the valid termination of this Agreement in accordance with Section 5.1.

ARTICLE III

OTHER COVENANTS

Section 3.1            Restrictions on Transfer. The Stockholder hereby agrees that, from and after the date hereof until the Termination Date, the Stockholder shall not, without the prior written consent of the Company, directly or indirectly, offer to Transfer, Transfer, or consent to a Transfer of, any Covered Parent Ordinary Shares, unless the Transfer is a Permitted Transfer. Any Transfer in violation of this Section 3.1 shall be void.

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Section 3.2            No Solicitation.

(a)           The Stockholder shall not, and shall cause each of its affiliates and its and their Representatives or any other Person acting on its or their behalf not to, directly or indirectly, (i) initiate, seek or solicit, or knowingly encourage or facilitate or take any other action that is reasonably expected to promote, directly or indirectly, any inquiries or the making or submission of any proposal that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal; (ii) engage or participate in discussions or negotiations with respect to, or could reasonably be expected to lead to, any Acquisition Proposal; (iii) provide any confidential, proprietary or nonpublic information or data of Parent or its Subsidiaries to any Person (other than the Company, its affiliates and its and its affiliates’ respective Representatives, in their capacity as such) in respect of any Acquisition Proposal (including to facilitate any Acquisition Proposal) or (iv) enter into any agreement, arrangement, undertaking, instrument or understanding (including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, share purchase agreement, exchange agreement, acquisition agreement or other similar agreement) with respect to any Acquisition Proposal.

(b)           Notwithstanding the foregoing Section 3.2(a) the Stockholder may, and may authorize its affiliates (other than Parent and its Subsidiaries) or Representatives to, provide non-public information to, and participate in discussions or negotiations, with any Person, engage in discussions or negotiations with any Person or to take any actions in his capacity as a director or officer of Parent on behalf of Parent, in each case, if and to the extent permitted by the Merger Agreement, including that in the event of any Acquisition Proposal is made with respect to Parent (whether before or after the date of this Agreement), and such Acquisition Proposal is a Non-Conflicting Acquisition Proposal, then nothing in this Agreement shall prohibit or otherwise restrict the Stockholder, in his capacity as a director or officer of Parent on behalf of Parent, from taking any action with respect to such Acquisition Proposal so long as the Stockholder notifies the Company of such Acquisition Proposal and the material terms thereof and keeps the Company reasonably informed of the status of discussions regarding such Acquisition Proposal.

Section 3.3            Litigation. The Stockholder hereby agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Merger Sub, the Company or any of their respective Representatives or successors or permitted assigns (a) challenging the validity or enforceability of, or seeking to enjoin the operation of, any provision of this Agreement, the Merger Agreement or any other document relating to the Contemplated Transactions or the Parent Share Issuance, (b) seeking to enjoin the Closing or (c) alleging a breach of any fiduciary duty of any Person in connection with the evaluation, negotiation or entry into the Merger Agreement, this Agreement or the consummation of the Contemplated Transactions.

Section 3.4            Stock Dividends, Distributions, Etc. In the event of a stock split, reverse stock split, stock dividend or distribution, or any change in the Parent Ordinary Shares by reason of any recapitalization, combination, reclassification, exchange of shares or similar transaction, the terms “Existing Shares” and “Covered Parent Ordinary Shares” shall be deemed to refer to and include all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

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Section 3.5            [Lending Agreement. The Stockholder hereby acknowledges and agrees that the borrowing request, dated April 14, 2021 (the “Borrowing Request”) made pursuant to that certain Australian Master Securities Lending Agreement (the “MSLA”), by and between Merrill Lynch International and the Stockholder, shall (i) lapse on March 30, 2022 (ii) promptly following the lapse referenced in clause (i), the fully paid ordinary shares of Parent pledged under the MSLA shall be redelivered to the Stockholder such that no shares of Parent shall be subject to the MSLA and the Stockholder will have full power and authority to vote all of the Stockholder’s shares. The Stockholder hereby further covenants and agrees not to enter into, at any time prior to the Termination Date, any additional borrowing request under the MSLA, or otherwise loan or pledge any other shares of Parent, and that the Borrowing Request is the sole such borrowing request to which the Stockholder is currently a party.]1

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

Section 4.1            Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to the Company as follows:

(a)           Organization; Capacity. If the Stockholder is an entity, the Stockholder is duly organized, validly existing and (where applicable) in good standing under the Laws of the jurisdiction of its organization. If the Stockholder is an individual, the Stockholder is of full age and capacity and of sound mind as of the date of this Agreement.

(b)           Authority; Execution and Delivery; Enforceability. If the Stockholder is an entity, (i) the Stockholder has full corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby and (ii) the execution, delivery and performance by the Stockholder of this Agreement and the performance and compliance by the Stockholder with each of its obligations herein and the consummation by the Stockholder of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate or other similar action on the part of the Stockholder and no other corporate action or similar proceedings on the part of the Stockholder are necessary for the Stockholder to execute and deliver this Agreement or perform its obligations under this Agreement. The Stockholder has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company of this Agreement, this Agreement constitutes the Stockholder’s legal, valid and binding obligation, enforceable against it in accordance with its terms, except as enforcement may be limited by any applicable bankruptcy, insolvency (including all laws relating to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at law or in equity) (the “Bankruptcy and Equity Exceptions”).

(c)           Ownership of Shares. As of the date hereof, the Stockholder is the Beneficial Owner and sole owner of record of the Existing Shares set forth opposite the Stockholder’s name on Schedule I hereto, free and clear of any Liens and free of any other limitation or restriction (including any limitation or restriction on the right to vote, sell, transfer or otherwise dispose of such Existing Shares) other than this Agreement and any limitations or restrictions imposed under applicable securities Laws, and such Existing Shares constitute all of the Parent Ordinary Shares Beneficially Owned by the Stockholder. As of the date hereof, the Stockholder is neither the Beneficial Owner nor the owner of record of any Company Shares. The Stockholder has full voting power with respect to the Parent Ordinary Shares, full power of disposition and full power to (a) issue instructions with respect to the matters set forth herein and (b) agree to all of the matters set forth in this Agreement, in each case with respect to all of the Parent Ordinary Shares Beneficially Owned by Holder.

1 Section 3.5 to be included only in Larry Diamond’s support agreement.

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(d)           No Conflicts. The execution, delivery and performance of this Agreement by the Stockholder, and the consummation of the transactions contemplated hereby do not (i) conflict with or violate the Parent Organizational Documents, (ii) conflict with or violate any Law or Governmental Order to which the Stockholder or any of the Stockholder’s properties or assets is subject, (iii) conflict with or result in any breach of, constitute (with or without notice of or lapse of time or both) a default under, result in a violation of, give rise to a right of termination, modification, cancellation or acceleration under, any of the terms, conditions or provisions of any Contract to which the Stockholder is a party or by which the Stockholder or its respective properties or assets may be bound or affected or (iv) result in the creation or imposition of any Lien on the Existing Shares.

(e)           Consents and Approvals. Except as provided in the Merger Agreement, the execution, delivery and performance by the Stockholder of this Agreement and the consummation by the Stockholder of the transactions contemplated hereby do not and will not require the consent, approval or authorization of any Governmental Body or any other Person or the submission of any notice, report or other filing with, any Governmental Body, except any filings that may be required by the ASX or pursuant to the rules of the ASX and the SEC or under the Corporations Act 2001 (Cth of Australia).

(f)            Legal Proceedings. There are no Actions pending or, to the knowledge of the Stockholder, threatened against the Stockholder or any of his, her or its assets, rights or properties or, to the extent the Stockholder is an entity, any of the officers or directors of the Stockholder, as applicable, in each case, that will, or would reasonably be expected to, prevent or materially impair the ability of the Stockholder to perform its obligations under this Agreement or consummate the transactions contemplated hereby or result in the creation or imposition of any Lien on the Existing Shares. Neither the Stockholder nor any of its properties, rights or assets is or are subject to or in violation of any Governmental Order, except for those that, individually or in the aggregate, would not reasonably be expected to prevent or materially impair the Stockholder’s ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby.

(g)           Finder’s Fees. No investment banker, broker, finder or other intermediary is entitled to any brokerage commissions, finders’ fee or similar compensation from Parent, Merger Sub or the Company in connection with this Agreement, the Merger Agreement or the Contemplated Transactions based upon any arrangement or agreement made by or on behalf of the Stockholder; provided that, no arrangement or agreement with any Person engaged by Parent, the board of directors of Parent or committee thereof shall be deemed to be an arrangement or agreement made on behalf of the Stockholder.

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Section 4.2            Representations and Warranties of the Company. The Company hereby represents and warrants to the Stockholder as follows:

(a)           Organization. The Company is a public benefit corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware.

(b)           Authority; Execution and Delivery; Enforceability. The Company has full corporate power and authority to enter into this Agreement and perform its obligations hereunder. The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, subject to the receipt of the Company Stockholder Approval. The Company has unanimously approved this Agreement, and except for the Company Stockholder Approval, no other corporate action pursuant to any applicable Law, on the part of the Company, is necessary to authorize this Agreement or to perform its obligations hereunder or to consummate the transactions contemplated hereby. The Company has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery of this Agreement by the Stockholder, this Agreement constitutes a legal, valid and binding obligation of Parent, enforceable against it in accordance with its terms except as enforcement may be limited by the Bankruptcy and Equity Exceptions.

(c)           No Conflicts. The execution, delivery and performance of this Agreement by the Company, and the consummation of the transactions contemplated hereby do not (i) conflict with or violate the Company Organizational Documents, (ii) conflict with or violate any Law or Governmental Order to which the Company or any of the Company’s properties or assets is subject or (iii) conflict with or result in any breach of, constitute (with or without notice of or lapse of time or both) a default under, result in a violation of, give rise to a right of termination, modification, cancellation or acceleration under, any Contract that is material to the business of the Company and its Subsidiaries, taken as a whole, and which the Company or any of its Subsidiaries is a party to or bound by, or result in the creation of any Lien upon the properties or assets of the Company or any of its Subsidiaries.

(d)           Consents and Approvals. Except as provided in the Merger Agreement, the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby do not and will not require the consent, approval or authorization of any Governmental Body or any other Person or the submission of any notice, report or other filing with, any Governmental Body, except any filings that may be required pursuant to the rules of the ASX and the SEC or under the Corporations Act 2001 (Cth of Australia).

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ARTICLE V

TERMINATION

Section 5.1            Termination. This Agreement shall terminate automatically, without any notice or other action by any of the Parties, upon the first to occur of (a) the valid termination of the Merger Agreement in accordance with its terms, (b) the Effective Time, (c) the termination of this Agreement by written notice from the Company to the Stockholder or (d) in the event the board of directors of Parent or any duly authorized and empowered committee thereof makes a Parent Adverse Recommendation Change in accordance with Section 5.08(e) or Section 5.08(f) of the Merger Agreement (the “Termination Date”), and, in each case, shall thereafter be of no further force or effect, and there shall not be any further liability or obligation on the part of any Party hereto, other than this Section 5.1 and Article VI, which provisions shall survive such termination; provided, however, that nothing in this Section 5.1 shall relieve any Party from liability for any breach of any representation, warranty, covenant or other agreement contained in this Agreement, in which case the aggrieved Party shall be entitled to all rights and remedies available at law or in equity.

ARTICLE VI

MISCELLANEOUS

Section 6.1            Publication. The Stockholder (i) hereby consents to and authorizes the publication and disclosure by Parent and the Company in any ASX announcement, press release or in the Proxy Statement, Registration Statement (including all documents and schedules filed with the SEC), Australian Prospectus, Notice of the Parent Extraordinary General Meeting, any other document required to be filed with the ASX or any other Governmental Body or other disclosure document required in connection with the Merger Agreement or the Contemplated Transactions, its identity and ownership of Parent Ordinary Shares and the existence and terms of this Agreement (including a copy of this Agreement), the Merger Agreement and any other documents contemplated thereby, and (ii) hereby agrees to reasonably cooperate with the Company in connection with such filings. As promptly as practicable, the Stockholder shall notify the Company of any required corrections with respect to any information supplied by the Stockholder, if and to the extent the Stockholder becomes aware that any such information shall have become false or misleading in any material respect.

Section 6.2            No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Company any direct or indirect ownership or incidence of ownership of or with respect to any Covered Parent Ordinary Shares. All rights, ownership and economic benefits of and relating to the Covered Parent Ordinary Shares shall remain vested in and belong to the Stockholder, and the Company shall have no authority to direct the Stockholder in the voting or disposition of any of the Covered Parent Ordinary Shares, except as otherwise provided herein.

Section 6.3            Further Assurances. Each of the Parties agrees that it shall use reasonable best efforts to take, or cause to be taken, all actions necessary, proper or advisable to give effect to the obligations of the Parties hereunder, including by executing and delivering such additional documents as may be reasonably necessary or desirable to effectuate this Agreement, the Merger Agreement or the Contemplated Transactions.

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Section 6.4            Amendment and Modification; Waiver. At any time prior to the Effective Time, any provision of this Agreement may be amended (whether before or after any required approval by the Parent Stockholders or, if applicable, the Company Stockholders) if, and only if, such amendment or waiver is in writing and signed by the Company and the Stockholder. No Party will be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party, and any such waiver will not be applicable or have any effect except in the specific instance in which it is given.

Section 6.5            Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement will be in writing and will be deemed to have been given and received (a) when personally delivered, (b) the day following the day on which the same has been delivered prepaid to a reputable national overnight air courier service, (c) the third (3rd) Business Day following the day on which the same is sent by certified or registered mail, postage prepaid or (d) when sent by electronic mail. Nothing herein contained shall be deemed to affect the right of any Party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other Party in any other jurisdiction, in each case, to enforce judgments obtained in any Action, suit or proceeding brought pursuant to this Section 6.5. Notices, demands and communications, in each case to the respective Parties, will be sent to the applicable address set forth below, unless another address has been previously specified in writing:

if to the Company, to:

Sezzle Inc.
251 N 1st Ave, Suite 200
Minneapolis, MN 55401
Attention: Candice Ciresi
E-mail:  candice.ciresi@sezzle.com

With a copy (which shall not constitute notice) to:

Ropes  & Gray LLP
Prudential Tower, 800 Boylston Street
Boston, MA 02199

Attention:	Jane Goldstein
Craig Marcus
Email:	Jane.Goldstein@ropesgray.com
Craig.Marcus@ropesgray.com

and

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Squire Patton Boggs

Level 21, 200 Murray Street

Perth, Western Australia 6000

Australia

Attention:	Simon Rear and Michael Gajic
Email:	simon.rear@squirepb.com
michael.gajic@squirepb.com

and

if to the Stockholder, to:

[●]
[●]
[●]
[●]
E-mail: [●]

Section 6.6            Counterparts. This Agreement may be executed in multiple counterparts (including counterparts delivered by electronic transmission), each of which will be deemed an original and all of which will constitute one and the same instrument.

Section 6.7            Entire Agreement; Third Party Beneficiaries. This Agreement (and the schedule hereto, (and, to the extent referred to in this Agreement, the Merger Agreement, together with all schedules and exhibits thereto) constitutes the entire agreement among the Parties hereto and supersedes all other prior agreements and understandings, both written and oral, among or between any of the Parties hereto with respect to the subject matter hereof. The Company and the Stockholder agree that (a) the representations, warranties and covenants set forth herein are solely for the benefit of the other Party, in accordance with and subject to the terms of this Agreement and (b) this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

Section 6.8            Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement, and the Parties shall amend or otherwise modify this Agreement to replace any prohibited or invalid provision with an effective and valid provision that gives effect to the intent of the Parties to the maximum extent permitted by applicable Law.

Section 6.9            Assignment. This Agreement will be binding upon, and will be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any rights, interests or obligations hereunder may be assigned by any Party without the prior written consent of the other Party, and any attempted assignment of this Agreement or any of such rights, interests or obligations without such consent will be void and of no effect; provided, further that the Company may assign this Agreement to any of its Affiliates without the prior written consent of the Stockholder.

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Section 6.10          Interpretation. The interpretation provisions of Section 8.12 of the Merger Agreement shall apply, mutatis mutandis, to this Agreement.

Section 6.11          Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, will be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws thereof.

Section 6.12          Enforcement; Exclusive Jurisdiction. Each of the Parties hereby (i) expressly and irrevocably submits to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware or if such Court of Chancery lacks subject matter jurisdiction, the United States Court for the District of Delaware in the event any dispute arises out of this Agreement or the Contemplated Transactions, (ii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iii) agrees that it shall not bring any action relating to this Agreement or the Contemplated Transactions in any court other than the Court of Chancery of the State of Delaware or if such Court of Chancery lacks subject matter jurisdiction, the United States District Court for the District of Delaware; provided, that, each of the Parties has the right to bring any action or proceeding for enforcement of a judgment entered by such court in any other court or jurisdiction.

Section 6.13          WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO KNOWINGLY, VOLUNTARILY, UNCONDITIONALLY AND IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING DIRECTLY OR INDIRECTLY TO THIS AGREEMENT OR THE CONTEMPLATED TRANSACTIONS.

Section 6.14          Capacity as a Stockholder. The Stockholder makes the agreements and understandings herein solely in its capacities as record holder and Beneficial Owner of the Covered Parent Ordinary Shares and, notwithstanding anything to the contrary herein, nothing herein shall limit or affect any actions taken by the Stockholder solely in his or her capacity as a director or officer of Parent.

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Section 6.15          Specific Performance. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any party hereto does not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. Accordingly, the Parties acknowledge and agree that, prior to any termination of this Agreement in accordance with Section 5.1, the Parties shall be entitled to seek an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the seeking of the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

[Remainder of this page intentionally left blank]

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IN WITNESS WHEREOF, the Company and the Stockholder have duly executed this Agreement as of the date first written above.

SEZZLE INC.

By:

Name:

Title:

[Signature Page to Support Agreement]

[STOCKHOLDER]

By:

[Signature Page to Support Agreement]

SCHEDULE I

EXISTING SHARES*

Name	Existing Shares
[●]	[●]

Exhibit C

Surviving Corporation Certificate of Incorporation

[Attached.]

FIFTH RESTATED

CERTIFICATE OF INCORPORATION

OF

SEZZLE INC.

First: The name of the Corporation is Sezzle Inc. (hereinafter the “Corporation”).

Second: The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle, 19801. The name of its registered agent at that address is The Corporation Trust Company.

Third: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware as set forth in Title 8 of the Delaware Code (the “DGCL”).

Fourth: The total number of shares of stock which the Corporation shall have authority to issue is one thousand (1,000) shares of Common Stock, each having a par value of one cent ($0.01).

Fifth: The following provisions are inserted for the management of the business and the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

(1) The business and affairs of the Corporation shall be managed by or under the direction of the board of directors of the Corporation (the “Board of Directors”).

(2) The directors shall have concurrent power with the stockholders to make, alter, amend, change, add to or repeal the By-Laws of the Corporation.

(3) The number of directors of the Corporation shall be as from time to time fixed by, or in the manner provided in, the By-Laws of the Corporation. Election of directors need not be by written ballot unless the By-Laws so provide.

(4) In addition to the powers and authority hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the DGCL, this Certificate of Incorporation, and any By-Laws adopted by the stockholders; provided, however, that no By-Laws hereafter adopted by the stockholders shall invalidate any prior act of the directors which would have been valid if such By-Laws had not been adopted.

Sixth: Meetings of stockholders may be held within or without the State of Delaware, as the By-Laws may provide. The books of the Corporation may be kept (subject to any provision contained in the DGCL) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the By-Laws of the Corporation.

Seventh: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

Eighth: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL or any other law of the State of Delaware is amended after approval by the stockholders of this Article EIGHTH to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended. Any repeal or modification of the foregoing provisions of this Article EIGHTH by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification. Any disinterested failure to satisfy Section 365 of the DGCL shall not, for the purposes of Sections 102(b)(7) or 145 of the DGCL, constitute an act or omission not in good faith, or a breach of the duty of loyalty.

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Ninth: The following indemnification provisions shall apply to the persons enumerated below.

(1) Right to Indemnification of Directors and Officers. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an “Indemnified Person”) who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such Indemnified Person in such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section 3 of this Article NINTH the Corporation shall be required to indemnify an Indemnified Person in connection with a Proceeding (or part thereof) commenced by such Indemnified Person only if the commencement of such Proceeding (or part thereof) by the Indemnified Person was authorized in advance by the Board of Directors.

(2) Prepayment of Expenses of Directors and Officers. The Corporation shall pay the expenses (including attorneys’ fees) incurred by an Indemnified Person in defending any Proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Indemnified Person to repay all amounts advanced if it should be ultimately determined that the Indemnified Person is not entitled to be indemnified under this Article NINTH or otherwise.

(3) Claims by Directors and Officers. If a claim for indemnification or advancement of expenses under this Article NINTH is not paid in full within thirty (30) days after a written claim therefor by the Indemnified Person has been received by the Corporation, the Indemnified Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Indemnified Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

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(4) Indemnification of Employees and Agents. The Corporation may indemnify and advance expenses to any person who was or is made or is threatened to be made or is otherwise involved in any Proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the Corporation or, while an employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person in connection with such Proceeding. The ultimate determination of entitlement to indemnification of persons who are non-director or officer employees or agents shall be made in such manner as is determined by the Board of Directors in its sole discretion. Notwithstanding the foregoing sentence, the Corporation shall not be required to indemnify a person in connection with a Proceeding initiated by such person if the Proceeding was not authorized in advance by the Board of Directors.

(5) Advancement of Expenses of Employees and Agents. The Corporation may pay the expenses (including attorneys’ fees) incurred by an employee or agent in defending any Proceeding in advance of its final disposition on such terms and conditions as may be determined by the Board of Directors.

(6) Non-Exclusivity of Rights. The rights conferred on any person by this Article NINTH shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of this Certificate of Incorporation, the By-Laws of the Corporation, or any agreement, or pursuant to any vote of stockholders or disinterested directors or otherwise.

(7) Other Indemnification. The Corporation’s obligation, if any, to indemnify any person who was or is serving at its request as a director, officer or employee of another corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise shall be reduced by any amount such person may collect as indemnification from such other corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise.

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(8) Insurance. The Board of Directors may, to the full extent permitted by applicable law as it presently exists, or may hereafter be amended from time to time, authorize an appropriate officer or officers to purchase and maintain at the Corporation’s expense insurance (a) to indemnify the Corporation for any obligation which it incurs as a result of the indemnification of directors, officers and employees under the provisions of this Article NINTH and (b) to indemnify or insure directors, officers and employees against liability in instances in which they may not otherwise be indemnified by the Corporation under the provisions of this Article NINTH.

(9) Amendment or Repeal. Any repeal or modification of the foregoing provisions of this Article NINTH shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The rights provided hereunder shall inure to the benefit of any Indemnified Person and such person’s heirs, executors and administrators.

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Exhibit D

Surviving Corporation Bylaws

[Attached.]

THIRD AMENDED AND RESTATED BYLAWS

OF

SEZZLE INC.

A Delaware Corporation

Effective [●], 2022

TABLE OF CONTENTS

i

ii

iii

THIRD AMENDED AND RESTATED BYLAWS

OF

SEZZLE INC.

(hereinafter called the “Corporation”)

ARTICLE I

OFFICES

Section 1.1      Registered Office. The registered office of the Corporation shall be 1209 Orange Street, in the City of Wilmington, County of New Castle, State of Delaware, 19801.

Section 1.2      Other Offices. The Corporation may also have offices at such other places, both within and without the State of Delaware, as the Board of Directors may from time to time determine.

ARTICLE II

MEETINGS OF STOCKHOLDERS

Section 2.1      Place of Meetings. Meetings of the stockholders for the election of directors or for any other purpose shall be held at such time and place, either within or without the State of Delaware, as shall be designated from time to time by the Board of Directors. The Board of Directors may, in its sole discretion, determine that a meeting of the stockholders shall not be held at any place, but may instead be held solely by means of remote communication in the manner authorized by Section 211 of the General Corporation Law of the State of Delaware (the “DGCL”).

Section 2.2      Annual Meetings. The Annual Meeting of Stockholders for the election of directors shall be held on such date and at such time as shall be designated from time to time by the Board of Directors. Any other proper business may be transacted at the Annual Meeting of Stockholders.

Section 2.3      Special Meetings. Unless otherwise required by law or by the certificate of incorporation of the Corporation, as amended and restated from time to time (the “Certificate of Incorporation”), Special Meetings of Stockholders, for any purpose or purposes, may be called by either (i) the Chairman, if there be one, or (ii) the President, (iii) any Vice President, if there be one, (iv) the Secretary or (v) any Assistant Secretary, if there be one, and shall be called by any such officer at the request in writing of (i) the Board of Directors, (ii) a committee of the Board of Directors that has been duly designated by the Board of Directors and whose powers and authority include the power to call such meetings or (iii) stockholders owning a majority of the capital stock of the Corporation issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting. At a Special Meeting of Stockholders, only such business shall be conducted as shall be specified in the notice of meeting (or any supplement thereto).

Section 2.4      Notice. Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting, shall be given which shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at such meeting, if such date is different from the record date for determining stockholders entitled to notice of such meeting and, in the case of a Special Meeting, the purpose or purposes for which the meeting is called. Unless otherwise required by law, written notice of any meeting shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining stockholders entitled to notice of such meeting.

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Section 2.5      Adjournments and Postponements. Any meeting of the stockholders may be adjourned or postponed from time to time by the chairman of such meeting or by the Board of Directors, without the need for approval thereof by stockholders to reconvene or convene, respectively, at the same or some other place. Notice need not be given of any such adjourned or postponed meeting if the time and place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned or postponed meeting are announced at the meeting at which the adjournment is taken or, with respect to a postponed meeting, are publicly announced. At the adjourned or postponed meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment or postponement is for more than thirty (30) days, notice of the adjourned or postponed meeting in accordance with the requirements of Section 4 of this Article II shall be given to each stockholder of record entitled to vote at the meeting. If, after the adjournment or postponement, a new record date for stockholders entitled to vote is fixed for the adjourned or postponed meeting, the Board of Directors shall fix a new record date for notice of such adjourned or postponed meeting in accordance with Section 11 of this Article II, and shall give notice of the adjourned or postponed meeting to each stockholder of record entitled to vote at such adjourned or postponed meeting as of the record date fixed for notice of such adjourned or postponed meeting.

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Section 2.6      Quorum. Unless otherwise required by the DGCL or other applicable law or the Certificate of Incorporation, the holders of a majority of the Corporation’s capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business. A quorum, once established, shall not be broken by the withdrawal of enough votes to leave less than a quorum. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, in the manner provided in Section 5 of this Article II, until a quorum shall be present or represented.

Section 2.7      Voting. Unless otherwise required by law, the Certificate of Incorporation or these Bylaws, or permitted by the rules and regulations of any securities exchange or quotation system on which the securities of the Corporation are listed or quoted for trading, any question brought before any meeting of the stockholders, other than the election of directors, shall be decided by the vote of the holders of a majority of the total number of votes of the Corporation’s capital stock present at the meeting in person or represented by proxy and entitled to vote on such question, voting as a single class. Unless otherwise provided in the Certificate of Incorporation, and subject to Section 11(a) of this Article II, each stockholder represented at a meeting of the stockholders shall be entitled to cast one (1) vote for each share of the capital stock entitled to vote thereat held by such stockholder. Such votes may be cast in person or by proxy as provided in Section 8 of this Article II. The Board of Directors, in its discretion, or the chairman of a meeting of the stockholders, in his or her discretion, may require that any votes cast at such meeting shall be cast by written ballot.

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Section 2.8      Proxies . Each stockholder entitled to vote at a meeting of the stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder as proxy, but no such proxy shall be voted upon after three years from its date, unless such proxy provides for a longer period. Without limiting the manner in which a stockholder may authorize another person or persons to act for such stockholder as proxy, the following shall constitute a valid means by which a stockholder may grant such authority:

(i)        A stockholder may execute a document authorizing another person or persons to act for such stockholder as proxy. Execution may be accomplished in the manner permitted by the DGCL by the stockholder or such stockholder’s authorized officer, director, employee or agent.

(ii)       A stockholder may authorize another person or persons to act for such stockholder as proxy by transmitting or authorizing the transmission of an electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, provided that any such transmission must either set forth or be submitted with information from which it can be determined that the transmission was authorized by the stockholder. If it is determined that such transmissions are valid, the inspectors or, if there are no inspectors, such other persons making that determination shall specify the information on which they relied.

Any copy, facsimile telecommunication or other reliable reproduction of the document (including any electronic transmission) authorizing another person or persons to act as proxy for a stockholder may be substituted or used in lieu of the original document for any and all purposes for which the original document could be used; provided, however, that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original document.

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Section 2.9      Consent of Stockholders in Lieu of Meeting. Unless otherwise provided in the Certificate of Incorporation, any action required or permitted to be taken at any Annual or Special Meeting of Stockholders of the Corporation may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be executed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of the stockholders are recorded. Delivery made to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested. No written consent shall be effective to take the corporate action referred to therein unless written consents signed by a sufficient number of holders to take action are delivered to the Corporation in the manner required by this Section 9 within sixty (60) days of the first date on which a written consent is so delivered to the Corporation. Any person executing a consent may provide, whether through instruction to an agent or otherwise, that such a consent will be effective at a future time (including a time determined upon the happening of an event), no later than sixty (60) days after such instruction is given or such provision is made, if evidence of such instruction or provision is provided to the Corporation. Unless otherwise provided, any such consent shall be revocable prior to its becoming effective. An electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxy holder, or by a person or persons authorized to act for a stockholder or proxy holder, shall be deemed to be written and signed for the purposes of this Section 9, provided that any such electronic transmission sets forth or is delivered with information from which the Corporation can determine (i) that the electronic transmission was transmitted by the stockholder or proxy holder or by a person or persons authorized to act for the stockholder or proxy holder and (ii) the date on which such stockholder or proxy holder or authorized person or persons transmitted such electronic transmission.

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A consent given by electronic transmission shall be deemed delivered to the Corporation upon the earliest of: (i) when the consent enters an information processing system, if any, designated by the Corporation for receiving consents, so long as the electronic transmission is in a form capable of being processed by that system and the Corporation is able to retrieve that electronic transmission; (ii) when a paper reproduction of the consent is delivered to the Corporation’s principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of the stockholders are recorded; (iii) when a paper reproduction of the consent is delivered to the Corporation’s registered office by hand or by certified or registered mail, return receipt requested; or (iv) when delivered in such other manner, if any, provided by resolution of the Board of Directors. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for notice of such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation as provided above in this Section 2.9.

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Section 2.10    List of Stockholders Entitled to Vote. The Corporation shall prepare, at least ten (10) days before every meeting of the stockholders, a complete list of the stockholders entitled to vote at the meeting; provided, however, if the record date for determining the stockholders entitled to vote is less than ten (10) days before the meeting date, the list shall reflect the stockholders entitled to vote as of the tenth (10th) day before the meeting date. Such list shall be arranged in alphabetical order, and show the address of each stockholder and the number of shares registered in the name of each stockholder; provided, that the Corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder for any purpose germane to the meeting for a period of at least ten (10) days prior to the meeting (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then a list of stockholders entitled to vote at the meeting shall be produced and kept at the time and place of the meeting during the whole time thereof and may be examined by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

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Section 2.11    Record Date.

(a)     In order that the Corporation may determine the stockholders entitled to notice of any meeting of the stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of and to vote at a meeting of the stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of the stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix, as the record date for stockholders entitled to notice of such adjourned meeting, the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting in accordance with the foregoing provisions of this Section 2.11.

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(b)    In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by applicable law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of the stockholders are recorded. Delivery made to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by applicable law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

Section 2.12    Stock Ledger. The stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by Section 2.10 of this Article II or the books and records of the Corporation, or to vote in person or by proxy at any meeting of stockholders. As used herein, the stock ledger of the Corporation shall refer to one (1) or more records administered by or on behalf of the Corporation in which the names of all of the Corporation’s stockholders of record, the address and number of shares registered in the name of each such stockholder, and all issuances and transfer of stock of the Corporation are recorded in accordance with Section 224 of the DGCL.

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Section 2.13    Conduct of Meetings. The Board of Directors of the Corporation may adopt by resolution such rules and regulations for the conduct of any meeting of the stockholders as it shall deem appropriate. Meetings of stockholders shall be presided over by the Chairman of the Board of Directors, if there shall be one, or in his or her absence, or there shall not be a Chairman of the Board of Directors or in his or her absence, the President. The Board of Directors shall have the authority to appoint a temporary chairman to serve at any meeting of the stockholders if the Chairman of the Board of Directors or the President is unable to do so for any reason. Except to the extent inconsistent with any rules and regulations adopted by the Board of Directors, the chairman of any meeting of the stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) the determination of when the polls shall open and close for any given matter to be voted on at the meeting; (iii) rules and procedures for maintaining order at the meeting and the safety of those present; (iv) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine; (v) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (vi) limitations on the time allotted to questions or comments by stockholders.

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ARTICLE III

DIRECTORS

Section 3.1      Number and Election of Directors. The Board of Directors shall consist of not less than one nor more than seven members, each of whom shall be a natural person, the exact number of which shall initially be fixed by the Incorporator and thereafter from time to time by the Board of Directors. Except as provided in Section 3.2 of this Article III, directors shall be elected by a plurality of the votes cast at each Annual Meeting of Stockholders and each director so elected shall hold office until the next Annual Meeting of Stockholders and until such director’s successor is duly elected and qualified, or until such director’s earlier death, resignation or removal. Directors need not be stockholders unless so required by the Certificate of Incorporation.

Section 3.2      Vacancies. Unless otherwise required by law or the Certificate of Incorporation, vacancies on the Board of Directors or any committee thereof resulting from the death, resignation or removal of a director, or from an increase in the number of directors constituting the Board of Directors or such committee or otherwise, may be filled only by a majority of the directors then in office, though less than a quorum, or by a sole remaining director. The directors so chosen shall, in the case of the Board of Directors, hold office until the next annual election and until their successors are duly elected and qualified, or until their earlier death, resignation or removal and, in the case of any committee of the Board of Directors, shall hold office until their successors are duly appointed by the Board of Directors or until their earlier death, resignation or removal.

Section 3.3      Duties and Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these Bylaws required to be exercised or done by the stockholders.

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Section 3.4      Meetings. The Board of Directors and any committee thereof may hold meetings, both regular and special, either within or without the State of Delaware. Regular meetings of the Board of Directors or any committee thereof may be held without notice at such time and at such place as may from time to time be determined by the Board of Directors or such committee, respectively. Special meetings of the Board of Directors may be called by the Chairman of the Board of Directors, if there be one, the President, or by any director. Special meetings of any committee of the Board of Directors may be called by the chairman of such committee, if there be one, the President, or any director serving on such committee. Notice of any special meeting stating the place, date and hour of the meeting shall be given to each director (or, in the case of a committee, to each member of such committee) not less than twenty-four hours before the date of the meeting, by telephone, or in the form of a writing or electronic transmission, or on such shorter notice as the person or persons calling such meeting may deem necessary or appropriate in the circumstances.

Section 3.5      Organization. At each meeting of the Board of Directors or any committee thereof, the Chairman of the Board of Directors or the chairman of such committee, as the case may be, or, in his or her absence or if there be none, a director chosen by a majority of the directors present, shall act as chairman of such meeting. Except as provided below, the Secretary of the Corporation shall act as secretary at each meeting of the Board of Directors and of each committee thereof. In case the Secretary shall be absent from any meeting of the Board of Directors or of any committee thereof, an Assistant Secretary shall perform the duties of secretary at such meeting; and in the absence from any such meeting of the Secretary and all the Assistant Secretaries, the chairman of the meeting may appoint any person to act as secretary of the meeting. Notwithstanding the foregoing, the members of each committee of the Board of Directors may appoint any person to act as secretary of any meeting of such committee and the Secretary or any Assistant Secretary of the Corporation may, but need not if such committee so elects, serve in such capacity.

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Section 3.6      Resignations and Removals of Directors. Any director of the Corporation may resign from the Board of Directors or any committee thereof at any time, by giving notice in writing or by electronic transmission to the Chairman of the Board of Directors, if there be one, the President or the Secretary of the Corporation and, in the case of a committee, to the chairman of such committee, if there be one. Such resignation shall take effect when delivered or, if such resignation specifies a later effective time or an effective time, determined upon the happening of an event or events, in which case, such resignation takes effect upon such effective time. Unless otherwise specified in such resignation, the acceptance of such resignation shall not be necessary to make it effective. A resignation which is conditioned upon the director failing to receive a specified vote for reelection as a director may provide that it is irrevocable. Except as otherwise required by applicable law and subject to the rights, if any, of the holders of shares of preferred stock then outstanding, any director or the entire Board of Directors may be removed from office at any time, with or without cause, by the affirmative vote of the holders of at least a majority in voting power of the issued and outstanding capital stock of the Corporation entitled to vote in the election of directors. Any director serving on a committee of the Board of Directors may be removed from such committee at any time by the Board of Directors.

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Section 3.7      Quorum. Except as otherwise required by law or the Certificate of Incorporation, at all meetings of the Board of Directors or any committee thereof, a majority of the entire Board of Directors or a majority of the directors constituting such committee, as the case may be, shall constitute a quorum for the transaction of business and the vote of a majority of the directors or committee members, as applicable, present at any meeting at which there is a quorum shall be the act of the Board of Directors or such committee, as applicable. If a quorum shall not be present at any meeting of the Board of Directors or any committee thereof, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting of the time and place of the adjourned meeting, until a quorum shall be present.

Section 3.8      Actions of the Board by Written Consent. Unless otherwise provided in the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all the members of the Board of Directors or such committee, as the case may be, consent thereto in writing or by electronic transmission. Any person, whether or not then a director, may provide, through instruction to an agent or otherwise, that a consent to action will be effective at a future time (including a time determined upon the happening of an event) no later than sixty (60) days after such instruction is given or such provision is made and such consent shall be deemed to have been given at such effective time so long as such person is then a director and did not revoke the consent prior to such time. Any such consent shall be revocable prior to its becoming effective. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of the proceedings of the Board of Directors, or the committee thereof, in the same paper or electronic form as the minutes are maintained.

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Section 3.9      Meetings by Means of Conference Telephone. Unless otherwise provided in the Certificate of Incorporation or these Bylaws, members of the Board of Directors of the Corporation, or any committee thereof, may participate in a meeting of the Board of Directors or such committee by means of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 3.9 shall constitute presence in person at such meeting.

Section 3.10    Committees. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of any such committee. In the absence or disqualification of a member of a committee, and in the absence of a designation by the Board of Directors of an alternate member to replace the absent or disqualified member, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another qualified member of the Board of Directors to act at the meeting in the place of any absent or disqualified member. Any such committee, to the extent permitted by law and provided in the resolution establishing such committee, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; provided, however, that no such committee shall have the power or authority to (i) approve, adopt, or recommend to the stockholders any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopt, amend, or repeal any of these Bylaws. Each committee shall keep regular minutes and report to the Board of Directors when required. Notwithstanding anything to the contrary contained in this Article III, the resolution of the Board of Directors establishing any committee of the Board of Directors and/or the charter of any such committee may establish requirements or procedures relating to the governance and/or operation of such committee that are different from, or in addition to, those set forth in these Bylaws and, to the extent that there is any inconsistency between these Bylaws and any such resolution or charter, the terms of such resolution or charter shall be controlling.

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Section 3.11    Subcommittees. Unless otherwise provided in the Certificate of Incorporation, these Bylaws, or the resolution of the Board of Directors designating a committee, such committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee. Except for references to committees and members of committees in Section 3.10 of this Article III, every reference in these Bylaws to a committee of the Board of Directors or a member of a committee shall be deemed to include a reference to a subcommittee or member of a subcommittee.

Section 3.12    Compensation. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary for service as director, payable in cash or securities. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for service as committee members.

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Section 3.13    Interested Directors. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association or other organization in which one or more of its directors or officers are directors or officers or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because any such director’s or officer’s vote is counted for such purpose if: (i) the material facts as to the director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (ii) the material facts as to the director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified by the Board of Directors, a committee thereof or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes such contract or transaction.

ARTICLE IV

OFFICERS

Section 4.1      General. The officers of the Corporation shall be chosen by the Board of Directors and shall be a President, a Secretary and a Treasurer. The Board of Directors, in its discretion, also may choose a Chairman of the Board of Directors (who must be a director) and one or more Vice Presidents, Assistant Secretaries, Assistant Treasurers and other officers. Any number of offices may be held by the same person, unless otherwise prohibited by law, the Certificate of Incorporation or these Bylaws. The officers of the Corporation need not be stockholders of the Corporation nor, except in the case of the Chairman of the Board of Directors, need such officers be directors of the Corporation.

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Section 4.2      Election. The Board of Directors, at its first meeting held after each Annual Meeting of Stockholders (or action by written consent of stockholders in lieu of the Annual Meeting of Stockholders), shall elect the officers of the Corporation who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors; and each officer of the Corporation shall hold office until such officer’s successor is elected and qualified, or until such officer’s earlier death, resignation or removal. Any officer elected by the Board of Directors may be removed at any time by the Board of Directors. Any vacancy occurring in any office of the Corporation shall be filled by the Board of Directors. The salaries of all officers of the Corporation shall be fixed by the Board of Directors.

Section 4.3      Voting Securities Owned by the Corporation. Powers of attorney, proxies, waivers of notice of meeting, consents and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the President or any Vice President or any other officer authorized to do so by the Board of Directors and any such officer may, in the name of and on behalf of the Corporation, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation or other entity in which the Corporation may own securities and at any such meeting shall possess and may exercise any and all rights and power incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed if present. The Board of Directors may, by resolution, from time to time confer like powers upon any other person or persons.

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Section 4.4      Chairman of the Board of Directors. The Chairman of the Board of Directors, if there be one, shall preside at all meetings of the stockholders and of the Board of Directors. The Chairman of the Board of Directors shall be the Chief Executive Officer of the Corporation, unless the Board of Directors designates the President as the Chief Executive Officer, and, except where by law the signature of the President is required, the Chairman of the Board of Directors shall possess the same power as the President to sign all contracts, certificates and other instruments of the Corporation which may be authorized by the Board of Directors. During the absence or disability of the President, the Chairman of the Board of Directors shall exercise all the powers and discharge all the duties of the President. The Chairman of the Board of Directors shall also perform such other duties and may exercise such other powers as may from time to time be assigned by these Bylaws or by the Board of Directors.

Section 4.5      President. The President shall, subject to the oversight and control of the Board of Directors and, if there be one, the Chairman of the Board of Directors, have general supervision of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. The President shall execute all bonds, mortgages, contracts and other instruments of the Corporation requiring a seal, under the seal of the Corporation, except where required or permitted by law to be otherwise signed and executed and except that the other officers of the Corporation may sign and execute documents when so authorized by these Bylaws, the Board of Directors or the President. In the absence or disability of the Chairman of the Board of Directors, or if there be none, the President shall preside at all meetings of the stockholders and, if the President is also a director, the Board of Directors. If there be no Chairman of the Board of Directors, or if the Board of Directors shall otherwise designate, the President shall be the Chief Executive Officer of the Corporation. The President shall also perform such other duties and may exercise such other powers as may from time to time be assigned to such officer by these Bylaws or by the Board of Directors.

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Section 4.6      Vice Presidents. At the request of the President or in the President’s absence or in the event of the President’s inability or refusal to act (and if there be no Chairman of the Board of Directors), the Vice President, or the Vice Presidents if there are more than one (in the order designated by the Board of Directors), shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. Each Vice President shall perform such other duties and have such other powers as the Board of Directors from time to time may prescribe. If there be no Chairman of the Board of Directors and no Vice President, the Board of Directors shall designate the officer of the Corporation who, in the absence of the President or in the event of the inability or refusal of the President to act, shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President.

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Section 4.7      Secretary. The Secretary shall attend all meetings of the Board of Directors and all meetings of the stockholders and record all the proceedings thereat in a book or books to be kept for that purpose; the Secretary shall also perform like duties for committees of the Board of Directors when required. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors, the Chairman of the Board of Directors or the President, under whose supervision the Secretary shall be. If the Secretary shall be unable or shall refuse to cause to be given notice of all meetings of the stockholders and special meetings of the Board of Directors, and if there be no Assistant Secretary, then either the Board of Directors or the President may choose another officer to cause such notice to be given. The Secretary shall have custody of the seal of the Corporation and the Secretary or any Assistant Secretary, if there be one, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by the signature of the Secretary or by the signature of any such Assistant Secretary. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest to the affixing by such officer’s signature. The Secretary shall see that all books, reports, statements, certificates and other documents and records required by law to be kept or filed are properly kept or filed, as the case may be.

Section 4.8      Treasurer. The Treasurer shall have the custody of the Corporation’s funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors or the President taking proper vouchers for such disbursements, and shall render to the President and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all transactions as Treasurer and of the financial condition of the Corporation. If required by the Board of Directors, the Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of the office of the Treasurer and for the restoration to the Corporation, in case of the Treasurer’s death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in the Treasurer’s possession or under the Treasurer’s control belonging to the Corporation.

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Section 4.9      Assistant Secretaries. Assistant Secretaries, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the President, any Vice President, if there be one, or the Secretary, and in the absence of the Secretary or in the event of the Secretary’s inability or refusal to act, shall perform the duties of the Secretary, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Secretary.

Section 4.10    Assistant Treasurers. Assistant Treasurers, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the President, any Vice President, if there be one, or the Treasurer, and in the absence of the Treasurer or in the event of the Treasurer’s inability or refusal to act, shall perform the duties of the Treasurer, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Treasurer. If required by the Board of Directors, an Assistant Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of the office of Assistant Treasurer and for the restoration to the Corporation, in case of the Assistant Treasurer’s death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in the Assistant Treasurer’s possession or under the Assistant Treasurer’s control belonging to the Corporation.

Section 4.11    Other Officers. Such other officers as the Board of Directors may choose shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors. The Board of Directors may delegate to any other officer of the Corporation the power to choose such other officers and to prescribe their respective duties and powers.

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ARTICLE V

STOCK

Section 5.1     Shares of Stock. The shares of capital stock of the Corporation shall be represented by a certificate, unless and until the Board of Directors of the Corporation adopts a resolution permitting shares to be uncertificated. Notwithstanding the adoption of any such resolution providing for uncertificated shares, every holder of capital stock of the Corporation theretofore represented by certificates and, upon request, every holder of uncertificated shares, shall be entitled to have a certificate for shares of capital stock of the Corporation signed by, or in the name of, the Corporation by any two authorized officers of the Corporation, certifying the number of shares owned by such stockholder in the Corporation.

Section 5.2      Signatures. Any or all of the signatures on a certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue.

Section 5.3      Lost Certificates. The Board of Directors may direct a new certificate or uncertificated shares be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issuance of a new certificate or uncertificated shares, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate, or such owner’s legal representative, to advertise the same in such manner as the Board of Directors shall require and/or to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate or the issuance of such new certificate or uncertificated shares.

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Section 5.4      Transfers. Stock of the Corporation shall be transferable in the manner prescribed by applicable law and in these Bylaws. Transfers of stock shall be made on the books of the Corporation, and in the case of certificated shares of stock, only by the person named in the certificate or by such person’s attorney lawfully constituted in writing and upon the surrender of the certificate therefor, properly endorsed for transfer and payment of all necessary transfer taxes; or, in the case of uncertificated shares of stock, upon receipt of proper transfer instructions from the registered holder of the shares or by such person’s attorney lawfully constituted in writing, and upon payment of all necessary transfer taxes and compliance with appropriate procedures for transferring shares in uncertificated form; provided, however, that such surrender and endorsement, compliance or payment of taxes shall not be required in any case in which the officers of the Corporation shall determine to waive such requirement. With respect to certificated shares of stock, every certificate exchanged, returned or surrendered to the Corporation shall be marked “Cancelled,” with the date of cancellation, by the Secretary or Assistant Secretary of the Corporation or the transfer agent thereof. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing from and to whom transferred.

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Section 5.5      Dividend Record Date. In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 5.6      Record Owners. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise required by law.

Section 5.7      Transfer and Registry Agents. The Corporation may from time to time maintain one or more transfer offices or agencies and registry offices or agencies at such place or places as may be determined from time to time by the Board of Directors.

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ARTICLE VI

NOTICES

Section 6.1      Notices. Whenever written notice is required by law, the Certificate of Incorporation or these Bylaws, to be given to any director, member of a committee or stockholder, such notice may be given in writing directed to such director’s, committee member’s or stockholder’s mailing address (or by electronic transmission directed to such director’s, committee member’s or stockholder’ electronic mail address, as applicable) as it appears on the records of the Corporation and shall be given: (a) if mailed, when the notice is deposited in the United States mail, postage prepaid, (b) if delivered by courier service, the earlier of when the notice is received or left at such director’s, committee member’s or stockholder’s address or (c) if given by electronic mail, when directed to such director’s, committee member’s or stockholder’s electronic mail address unless such director, committee member or stockholder has notified the corporation in writing or by electronic transmission of an objection to receiving notice by electronic mail or such notice is prohibited by the under applicable law, the Certificate of Incorporation or these Bylaws. Without limiting the manner by which notice otherwise may be given effectively to stockholders, but subject to Section 232(e) of the DGCL, any notice to stockholders given by the Corporation under applicable law, the Certificate of Incorporation or these Bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice or electronic transmission to the Corporation. Notice given by electronic transmission, as described above, shall be deemed given: (i) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice; (ii) if by a posting on an electronic network, together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and (iii) if by any other form of electronic transmission, when directed to the stockholder. Notwithstanding the foregoing, a notice may not be given by an electronic transmission from and after the time that (i) the Corporation is unable to deliver by such electronic transmission two consecutive notices given by the Corporation and (ii) such inability becomes known to the Secretary or an Assistant Secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice, provided, however, the inadvertent failure to discover such inability shall not invalidate any meeting or other action.

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Section 6.2      Waivers of Notice. Whenever any notice is required by applicable law, the Certificate of Incorporation or these Bylaws, to be given to any director, member of a committee or stockholder, a waiver thereof in writing, signed by the person or persons entitled to notice, or a waiver by electronic transmission by the person or persons entitled to notice, whether before or after the time stated therein, shall be deemed equivalent thereto. Attendance of a person at a meeting, present in person or represented by proxy, shall constitute a waiver of notice of such meeting, except where the person attends the meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any Annual or Special Meeting of Stockholders or any regular or special meeting of the directors or members of a committee of directors need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by law, the Certificate of Incorporation or these Bylaws.

ARTICLE VII

GENERAL PROVISIONS

Section 7.1      Dividends. Dividends upon the capital stock of the Corporation, subject to the requirements of the DGCL and the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting of the Board of Directors (or any action by written consent in lieu thereof in accordance with Section 3.8 of Article III hereof), and may be paid in cash, in property, or in shares of the Corporation’s capital stock. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, deems proper as a reserve or reserves to meet contingencies, or for purchasing any of the shares of capital stock, warrants, rights, options, bonds, debentures, notes, scrip or other securities or evidences of indebtedness of the Corporation, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for any proper purpose, and the Board of Directors may modify or abolish any such reserve.

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Section 7.2      Disbursements. All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

Section 7.3      Fiscal Year. The fiscal year of the Corporation shall end on the 30th day of June in each year.

Section 7.4      Corporate Seal. The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words “Corporate Seal, Delaware”. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

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ARTICLE VIII

INDEMNIFICATION

Section 8.1      Indemnification of Directors and Officers. The Corporation shall, to the maximum extent and in the manner permitted by the DGCL, indemnify each of its directors and officers against expenses (including attorneys’ fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the Corporation. For purposes of this Section 8.1, a “director” or “officer” of the Corporation includes any person (a) who is or was a director or officer of the Corporation, (b) who is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or (c) who was a director or officer of a corporation which was a predecessor corporation of the Corporation or of another enterprise at the request of such predecessor corporation.

Section 8.2      Indemnification of Others. The Corporation shall have the power, to the maximum extent and in the manner permitted by the DGCL, to indemnify each of its employees and agents (other than directors and officers) against expenses (including attorneys’ fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the Corporation. For purposes of this Section 2, an “employee” or “agent” of the Corporation (other than a director or officer) includes any person (a) who is or was an employee or agent of the Corporation, (b) who is or was serving at the request of the Corporation as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or (c) who was an employee or agent of a corporation which was a predecessor corporation of the Corporation or of another enterprise at the request of such predecessor corporation.

Section 8.3      Payment of Expenses in Advance. Expenses incurred in defending any action or proceeding for which indemnification is required pursuant to Section 8.1 of this Article VIII or for which indemnification is permitted pursuant to Section 8.2 of this Article VIII following authorization thereof by the Board of Directors shall be paid by the Corporation in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the indemnified party to repay such amount if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that the indemnified party is not entitled to be indemnified as authorized in this Article VIII.

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Section 8.4      Indemnity Not Exclusive. The indemnification provided by this Article VIII shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under these Bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office, to the extent that such additional rights to indemnification are authorized in the Certificate of Incorporation.

Section 8.5      Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of the DGCL.

Section 8.6      Conflicts. No indemnification or advance shall be made under this Article VIII, except where such indemnification or advance is mandated by law or the order, judgment or decree of any court of competent jurisdiction, in any circumstance where it appears: (a) that it would be inconsistent with a provision of the Certificate of Incorporation, these Bylaws, a resolution of the stockholders or an agreement in effect at the time of the accrual of the alleged cause of the action asserted in the proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification or (b) that it would be inconsistent with any condition expressly imposed by a court in approving a settlement.

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Section 8.7      Repeal, Amendment or Modification. Any amendment, repeal or modification of this Article VIII shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

ARTICLE IX

AMENDMENTS

Section 9.1      Amendments. These Bylaws may be altered, amended or repealed, in whole or in part, or new Bylaws may be adopted by the stockholders or by the Board of Directors; provided, however, that notice of such alteration, amendment, repeal or adoption of new Bylaws be contained in the notice of a meeting of the stockholders (in the event that such action is taken at a meeting) or Board of Directors, as the case may be. All such alterations, amendments, repeals or adoptions of new Bylaws must be approved by either the holders of a majority of the outstanding capital stock entitled to vote thereon or by a majority of the entire Board of Directors then in office. Any amendment to these Bylaws adopted by stockholders which specifies the votes that shall be necessary for the election of directors shall not be further amended or repealed by the Board of Directors.

Section 9.2      Entire Board of Directors. As used in this Article IX and in these Bylaws generally, the term “entire Board of Directors” means the total number of directors which the Corporation would have if there were no vacancies.

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* * *

Adopted as of: [●], 2022

Last Amended as of: ________________

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Exhibit E

Initial List of Surviving Corporation Directors and Executive Officers

[Attached.]

Initial List of Surviving Corporation Directors and Executive Officers

Directors

1.	Larry Diamond
2.	David Tyler
3.	Charlie Youakim

Executive Officers

1.	Larry Diamond - President
2.	Charlie Youakim - President and CEO of the Americas (USA, Mexico & Canada)
3.	David Tyler - Secretary